Form 20-F
period 2002-12-31
IMI INTERNATIONAL MEDICAL INNOVATIONS INC
filed 2003-06-04
CIK 1179083

As filed with the Securities and Exchange Commission on June 4, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number

IMI INTERNATIONAL MEDICAL

INNOVATIONS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of incorporation or organization)

4211 Yonge Street, Suite 300

Toronto, Ontario M2P 2A9, Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,406,733 as of December 31, 2002.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 13(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.

Yes  ☒    No  ☐    Not applicable  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐  No  ☐

i

ii

NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Annual Report on Form 20-F contains such “forward-looking statements”. Words such as “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors discussed below under “Risk Factors,” among others, could cause actual results to differ materially from those described in the forward-looking statements. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this Annual Report. The Corporation is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Corporation or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

iii

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers.

A.    Directors and Senior Management

Not Applicable.

ITEM 2.    Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.    Key Information.

Currency and Exchange Rates

All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at April 30, 2003 was $0.6975.

	2002	2001	2000	1999	1998
Average	.6368	.6457	.6732	.6730	.6740

	April-03	Mar-03	Feb-03	Jan-03	Dec-02	Nov-02
Low	.6737	.6822	.6530	.6349	.6329	.6279
High	.6975	.6709	.6720	.6570	.6461	.6451
Average	.6858	.6775	.6613	.6488	.6414	.6369

A.    Selected Financial Data

The following table presents selected financial data of IMI International Medical Innovations Inc. (“IMI” or the “Corporation”). This data is derived from the Corporation’s consolidated financial statements and the notes to those statements. You should read this data along with “Operating and Financial Review and Prospects” and the Corporation’s consolidated financial statements and the notes to those statements included in this Annual Report. All financial data as of December 31, 2002, the 11 month period ended December 31, 2001, and the fiscal year ended January 31, 2001, has been derived from the audited financial statements included in this Annual Report. Financial data as of January 31, 2000 and January 31, 1999, has been derived from the audited financial statements not included in this Annual Report.

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”). A detailed description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to the Corporation and a reconciliation to U.S. GAAP is included in note 8 to the audited consolidated financial statements included in this Annual Report.

Canadian GAAP:	Fiscal Year ended December 31, 2002	11 month period ended December 31, 2001(1)	Fiscal Year ended January 31, 2001	Fiscal Year ended January 31, 2000	Fiscal Year ended January 31, 1999
Operating Results
Net sales	nil	nil	nil	nil	nil
Investment tax credits	$189,908	$131,000	$115,239	$381,094	$209,495
Interest income	$257,407	$386,580	$522,832	$38,906	$51,742
Net loss	$4,018,262	$3,245,206	$1,833,205	$1,332,447	$1,057,181
Net loss per share:
—basic and fully diluted loss per share	$0.20	$0.17	$0.11	$0.10	$0.09

Note:

(1)	In 2001, the Corporation changed its financial year end from January 31 to December 31.

Operating results that would differ under U.S. GAAP are as follows:

U.S. GAAP:	Fiscal Year ended December 31, 2002	11 month period ended December 31, 2001	Fiscal Year ended January 31, 2001
Operating Results
Net loss	$4,871,140	$4,162,580	$5,450,754
Net loss per share:
—basic and fully diluted loss per share	$0.24	$0.22	$0.31

Canadian GAAP:	As at December 31, 2002	As at December 31, 2001	As at January 31, 2001	As at January 31, 2000	As at January 31, 1999
Financial Position
Total assets	$11,379,383	$9,343,958	$11,097,548	$1,396,211	$1,279,547
Long term debt	nil	nil	nil	nil	nil
Shareholders’ Equity
Total shareholders’ equity (net assets)	$10,689,828	$8,948,696	$10,605,574	$1,134,878	$1,081,041
Capital stock	$23,785,884	$18,212,490	$16,934,162	$5,630,261	$4,243,977
Weighted average number of common shares outstanding	20,406,733	19,097,390	17,376,342	13,204,758	12,085,171
Cash dividends declared per share	nil	nil	nil	nil	nil

Financial position and shareholders’ equity that would differ under U.S. GAAP are as follows:

U.S. GAAP:	As at December 31, 2002	As at December 31, 2001	As at January 31, 2001
Financial Position
Total assets	$10,812,417	$8,635,250	$10,949,209
Long term debt	nil	nil	nil
Shareholders’ Equity
Total shareholders’ equity (net assets)	$10,122,862	$8,239,988	$10,457,235
Capital stock	$28,399,039	$22,850,029	$21,521,457

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

You should consider each of the following factors as well as other information in this Annual Report in evaluating the Corporation’s business and its prospects. The risks and uncertainties described below are not the only ones the Corporation faces. Additional risks and uncertainties not presently known to the Corporation or that the Corporation considers immaterial may also impair the Corporation’s business operations. If any of the following risks actually occur, the Corporation’s business and financial results could be harmed. In that case the trading price of the Corporation’s common stock could decline. You should also refer to the other information set forth in this Annual Report on Form 20-F, including the Corporation’s financial statements and related notes.

Risks Related to the Corporation’s Business

The Corporation has no experience in marketing products. If the Corporation cannot successfully market and cause consumer acceptance of the Corporation’s products, the Corporation will be unable to execute its business plan.

The Corporation has no experience in marketing its products and intends to seek one or more partners, such as major diagnostic or pharmaceutical companies, to undertake marketing on its behalf. On May 10, 2002, as amended, the Corporation announced that it has signed an agreement with McNeil Consumer Healthcare to market and distribute the Corporation’s skin cholesterol test in Canada and for the insurance laboratory field in the United States and Mexico. There can, however, be no assurance that such efforts will be successful. If the Corporation relies on third parties to market its products, the commercial success of such products may be outside of its control. Moreover, there can be no assurance that providers, payers or patients will accept the Corporation’s products, even if the Corporation’s products prove to be safe and effective and are allowed for marketing by the Canadian Health Products and Food Branch (“HPB”), the U.S. Food and Drug Administration (“FDA”) and other regulatory authorities. The Corporation’s ability to achieve significant market share for each of its products could be affected by reimbursement difficulties with government agencies and third party insurers which could hamper the speed with which the Corporation’s products are adopted by the medical community and by the public. Market penetration of the Corporation’s products will be influenced by factors including the cost-effectiveness and the overall economic benefits that they offer.

The Corporation relies on third parties to manufacture some of its products and any delay or mistake on the part of such manufacturers could result in cancelled orders and a loss of revenues for the Corporation.

The Corporation relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. Currently, the Corporation’s skin cholesterol test, Cholesterol 1,2,3,™ is manufactured by Diagnostic Chemicals Limited (DCL), and X-Rite, Inc. supplies the colour measurement instrument used in connection with the test. The Corporation has not experienced any material problems, such as disruptions of supply, with these manufacturers to date. The Corporation’s other products relating to its cancer technologies are all manufactured (for clinical trial purposes) by the Corporation itself in its laboratory located at McMaster University Medical Center. See “Information on the Corporation—Business Overview.”

The ability to ensure a continued supply of products on a timely basis is not entirely within the control of the Corporation. If the Corporation cannot obtain materials in a timely fashion, the progress of the Corporation’s clinical trials and product sales will be negatively impacted.

The Corporation is not currently generating revenues and if the Corporation is unable to generate revenues and become profitable in the near future, its business will fail.

To date, the Corporation has not generated revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. See “Key Information—Selected Financial

Data,” “Operating and Financial Review and Prospects” and “Financial Information.” The Corporation has historically benefited from the inclusion of government grants and Canadian federal and provincial refundable scientific investment tax credits (“ITCs”) in its annual operating results. To date the Corporation has received $63,820 in government grants. ITCs are tax credits that the Corporation receives from the Canadian federal and provincial governments as a result of conducting applied scientific research in Canada. During the years that the Corporation was considered a private company for tax purposes, the ITCs that it received amounted to approximately 30% of the Corporation’s research expenditures. Upon the listing of the Corporation’s common shares on the Toronto Stock Exchange in August 2000, the Corporation became eligible to receive refunds of only its provincial tax credits, which currently amount to 7% to 10% of the Corporation’s research expenditures. The ITC receivable of approximately $271,000 as of December 31, 2002, is reported as a separate line item on the Corporation’s financial statements. There can be no assurance that grants and ITCs will continue to be available to the Corporation or, if so, at what levels. Also the Corporation may never achieve significant revenues or sufficient profitable operations to realize its ITC’s.

If the Corporation cannot obtain additional financing it needs to support its business growth, the Corporation will be unable to fund its continuing operations in the future.

Management believes that its current fiscal resources will be sufficient to meet its capital requirements through to at least the end of fiscal 2004. However, the Corporation’s future capital requirements will depend on many factors, including revenue from the successful commercial launch of its products, continued progress in diagnostic development programs, pre-clinical and clinical evaluation, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals. If additional financing is required, the Corporation will consider out-licensing its products under collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If such funding is not available, the Corporation may be forced to reduce or eliminate expenditures relating to specific programs relating to the development, testing, production or marketing of its proposed products, or may have to obtain funds through arrangements with corporate partners that require the Corporation to relinquish rights to certain of its technologies or products. The Corporation may not be able to raise additional capital if its capital resources are exhausted. See “Operating and Financial Review and Prospects.”

The Corporation depends on its patents and proprietary technology. If the Corporation is unable to prevent infringement of its intellectual property or to defend a claim of infringement, its business will be harmed.

The Corporation’s success will depend, in part, on its ability to acquire patents or licenses, maintain trade secret protection and operate without infringing the proprietary rights of third parties. The Corporation has filed patent applications in the United States and other jurisdictions. There can be no assurance that the Corporation’s outstanding patent applications will be allowed, that the Corporation will gain access to additional proprietary products that are patentable, that issued patents will provide the Corporation with any competitive advantages or will not be challenged by any third parties, or that the patents of others will not have an adverse effect on the ability of the Corporation to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Corporation’s products or design around the patented products developed by the Corporation.

The Corporation is exposed to a risk of product liability, which may divert funding from ongoing operations and harm operating results.

The sale and use of products under development by the Corporation entails risk of product liability. The Corporation has also agreed to indemnify each of The Cleveland Clinic Foundation, St. Michael’s Hospital, St. Paul’s Hospital, St. Joseph’s Hospital, The Hamilton General Hospital, Parke-Davis (a division of Pfizer), Johns Hopkins University Medical Center and McNeil Consumer Healthcare and the respective principal investigators, as appropriate, under their respective clinical trial and/or marketing agreements for such liability.

The Corporation maintains product liability insurance relating to the clinical trials that it conducts on its technologies, and it believes that such insurance would be reasonably adequate to cover any torts claims that may arise against the Corporation at present. Upon commercialization of its products, the Corporation will expand its insurance coverage to include the commercial sale of the Corporation’s products in the relevant territories. In addition, the Corporation maintains property, commercial general liability and tenants legal liability insurance.

As the Corporation expands, there can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any use of its products in clinical trials or for commercial sale. An inability to maintain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim, or finance the costs of a recall of a product, could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

If the Corporation is unable to acquire future technology necessary for its products, it may be unable to commercialize new products.

The Corporation’s business depends on its ability to identify or negotiate the acquisition of or licenses for future technologies. For example, the Corporation’s cancer technologies, are the subject of licenses to use the technologies. The Corporation may not be able to continue to successfully identify, acquire or license technologies in the future.

The loss of any key employee could impair the Corporation’s ability to execute its business plan.

The Corporation’s ability to develop products will depend, to a great extent, on its ability to attract and retain highly qualified personnel. Competition for such personnel is intense. The Corporation is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. The persons working with the Corporation are affected by a number of influences outside of the control of the Corporation. The loss of key employees may affect the speed and success of product development. See “Information on the Corporation—Business Overview.”

To date, the Corporation has not experienced high rates of employee turnover. As an example, the Corporation’s President, Executive Vice President of Clinical and Regulatory Affairs and Vice President Finance and CFO, have been employed by the Corporation for 10, 6, and 5 years, respectively, and the members of the Corporation’s Board of Directors each have been members of the Board for five years or more. While the Corporation believes that it has had success to date in its employee retention, it may not be able to continue to attract and keep its key employees.

The Corporation does not anticipate paying dividends on its Common Shares, which may affect investors who require a certain amount of liquidity on their investment.

The Corporation does not intend to pay dividends on its Common Shares in the foreseeable future, and thus the only return on an investment in the Common Shares will come from an increase, if any, in the price of the Common Shares. Investors who require dividend income should not depend on or expect to receive dividends on the Common Shares.

Investors may encounter difficulties in enforcing civil liabilities against the Corporation in the United States.

The Corporation is a Canadian corporation and its subsidiary, IMI International Medical Innovations Inc. (Switzerland) is a Swiss corporation. Substantially all of the assets of the Corporation or its subsidiary are located in either Canada or in Switzerland and similarly, all of the directors and executive officers of the Corporation and a majority of the experts named in this Annual Report also reside in Canada. As a result, it may be difficult for an investor to effect service of process within the United States upon the Corporation or its subsidiary or upon such directors, executive officers and experts. Execution by United States courts of any judgment obtained against the Corporation or its directors or executive officers or the experts named in this Annual Report in United States courts would be limited to the assets of the Corporation or of such persons, as the case may be, in the United States. There is doubt as to the enforceability in Canada or in Switzerland of United States judgments or liabilities in original actions in Canadian or Swiss courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

Risks Related to the Corporation’s Industry

Intense competition in the diagnostics industry may harm the Corporation’s ability to license and develop its products.

Technological competition in the diagnostics industry is intense. The Corporation competes with other companies to license and develop products aimed at diagnosing similar conditions. Many of these companies have substantially greater resources than the Corporation. The Corporation may not be able to continue to license the technology that it needs to stay competitive. Further, technological developments by others may render the Corporation’s products or technologies non-competitive. See “Information on the Corporation—Business Overview.”

Any inability by the Corporation to develop its products and comply with government regulations may hinder or prevent the development and sale of the Corporation’s products.

Prospects for emerging companies in the human diagnostics industry generally may be regarded as uncertain given the inherent nature of the industry and, accordingly, investments in such companies should be regarded as speculative. To achieve profitable operations, the Corporation, alone or with others, must successfully develop, introduce, secure regulatory clearance for, and market its products. As at the date hereof, only Cholesterol 1,2,3™ has received regulatory clearance from the FDA and HPB, and can be brought to market.

Securing regulatory clearances for the marketing of diagnostics products from the HPB in Canada and the FDA in the United States can be a long and expensive process which can delay product development. In this regard, the Corporation has identified a United States-based regulatory affairs consultant to advise the Corporation on its regulatory applications. In order to obtain regulatory approval for a particular product, human clinical trials conducted by the Corporation must demonstrate that the product is safe for human use and shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program. No assurances can be provided that any future human trials, if undertaken, will yield favourable results or that regulatory approval will be granted at all. In addition, if regulatory approval for a product is obtained by the Corporation it may only be for limited applications thereby hindering the ability of the Corporation to widely market a product. Such events would have a material adverse effect on the sales and profitability of the Corporation. See “Information on the Corporation—Business Overview.”

Rising health care costs may impair the ability of the Corporation to commercialize its products

Reimbursement for new products has come under scrutiny in an effort to control rising health care costs. In addition to research into a product’s safety and efficacy, research must also be carried out to demonstrate cost-effectiveness for reimbursement purposes. This information is required for either government (Canada or EC) or third party insurer purposes (United States). Failure to achieve enlistment in reimbursement schedules can have a dramatic impact on a product’s market penetration in the professional or laboratory market.

Recent policy initiatives in both the U.S. and Canada have advocated broader screening for the risk of cardiovascular disease and cancer. As a result, medical devices for screening and/or risk assessment for these types of disease may face an increased market potential. The Corporation may need to develop economic studies to demonstrate the cost-effectiveness of their products in identifying the risk of disease at an earlier stage.

The Corporation’s performance and general market volatility may cause the price of the Common Shares to decrease.

The Common Shares are speculative securities. If the Corporation performs poorly in the marketing, manufacturing or sales of its products, or in other areas of its business as highlighted in this section, that may cause the market price of the Common Shares to decline. In addition, there can be no assurance that an active trading market for the Common Shares will be sustained or that the trading price of the Common Shares will not be subject to significant fluctuations. Accordingly, an investment should be considered only by those investors who are able to make a long term investment and can afford to suffer a total loss of their investment in the Common Shares. An investor should consider the merits of an investment in the Common Shares and should consult professional advisers to assess income tax, legal and other aspects of such an investment.

ITEM 4.    Information on the Corporation.

A.    History and Development of the Corporation

The Corporation was originally incorporated as IMI Diagnatech Inc. under the Canada Business Corporations Act on November 9, 1992. On November 3, 1997, the Corporation changed its name to its present name of IMI International Medical Innovations Inc. The Corporation was amalgamated with its wholly-owned subsidiary 2860601 Canada Inc. pursuant to the Canada Business Corporations Act on February 1, 1999. The Corporation has one wholly-owned subsidiary, IMI International Medical Innovations Inc. (Switzerland), a corporation incorporated under the laws of Switzerland. The Corporation’s head office and principal place of business is located at 4211 Yonge Street, Suite 300, Toronto, Ontario, Canada M2P 2A9, and its telephone number is 416-222-3449.

To the knowledge of management of the Corporation, there has been no indication of any public takeover offers by third parties in respect of its shares or by the Corporation in respect of other companies’ shares during the last and current fiscal year.

For information concerning the Corporation’s capital expenditures and methods of financing, see “Operating and Financial Review and Prospects.”

B.    Business Overview

The Corporation is a specialty medical device company that licenses and manages the development and commercialization of innovative predictive medicine technologies useful in a variety of medical disorders. The Corporation focuses its efforts on medical conditions where there is a well-defined need for tests to detect serious or life-threatening diseases which the Corporation believes it can successfully develop and bring to market. The Corporation seeks out proprietary technologies that offer some evidence of efficacy in human testing and significant cost/benefit trade-offs to existing products. The Corporation evaluates each technology, including intellectual property assessments, and conducts competition and market research in order to select those technologies or products which have the greatest potential. In effect, the Corporation invests substantially all of its funds in product development (as opposed to basic research) and clinical trials. By investing in this phase of development, management of the Corporation believes that it can add value for its shareholders and avoid the more expensive and riskier research stage of the product development cycle.

After identifying and evaluating an appropriate technology, the Corporation purchases or in-licenses the related patents or know-how and does the development and contracts for the manufacturing of prototypes and defines the manufacturing protocols. Where appropriate, the Corporation conducts clinical trials to obtain regulatory clearance and register the product for sale. At an appropriate point in the development cycle for the technology, the Corporation would seek to out-license its products to major diagnostic, pharmaceutical or consumer goods companies which could be responsible for any or all of the related marketing, sales, manufacturing and distribution. Such companies offer sales forces targeted to clinicians, laboratories, pharmacies as well as over-the-counter markets, supported by established distribution channels. The Corporation intends to negotiate to receive research and development support, upfront and milestone payments and an on-going royalty interest on the sales of these products.

The Corporation currently owns patents for a test used to measure skin cholesterol (“Cholesterol 1,2,3™”) and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and other cancers. In addition, the Corporation has licensed a different marker for the detection of prostate cancer, has patents pending for colour measurement in biological reactions and has a right of first refusal on certain genomic-related technologies in the predictive medicine field on research being conducted at McMaster University. The Corporation has also acquired the exclusive rights to a hand held instrument and software for colour measurement for use with Cholesterol 1,2,3™ in point-of-care applications. The Corporation believes that these innovative technologies will fulfill market needs through their ease-of-use and by contributing to cost-effective patient management.

To acquire these technologies, the Corporation has negotiated agreements with the inventors of the technologies with the objective of building long-term relationships and mutual cooperation. To date, the Corporation has acquired technology rights through a combination of equity participation by the inventors, profit sharing, royalties, up-front payments and commitments for funding ongoing product development expenses.

Industry Overview

The Market for Diagnostics

According to the American Heart Association (2002 Heart and Stroke Statistical Update), the number of Americans above the age of 65 in 1940 was approximately 8,976,000. Sixty years later, the number of Americans above the age of 65 has increased to approximately 34,670,000. The aging population has caused a dramatic growth in total health care spending. As a result of these increasing expenditures, cost containment strategies are being evaluated and implemented by governments and private payers around the world. The management of the Corporation believes that technologies that help to reduce such health care costs, especially if quality of care is not adversely impacted, should represent a significant market opportunity. Health care cost containment efforts are also shifting treatment focus away from hospitals to less expensive alternate care sites.

Technological advances have created more effective, easy-to-use devices which have allowed diagnostic testing to be moved closer to the patient, at the point-of-care. This has resulted in the earlier diagnosis and the initiation of therapy at an earlier stage in the healthcare process. Management believes that point-of-care or self-testing is optimal because it permits immediate feedback to the patient or medical practitioner, rather than requiring additional and delayed patient contact to provide and explain test results. It also reduces the need for costly return visits to the doctor and avoids the expense of specimen collection, preservation, transportation, processing and results reporting by laboratories. In some cases, hospitals, health maintenance organizations (“HMOs”), health departments and corporations view risk factor screening as an effective way to reduce overall medical costs. As a result, the use of screening and monitoring diagnostics for early intervention, improved treatment and monitoring is becoming an important component of managed health care. This trend toward the greater use of point-of-care and self-diagnosis began in the early 1980s and is expected to continue. Examples of such tests include those for cholesterol, glucose, pregnancy, ovulation and various urine components. Management of the Corporation believes that the factors discussed above will lead to increases in the use of devices of the type that the Corporation currently intends to commercialize.

Several large companies, including Abbott Laboratories Limited, Bayer Inc., Beckman Coulter Inc., Johnson & Johnson and Roche Diagnostics Systems, dominate the medical device and diagnostics industry. Relative to the pharmaceutical industry, product development is generally characterized by lower development costs, shorter regulatory timelines and a shorter time to market. These advantages may be offset by lower margins as compared to the pharmaceutical industry.

Sales of Home Diagnostics

Complementing the trend towards increased use of point-of-care diagnostics is the expanding market for self-testing and home-use diagnostic tools which are generally available at pharmacies as over-the-counter products. The growth of this market has been attributed to the following four main factors:

1.	greater awareness of personal wellness and the increasing role by individuals in health maintenance;

2.	a health-conscious and aging population which is placing a growing emphasis on preventative care;

3.	technological advances that have improved both the ese-of-use and accuracy of diagnostic products, thereby gaining greater support from medical practitioners; and

4.	expanded services, such as point-of-purchase demonstrations as part of product offerings.

According to Frost & Sullivan, an international market research and consulting firm headquartered in Mountain View, California, the combination of preventative awareness, healthcare reform and managed care has had a positive impact on the home diagnostics and monitoring products market, providing self-diagnosis and monitoring products that are safe to use. Frost & Sullivan expects that these new emerging diagnostic and monitoring trends will likely help to detect disease early, thereby speeding patient recovery and reducing long-term medical expenses. In the United States, revenues from home diagnostic products and monitoring devices grew at a rate of 11.9% compounded annually from US$1.19 billion in 1994 to US$1.70 billion in 1997 (Frost & Sullivan, 1998). Theta Reports estimate the at-home or OTC market for diagnostic testing to be $2 billion in 1999, growing at a rate of 12% per year. Theta forecasts double-digit growth through the year 2005 to $2.8 billion for this market segment (Theta High Growth Diagnostic Markets, Report No. 1045, September 2000).

Channels of Distribution

Until recently, most complex diagnostic procedures were performed in hospitals with in-house laboratories and in centralized clinical laboratories. As a result, sales and distribution efforts by manufacturers of diagnostic products have focused on such laboratories. This market has been, and continues to be, serviced almost entirely by large, integrated manufacturing and distribution companies. These large companies maintain strong sales and marketing departments including salespeople calling directly on physicians’ offices. However, technological advances resulting in new and/or improved product offerings are changing the market for diagnostics and devices. This product innovation has allowed for expanded use of complex diagnostic products in doctors’ offices, corporate health centers and the home. The result is a greatly expanded set of potential markets with a similarly expanded set of distribution channels.

Management of the Corporation anticipates that many of the Corporation’s products will extend into these new market segments. As such, the Corporation plans to tailor its distribution strategy so as to penetrate target market segments efficiently. With its initial products, the Corporation anticipates establishing strategic alliances with diagnostic, pharmaceutical or consumer goods companies. Such companies would ideally offer conventional diagnostics or medical device distribution networks supplemented by direct selling to select markets such as work sites, community health centers, preventive care facilities, home care, pharmacies and other retail networks. In fact, on May 10, 2002, the Corporation announced its first partnership with McNeil Consumer Healthcare, a Johnson & Johnson company, for the marketing and distribution of the Corporation’s skin tests for coronary artery disease in Canada. This agreement was amended on December 20, 2002 to include the laboratory field and to extend the territory for the insurance laboratory field to include the United States and Mexico.

Coronary Artery Disease (Cholesterol 1,2,3™)

Pathology

Cholesterol is transported in the blood by plasma lipoproteins. Four major lipoprotein classes can be identified on the basis of their physiochemical properties: chylomicrons, very low-density lipoproteins (“VLDL”), low density lipoproteins (“LDL”) and high-density lipoproteins (“HDL”).

The deposit of cholesterol onto damaged blood vessel walls results in the development of a lesion which eventually reduces both the flexibility of the afflicted blood vessel wall and the intravascular space. The resultant condition is known as an atherosclerotic plaque.

LDL fractions contain 75% of the blood cholesterol and are associated with deposits on artery walls. In contrast, HDL fractions bind to some of the cholesterol in blood and transport it to the liver where it is metabolized. Thus, elevated LDL, in the absence of elevated HDL, is associated with atherosclerosis whereas elevated levels of HDL alone are associated with lower levels of disease.

Lipoprotein concentrations in the blood can change as a result of normal physiological variation and individual variation averages about 6.1% (United States General Accounting Office: Report to the Chairman, Submitter on Investigations and Oversight, Committee on Science, Space and Technology, House of Representatives: Cholesterol Measurement—Test Accuracy and Factors that Influence Cholesterol Levels, 1994). In order to establish an accurate lipoprotein level, measurements are made using several blood samples taken at varying intervals after fasting. Self-administered tests can also be done using finger stick blood samples and these can be even more variable than measurements in venous samples. Although the United States National Cholesterol Education Program ATP III (the “NCEP”) experts’ panel (NCEP Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults, (Adult Treatment Panel III) 2001) recommends that all Americans over the age of 20 have their blood cholesterol measured at least once every five years, standard total cholesterol, LDL and HDL determinations may not adequately predict the risk of cardiovascular disease.

Atherosclerotic plaque results in increased risk for:

•	coronary artery disease (“CAD”), angina pectoris and sudden cardiac death

•	stroke

•	peripheral vascular disease

Accordingly, blood cholesterol is an established measure to help determine an individual’s risk for disease.

Market

High cholesterol and other lipid disorders are among the world’s most widespread chronic health problems. In response to conclusive evidence relating high cholesterol to heart disease, the NCEP was launched by the United States National Institutes of Health (the “NIH”) in 1985 as part of a United States nationwide effort to reduce the prevalence of high blood cholesterol. The NIH recommends that the least expensive way to reduce Coronary Heart Disease (“CHD”) is through a public health approach which targets the entire population to reduce the major risk factors for heart disease which include cholesterol from dietary intake. The Adult Treatment Panel (“ATP”) outlined a strategy for primary prevention of coronary artery disease in persons with high levels of LDL cholesterol (>160mg/dL) or those with borderline high LDL cholesterol and multiple risk factors. A second revision in 2001 created the ATPIII Guidelines. This established desirable total cholesterol (“TC”), which is characterized by the NIH to be below 200 mg/dl, while those with readings of 200-239 mg/dl are designated as having borderline high TC and those over 240 mg/dl have high TC. The ATPIII Guidelines also lowered the optimal LDL cholesterol level to 100mg/dL, and lowered the triglycerides classification cut points to give more attention to moderate elevations. Most Americans are now aware that high cholesterol levels increase their risk of having heart disease.

In 1988, the NIH issued guidelines for the screening of all adults over 20 years of age to determine TC levels and proposed more extensive lipid testing and treatment for those found to have high TC. In 1991, screening guidelines were expanded to include children over the age of two with a family history of high TC or CHD.

NIH guidelines provide that individuals with satisfactory TC values should have their cholesterol tested every five years, individuals with borderline high TC should have a lipid testing repeated annually, and those with high TC should have at least three lipoprotein tests conducted to confirm their values and to help their physician decide what therapy, if any, should be instituted. Individuals receiving diet or drug therapy are typically re-tested every three to six months to track the effectiveness of the therapy.

Since the inception of the NCEP, the market for cholesterol and other lipid tests has experienced significant growth. A study in the “Morbidity and Mortality Weekly Review”, United States Center for Disease Control, September 2000, reported that the percentage of Americans who have had their cholesterol checked increased from 67% in 1991 to 71% in 1999. According to a 2002 report by the American Heart Association, approximately 102 million American adults, representing approximately half the United States adult population, have elevated cholesterol levels and more than 40 million American adults have cholesterol readings over the danger level. Clinical laboratories in the United States now perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory cholesterol tests are performed in the rest of the world. The estimated cost of cardiovascular disease in the United States in 2001 is U.S. $298 billion, including healthcare expenditures and lost productivity (CDC at a Glance, Preventing Heart Disease and Stroke: Addressing the Nation’s Leading Killers 2002).

The Opportunity

Management of the Corporation believes that there is a need for a more reliable and cost effective means of both screening and monitoring patients. Blood cholesterol tests may be highly variable in results over a series of days, relatively expensive to perform and require at least one fasting blood sample from the patient. In response to this opportunity, the Corporation, pursuant to an assignment agreement dated March 3, 1993, as amended May 21, 1997, between the Corporation and the Research Institute of Physico-Chemical Medicine and related share purchase agreements dated May 27, 1998, acquired the patent rights underlying Cholesterol 1,2,3™ for the United States, Canada and Western Europe. Since then, the Corporation has expanded the intellectual property covering Cholesterol 1,2,3™. See “Information on the Corporation—Business Overview- Coronary Artery Disease (Cholesterol 1,2,3™)—Patents.”

The Technology

Since the mid-1960s, scientists have tried to measure skin cholesterol as a marker for cardiovascular disease (“CVD”), recognizing it had the potential to improve reliability over blood cholesterol test results. Skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue. Thus, as blood vessel walls accumulate cholesterol, it is believed that skin accumulates cholesterol. This has led to the hypothesis that skin may be a good source of estimating atherosclerotic cardiovascular disease than blood. A number of studies carried out in the 1970s and early 1980s, largely in Europe, have provided evidence in support of this hypothesis:

•	skin cholesterol levels were found to be higher in individuals with abnormal coronary angiograms than in those with normal coronary angiograms

•	skin cholesterol levels were found to be elevated in individuals with hyperlipoproteinemia compared to those with normal serum lipid levels

•	skin cholesterol levels were elevated in individuals having coronary bypass surgery compared to age-matched healthy controls

In most of the prior studies, skin cholesterol was estimated after extraction from tissue using organic solvents from biopsy samples and thus both the sample and the testing methods precluded their use in general clinical practice.

Cholesterol 1,2,3™ is a non-invasive test that evaluates the amount of cholesterol accumulated in a patient’s epidermis (skin). The test is conducted in three minutes in two separate steps on the palm of the hand. In the first step, a chemical binding solution consisting of a cholesterol binding agent and an enzyme, both linked together by a polymer, is placed on the hand for one minute. This solution binds to the skin’s cholesterol-rich surface layer. After one minute the excess solution is blotted dry, leaving only that part of the solution which is bound to epidermal cholesterol. In the second step, an indicator solution, containing a dye in a colourless form, is placed on the same area of the hand and reacts when it contacts the enzyme which is bound to epidermal cholesterol. As a result, a colour change reaction is created. After only two minutes this reaction is fully readable by eye or by a numerical result which can be obtained from a hand-held colour measurement instrument.

Cholesterol 1,2,3™ is currently packaged in a 20-test kit that contains three dropper bottles consisting of a binding solution, an indicator solution and a positive control, as well as 20 adhesive-backed pads. In addition, a patented hand-held instrument (see “Information on the Corporation—Business Overview- Coronary Artery Disease (Cholesterol 1,2,3™)—Product Status and Development Plan”) which connects to a computer will measure the colour change and provides a quantitative report relating to the level of cholesterol in the skin. Management of the Corporation envisions the use of this device for physicians’ offices, laboratories, clinics and pharmacies and it may be adapted for over-the-counter or home use.

Initially, Cholesterol 1,2,3™ is expected to have a shelf life of at least twelve to fifteen months. Management of the Corporation believes that this test is inexpensive to produce and will be cost competitive with current alternative tests.

Product Status and Development Plan

From 1993 until early 1997, a contract research organization provided the Corporation with the majority of the development work relating to Cholesterol 1,2,3™. Among other aspects, this work included assistance in the transfer of technology from the test’s inventors, the development of protocols for the synthesis of active ingredients for the test and the development of assays to verify the activity of the ingredients. Validation of the synthesis of the chemicals comprising the binding solution was conducted at McMaster University, Hamilton, Ontario, Canada (“McMaster”) pursuant to a research service agreement dated April 10, 1997 between McMaster and the Corporation. This research service agreement expired by its own terms in 2000. The Corporation subsequently entered into another agreement with McMaster, dated October 31, 2000, pursuant to which the Corporation provides research and development sponsorship funding to McMaster, in an amount of $120,000 per year, which payments commenced in November 2000 and will continue until October 31, 2005. The Corporation has paid $270,000 to McMaster under this agreement through December 31, 2002. In consideration for this sponsorship, the Corporation has a right of first refusal for a license on any intellectual property that is created as a result of the funding. The Corporation also has the right under this agreement for the use of laboratory facilities at McMaster. The Corporation has granted or will grant warrants to purchase up to 10,000 shares per year, at an exercise price of $4.50 per share, to McMaster under this agreement. See note 6[b][iv] to the Financial Statements.

In accordance with a sponsored research agreement dated October 24, 1997, from November 1997 to December 1998, the Corporation conducted a clinical trial at The Cleveland Clinic Foundation (the “Cleveland Clinic”), Preventive Cardiology and Rehabilitation Section, with Dr. Dennis Sprecher as principal investigator.

The main objective of the primary study at the Cleveland Clinic was to evaluate Cholesterol 1,2,3’s™ ability to assess the risk that a person has cardiovascular disease by:

•	determining the relationship between skin cholesterol and serum lipid levels in 200 patients entering the preventive cardiology program; and

•	determining the relationship between skin cholesterol and functional evidence of CAD as demonstrated by cardiac stress testing in the test population (approximately 100 patients each).

The results of the study were presented at the 31st Annual Oak Ridge Conference in San Jose, California on April 23, 1999. The data showed that skin cholesterol is an independent predictor of cardiovascular disease risk (as measured by stress test outcome).

A second study was conducted at the Cleveland Clinic, and was designed to determine the ability of skin cholesterol to serially monitor 50 patients starting lipid-lowering medications and to test each patient’s ability to self-test. The interim results of this study were presented at the annual meeting of The American Association of Clinical Chemistry in New Orleans on July 27, 1999. This data suggested that non-invasive determination of skin cholesterol levels may have utility in monitoring response to cholesterol-lowering medications.

A follow-on clinical study to determine the effectiveness of measuring skin cholesterol levels to assess CAD, was undertaken at St. Michael’s Hospital, The Trillium Health Centre and The Cleveland Clinic with Dr. Anatoloy Langer and Dr. Dennis Sprecher acting as the principal investigators. The study tested 649 patients to determine skin cholesterol levels with the resulting values being compared to angiography. Interim results were presented at the American Heart Association’s Scientific Sessions, New Orleans in November 2000. Final results were presented at the American Heart Association’s Arteriosclerosis, Thrombosis, and Vascular Biology Meeting, in Salt Lake City, in April 2002. The study demonstrated that skin cholesterol is independently associated with the presence and extent of CAD based on lesions as determined by angiography.

In addition, a clinical trial was completed in April 2001 at St. Paul’s Hospital at the University of British Columbia, Vancouver, British Columbia, comparing skin cholesterol measurements to other measures of CAD risk, including Carotid Sonography, Flow-Mediated Brachial Vasoactivity, and Serum Markers. A manuscript from this trial was published in the June 2002 issue of the American Journal of Cardiology. In addition, a clinical trial with Parke-Davis, a division of Pfizer, is ongoing to measure skin cholesterol as part of a clinical trial for Avisimibe, a new drug for treatment of arteriosclerosis.

In March 2002, Cholesterol 1,2,3™ was added to the Johns Hopkins University site of the Multi-Ethnic Study of Atherosclerosis (MESA), a 6,500 patient multi-site clinical trial. The MESA trial will examine a variety of methods, including skin cholesterol, for identifying sub clinical disease (disease with no overt symptoms) in a diverse patient population of Caucasians, African Americans, Hispanics and Asians.

On May 14, 1999, the Corporation entered into a supply agreement (the “X-Rite Agreement”) with X-Rite, Inc. (“X-Rite”), a Michigan based corporation, under which X-Rite will develop and supply the Corporation with a hand-held instrument (the “X-Rite Instrument”) and related software for Cholesterol 1,2,3™, for use in a professional setting. The X-Rite Instrument measures the colour of the reagents on the palm of the hand and provides a quantitative skin cholesterol result.

Pursuant to the terms of the X-Rite Agreement, the Corporation has agreed to purchase all of the Corporation’s worldwide requirements for colour measuring devices and related software for use by the Corporation in marketing and selling Cholesterol 1,2,3™ Systems (defined in the agreement as the product or system combining the use of Cholesterol 1,2,3™ and the X-Rite Instrument) in point-of-care applications applied under the direction or supervision of medical practitioners and clinicians. The term of the X-Rite Agreement is six years unless earlier terminated by either party upon the material breach by the other party or, at the option of X-Rite, if a certain minimum number of Cholesterol 1,2,3™ Systems are not purchased. Further, under specific conditions, the Corporation may be required to make certain payments to X-Rite if less than a minimum number of X-Rite Instruments have been purchased by the Corporation during a specified period following FDA clearance of Cholesterol 1,2,3™. Other than for purchases of X-Rite Instruments in the ordinary course of business, the Corporation has not paid X-Rite any amounts under the X-Rite Agreement to date.

The claims that the Corporation will be able to make in the marketing of Cholesterol 1,2,3™ will depend on the nature of the clinical trials conducted and the related regulatory requirements in the country where the product is to be sold. The United States represents the largest market for Cholesterol 1,2,3™ but also has the strictest regulatory requirements. The Corporation plans to continue clinical trials in the United States and to use data from these studies to obtain product clearance in other countries in which it wishes to have Cholesterol 1,2,3™ sold.

In January 2001 regulatory clearance was granted by the HPB for sale of Cholesterol 1,2,3™ in Canada for risk assessment of coronary artery disease. In June 2002, the Corporation received FDA clearance for the sale of Cholesterol 1,2,3™ in the United States. Skin cholesterol, as measured by Cholesterol 1,2,3™, can be used as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multi-vessel coronary artery disease (>50% stenosis in > 1 vessel as diagnosed by coronary angiography) where further diagnostic evaluation is being considered. Test results, when considered in conjunction with clinical evaluation, blood cholesterol tests and other risk factors identified for coronary artery disease, will aid the physician in focusing diagnostic and patient management options.

On September 5, 2002, the Corporation CE-marked Cholesterol 1,2,3™, which enables the Corporation to sell this product in Europe as part of a risk assessment for coronary artery disease. The product was registered with the Competent Authority in the U.K. Registrations with Competent Authorities of other European Union Member States are expected to follow after translation of the labeling for Cholesterol 1,2,3™ in their respective languages has been completed. See “Information on the Corporation—Business Overview.”

In May 2002, the Corporation signed an agreement with McNeil Consumer Healthcare (“McNeil”) to market and distribute the Corporation’s skin cholesterol-based cardiac risk prediction systems, such as Cholesterol 1,2,3™, in Canada. Pursuant to an amendment to this agreement, dated December 20, 2002, and upon payment to IMI of $100,000, McNeil exercised an option to expand its marketing rights in Canada to include the laboratory field and to extend the territory for the insurance laboratory field to include the United States and Mexico. The amended agreement provides McNeil with exclusive rights, in these fields and in this territory, to the professional skin cholesterol test system and the future versions suitable for home use and the laboratory markets, both of which are being jointly developed by McNeil and the Corporation. The agreement has a 15 year term, and requires McNeil to purchase the Corporation’s skin cholesterol-based tests and pay ongoing royalties to the Corporation on sales, in addition to a series of one-time milestone payments of up to $3,300,000, which will be based on McNeil’s achievement of specified annual sales levels of the licensed products. The Corporation may terminate this agreement if certain minimum levels of sales of the skin cholesterol test are not met. Since future royalty rates, royalties and milestone payments under this agreement are based on targeted sales by McNeil, which sales have not commenced and may not commence for the foreseeable future, the Corporation is unable at this time to accurately predict the aggregate future payments that could be received under this agreement.

In addition to the existing Cholesterol 1,2,3™ product, the Corporation is developing prototypes for both a consumer and laboratory versions of the test and has commenced pilot trials on these prototypes.

Patents

The Corporation has obtained patents which cover the chemical formulations for the reagents employed in Cholesterol 1,2,3™, a method of producing these reagents as well as a method of using the reagents for the visual indication of cholesterol on the skin’s surface. A Canadian patent was granted in June 1995, two United States patents were granted in February 1996 and December 1996 and a patent covering most of Western Europe was granted in 1996. In December 1995, an international patent application was filed under the Patent Cooperation Treaty covering a multi-layer, analytical element for use in conjunction with Cholesterol 1,2,3™. To date, the Corporation has received a positive response from the International Preliminary Examining Authority with respect to the patentability of such an analytical element, and, in fact, a patent was granted in both Australia and Korea in 1999. A notice of allowance was received in the United States in 2002.

In May 1998, the Corporation acquired the worldwide patent rights for a method for determining skin cholesterol through the use of biosensor devices. In April, 2002, the Corporation was granted this patent in the United States. It is currently pending in Europe, Canada and Japan. The Corporation has filed a patent application with regards to the use of spectrophotometric measurement in colour based biochemical and immunological assays. This patent was filed on a worldwide basis. See “Information on the Corporation- Business Overview—Patent and Proprietary Protection”.

Trademarks

The Corporation filed a trademark application on February 22, 2000 with respect to Cholesterol 1,2,3™ with the United States Patent and Trademark Office. The Corporation received the Notice of Allowance on January 31, 2003. The Cholesterol 1,2,3™ trademark has been granted in Canada as well as in Europe.

Competition

The measurement of cholesterol is currently conducted through blood-based analysis. The Corporation is not aware of any other test currently marketed or in development which non-invasively measures skin cholesterol. The Corporation is aware that research has been undertaken using other testing approaches which employ body fluids, saliva and tears. The stage of development of such approaches is unknown. See “Key Information—Risk Factors.”

The cholesterol testing market can be divided into two distinct segments: (i) the point-of-care and home use segment; and (ii) the clinical laboratory setting. Currently, the majority of cholesterol testing is performed in a clinical setting which includes hospital-based and independent laboratories. These facilities employ sophisticated multi-test analyzers which perform a wide range of blood-based diagnostic tests. These analyzers are manufactured by companies such as Beckman Coulter, Ortho Clinical Diagnostics, Roche Diagnostics Systems, Abbott Laboratories Limited and Bayer, Inc. They must be operated by skilled technicians and, for certain tests, the pre-treatment of the blood samples is required.

In the point-of-care market, desktop analyzers have been developed, offering a more limited range of tests than clinical analyzers. Point-of-care cholesterol testing devices, which offer an even more limited range of test results, are also available. In both cases, these devices offer ease-of-use and immediacy of results as primary advantages over clinical analyzers which are usually distantly located from the patient. These point-of-care diagnostics are all invasive, requiring, at a minimum, a lancet puncture to the finger for blood to conduct the test. Some of the firms involved in the development or marketing of such products include Roche Diagnostics Systems, Lifestream Technologies, Inc. and Cholestech Corporation. Another United States company, Chematics, Inc., is marketing a point-of-care, three minute blood-based test which is available on a mail order basis to professionals.

The Corporation believes that Cholesterol 1,2,3™ will compete effectively in the point-of-care markets based on a combination of accuracy, ease-of-use, non-invasive, immediacy of results and cost effectiveness. Management of the Corporation believes that if the results of the clinical trials confirm the results of the earlier studies, any resulting papers or presentations could play an important role in enhancing the endorsement and adoption of Cholesterol 1,2,3™ by the medical community.

Key Markets

The Corporation envisions the following markets or marketing strategies may be viable for its skin cholesterol technologies:

•	Physician’s office. The non-invasive, low cost and easy-to-use skin cholesterol test may be suitable for use in the physician’s office for risk assessment and, perhaps, monitoring applications to provide the clinician with valuable additional data in an overall patient workup for CAD risk.

•	Monitoring for drug and dietary therapy. Given the low cost and ease of use of skin cholesterol testing, the test may be used to monitor the progress of therapy. Thus, pharmaceutical companies may be interested in using or co-marketing this test to ensure patient compliance. (The product is not yet cleared for this use).

•	Pharmacy Market. The test may be offered through retail pharmacies to consumers (over-the-counter). As well, pharmaceutical companies might be interested in using or co-marketing the test at the pharmacy level as a means of encouraging individuals to see their doctors for cholesterol lowering drug therapies. (The Corporation is currently developing this format).

•	Screening device for coronary stress test. The coronary stress test is both time consuming and expensive; however, it is also generally regarded as a significant measure of coronary arterial function. Cholesterol 1,2,3™ could be used as a preliminary screen to determine the need to conduct expensive coronary stress tests.

Colorectal Cancer Diagnostic Tests (ColorectAlert™ and ColoPath™)

Pathology

Colon and rectal cancer is the third most prevalent cancer in North America and the second most common cause of death due to cancer. Colorectal cancer begins as a benign polyp that subsequently evolves into a malignant lesion. The cancer becomes invasive when it penetrates the wall of the colon or rectum. Spread may be by lymphatics or blood vessels and occasionally along nerves. Untreated colorectal cancer leads to death.

Colon and rectal cancer is staged by imaging and biopsy studies. According to the Duke’s Classification Method, colorectal cancer is categorized into four groups:

Stage A:	tumor is limited to the wall of the colon or rectum

Stage B:	tumor has extended to the extracolonic or extrarectal tissue but there is no involvement of regional lymph nodes

Stage C:	tumor has spread to regional lymph nodes

Stage D:	tumor has spread to distant organs

Early stage disease is not associated with symptoms and about 60% of all cases have spread beyond the colon or rectum (Stages C and D) at the time of diagnosis. Common symptoms associated with later stage disease include blood in the stool, abdominal pain, change in bowel habits and unexplained weight loss. Surgery is the current treatment of choice for early stage disease and surgery, chemotherapy and/or radiotherapy may be used to alleviate symptoms in later stage disease. Overall, 50% of the surgically treated patients are cured with early surgical intervention.

In the absence of effective treatment for advanced stage disease, screening can be important. Screening must identify early stage disease in asymptomatic individuals in order to be effective. According to Cancer Care Ontario, when detected early, colorectal cancer has a 90% cure rate. Currently four methods may be used to screen for colorectal cancer:

•	digital rectal examination (“DRE”)

•	fecal occult blood testing (“FOBT”)

•	sigmoidoscopy

•	double contrast barium enema (“DCBE”)

DCBE is now recommended by the American Cancer Society as a viable screening alternative for detection of colorectal cancer. Digital rectal examination is a simple and safe procedure but fewer than 10% of colorectal cancers can be detected by this method. Sigmoidoscopy allows for more extensive evaluation of the rectum and sigmoid colon although it has a lower rate of patient acceptability and is more expensive than other methods. FOBT detects hidden blood in a stool sample and is the most frequently used screening method for colorectal cancer. Most national healthcare organizations in the United States including the American Cancer Society and the United States Preventative Services Task Force have recommended annual fecal occult blood testing for individuals over the age of 50. Although FOBT has been found to reduce death due to eventual cancer, the test does have limitations due to its relatively low levels of sensitivity and specificity.

Market

According to the American Cancer Society, there will be an estimated 148,300 new cases of colorectal cancer in the United States in 2002 (American Cancer Society, Cancer Facts and Figures 2002). While there has been some improvement in the five-year survival rate, there has been little change in overall mortality from colorectal cancer in the last 30 years. According to the American Cancer Society (Cancer Facts and Figures, 2002), there will be an estimated 60,000 deaths attributed to colorectal cancer in 2002.

On average, 13 person years of life are lost for each colorectal cancer death. In addition, treatments such as surgery, colostomies, chemotherapy and radiotherapy can also produce significant illness. Early detection of cancer is a high priority given the high cost of treatment and the costs associated with premature death. The most prevalent test is FOBT but many patients and professionals generally do not want to perform the test because it involves smearing stool samples on a slide and because the test has relatively poor predictive values.

The Opportunity

The Corporation’s rectal mucous test (“ColorectAlert™”) is a patented laboratory based technology which detects a carbohydrate marker believed to be associated with cancerous and pre-cancerous conditions. Dr. A.K.M. Shamsuddin (the “ColorectAlert™ Inventor”) of Baltimore, Maryland developed this technology at the University of Maryland School of Medicine. Pursuant to agreements (the “ColorectAlert™ License Agreements” dated March 27, 1998, May 1, 1998 and October 23, 2001) between the Corporation and the ColorectAlert™ Inventor, the Corporation acquired a license for all diagnostic applications and products which incorporate or make use of this technology as well as the license for two existing United States and one Japanese patents. Pursuant to the terms of the ColorectAlert™ License Agreements, the Corporation is required to make payments upon achieving certain research and development milestones leading up to FDA approval/clearance of this test, and royalty payments based on revenues from sales of this technology. As of December 31, 2002, the Corporation has made milestone payments under the ColorectAlert™ License Agreements of approximately $328,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $165,000. In addition, the Corporation granted warrants to purchase up to 100,000 common shares at exercise prices from $3.50 and $4.50 per share to the ColorectAlert™ Inventor in connection with the ColorectAlert™ License Agreements. The ColorectAlert™ License Agreements do not provide for a fixed termination date, and may only be terminated by the parties in the event of a material breach by the other party. See note 6 [b][i] to the Financial Statements.

A second colorectal cancer test, ColoPath™, is a patented technology that detects another marker believed to be associated with neoplasia or cancer of the colon or rectum. The technology was developed by Procyon BioPharma Inc. (“Procyon”). The Corporation entered into an agreement with Procyon dated March 19, 2001, as amended (the “Procyon License Agreement”), whereby the Corporation licensed the intellectual property, including patent rights and trademarks of ColoPath™ and has the right to develop, manufacture, market and distribute the ColoPath™ technology exclusively on a global basis. Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by the Corporation. Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucous-based colorectal cancer tests. To December 31, 2002, the Corporation has made milestone payments under the Procyon License Agreement of $125,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $225,000. The Procyon License Agreement does not have a fixed termination date, and it may be terminated upon written agreement of the parties, or by December 31, 2003, if the Corporation has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlert™ or ColoPath™ or met minimum levels of sales of these products. In addition, the Corporation granted warrants to purchase up to 75,000 common shares at an exercise price of $4.50 per share to Procyon in connection with this agreement. See note 6[b][iii] to the Financial Statements.

The Technologies

The ColorectAlert™ test detects the presence of a specific sugar in the rectal mucous of individuals who may have colorectal cancer or, potentially, precancerous polyps. This sugar is detected by a chemical reaction performed on a specimen placed on a test membrane following routine digital rectal examinations and does not require a blood sample. The same technology has been adapted for the detection of lung cancer and breast cancer, and could potentially be adapted for the detection of prostate and cervical cancers.

ColoPath™ is a similar assay to ColorectAlert™ and may be developed into a stand alone assay or may be used in conjunction with the ColorectAlert™ test.

Product Status and Development Plan

The Corporation has completed product development of the ColorectAlert™ technology and has conducted preclinical trials to validate the ColorectAlert™ Inventor’s data which had been collected on a few thousand patients. In accordance with a sponsored research agreement dated November 30, 1998, the Corporation completed a prospective clinical trial in December 1999 at St. Michael’s Hospital, Wellesley Central Site, Toronto, Ontario, with Dr. N. Marcon as principal investigator. The clinical trial examined ColorectAlert™ to determine its added benefit, relative to FOBT and carcinoembryonic antigen (described below), for the early diagnosis of colorectal cancer and precancerous polyps in high-risk patients. A total of 600 patients were tested over a twelve month period. The results of the trial indicated that ColorectAlert™ was equally sensitive and more specific, on its own, than FOBT testing in these patients. These results were presented at the Digestive Disease Week Meeting held on May 22, 2000 in San Diego, California and at the American Association for Clinical Chemistry annual meeting in July 2000 in San Francisco, California. The results of the entire dataset of ColorectAlert test population were published in the Proceedings of the American Association of Cancer Research, April 2003. The results from the 1,787 patients showed an overall sensitivity of approximately 50% and an overall specificity of 85%. These results support management’s beliefs that the test undergoing trials could lead to earlier detection of cancer and greater accuracy in diagnosis.

Two clinical trials involving 1,250 patients have recently been completed at St. Michael’s Hospital, Toronto to evaluate ColoPath™ and to determine the reproducibility of ColorectAlert™ as well as determining the effectiveness of ColorectAlert™ in an unprepped bowel. Initial results will be presented at a scientific meeting in 2003.

Patents

The Corporation acquired the rights to two United States patents and one Japanese patent for ColorectAlert™ as well as the rights to worldwide granted patents for ColoPath™. A patent involving the spectrophotometric measurement of colour-based biochemical and immunological assays has been filed, on a worldwide basis, and is applicable to these technologies.

Competition

CEA:

The only FDA approved tumor marker for colorectal cancer is carcinoembryonic antigen (“CEA”) and is marketed by several companies. Its sensitivity is dependent on the stage of disease according to the Duke’s classification method as follows:

Stage	A: 7%

Stage	B: 21%

Stage	C: 28%

Stage	D: 64%

In addition, CEA may have value in prompting second look surgery since rising values may be indicative of recurrence. CEA is also useful in monitoring response to chemotherapy. The FDA has also cleared a Genetic test for hereditary colorectal cancer developed by Exact Sciences and marketed by Laboratory Corporation of America Holdings (LabCorp).

To the best of the Corporation’s knowledge, there are no other FDA approved tumor markers for colorectal cancer screening although several are believed to be in development.

FOBT:

FOBT has fair sensitivity (22% for polyps; 50% for cancer) (Clinical Database “Should All People Over the Age of 50 have Regular Fecal Occult-Blood Tests?”, April 6, 1998) but poor positive predictive value (2%-17%) (“Fecal Occult Blood Testing for Colorectal Cancer, Can we afford to do this?”, Alquist, D.A. Gastroenterol Clin. North Am., 1997). This poor predictive value leads to unnecessary cost and patient inconvenience and anxiety due to unnecessary colonoscopies. In addition, compliance with fecal occult blood testing procedures (e.g. dietary restrictions) is estimated to be only 35-50% (Clinical Database, April 16, 1998). The Corporation believes that many physicians are dissatisfied by fecal occult blood testing in general and would prefer to have an improved test.

Sigmoidoscopy examines the lower colon and is expensive (US$100-US$200/test), may cause complications (bowel perforations) and is not well accepted by the patient. Sensitivity varies with the type of instrument and the skill of the physician. The best reported values are 40-65%. Although specificity is good, false positive results do occur when polyps are detected that are unlikely to become malignant during the patient’s lifetime.

Colonoscopy is the most effective test for detecting cancerous and precancerous polyps, as the entire colon can be visualized. However, the use of colonoscopy as a screening technology is extremely limited due to the fact that it is a very invasive and expensive procedure.

Management of the Corporation is aware of other diagnostic tests under development which may be useful for the detection of all colorectal pathology and is currently monitoring their progress. Some of the firms involved in the development or marketing of such products include Enterix Inc., EXACT Sciences Corporation and E-Z-EM Inc.

Key Markets

The ColorectAlert™ test, following the appropriate regulatory clearance, could be used in the laboratory and potentially in the physicians’ offices. Theta (High Growth Diagnostic Markets, Report No. 1045, September 2000) estimates that the global market for all cancer detection products, including mammography was $2.0 billion in 1999, growing to $2.8 billion in 2005. The U.S. market is estimated to be 36% of the total worldwide market and is expected to grow at 15% until 2005. The Japanese market is second largest at 26% of the global market and is estimated to grow at 18% until 2005.

Lung Cancer Diagnostic Test (LungAlert™)

Pathology

Lung cancer is the number-one cause of cancer-related death for both men and women in North America. In the majority of cases lung cancer begins in the lining of the bronchi and slowly moves through to the lungs. Initially the cancer does not cause a solid mass tumor and results in few or no symptoms. Almost 90% of lung cancer cases can be directly or partly attributed to smoking.

There are two main types of lung cancer, Small Cell Lung Cancer (“SCLC”) and Non-Small Cell Lung Cancer (“NSCLC”). SCLC can be further subdivided into two stages, limited stage and extensive stage. In limited stage, the tumor is confined to its original area and has not spread to other parts of the body. In extensive stage lung cancer, the tumor has metastasized.

NSCLC is classified under three subgroups and assigned to one of four stages. The subgroups are:

Squamous cell carcinoma:	Always associated with smoking. Usually starts in bronchi.

Adenocarcinoma:	Begins in mucous glands usually near the periphery of the lung.

Large-Cell Undifferentiated:	May appear in any part of the lung. Tends to grow and spread quickly.

Lung cancer stages are:

T1:	Tumor is smaller than 3 cm and has not spread to the main branches of the bronchus.

T2:	Tumor is larger than 3 cm. Cancer has spread to the main bronchus. Cancer partially clogs airway but does not cause pneumonia.

T3:	Tumor has spread to the chest wall and/or the diaphragm. The cancer is within 2 cm of the trachea. One or both lungs collapse.

T4:	Metastatic spread. Two or more tumor modules are present in the same lobe with malignant pleural effusion.

Common symptoms of developing lung cancer include an excessive cough, worsening breathlessness, weight loss, and fatigue.

Lung Cancer Screening

Lung cancer screening is not currently conducted in any country, with the exception of Japan, due to the poor health economic results of previous screening initiatives. The Japanese government covers cost relating to an annual X-ray and sputum cytology for those in the “high risk” category. This group is defined as individuals over the age of 45 and who have been heavy smokers for the past twenty years or longer.

Although a number of screening tests are available, they cannot be used cost effectively to identify lung cancer in the early stages. Since, the determination of stage has important therapeutic and prognostic implications, careful initial diagnostic evaluation defining the location and extent of primary tumor is critical for the appropriate care of the individual. In the absence of an effective treatment for advanced stage disease, management believes that screening for lung cancer is critical. To be effective, screening must accurately identify early stage disease in asymptomatic individuals. It must be cost effective and socially acceptable to ensure compliance. Management is aware of five diagnostic options available to screen for lung cancer: X-rays, conventional sputum cytology, spiral CT, Positron Emission Tomography and bronchoscopy.

1.	An X-ray is a simple and safe procedure that is relatively ineffective. Less than 40% of all lung cancers can be detected by this screening method.

2.	Conventional Sputum Cytology has been used for over 50 years; however it is the least sensitive and only able to identify 20% of lung cancer cases.

3.	Spiral CT has been hailed as the technology that holds the greatest promise for cost effectively screening for lung cancer. Although it holds the ability to detect approximately 70% of lung cancers, it has a high cost which translates into $300-$600 per test.

4.	Positron Emission Tomography is the most accurate screening test available at over 90% sensitivity. Since it is extremely expensive at $2,500 per patient, widespread use would be unfeasible.

5.	Bronchoscopy is used as a final diagnostic option prior to surgery. It is highly invasive and results in a 0.2% mortality rate with the majority of patients unable to return to daily routines for several weeks or months.

Market

According to the American Cancer Society (Cancer Facts and Figures, 2002), in the United States in 2002 there will be an estimated 169,400 new lung cancer cases and an estimated 154,900 lung cancer deaths. Lung cancer has the second highest incidence in both men and women in North America. More deaths are caused by lung cancer in both men and women in North America than any other cancer. Management believes that this fact alone demonstrates the need for an effective early screening test for lung cancer.

The Opportunity

LungAlert™ is based on a modified version of the ColorectAlert™ technology, using a sputum sample instead of a rectal mucous sample. See “Information on the Corporation—Business Overview—Colorectal Cancer Diagnostic Tests (ColorectAlert™ and ColoPath™)—The Opportunity” for licensing and technology information.

Product Status and Development Plan

The Corporation has developed a prototype of the LungAlert™ technology suitable for clinical evaluation. The Corporation undertook a pilot study to determine if the ColorectAlert™ technology could be used as a screening test for lung cancer. 76 patients were tested, consisting of 24 healthy volunteers, 29 individuals with benign lung disease, and 23 individuals with lung cancer. The study showed a sensitivity of 87% and a specificity of 76% and these results were presented at the American Thoracic Society Meeting in May, 2001. The results were also published in the Journal of Clinical Ligand Assay Society in the spring of 2002.

In accordance with a sponsored research agreement dated January 25, 2002, the Corporation began a prospective clinical trial involving 500 patients at St. Joseph’s Hospital and McMaster University, Hamilton, Ontario, Canada with Dr. P. Gerard Cox and Dr. John Miller as principal investigators. The clinical trial is designed to determine LungAlert™ values in individuals with lung cancer, in individuals with benign lung disease, and in healthy smokers. An abstract based on interim data was accepted by the American Association For Cancer Research (AACR) and published in April 2003 showing that LungAlert detected 57% of early-stage lung cancer and had an overall sensitivity of 65% and specificity of 94%. This study is expected to demonstrate LungAlert’s™ potential as a screening test for lung cancer.

Patents

Patent coverage for LungAlert™ is the same as patent coverage for ColorectAlert™. See “Information on the Corporation—Business Overview.”

Competition

To the Corporation’s knowledge, there are no FDA-approved tumor markers for lung cancer, although several are believed to be in development.

Several tests for lung cancer exist but due to their low ability to detect cancer, or their high cost, management believes that they are not suitable for cancer screening.

Management of the Corporation is aware of other diagnostic tests under development that may be useful for the detection of lung cancer and is currently monitoring their progress. Some of the firms involved in the development or marketing of such products are Biomoda Inc. and Xillix Technologies Corp.

Key Markets

The LungAlert™ test may be suitable for use in both the laboratory and potentially the physician’s office with the appropriate regulatory clearance for each use. The initial target population are smokers and former smokers.

Breast Cancer Diagnostic Test

Pathology

The two main types of breast cancer are ductal carcinoma, representing over 80% of breast cancers, and lobular carcinomas, representing approximately 11% of breast cancers. The current system for staging breast cancer is based on the T (tumour) N (node) M (metastasis) system developed by the American Joint Committee on Cancer. Once the TNM status of the tumour has been determined, the information is used to assign a stage to the cancer. This is expressed as Stage 0 to Stage IV.

Breast Cancer Screening

Breast cancer is one of the most commonly screened for cancers in the world, with the most widely used screening methods being breast self-exam and mammography. Genetic tests are also popular methods for screening for breast cancer.

The breast self-exam is the easiest method for detecting breast cancer, although it is perhaps the least effective method of detecting the cancer. Simple manipulation of the breast tissue is performed to determine if a lump is forming. Several clinical trials have shown that there is little or no benefit to women when a breast self-exam is performed compared to women who do not perform the test. In fact, the self-exam can lead to unnecessary surgery for the removal of benign lumps (Canadian Medical Association Journal, June 25, 2001)

Mammography utilizes ionizing radiation to image breast tissue. The most common type of mammography is a screening mammography utilizing an x-ray to detect changes in tissue. Two x-rays of each breast are performed and a tumour that cannot be felt may be detected. A screening mammography costs approximately $100.

Genetic tests, such as BRCA1, detect mutations in certain genes that are involved in the maintenance of the cell cycle. These tests are very good at detecting the mutations, however, only a small subset of the population that develop breast cancer have these mutations.

Market

Breast cancer is the most common cancer in women, with more than 1 million cases occurring worldwide annually (World Cancer Report, WHO, 2003). This includes over 200,000 cases in the United States (Cancer Facts and Figures, 2003). While screening using tests such as mammography have reduced mortality, an estimated 372,000 women die of this cancer annually (World Cancer Report, WHO, 2003). Current genetic tests cannot be used as a general population-screening tool because only a small number of breast cancer cases are due to the inherited mutations that are screened for by these tests.

The Opportunity

The Corporation’s Breast Cancer technology is at the early development stage and is based on a modified version of the Corporation’s ColorectAlert™ technology, using a nipple aspirate sample instead of a rectal mucous sample. See “Information on the Corporation—Business Overview—Colorectal Cancer Diagnostic Tests (ColorectAlert™ and ColoPath™)—The Opportunity” for licensing and technology information.

Product Status and Development Plan

The Corporation has completed a pilot study at MD Anderson Cancer Center in Texas. The study involved testing samples of nipple aspirate from both breasts from 16 women who all had early stage disease in one breast. Results were found to be significantly different in the cancerous breast as compared to the non-cancerous breast. The results were published in the Proceedings of the American Association of Cancer Research (AACR), April 2003, and the data will be presented at the AACR Annual Meeting in July 2003. The Corporation plans a larger study with MD Anderson to further evaluate the breast cancer test’s value as a screening test for breast cancer.

Patents

Patent coverage for the Breast Cancer test is the same as patent coverage for ColorectAlert™. See “Information on the Corporation—Business Overview.”

Competition

Mammography is the biggest competition for the Corporation’s Breast Cancer test. It is estimated that there are approximately 48 million mammograms performed each year in the United States. There is currently a debate on the benefit of the test (Breast Cancer: Facts and Figures 2001-2002).

The FDA has cleared two serum cancer markers for use in Breast Cancer Detection. These are CA 27.29 (Truquant BR) and CA 15.3. The FDA has also cleared genetic tests for BRCA1 and HER2.

Several tests for breast cancer exist but due to their low ability to detect cancer, or their high cost, management believes that they are not suitable for cancer screening.

Management of the Corporation is aware of other diagnostic tests under development that may be useful for the detection of breast cancer and is currently monitoring their progress. Some of the firms involved in the development of such products are BioCurex Inc., Matritech Inc., Atairgin Technologies Inc. and Cytec Corporation.

Key markets

The Corporation’s Breast Cancer technology may be suitable for use in both the laboratory and potentially the physician’s office with the appropriate regulatory clearance for each use. The target population is women over 50 but may be expanded to women over 40.

Prostate Cancer Diagnostic Test

Pathology

Prostate cancer can be divided into four stages:

Stage A:	Very early and without symptoms, detected by accident.

Stage B:	Confined to the prostate, but can be detected by rectal exam or elevated PSA (defined below) levels.

Stage C:	Cancer has spread to the outside prostate capsule. This spread is localized to the surrounding tissues or seminal vesicles.

Stage D:	Metastatic spread.

Symptoms of prostate cancer include blood in the urine or semen, painful frequent urination, and nagging pain or stiffness in the back or hips. There are currently several methods in use for the screening of prostate cancer including:

•	Prostate-specific antigen (“PSA”)

•	Digital Rectal Exam (“DRE”)

•	Prostate Ultrasound

PSA is a blood test used to screen for prostate cancer. Although becoming more prevalent, the test produces many false positives and false negatives. As a result, several refinements have been developed including PSA velocity, free and total PSA, and age-specific PSA.

A DRE is performed by a doctor with a gloved finger. Normal prostate tissue is soft, whereas malignant tissue is firm and asymmetrical. This test relies on the physician’s ability to feel the differences. As many as one-third of men diagnosed with prostate cancer have had a normal DRE.

Prostate Ultrasound is used to visualize the tumor. Not all cancers can be detected using this method, so it is most commonly used in conjunction with a DRE.

Market

Approximately 30% of all identified cancers in men are due to prostate cancer. According to the American Cancer Society (Cancer Facts and Figures, 2002), there will be an estimated 189,000 new prostate cancer cases identified in the United States in 2002. Prostate cancer deaths will account for 11% of cancer deaths, or an estimated 30,200 deaths in the United States in 2002.

The Opportunity

A prostate cancer test has been patented by Dr. S. Hakky of Largo, Florida. The Corporation entered into an agreement with Dr. Hakky dated August 30, 2000, as amended (the “Hakky License Agreement”), whereby the Corporation licensed the patents and assumes responsibility for the development, clinical trials, and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute this technology exclusively on a worldwide basis. Pursuant to the terms of the Hakky License Agreement, all new patents will be owned by the Corporation. Dr. Hakky is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of the prostate cancer test. To December 31, 2002, the Corporation has made milestone payments under the Hakky License Agreement of approximately $52,725. Future milestone payments, upon completion of specific milestones, could amount to as much as $135,000. The Hakky License Agreement does not have a fixed termination date, and may be terminated by either party upon mutual agreement. See also note 6 [b][v] to the Financial Statements.

The Technology

The technology was developed by Dr. Hakky to detect the presence of a prostate-specific protein from a sample of urine or blood.

Product Status and Development Plan

The Corporation plans to develop an antibody sandwich-based test suitable for both urine and blood samples. Using this method, two specific antibodies recognizing distinct regions of the protein are produced by immunization. One antibody serves to capture the protein and the second antibody, labelled with a reporter molecule, binds to the captured protein and “reports” its presence. Once a working prototype is completed, the Corporation plans to commence a small ‘in-house’ clinical trial to test the ability of the antibodies to identify samples from subjects with prostate cancer. Based on the outcome of this in-house study, the Corporation expects to commence a larger clinical trial, with one or more centers specializing in prostate cancer.

Patents

The Corporation licensed a United States patent dated September 1998 covering a method for detecting prostatic cancer. The patent covers the test being done on either a blood sample or a urine sample.

Competition

PSA is an established and well-used marker for prostate cancer. There is a debate currently taking place on the benefit of the test (Journal of Urology, January 2002).

To the Corporation’s knowledge, there are no other FDA-approved non-invasive tumor markers for prostate cancer although several are believed to be in development.

Management of the Corporation is aware of other diagnostic tests useful for the detection of prostate cancer and is currently monitoring their progress. One of the firms involved in the development or marketing of such products is Diagnocure Inc.

Other Product Development Programs

To date, the Corporation has identified a number of other technologies, including several which are under evaluation. The Corporation is currently assessing likely proprietary position and market potential for these technologies as well as evaluating the technological and regulatory obstacles which must be overcome with each technology program.

Patent and Proprietary Protection

The Corporation seeks to acquire processes and/or products or acquire licenses for processes and/or products, which have existing proprietary protection. If patents have not yet issued on a technology, the Corporation will review the patent applications, if any, and examine the patentability of the technology in question, before attempting to acquire the technology. In some cases, the Corporation may actually file patent applications for technologies which it owns or in respect of which it has acquired a license and then further developed. Such applications may cover composition of matter, the production of active ingredients and their novel applications. The Corporation has acquired, by license or assignment, rights in patents and applications filed in the United States and internationally.

The following table details the Corporation’s patent and patent applications:

Patents and Patent Applications

Patent	Patent No. / Application No.	Grant Date	Expiration Date	Description

ColorectAlert:

U.S. Patent	5,162,202	November 1992	November 2009	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions

U.S. Patent	5,348,860	September 1994	September 2011	Screening Test and Kit for Cancerous and Precancerous Conditions

Japan Patent	2,990,528	October 1999	April 2010	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions

WIPO: Patent Application	PCT/CA00/00918			Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays

ColoPath:

U.S. Patent	6,187,591	February 13, 2001	February 2018	Screening Test for Early Detection of Colorectal Cancer

Canada: Patent	2,253,093			Screening Test for Early

Pending				Detection of Colorectal Cancer

Japan: Patent Pending	2000,581456			Screening Test for Early Detection of Colorectal Cancer

Australia: Patent Pending	10227/00			Screening Test for Early Detection of Colorectal Cancer

Brazil: Patent Pending	PI19915005			Screening Test for Early Detection of Colorectal Cancer

Israel: Patent Pending	139545			Screening Test for Early Detection of Colorectal Cancer

Mexico: Patent Pending	012243			Screening Test for Early Detection of Colorectal Cancer

Korea: Patent Pending	2001-7005707			Screening Test for Early Detection of Colorectal Cancer

India: Patent Pending	INPCT/2001/005

Europe: Patent Pending (Denmark, Sweden, Finland, Austria, Belgium, Greece, Ireland, Luxembourg, Monaco, Netherlands, Cyprus and Portugal)	99953473.7			Screening Test for Early Detection of Colorectal Cancer

U.S. Patent	5,416,025	May 16, 1995	May 2012	Screening Test for Early Detection of Colorectal Cancer

Patent	Patent No. / Application No.	Grant Date	Expiration Date	Description

European Patent	0731 914	November 23, 1994	November 2014	Screening Test for Early Detection of Colorectal Cancer

Australian Patent	687,939	November 23, 1994	November 2014	Screening Test for Early Detection of Colorectal Cancer

South African	94/9290	November 23, 1994	November 2014	Screening Test for Early Detection of Colorectal Cancer

Canada: Patent Pending	2,176,508			Screening Test for Early Detection of Colorectal Cancer

Japan: Patent Pending	514,718/95			Screening Test for Early Detection of Colorectal Cancer

Europe: Patent Pending (France, Great Britain, Spain, Italy and Germany)	95901293.1			Screening Test for Early Detection of Colorectal Cancer

Lung Alert and Breast Cancer:

U.S. Patent	5,348,860	September 1994	September 2011	Screening Test and Kit for Cancerous and Precancerous Conditions

WIPO: Patent Application	PCT/CA00/00918			Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays

Prostate Cancer:

U.S. Patent	5,801,004	September 1998	September 2015	Method for Detecting Prostatic Cancer

Cholesterol 1,2,3:

U.S. Patent	5,489,510	February 6, 1996	February 6, 2013	Method for visual indication of cholesterol on skin surface agents used therefore and methods for producing such agents

U.S. Patent	5,587,295	December 24, 1996	December 24, 2013	Method for producing affino-enzymatic compounds and visualizing agent and application thereof

Canadian Patent	1,335,968	June 20, 1995	June 20, 2012	Method for producing affinity-enzymatic compounds for visual indication of cholesterol on skin surface

European Patent (Austria, Britain, France, Germany—#58909664.8, Italy, Sweden and Switzerland	0 338 189	April 24, 1996	January 18, 2009

Method of producing affinity-enzymatic compounds for the visual detection of cholesterol on surface of the skin of a patient, based on a detecting agent with an affinity for cholesterol and a visualization agent

Australian Patent	702663	January 14, 1999	December 14, 2015	Multilayer Analytical Element

Korean Patent	97-704028	June 29, 1999	December 14, 2015	Multilayer Analytical Element

USA: Notice of Allowance	08/849,252	November 8, 2002		Method of determining analyte level

Brazil: Patent Pending	PI95/0038-5			Multilayer Analytical Element

Patent	Patent No. / Application No.	Grant Date	Expiration Date	Description

Canada: Patent Pending	2,207,555			Multilayer Analytical Element

China: Patent Pending	95197367.3			Multilayer Analytical Element

Europe: Patent Pending	95940097.9			Multilayer Analytical Element

Japan: Patent Pending	HE1-8-517984			Multilayer Analytical Element

Mexico: Patent Pending	974469			Multilayer Analytical Element

International Patent—U.S. Patent	6,365,363	April 2, 2002	April 2, 2022	Method of Determining Skin Tissue Cholesterol

International Patent Application for Brazil, Canada, Europe and Japan	PCT/RU98/00010			Method of Determining Skin Tissue Cholesterol

WIPO: Patent Application for U.S., Europe, Mexico, Australia, Brazil, China, India, Japan and Federation of Russia	PCT/CA00/00918			Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays

The Corporation retains independent patent counsel where appropriate. Management of the Corporation believes that the use of outside patent specialists ensures prompt filing of patent applications as well as the ability to access specialists in various areas of patents and patent law to ensure complete patent filing.

The patent position relating to diagnostics is uncertain and involves many complex legal, scientific and factual questions. While the Corporation intends to protect its valuable proprietary information and believes that certain of its information is novel and patentable, there can be no assurance that: (i) any patent application owned by or licensed to the Corporation will be approved in all countries; (ii) proceedings will not be commenced seeking to challenge the Corporation’s patent rights or that such challenges will not be successful; (iii) proceedings taken against a third party for infringement of patent rights will be successful; (iv) processes or products of the Corporation will not infringe upon the patents of third parties; or (v) the scope of patents issued to or licensed by the Corporation will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any litigation may affect the Corporation’s efforts to develop, manufacture or market products.

The cost of litigation to uphold the validity and prevent infringement of the patents owned by or licensed to the Corporation may be significant.

Issues may arise with respect to claims of others to rights in the patents or patent applications owned by or licensed to the Corporation. As the industry expands, and more patents are issued, the risk increases that the Corporation’s processes and products may give rise to claims that they infringe the patents of others. Actions could be brought against the Corporation or its commercial partners claiming damages or an accounting of profits and seeking to enjoin them from clinically testing, manufacturing and marketing the affected product or process. If any such action were successful, in addition to any potential liability for damages, the Corporation or its commercial partners could be required to obtain a license in order to continue to manufacture or market the affected product or use the affected process. There can be no assurance that the Corporation or its commercial partners could prevail in any such action or that any license required under any such patent would be made available or, if available, would be available on acceptable terms. If no license is available, the Corporation’s ability to commercialize its products may be negatively affected. There may be significant litigation in the industry regarding patents and other intellectual property rights and such litigation could consume substantial resources. If required, the Corporation may seek to negotiate licenses under competitive or blocking patents which it believes are required for it to commercialize its products.

Although the scope of patent protection ultimately afforded by the patents and patent applications owned by or licensed to the Corporation is difficult to quantify, management of the Corporation believes that such patents will afford adequate protection for it to ensure exclusivity in the conduct of its business operations as described in this Annual Report. The Corporation also intends to rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. To protect these rights, the Corporation requires all employees and consultants to enter into confidentiality agreements with the Corporation. There can be no assurance, however, that these agreements will provide meaningful protection for the Corporation’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, in the absence of patent protection, the Corporation’s business may be adversely affected by competitors who independently develop substantially equivalent technology.

The Corporation’s success depends, in part, on its ability to obtain patents, maintain its trade secrets and operate without infringing the proprietary rights of third parties. See “Key Information—Risk Factors—Patents and Proprietary Technology”.

Competition

The diagnostics and device industry is dominated by a few major companies which are involved in the research, development, manufacture and marketing of products. Beyond these major players, a number of relatively new firms have been established, with a focus on developing improved products. The industry is characterized by extensive research efforts, technological change and intense competition. Competition can be expected to increase as technological advances are made and new diagnostic tools are developed. Competition in the industry is primarily based on: (i) product performance, including efficacy and safety; (ii) price; (iii) acceptance by physicians and various payers such as governments and HMOs; (iv) marketing; and (v) distribution. The availability of patent protection in the U.S. and elsewhere, and the ability to obtain governmental approval for testing, manufacturing and marketing, are also important factors.

Other groups active in this industry include educational institutions and public and private research institutions. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. They are also becoming increasingly competitive in recruiting personnel from the limited supply of highly qualified clinical physicians, academic scientists and other professionals.

Competitors of the Corporation may: (i) use different technologies or approaches to develop products that are similar to products which the Corporation is seeking to develop; (ii) develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any developed by the Corporation; and (iii) succeed in obtaining regulatory approval of such products before the Corporation obtains approval of its products. There can be no assurance that the Corporation’s products will compete successfully or that research and development will not render the Corporation’s products obsolete or uneconomical. See “Key Information—Risk Factors—Competition.”

In the long term, the Corporation believes that its ability to compete effectively will be based on its ability to create and maintain scientifically advanced technology, develop superior products, attract and retain scientific personnel with a broad range of technical expertise and capability, obtain proprietary protection for its products and processes, secure the required government approvals on a timely basis, identify and successfully pursue research and development projects for which significant market opportunities exist or are likely to develop, and manufacture and successfully market its products. The competition for personnel is intense and the Corporation cannot guarantee that personnel who are currently working on behalf of the Corporation will remain or that sufficiently qualified employees can be found to replace them. The loss of key employees and/or key contractors may affect the speed and success of product development. See “Key Information—Risk Factors—Dependence on Key Employees.”

Once the products for which the Corporation has received patents are on the market, those products will compete directly with other products that have been developed for the same predictive testing purpose or therapeutic indication. When the patents covering these products expire, the products previously covered by the patents could face competition from generic products, which are usually priced much lower than the original products.

Raw Materials

Although the Corporation manufactures a few antibodies in its own laboratory, most of the raw materials used in the production of the Corporation’s products are generic laboratory materials that are readily available to the Corporation from commercial sources. The prices of these various materials have remained stable over the past five years. Any volatility in the prices of these raw materials would not have a material impact on world markets or on the Corporation due to the widely available nature of these raw materials and the small quantities that are used by the Corporation at any one time.

Regulatory Requirements

The Corporation is in the process of developing novel predictive medicine and diagnostic devices. These devices are regulated differently by each country in which the Corporation wishes to have its products sold. The regulations governing the sale and distribution of diagnostic devices and the time taken for this approval process can vary widely. However, it is generally recognized that the requirements for diagnostic products such as those that the Corporation is in the process of developing are less arduous than those for pharmaceuticals.

The Canadian health care industry is regulated by the HPB. This federal agency has a role similar to that of the FDA and has responsibility for regulating drugs for both human and animal use, cosmetics, medical devices, radiation emitting devices, foods and food additives, chemicals and other products affecting human health. A manufacturer is required to follow specific regulations referred to as current Good Manufacturing Practice (“GMP”) regulations in the manufacture of such products. Regulations imposed by federal, provincial, state and local authorities in Canada and the United States as well as their counterparts in other countries, are a significant factor in the conduct of the development, manufacturing and eventual marketing activities for the proposed products. The regulatory processes in the United States, Canada and other countries differ more widely in the approvals of diagnostic devices than for the approval of pharmaceuticals. As the most significant market for the Corporation’s products is in the United States, and it is generally accepted that the FDA has the most stringent device approval requirements, a general review of the FDA regulations follows.

If a device is considered to be substantially equivalent to existing devices already marketed, it may receive a 510(k) clearance. Under this clearance, the FDA will send the manufacturer a market clearance letter called a substantially-equivalent letter. Although this process can be as short as 90 days, it is typical for a 510(k) clearance to take more than 120 days. If a device does not qualify for a 510(k), a premarket approval (“PMA”) process may be required. The length of the PMA process depends largely on the nature of the device and the diagnosis undertaken through the use of the device and the resulting impact on clinical trial endpoints and design. Increasingly, the FDA is creating a more user-friendly regulatory environment and, as a result, even the PMA process can proceed expeditiously.

Many medical devices sold in the United States today have been cleared for commercial distribution and marketing by PMA. A PMA must be submitted to the FDA if a company wants to introduce a device with a new intended use into commercial distribution. Under a PMA, the FDA is notified as to a company’s intent to market a device. If the application is accepted, this signifies only acceptance of the application and not a clearance to sell the device. Under the PMA guidelines, the FDA requires the submission and review of valid scientific evidence to determine whether a reasonable assurance exists that the device is safe, effective and has clinical utility. The collection and evaluation of clinical data to demonstrate the safety and efficacy of a medical device are essential for the ultimate approval of that device. Valid scientific evidence as currently defined by the FDA is limited to well-controlled investigations, including (where applicable) blinding and randomization of clinical trials.

The products that the Corporation is currently developing may ultimately be subject to the demanding and time-consuming PMA approval procedure. The regulations defined by these procedures cover not only the manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labelling, advertising and marketing procedures, but also impose specific requirements regarding the form and content of the development of safety and efficacy data regarding the proposed product. The process of conducting the clinical trials and gathering, compiling and submitting the data required to support a PMA or facility approval is expensive and time-consuming, and there can be no assurance that the FDA will approve a PMA or a manufacturing facility submitted to it in a timely manner, or at all. See “Key Information—Risk Factors—Government Regulation.” In order to obtain approval, an applicant must submit, as relevant for the particular product, proof of safety, purity, potency and efficacy. In most cases, such proof entails extensive pre-clinical, clinical and laboratory tests. The testing, preparation of necessary applications and processing of those applications is expensive and time-consuming and may take several years to complete. There is no assurance that the regulator will act favorably or quickly in making such reviews and approving products for sale. Difficulties or unanticipated costs may be encountered by the Corporation in its efforts to secure necessary governmental approval or licenses, which could delay or preclude the Corporation from marketing its products. Conditions could also be placed on any such approvals that could restrict the commercial applications of such products. With respect to patented products or technologies, delays imposed by the government approval process materially reduce the period during which the Corporation will have the exclusive right to exploit them. This occurs because patent protection lasts only for a limited time, beginning on the date the patent is first granted (in the case of United States patent applications) or when the patent is first filed (in the case of patent applications filed in the European Community and Canada).

Among the requirements for product approval is the requirement that prospective manufacturers conform to the FDA’s and HPB’s current GMP standards which thereafter must be followed at all times. In addition, HPB requires that medical device manufacturers are ISO 13485(8) certified by January 1, 2003 for new license applications and by November 1, 2003 for devices that received clearance before January 1, 2003. In complying with GMP standards, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure technical compliance. Continued compliance is necessary for all products with all requirements of the applicable legislation and the conditions laid out in an approved application, including, but not limited to, product specification, manufacturing process, labeling, promotional material, record keeping and reporting requirements. Failure to comply, or the occurrence of unanticipated adverse effects during commercial marketing, could lead to the need for product recall, or regulator-initiated action such as the suspension of manufacturing or seizure of the product, which could delay further marketing until the products are brought into compliance. The regulator may also request a voluntary recall of a product. The regulator may also require post-marketing testing and surveillance to monitor the record of the product and continued compliance with regulatory requirements.

The Corporation received HPB clearance for Cholesterol 1,2,3™ in 2001, 510(K) clearance from the FDA for Cholesterol 1,2,3™ in June 2002 and was CE-marked on September 5, 2002 for European marketing of Cholesterol 1,2,3™. The Corporation plans to commercially launch the product by the fall of 2003. The other technologies of the Corporation are in various stages of clinical trials in the United States and Canada, and thus the timing for receipt of HPB and FDA clearance is uncertain. Generally, research and clinical data used to receive regulatory approval in one jurisdiction may be used for regulatory submissions in other jurisdictions.

While the Corporation has had success in receiving HPB and FDA clearance for Cholesterol 1,2,3™, the product testing and approval/clearance process for the Corporation’s other technologies could take a number of years and involve the expenditure of significant resources. There can be no assurance that clearance will be granted on a timely basis, or at all.

C.    Organizational Structure

The Corporation carries on its operations in Canada. The Corporation has one wholly owned subsidiary, IMI International Medical Innovations Inc. (Switzerland), a corporation incorporated under the laws of Switzerland.

D.    Property, Plants and Equipment

The Corporation currently rents approximately 2,309 square feet of office space at 4211 Yonge Street, Suite 300, Toronto, Ontario, M2P 2A9, Canada, its principal place of business. That lease expires on June 30, 2005. The Corporation also occupies laboratory facilities at McMaster University in Hamilton, Ontario, Canada under an agreement that expires on October 31, 2005.

All assets are held in the name of the Corporation. The following table details the Corporation’s fixed assets as of December 31, 2002:

	Cost ($)	Accumulated Depreciation ($)	Net Book Value ($)
Computer equipment	126,402	87,037	39,365
Furniture and equipment	55,802	34,719	21,083
Research instrumentation	284,312	159,944	124,368
Laboratory equipment	7,306	5,133	2,173
Leasehold improvements	8,705	4,062	4,643

TOTAL	482,527	290,895	191,632

ITEM 5.    Operating and Financial Review and Prospects.

The following section should be read in conjunction with the Corporation’s audited financial statements and notes thereto for the year ended December 31, 2002, the 11 month period ended December 31, 2001, and the financial year ended January 31, 2001, which have been prepared in accordance with Canadian GAAP and which are included in Item 18. There are significant differences between Canadian GAAP and U.S. GAAP, which are described and reconciled in note 8 to the audited financial statements for the year ended December 31, 2002. Some of the statements contained in this section constitute forward-looking statements. These statements relate to future events or to the Corporation’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements express or implied by such forward-looking statements.

Overview

The Corporation is a predictive medicine company that develops and commercializes rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. To date, the Corporation has developed and/or acquired several technologies, including a test to measure skin cholesterol (Cholesterol 1,2,3™), as well as the technologies for tests to detect the presence of a carbohydrate marker intended for use in colorectal, lung and other cancers. In addition, the Corporation has licensed a different marker for the detection of prostate cancer, has patents pending for colour measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

The Corporation seeks to find proprietary technologies that have demonstrated some clinical efficacy in human testing and then completes the final development in preparation for clinical trials. The Corporation seeks marketing and sales partnerships with multinational diagnostic, pharmaceutical and consumer goods companies to distribute its products.

From its inception on November 9, 1992 through December 31, 2002, the Corporation has incurred losses totaling $13,592,056. The Corporation has earned no revenues to date.

In December 2001, the Corporation changed its year-end from January 31 to December 31. This change resulted in an eleven-month fiscal year ended December 31, 2001.

A.    Operating Results

Year Ended December 31, 2002 Compared To 11 Months Ended December 31, 2001

The consolidated loss for the year ended December 31, 2002 (“fiscal 2002”) was $4,018,000 ($0.20 per share) compared to $3,245,000 ($0.17 per share) for the 11 months ended December 31, 2001 (“fiscal December 2001”).

Although the Corporation received its first revenues in fiscal 2002 in the form of $100,000 in license fees from McNeil Consumer Healthcare, the payment was recorded as deferred revenue on the balance sheet and will be amortized over the remaining term of the agreement (approximately 14.5 years).

Research and development expenditures for fiscal 2002 increased to $2,105,000, compared to $2,047,000 for fiscal December 2001. Clinical trial expenses, which consist principally of fees paid to third parties, decreased by approximately $435,000 for the year, compared to fiscal December 2001. This resulted from reduced clinical activity related to Cholesterol 1,2,3™ following the FDA submission in 2001 (and subsequent clearance in 2002) and the reallocation of resources to the development of a second generation, consumer version of the test. Management expects that overall clinical trial expenses will start to increase again in the near future in support of the consumer test for Cholesterol 1,2,3™ as well as for expansion of the clinical trials for the cancer technologies. Compensation expense increased by approximately $280,000 during the period resulting, in part, from incentive payments related to achieving regulatory and product development milestones as well as from an increase in headcount to support the new consumer skin cholesterol test and the ongoing development of the cancer program. In addition, on January 1, 2002, the Corporation adopted the accounting for stock-based compensation for non-employees and stock granted to employees, using the fair value method. The stock-based compensation costs that related to research and development amounted to a non-cash expense of approximately $57,000 for fiscal 2002. The cost of registering intellectual property increased by $148,000 over fiscal December 2001 as the Corporation continued to solidify its patent position on its cholesterol and cancer technologies. The Corporation expects to continue its research and development program at these levels for the near future as it develops new products and expands the clinical applications of its current product lines.

General and administration expenses amounted to $2,141,000 for fiscal 2002, compared to $1,500,000 for fiscal December 2001, an increase of $641,000. Professional fees related to the preparation of the U.S. SEC registration application amounted to approximately $260,000 for fiscal 2002 compared to nil in fiscal December 2001. SEC registration was cleared subsequent to the year-end, in March 2003. Other professional fees, including consulting and legal expenses related to the completion of a marketing agreement, increased by $86,000 for the year. Shareholder communications and investor relations costs increased by $67,000 over fiscal December 2001 in support of developing an awareness for the Corporation in the United States. Compensation expense increased by $157,000 for fiscal 2002 compared to fiscal December 2001 resulting from the addition of one employee and from employee incentive payments for the achievement of milestones. The adoption of stock-based compensation in fiscal 2002 applied to the Employee Share Purchase Plan resulted in a non-cash expense of $36,000 for the year.

Amortization expenses for fiscal 2002 amounted to $219,000 compared to $215,000 for the 11 months in fiscal December 2001. Of the fiscal 2002 expense, $77,000 was amortization on capital equipment and $142,000 was amortization on acquired technologies ($89,000 and $126,000, respectively in fiscal December 2001). Additions of capital equipment during fiscal 2002 and fiscal December 2001 amounted to $21,000 and $190,000, respectively.

Recoveries of provincial scientific research tax credits (ITC’s) amounted to $190,000 for the year. This includes an accrual of $140,000 for fiscal 2002 plus $50,000 received during fiscal 2002 over and above the accrual for the year ended January 31, 2001. The ITC that was accrued for fiscal December 2001 of approximately $131,000 was received subsequent to fiscal 2002 yearend and is included in Investment Tax Credits Receivable on the Balance Sheet.

Interest income decreased from $387,000 in fiscal December 2001 to $257,000 in fiscal 2002. In spite of an increase in invested cash, a continuing decline in market interest rates in fiscal 2002 resulted in a lower return on investments.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for fiscal 2002 was $4,871,000, compared to $4,163,000 for fiscal December 2001. For fiscal 2002, acquired technology expense was nil compared to $687,000 for fiscal

December 2001 which resulted from the purchase of technologies related to the Corporation’s research activities in the area of cancer detection. It was expensed at the time of acquisition in fiscal December 2001 for U.S. GAAP but capitalized under Canadian GAAP and amortized over its expected useful life.

Stock and stock option compensation amounted to $995,000 for fiscal 2002. This included $931,000 relating to 206,350 performance stock options issued to employees that vested during the period. The performance criteria that were met included regulatory clearance of Cholesterol 1,2,3™ and the signing of a marketing partner for the product. For fiscal December 2001, the stock and stock option compensation expense for performance options amounted to $255,000, based on 94,125 options that vested. For a detailed reconciliation of consolidated financial results from Canadian GAAP to U.S. GAAP, refer to note 8, “Reconciliation of Canadian to United States Generally Accepted Accounting Principles”.

11 Months Ended December 31, 2001 Compared to Year Ended January 31, 2001

The consolidated loss for fiscal December 2001 was $3,245,000 ($0.17 per share), compared to $1,833,000 ($0.11 per share) for the year ended January 31, 2001 (“fiscal January 2001”), an increase of $1,412,000. The increased expenditures supported the Corporation’s advancement of the technologies through clinical trials.

Research and development expenses increased by $747,000 to $2,047,000 in fiscal December 2001, from $1,300,000 in fiscal January 2001. Of the total research and development expense, $1,003,000 related to the Corporation’s spending on external multi-site clinical trials. This represents an increase of $612,000 from fiscal January 2001 and is primarily attributed to clinical trials related to Cholesterol 1,2,3™, in preparation for filing with the U.S. Food and Drug Administration (FDA) and to fund ongoing studies. In addition, expenditures to expand the patent protection on intellectual property increased by $99,000.

General and administrative expenses were $1,500,000 for fiscal December 2001, compared to $1,077,000 for fiscal January 2001, an increase of $423,000. This increase was required to support expansion of the Corporation’s international business development and related corporate activities and consisted of increases in salaries of approximately $200,000, travel expenses of $52,000, investor and corporate communications of $99,000 and professional fees incurred by the European subsidiary of $71,000.

Amortization expense amounted to $215,000 for fiscal December 2001, compared to $94,000 for fiscal January 2001. The increase resulted from net additions of $182,000 in capital assets to support the clinical trials plus $687,000 for the purchase of new technologies of which $382,000 was acquired by way of cash consideration and $305,000 through the issuance of warrants. The fair value of the warrants was estimated using the Black-Scholes pricing model. The costs for these acquired technologies relate to the ColorectAlert™ License Agreements and the Procyon License Agreement.

Recoveries from ITC’s amounted to $131,000 in fiscal December 2001, compared to $115,000 for fiscal January 2001 due to an increase in eligible clinical trial costs.

Interest income amounted to $387,000 for fiscal December 2001, compared to $523,000 for fiscal January 2001. The decrease resulted from a gradual lowering of market interest rates throughout the period on lower cash balances and short-term investments.

U.S. GAAP

Under U.S. GAAP, the Corporation’s acquired technology, which is primarily comprised of patents and know-how which require regulatory approval to be commercialized and which has no proven alternative future uses, is considered in-process research and development and is immediately expensed upon acquisition in accordance with FAS No. 2, “Accounting for Research and Development Costs”. The Corporation’s acquired technology does not have an alternative future use given its specialized nature. Under Canadian GAAP, the acquired technology is considered to be a development asset which is capitalized and amortized over its expected useful life.

For purpose of U.S. GAAP, the consolidated loss is $4,163,000 for fiscal December 2001, compared to $5,451,000 for fiscal January 2001. For fiscal December 2001, acquired technology expense was $687,000, of which $382,000 was paid in cash and the balance in warrants, with an estimated fair value of $305,000. This expense resulted from the purchase of the previously-mentioned cancer technologies. There were no purchases of acquired technology in fiscal January 2001. Stock and stock option compensation amounted to $357,000 in fiscal December 2001. This included $255,000 relating to 94,125 performance stock options that vested upon the achievement of certain milestones during the period. The performance criteria that were met included submission to the FDA of a scientific manuscript for Cholesterol 1,2,3™ the acquisition of a new colorectal cancer technology and various investor relations publications and achievements. For a detailed reconciliation of consolidated financial results from Canadian GAAP to U.S. GAAP, refer to note 8, “Reconciliation of Canadian to United States Generally Accepted Accounting Principles”.

B.    Liquidity and Capital Resources

As at December 31, 2002 the Corporation had cash, cash equivalents and short-term investments totaling $10,112,000 ($7,951,000 as at December 31, 2001). The Corporation invests its funds in short-term financial instruments and guaranteed investment certificates. During fiscal 2002, the Corporation issued by way of private placement, 1,200,000 common shares for net cash proceeds of $5,471,000. The Corporation also received $426,000 from the exercise of warrants and options, previously granted pursuant to the Corporation’s stock option plan. Cash used to fund the operating activities during the year amounted to $3,550,000 compared to $3,239,000 for fiscal December 2001. The Corporation has no long-term debt.

Total assets increased by $2,035,000 to $11,379,000 as at December 31, 2002, from $9,344,000 at December 31, 2001

To date, the Corporation has financed its activities through the issuance of shares and the recovery of ITCs. The Corporation believes that its existing cash resources together with the Investment Tax Credits Receivable of $271,000 will be sufficient to meet its current operating and capital requirements through at least fiscal 2004 and that no additional funds would be required to support ongoing product development, research and clinical trials.

The Corporation is exposed to financial market risks such as interest rates and foreign exchange fluctuations. The Corporation’s cash is invested in short-term, high-grade securities with varying maturities. Since the Corporation’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on the Corporation’s results of operations. The Corporation makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to the Corporation.

C.    Research and Development

During fiscal December 2002, the Corporation spent $2,104,904 on Corporation-sponsored research and development activities. During fiscal December 2001 and fiscal January 2001, the Corporation spent $2,047,116 and $1,300,281, respectively, on such activities.

Below is a summary of the Corporation’s products and the related stages of development for each product in clinical development. The information in the columns labeled “Approximate Percentage Completed” and “Estimate of Completion of Phase” contain forward-looking statements regarding timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates provided in the table. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see “Key Information—Risk Factors” and “Information on the Corporation—Business Overview.”

Product	Description / Indication	Phase of Development	Approximate Percentage Completed	Collaborator	Estimate of Completion of Phase
Cholesterol 1,2,3™ (Professional use)	Skin cholesterol —risk of cardiovascular disease	Received FDA clearance (1st indication) Pre-Launch in Canada	100%	The Cleveland Clinic Foundation; McNeil Consumer Healthcare	2002

Cholesterol 1,2,3™ (Home use)	Skin cholesterol —risk of cardiovascular disease	Internal Validation	80%	McNeil Consumer Healthcare	2003

ColorectAlert™ & Colopath™	Colorectal cancer	Clinical Trials	70%	St. Michael’s Hospital	2003

LungAlert™	Lung cancer	Pilot Clinical Trials	70%	St. Joseph’s Hospital	2002

Other	Breast and prostate cancers	Validation	50%	McMaster University Medical Centre	2003

In connection with the Corporation’s research agreements and research and development arrangements, the Corporation is committed to make minimum annual payments of $120,000 until October 31, 2005. Also see “Information on the Corporation—Business Overview.”

The table below sets out the estimated costs incurred for each of the Corporation’s products for the year ended December 31, 2002, the 11 month period ended December 31, 2001, fiscal January 2001 and fiscal January 2000. In addition, a historical cumulative total of costs incurred since February 1997, per product, has been provided. Prior to February 1997, the Corporation did not track its costs by project.

Product	Fiscal Year Ended December 31, 2002	11 Month Period Ended December 31, 2001	Fiscal Year Ended January 31, 2001	Fiscal Year Ended January 31, 2000	Historical Cumulative total since February 1997
Cholesterol 1,2,3™	$1,188,000	$1,297,000	$603,000	$390,000	$4,206,000
ColorectAlert™ and ColoPath™	$495,000	$488,000	$445,000	$401,000	$2,050,000
LungAlert™	$178,000	$118,000	$50,000	—	$346,000

The Corporation expects to generate initial revenues from sales of Cholesterol 1,2,3™ in the calendar year 2003. The Corporation anticipates that costs to complete the development and clinical trials of the Cholesterol 1,2,3™ home test will not exceed $900,000.

With respect to the Corporation’s cancer related products, the Corporation estimates that the costs to complete clinical trials and commercialize the colorectal cancer technology will not exceed $1.8 million. However, given the nature and uncertainty of ultimately receiving regulatory clearance for these cancer related products, the Corporation is unable to reasonably estimate the timing of these projects’ completion.

D.    Trend Information

See “Information on the Corporation—Business Overview.”

ITEM 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

SENIOR MANAGEMENT

Brent Norton, MD, MBA, 42, President and CEO, Director

Dr. Norton founded IMI in 1992 and has led it with a vision to improve the way disease is identified and managed. He has been active in medical practice management and research for more than 15 years. As a physician-entrepreneur, Dr. Norton uses this cross-functional knowledge and skills to guide the Corporation and its products from the scientific stage through to successful commercialization. Dr. Norton also serves as a Director of the Corporation.

He completed his medical training at McGill University in Montreal, Quebec, Canada and conducted post-graduate work in biomedical engineering at Ecole Polytechnique in Montreal, Quebec, Canada. Dr. Norton subsequently completed his MBA at the Ivey School of Business, University of Western Ontario, London, Ontario, Canada.

In addition to leading IMI, Dr. Norton has practiced medicine in the field of sports medicine. He is a member of the Board of Directors of PLC Medical Systems, a Boston-based company specializing in the field of laser heart surgery.

Michael Evelegh, Ph.D., 51, Executive Vice President, Clinical and Regulatory Affairs

Dr. Evelegh joined IMI on April 1, 1997 in the position he currently holds as IMI’s Executive Vice President, Clinical and Regulatory Affairs. In October of 1997, Mr. Evelegh also held the position of Chief Financial Officer of the Corporation, on an interim basis.

Dr. Evelegh has nearly 20 years’ experience researching and developing human diagnostics, including product development, clinical trials, regulatory submissions and manufacturing. He has successfully guided several high-profile products through to approval by the FDA as both PMA and 510(k) submissions.

Dr. Evelegh leads IMI’s scientific team at the Corporation’s laboratory located at McMaster University in Hamilton, Ontario, Canada. He directs a research and development staff that includes Ph.D.-level scientists and technicians. He is also chiefly responsible for evaluating the scientific potential of new technologies for IMI’s pipeline.

Prior to joining IMI Dr. Evelegh was the Director of Research and Development for Biomira Diagnostics Inc., a medical technology company. He also directed research teams at other Canadian biotechnology companies and has been an independent scientific and regulatory consultant. He earned his Ph.D. in Immunology at McMaster University, where he is an Associate Professor in the university’s medical school.

Ron Hosking, 58, Vice President, Finance and CFO

Mr. Hosking joined IMI on September 25, 1997 in the position he currently holds as IMI’s Vice President, Finance and Chief Financial Officer.

Mr. Hosking’s career includes nearly 20 years in the health care industry managing the finances of multinational and early-stage companies. Prior to joining the Corporation, Mr. Hosking was Vice President and Chief Financial Officer of LifeTECH Corporation, a biotechnology corporation, from 1996 to 1997. Prior to that time, Mr. Hosking had been the Vice President and Chief Financial Officer of Biomira Diagnostics, Inc and of Ortho Diagnostics Inc. (a Johnson & Johnson company). He is a Chartered Accountant and completed his B.Comm at the University of Toronto in Toronto, Ontario, Canada.

Mr. Hosking has been actively involved in industry and professional associations, including tenures as Chairman of the Board of Medical Devices Canada (MEDEC) and President of the Financial Executives International (FEI) Toronto. He is currently a member of the Canadian Investor Relations Institute (CIRI), the Toronto Biotechnology Initiative (TBI) and the Toronto Board of Trade.

Tim Currie, 39, Director, Business Development

Mr. Currie joined IMI on January 10, 2000 in the position he currently holds as Director, Business Development. In this capacity he is responsible for the acquisition of new technology for the Corporation and the out-licensing of the Corporation’s products to marketing and distribution partners.

Prior to joining IMI, Mr. Currie spent 10 years with IMS Health Canada, a multinational health information company that provides market research, business analysis, forecasts and sales management services to the healthcare community. At IMS Health Canada, Mr. Currie held various senior sales and marketing positions including, Account Director, Group Marketing Manager and Director of Marketing. In 1996 Mr. Currie joined the Canadian management team for IMS Health Canada.

Mr. Currie started his career at McNeil Pharmaceuticals, a Johnson and Johnson company, as a Medical Representative and later as a Hospital Representative based in Toronto, Ontario, Canada.

Mr. Currie graduated from the University of Western Ontario, London, Ontario, Canada in 1986 with an honors degree in Economics and is active in a number of community organizations.

Andrew Weir, 31, Director, Communications

Mr. Weir joined IMI on September 18, 2000 in the position he currently holds as IMI’s Director, Communications.

Mr. Weir is a health care communications expert, having spent the five years prior to joining IMI as a communications consultant for the pharmaceutical and health care industries with Veritas Communications Inc. He has worked extensively with multinational corporations and early-stage biotech companies, as well as hospitals, health agencies, advocacy groups and professional associations. At IMI, Mr. Weir is responsible for public relations and corporate communications, including investor relations. He is also active in building relationships with advocacy groups and important stakeholders in cancer and cardiovascular disease.

Mr. Weir sits on the Board of Directors of the Public Affairs Association of Canada, and is a member of the Canadian Investor Relations Institute (CIRI) and Toronto Biotechnology Initiative (TBI).

DIRECTORS

Stephen A. Wilgar, BA, MBA, 65, Chairman of the Board

Mr. Wilgar has served as one of the Corporation’s directors since March 17, 1993. From May 2001 to June 2002, Mr. Wilgar was also a Director of Dimethaid Research Inc. and from June 1991 to April 2002, he was a Director of Verity International. In addition, he has served as Chairman of AIM Powergen Corp. and MedExtra Corp from January 2002 and December 2001, respectively, to the present. Prior to that, Mr. Wilgar was the President of the SunBlush Technologies Corporation from 1996 to 1999. From 1974 to 1988 he also served as President of Warner-Lambert Canada, Asia, Australia and Latin America. Formerly President of the Canadian Automobile Association, Central Ontario.

H.B. Brent Norton, MD, MBA, 42, Director

See description above under “Directors, Senior Management and Employees—Directors and Senior Management—Senior Management.”

John Carroll, BA, MBA, 69, Director

Mr. Carroll has served as one of the Corporation’s directors since June 6, 1994. Mr. Carroll has also served as Director of Clairon Holdings, AXA Insurance Co. Ltd., and Battery Technologies Inc. from 1997, 1991 and 1996, respectively, to the present. Prior to that, he was a Director of Quaker Oats of Canada from 1979 to 1992, a Director of Scott Paper Limited from 1994 to 1996 and an Executive Chairman of Molson Breweries of Canada during the years of 1992 and 1993.

Anthony F. Griffiths, BA, MBA, 72, Director

Mr. Griffiths has served as one of the Corporation’s directors since July 13, 1995. From 1994 and 1997, respectively, to the present, Mr. Griffiths has served as Director and Chairman of Slater Steel Inc. and Russel Metals Inc. In addition, Mr. Griffiths has been the Director of Vitran Corporation Inc from 1987, ShawCor from 1980, Calian Technology Ltd. from 1993, Leitch Technology Corporation from 1994, Alliance Atlantis Communications Inc. from 1996. He was also a Director of Teklogic International Inc. from December 1998 to September 2000.

David Rosenkrantz, P. Eng., 45, Director

Mr. Rosenkrantz has served as one of the Corporation’s directors since June 11, 1998. Mr. Rosenkrantz is also the founding partner of Patica Corporation, a merchant banking corporation. In addition, Mr. Rosenkrantz has served as President and Director of Patica Securities Inc. from 1993 to 2002, Chairman and Director of Versent Corporation since 1993, Neuromolecular Inc. since 2001, LymphoSign Inc. since 2000 and Canadian Automotive Repair Finance Corporation since 1999. He was also a Director of Northern Mountain Helicopter Group Inc. from 1996 to August 2000 and Beta Brands Inc. from 1993 to 1995.

SCIENTIFIC ADVISORY BOARD

The role of the Scientific Advisory Board (the “SAB”) is to provide the Corporation with guidance for new research directions as well as advice on product development plans. The SAB also assists in identifying and defining attractive market niches and in providing industry-related information. The members of the Scientific Advisory Board include:

Dr. John Bienenstock, FRCP, FRCPC, FRSC

Dr. Bienenstock was appointed to the SAB in May 1998. He is a Professor, Departments of Medicine and Pathology, Faculty of Health Sciences, McMaster University, Hamilton, Ontario, Canada. Dr. Bienenstock is an internationally renowned physician and scientist and was awarded the Order of Canada in 2002 in recognition of his contribution to medicine.

Dr. Herbert A. Fritsche, Jr., Ph.D.

Dr. Fritsche was appointed to the SAB in January 2000. He is the Chief of Clinical Chemistry and Professor of Biochemistry, Department of Pathology and Laboratory Medicine, University of Texas M.D. Anderson Cancer Center, Houston, Texas. He has been with M.D. Anderson Cancer Center for over 30 years and has been the recipient of many awards, including the Distinguished Scientist Award for 1999 by the Clinical Ligand Assay Society.

Dr. Norman Marcon, M.D., FRCP

Dr. Marcon was appointed to the SAB in April 2000. He is a Gastroenterologist and Past-Chief, Division of Gastroenterology of St. Michael’s Hospital, Toronto, Ontario, Canada. He has been with St. Michael’s Hospital since 1972. Dr. Marcon is a Fellow, Royal College of Physicians and Surgeons of Canada and is a recipient of

The Ontario Association of Gastroenterology Lifetime Achievement Award. He is also Associate Professor of Medicine, University of Toronto, Toronto, Ontario.

Dr. Dennis L. Sprecher, MD

Dr. Sprecher was appointed to the SAB in April 1999. He is the Section Head, Preventive Cardiology & Rehabilitation, The Cleveland Clinic Foundation. He is also Professor, Ohio State University, Department of Internal Medicine. Prior to joining the Cleveland Clinic in 1995, Dr. Sprecher was the Section Head of Preventative Cardiology at the University of Cincinnati, Cincinnati, Ohio.

B.    Compensation

1.     Summary Compensation Table

The following table is a summary of the compensation paid by the Corporation to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; (iii) Vice President, Finance and Chief Financial Officer; (iv) Director, Business Development; and (v) Director, Communications (collectively, the “Named Executive Officers”) for the year ended December 31, 2002, the 11 month period ended December 31, 2001 and the year ended January 31, 2001. The Corporation has five “executive officers” within the meaning of the Securities Act (Ontario) whose compensation must be disclosed for the year ended December 31, 2002 and four “executive officers” for the 11 month period ended December 31, 2001 and for the year ended January 31, 2001.

Name and Position	Financial Year Ended(1)						Long-term Compensation			All other Compen-sation(3) ($)
		Annual Compensation					Awards		Payouts
		Salary ($)		Bonus ($)		Other Annual Compen- sation ($)	Securities Under Option/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Dr. Brent Norton, President and Chief Executive Officer	Dec 31, 2002 Dec. 31, 2001 Jan. 31, 2001	$ $ $	222,500 206,250 156,250		$45,000 — —	— — —	360,000/— 120,000/— —	— — —	— — —	$ $	6,750 — 2,350

Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	Dec. 31, 2002 Dec. 31, 2001 Jan. 31, 2001	$ $ $	215,000 183,334 148,666		$105,000 — —	— — —	110,000/— 60,000/— —	— — —	— — —		— — —

Ronald Hosking, Vice President, Finance and Chief Financial Officer	Dec. 31, 2002 Dec. 31, 2001 Jan. 31, 2001	$ $ $	126,000 110,000 120,000		— — —	— — —	36,000/— — —	— — —	— — —	$ $ $	6,750 6,075 6,545

Timothy Currie, Director, Business Development	Dec. 31, 2002 Dec. 31, 2001 Jan. 31, 2001	$ $ $	126,000 110,000 97,083	$ $	25,200 — 12,500	— — —	36,000/— 20,000/— 70,000/—	— — —	— — —	$ $ $	6,735 6,750 6,125

Andrew Weir, Director, Communications	Dec. 31, 2002		$90,000		$35,000	—	24,000/—	—	—		—

Notes:

(1)	In 2001, the Corporation changed its financial year end from January 31 to December 31.
(2)	“SAR” means a stock appreciation right.
(3)	This compensation reflects the value of the Common Shares issued by the Corporation to such Named Executive Officers pursuant to the Corporation’s employee share purchase plan. The value is based upon the closing price of the Common Shares on the Toronto Stock Exchange on the respective dates of the issuance of such shares. See “Directors, Senior Management and Employees – Employee Share Purchase Plan”.

2.    Long-term Incentive Plan Awards during the Year Ended December 31, 2002

No Long-term Incentive Plan Awards were made to the Named Executive Officers during the year ended December 31, 2002.

3.     Option/SAR Grants during the Year Ended December 31, 2002

During the year ended December 31, 2002, the following incentive stock options were granted to the Named Executive Officers:

Name and Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)		Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)		Expiration Date
Dr. Brent Norton President and Chief Executive Officer	120,000(1)/— 150,000(1)/— 90,000/—	17.4%/— 21.8%/— 13.1%/—	$ $ $	4.00 2.86 2.86	$ $ $	4.00 2.86 2.86	Feb. 16, 2007 Nov. 16, 2007 Nov. 16, 2007

Michael Evelegh, Ph.D Vice President Clinical and Regulatory Affairs	60,000(1)/— 50,000(1)/—	8.7%/— 7.3%/—	$ $	4.00 2.86	$ $	4.00 2.86	Feb. 16, 2007 Nov. 16, 2007

Ronald Hosking, Vice President, Finance and Chief Financial Officer	36,000(1)/—	5.2%/—		$4.00		$4.00	Feb. 16, 2007

Timothy Currie Director, Business Development	36,000(1)/—	5.2%/—		$4.00		$4.00	Feb. 16, 2007

Andrew Weir Director, Communications	24,000(1)/—	3.5%/—		$4.00		$4.00	Feb. 16, 2007

Note:

(1)	A portion of these options will vest annually over five years and a portion will vest upon the occurrence of certain performance related milestones of the Corporation.

4.	Aggregated Option/SAR Exercises during the Year Ended December 31, 2002 and Financial Year-end Option/SAR Values.

The following table sets out (i) the number of Common Shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2002 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2002:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options/SARs at FY-End ($) Exercisable/ Unexercisable(3)
Dr. Brent Norton, President and Chief Executive Officer	—	—	555,000/— 352,500/202,500	$97,350/— $81,600/$15,750

Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	180,000	120,000	380,000(1)/— 267,500/112,500(2)	$497,000/— $491,750/$5,250

Ronald Hosking, Vice President, Finance and Chief Financial Officer	60,000	45,000	96,000(1)/— 74,400/21,600(2)	$135,000/— $135,000/$—

Timothy Currie, Director, Business Development	—	—	136,000(1)/— 60,200/75,800(2)	$35,000/— $17,500/$17,500

Andrew Weir, Director, Communications	—	—	62,500/— 23,100/39,400	—/— —/—

Notes:

(1)	These options will vest (i) upon the occurrence of certain performance-related milestones of the Corporation relating to the Corporation’s core technologies (e.g. launch of clinical trials, FDA clearance of initial claims); (ii) based upon the Corporation’s financial performance (e.g. earnings per share targets); and/or (iii) annually over a pre-determined number of years.
(2)	These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.
(3)	Based upon a closing price of $3.00 for the Common Shares on the Toronto Stock Exchange on December 31, 2002.

Employee Share Purchase Plan

The Corporation implemented a share purchase plan (the “Purchase Plan”) effective March 22, 1999, as amended, whereby the Corporation will match the value of the Common Shares purchased by its employees and directors in the market by issuing from treasury an equal number of Common Shares, up to a maximum value of the lesser of (i) 50% of the maximum allowable annual contribution for registered retirement savings plans as established by the Canada Customs Revenue Agency; and (ii) 9% of the participant’s annual salary. The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. As of April 30, 2003, the Corporation has issued an aggregate of 89,039 Common Shares under the Purchase Plan to its employees and directors.

C.    Board Practices

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operations of the Corporation. The following table lists the directors of the Corporation, the positions they hold with the Corporation and the dates the directors were first elected or appointed:

Name	Position	Term
Dr. H.B. Brent Norton	President, Chief Executive Officer and Director	President, CEO: 1992–present Director: March 17, 1993–present
Stephen A. Wilgar	Director	March 17, 1993–present
John C. Carroll	Director	June 6, 1994–present
Anthony F. Griffiths	Director	July 13, 1995–present
David A. Rosenkrantz	Director	June 11, 1998–present

The Board of Directors was elected at the annual meeting of shareholders on June 19, 2002, and each director will serve until the next annual meeting of shareholders or until their resignation. During the year ended December 31, 2002, a total of $14,750 was paid to the directors of the Corporation in their capacity as directors. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation’s incentive stock option plan (see “Directors, Senior Management and Employees—Share Ownership—Stock Option Plan”). None of the directors or executive officers of the Corporation have directors’ service contracts with the Corporation or its subsidiary providing for benefits upon termination of employment.

The Corporation has entered into employment agreements with each of the Named Executive Officers other than Timothy Currie and Andrew Weir. Each of these employment agreements sets out the obligations of such Named Executive Officers to the Corporation and the compensation to be paid to them. These Named Executive Officers’ compensation includes a combination of base salary, cash bonus, stock options and other benefits.

Dr. Brent Norton entered into an employment agreement with the Corporation on January 1, 2001. Pursuant to the terms of his employment agreement, Dr. Norton receives an annual base salary of two hundred and eighty-five thousand dollars ($285,000), which is reviewed annually and adjusted accordingly. This employment agreement also provides Dr. Norton with the right to receive options and bonuses at the discretion of the Board of Directors, as well as access to the benefit plans which IMI provides to its employees, including extended health, medical and dental insurance.

Dr. Michael Evelegh entered into an employment agreement with the Corporation on January 1, 2001. Pursuant to the terms of his employment agreement, Dr. Evelegh receives an annual base salary of two hundred and twenty-five thousand dollars ($225,000), which is reviewed annually and adjusted accordingly. This employment agreement also provides Dr. Evelegh with the right to receive options and bonuses at the discretion of the Board of Directors, as well as access to the benefit plans which IMI provides to its employees, including extended health, medical and dental insurance.

Unless terminated earlier pursuant to the terms of their respective agreements, Dr. Norton’s and Dr. Evelegh’s employment with the Corporation shall continue indefinitely. If either the employment of Dr. Norton or Dr. Evelegh is terminated by the Corporation without cause or, at the option of each of Dr. Norton or Dr. Evelegh, terminated in the event of a “change of control” (as such term is defined in their respective employment agreements) of the Corporation, then: (1) each is entitled to a cash payment equal to a percentage of their respective annual base salary as of that date; and (2) all of their options shall immediately vest and shall be exercisable or convertible for a period of 60 days after such termination. In addition, should Dr. Norton or Dr Evelegh voluntarily resign or be terminated by the Corporation for cause or without cause, each of them is subject to a non-compete period of 2 years and 1 year, respectively.

Ron Hosking entered into an employment agreement with the Corporation on February 4, 1998. Pursuant to the terms of his employment agreement, Mr. Hosking receives an annual base salary of one hundred and fifty thousand dollars ($150,000), which is reviewed annually and adjusted accordingly. This employment agreement also provides Mr. Hosking with the right to receive options and bonuses at the discretion of the Board of Directors, as well as access to the benefit plans which IMI provides to its employees, including extended health, medical and dental insurance.

Unless terminated earlier pursuant to his employment agreement, Ron Hosking’s employment shall continue until January 12, 2003, at which time it may be renewed for successive one-year periods. Should Mr. Hosking’s employment be terminated by the Corporation without cause, then: (1) he is entitled to a cash payment equal to a percentage of his annual base salary as of that date; and (2) all of his options shall immediately vest and shall be exercisable or convertible for a period of 30 days after such termination. Mr. Hosking has also agreed not to compete with the Corporation for one year in the event that he is terminated for cause.

The compensation committee of the Corporation’s Board of Directors is made up of John C. Carroll, Anthony F. Griffiths, David A. Rosenkrantz and Stephen A. Wilgar, all of which are outside directors. The compensation committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the compensation committee is to ensure that the compensation provided to the Named Executive Officers and the Corporation’s other senior officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the senior officers is matched with the financial interest of shareholders. They also ensure that the Named Executive Officers and the Corporation’s senior officers are paid fairly and commensurably with their contributions to furthering the Corporation’s strategic direction and objectives. The Corporation also grants stock options to its officers, directors and employees from time to time in accordance with the Corporation’s stock option plan.

The audit committee of the Corporation, composed entirely of outside directors, is made up of Stephen A. Wilgar, John C. Carroll, Anthony F. Griffiths and David A. Rosenkrantz, each of which meets the independence requirements of the listing standards of the American Stock Exchange, Inc. The audit committee has primary responsibility for ensuring the integrity of the Corporation’s financial reporting, risk management and internal controls. The audit committee has unrestricted access to the Corporation’s personnel and documents and has direct communication channels with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate. The audit committee receives and reviews the annual and financial statements of the Corporation and makes recommendations thereon to the Board of Directors prior to their approval by the Board of Directors. The audit committee also reviews the scope and planning of the external audit, the form of audit report, and any correspondence from or comments by the external auditors regarding financial reporting and internal controls. Moreover, the audit committee is responsible for correcting weaknesses identified by the external auditors with respect to the internal control systems and for ensuring that the recommended corrections have been implemented.

D.    Employees

The Corporation currently employs eighteen full-time employees, nine of whom are located at its head office in Toronto, Ontario, Canada, and nine at its research laboratory in Hamilton, Ontario, Canada. In addition, the Corporation has contractual arrangements with a number of research scientists and organizations which provide staff and related services. These contracts provide flexible and directed research staff to the Corporation on an as-needed basis.

E.    Share Ownership

The following table shows the number of Common Shares and options to purchase Common Shares beneficially owned by each director and the Named Executive Officers as of April 30, 2003.

Name	Common Shares held directly and beneficially	% of Outstanding Common Shares as of April 30, 2003	Options outstanding	Exercise Price	Expiration date
Dr. H.B. Brent Norton	2,643,768	12.7%	75,000 120,000 120,000 240,000	$2.15 $3.45 $4.00 $2.86	Sept. 13, 2004 Feb. 1, 2006 Feb. 16, 2007 Nov. 16, 2007

Michael Evelegh, Ph.D	440,561	2.1%	210,000 60,000 60,000 50,000	$0.67 $3.50 $4.00 $2.86	Oct. 31, 2003 Feb. 1, 2006 Feb. 16, 2007 Nov. 16, 2007

Ronald G. Hosking	283,778	0.8%	36,000	$4.00	Feb. 16, 2007

Timothy Currie	7,000	0.0%	70,000 20,000 10,000 36,000 50,000	$2.50 $3.45 $3.60 $4.00 $2.85	Feb. 1, 2006 Mar. 1, 2006 Mar. 20, 2006 Feb. 16, 2007 Mar. 3, 2008

Andrew Weir	600		34,000 4,500 24,000	$4.30 $3.45 $4.00	Sept. 18, 2005 Mar 1, 2006 Feb. 16, 2007

Stephen A. Wilgar	264,697	1.2%	20,000 20,000 20,000 10,000	$3.80 $4.74 $4.61 $2.86	July 26, 2003 July 10, 2004 July 17, 2005 Nov. 16, 2007

John C. Carroll	263,442	1.2%	10,000 10,000 10,000 5,000	$3.80 $4.74 $4.61 $2.86	July 26, 2003 July 10, 2004 July 17, 2005 Nov. 16, 2007

Anthony F. Griffiths	510,500	2.4%	10,000 10,000 10,000 5,000	$3.80 $4.74 $4.61 $2.86	July 26, 2003 July 10, 2004 July 17, 2005 Nov. 16, 2007

David A. Rosenkrantz	392,733	1.8%	10,000 10,000 10,000 5,000	$3.80 $4.74 $4.61 $2.86	July 26, 2003 July 10, 2004 July 17, 2005 Nov. 16, 2007

Employee Share Purchase Plan

See description above under “Directors, Senior Management and Employees—Compensation—Employee Share Purchase Plan.”

Stock Option Plan

The Corporation established an incentive stock option plan (the “Plan”) on June 11, 1998, as amended, in order to encourage directors, senior officers, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation and to provide an incentive to such persons related to the performance of the Corporation.

Under the Plan, which is administered by the Board of Directors of the Corporation, options to acquire Common Shares may be granted to persons, firms or companies who are employees, senior officers, directors or consultants of the Corporation or any subsidiary of the Corporation. Currently, the number of Common Shares reserved for issuance from time to time under the Plan shall not exceed 3,000,000 Common Shares.

The directors of the Corporation may from time to time grant options to eligible optionees. At the time an option is granted, the directors shall determine the number of Common Shares issuable under the option, the date when the option is to become effective and, subject to the other provisions of the Plan and subject to applicable laws and regulations, all other terms and conditions of the option. No one optionee may, at any time, receive options entitling the optionee to purchase more than 5% of the outstanding Common Shares, calculated on an undiluted basis, less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism. In addition, the maximum number of Common Shares which may be reserved for issuance to Insiders (which term is defined in the Plan as an “insider” or “associate” of an insider, as such terms are defined in the Securities Act (Ontario)) or which may be issued to an Insider within a one-year period shall be 10% of the issued and outstanding number of Common Shares.

The exercise price of each option shall be determined in the discretion of the directors of the Corporation at the time of the granting of the option, provided that any exercise price may not be less than the market price (being the closing price of the Common Shares as reported by the Toronto Stock Exchange) of the Common Shares at the time of grant.

All options shall be for a term and exercisable from time to time as determined in the discretion of the directors of the Corporation at the time of the grant, provided that no option shall have a term exceeding ten years. Options are not assignable by the optionees except for a limited right of assignment to allow the exercise of options by an optionee’s legal representative in the event of death or incapacity.

The Plan provides that the Corporation may arrange for the Corporation or any subsidiary thereof to make loans or provide guarantees for loans by financial institutions to assist eligible optionees to purchase Common Shares upon the exercise of options. Any such loans granted by the Corporation or any subsidiary thereof shall be full recourse to the optionee and shall be secured by the Common Shares so purchased.

ITEM 7.    Major Shareholders And Related Party Transactions.

A.    Major shareholders

To the knowledge of the directors and senior officers of the Corporation, as at the date of this Annual Report, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 5% of the voting rights of the total issued and outstanding shares of the Corporation is as follows:

	Number of Voting Securities Owned
Name	Common Shares	Percentage of Class
Dr. H.B. Brent Norton	2,643,768	12.4%

Dr. Norton does not have different voting rights from any other stockholder of the Corporation.

As of April 30, 2003, 26 of the record holders of the Common Shares are citizens or residents of the United States, or corporations created or organized in or under the laws of the United States, representing ownership of approximately 4% of the total outstanding Common Shares.

B.    Related Party Transactions

Shareholder Loans

The following loans have been made to the Named Executive Officers of the Corporation for the purchase of shares in the Corporation. Each loan bears interest at the rate of interest prescribed by the Canada Customs and Revenue Agency for employee loans. The interest on these loans is payable annually whereas the principal thereof is payable upon demand. The balances as of April 30, 2003 are as follows:

Name	Date	Principal ($)	Interest ($)	Total Outstanding as of April 30, 2003($)
Dr. H.B. Brent Norton	Nov-1998	20,010	247	20,257
Ronald G. Hosking	Nov-1998	10,005	123	10,128
Michael Evelegh, Ph.D.	Dec-2001	60,030	740	60,770
	Mar-2002	120,000	1,480	121,480

Total		210,045	2,590	212,635

C.    Interests of Experts and Counsel

Not Applicable.

ITEM 8.    Financial Information.

A.    Consolidated Statements and Other Financial Information (Audited)

Refer to Item 18, which contains the following financial statements:

•	Consolidated Balance Sheets

•	Consolidated Statements of Loss and Deficit

•	Consolidated Statements of Cash Flows

•	Notes to Consolidated Financial Statements

To date the Corporation has not declared any dividends on its shares. The Board of Directors of the Corporation does not currently anticipate paying any dividends on its Common Shares in the foreseeable future but intends to retain earnings to finance the growth and development of the business of the Corporation. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Corporation and will depend upon the Corporation’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors of the Corporation deems relevant.

B.    Significant Changes

None

ITEM 9.    The Offer And Listing.

A.    Offer and Listing Details

1.	Indicate the expected price at which the securities will be offered or the method of determining the price, and the amount of any expenses specifically charged to the subscriber or purchaser.

Not Applicable.

2.	If there is not an established market for the securities, the document shall contain information regarding the manner of determination of the offering price as well as of the exercise price of warrants and the conversion price of convertible securities, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price.

Not Applicable.

3.	If the company’s shareholders have pre-emptive purchase rights and where the exercise of the right of pre-emption of shareholders is restricted or withdrawn, the company shall indicate the basis for the issue price if the issue is for cash, together with the reasons for such restriction or withdrawal and the beneficiaries of such restriction or withdrawal if intended to benefit specific persons.

Not Applicable.

4.	The following table sets forth information regarding the price history of the Common Shares on the Toronto Stock Exchange for the periods indicated.

(a)	for the five most recent full financial years: the annual high and low market prices:

Fiscal year ended:

	Dec-02	Dec-01	Jan-01	Jan-00	Jan-99
High ($)	7.15	6.00	7.00	3.10	1.85
Low ($)	2.20	3.09	2.55	0.60	0.75

(b)	for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

Quarter ended:

	Q1/03	Q4/02	Q3/02	Q2/02	Q1/02	Q4/01	Q3/01	Q2/01	Q1/01
	Jan-Mar	Oct-Dec	July-Sept	Apr-Jun	Jan-Mar	Nov-Dec	May-July	May-July	Feb-Apr
High ($)	3.25	3.85	5.80	7.15	6.10	4.76	4.50	6.00	4.25
Low ($)	2.50	2.20	3.50	4.75	3.65	3.10	3.20	3.50	3.09

(c)	for the most recent six months: the high and low market prices for each month:

	May 03	April 03	Mar 03	Feb 03	Jan 03	Dec 02
High ($)	2.95	3.00	3.05	2.90	3.25	3.24
Low ($)	2.45	2.75	2.70	2.50	2.65	2.20

(d)	for pre-emptive issues, the market prices for the first trading day in the most recent six months, for the last trading day before the announcement of the offering and (if different) for the latest practicable date prior to publication of the document.

Not Applicable.

5.	State the type and class of securities being offered or listed and furnish the following information:

(a)	Indicate whether the shares are registered shares or bearer shares and provide the number of shares to be issued and to be made available to the market for each kind of share. The nominal par or equivalent value should be given on a per share basis and, where applicable, a statement of the minimum offer price. Describe the coupons attached, if applicable.

Not Applicable.

(b)	Describe arrangements for transfer and any restrictions on the free transferability of the shares.

Not Applicable.

6.	If the rights evidenced by the securities being offered or listed are or may be materially limited or qualified by the rights evidenced by any other class of securities or by the provisions of any contract or other documents, include information regarding such limitation or qualification and its effect on the rights evidenced by the securities to be listed or offered.

Not Applicable.

7.	With respect to securities other than common or ordinary shares to be listed or offered, outline briefly the rights evidenced thereby.

Not Applicable.

B.    Plan of Distribution

Not Applicable.

C.    Markets

The Corporation’s Common Shares are traded on the Toronto Stock Exchange under the symbol “IMI.”

The Corporation intends to apply to list its Common Shares for trading on the American Stock Exchange (“AMEX”). For companies without pre-tax income, the AMEX listing guidelines require that a company have either (a) a public float with a market value of US$50 million or (b) a public float with a market value of US$15 million, a minimum share price of US$3 dollars, and US$4 million in stockholder’s equity. Although IMI currently does not meet the AMEX listing guidelines, the market price of the Corporation’s stock on the Toronto Stock Exchange over the past year has frequently been above these levels. The Corporation has submitted its listing application with AMEX. There can be no guaranty that the Corporation’s application to list on the AMEX will be accepted. Furthermore, even if successful, the Corporation will be required to maintain the AMEX’s minimum continued listing standards, and may be de-listed from the AMEX if the Corporation fails to meet those standards.

D.    Selling Shareholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

ITEM 10.    Additional Information.

A.    Share Capital

Not Applicable.

B.    Memorandum and Articles of Association

The Corporation previously provided the disclosure to its Articles and By-laws in response to Item 10.B. of its Registration Statement on Form 20-F (File No. 001-31360) and the Corporation hereby incorporates that disclosure into this Annual Report by reference.

C.    Material Contracts

The Corporation is not a party to any material contracts outside of the ordinary course of business.

D.    Exchange Controls

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held by such persons in the Corporation. There are also no such limitations imposed by the Corporation’s Articles and By-laws with respect to the Common Shares.

Investment Canada Act

Under the Investment Canada Act, the acquisition of control by a “non-Canadian” of a Canadian business which carries on most types of business activities (including the business activity carried on by the Corporation) is subject to review in certain circumstances by the Investment Review Division of Industry Canada (“Industry Canada”), a Canadian federal government department, and will not be allowed unless the investment is found by the Minister responsible for Industry Canada likely to be of “net benefit” to Canada. On the other hand, the acquisition of control of a Canadian business which carries on a specific type of business activity, as prescribed, that is related to Canada’s cultural heritage or national identity by a non-Canadian is subject to review in certain circumstances by the Department of Canadian Heritage (“Canadian Heritage”).

Subject to the provisions relating to so-called WTO transactions as described below, an acquisition of control will be reviewable by Industry Canada if the “value of the assets” of the Canadian business for which control is being acquired is (1) $5 million or more in the case of a “direct” acquisition; (2) $50 million or more in the case of an “indirect” acquisition, which is a transaction involving the acquisition of the shares of a corporation incorporated outside Canada which owns subsidiaries in Canada; or (3) $5 million or more where the Canadian assets acquired constitute more than 50% of the value of the assets of all entities acquired, if the acquisition is effected through the acquisition of control of a foreign corporation.

These thresholds have been increased respecting the acquisition of control of a Canadian business (1) by investors which are ultimately controlled by nationals of countries which are members of the World Trade Organization (“WTO”), including Americans; or (2) which is a WTO member-controlled (other than Canadian-controlled) Canadian business (either, a “WTO transaction”). A direct acquisition in WTO transactions is reviewable only if it involves the direct acquisition of a Canadian business where the value of the assets is $223 million or more for transactions closing in 2003 (this figure is adjusted annually to reflect the increase in the Canadian nominal gross domestic product at market prices). Indirect acquisitions in WTO transactions are not reviewable unless the value of the Canadian assets acquired constitutes more than 50% of the value of the assets of all entities acquired, in which case the $5 million threshold applies.

These increased thresholds applicable in WTO transactions do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation services or culture businesses.

Even if such acquisition of control is not so reviewable, a non-Canadian must still give notice to Industry Canada or Canadian Heritage, as the case may be, of the acquisition of control of a Canadian business within 30 days after its completion.

Competition Act (Canada)

Under the Competition Act, certain transactions are subject to the notification requirements of the Competition Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition. A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days for a short-form filing or 42 days for a long-form filing. Where the parties elect to file a short-form notification, the Commissioner may convert the filing to a long-form, thereby restarting the clock once the parties submit their filing.

A proposed transaction is subject to pre-notification if two thresholds are exceeded. First, the parties and their affiliates must have assets in Canada or gross revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties to a transaction involving a corporation which carries on an “operating business” in Canada must then notify if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada where the aggregate value of the assets in Canada or the gross revenues from sales in or from Canada generated from those assets exceed $50 million (the “$50 million threshold”); (2) in the case of an acquisition of shares of a corporation in Canada or which controls a corporation in Canada where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person or persons making the acquisition already own 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a corporation of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the person or persons making the acquisition own 35% or more of the voting shares of the subject corporation prior to making the acquisition) and the $50 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

Finally, all merger transactions, regardless of whether they are subject to notification, are subject to the substantive provisions of the Competition Act, namely whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market in Canada.

E.    Taxation

This section summarizes the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of the Common Shares. Nothing contained herein shall be construed as tax advice; you must rely only on the advise of your own tax advisor. The Corporation makes no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to the Common Shares applies only to the beneficial owners who are individuals, corporations, trusts and estates which:

•	for purposes of the U.S. Internal Revenue Code of 1986, as amended, through the date hereof (the

“Code”), are U.S. persons and, for purposes of the Income Tax Act (Canada)(the “Income Tax Act”) and the Canada-United States Income Tax Convention (1980), are non-residents of Canada and residents of the United States respectively, at all relevant times;

•	hold Common Shares as capital assets for purposes of the Code and capital property for the purposes of the Income Tax Act;

•	deal at arm’s length with, and are not affiliated with, the Corporation for purposes of the Income Tax Act; and

•	do not and will not use or hold the Common Shares in carrying on a business in Canada.

Persons who satisfy the above conditions are referred to as “Unconnected U.S. Shareholders.”

The tax consequences of an investment in Common Shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. This Annual Report does not discuss these rules, and holders that are financial institutions should consult their own tax advisors.

This discussion is based upon the following, all as currently in effect:

•	the Income Tax Act and regulations under the Income Tax Act;

•	the Code and Treasury regulations under the Code;

•	the Canada-United States Income Tax Convention (1980);

•	the administrative policies and practices published by the Canada Customs and Revenue Agency, formerly Revenue Canada;

•	all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this report;

•	the administrative policies published by the U.S. Internal Revenue Service; and

•	judicial decisions.

All of the foregoing are subject to change either prospectively or retroactively. This summary does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of Common Shares. This discussion does not address all possible tax consequences relating to an investment in Common Shares. No account has been taken of your particular circumstances and this summary does not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold Common Shares as part of a “straddle,” “hedge” or “conversion transaction,” and Unconnected U.S. Shareholders that have a “functional currency” other than the U.S. dollar or that own Common Shares through a partnership or other pass through entity). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing Common Shares.

Material U.S. Federal Income Tax Considerations

Subject to the discussion below regarding Foreign Person Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of ownership and disposition of the Common Shares.

As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by the Corporation to the extent of the Corporation’s current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by the Corporation, see “Additional Information—Taxation—Material Canadian Federal Income Tax Considerations”). Dividends received by individuals on the Common Shares are eligible for reduced tax rates under recent tax law changes as long as the Corporation is neither a foreign personal holding company nor a passive foreign investment company in the year of the dividend and in the preceding year. (For a discussion of the foreign personal holding company and passive foreign investment company rules see “Additional Information—Taxation—Foreign Personal Holding Company Rules” and “Additional Information—Taxation—Passive Foreign Investment Company Rules”). An individual is required to hold the Common Shares for at least 60 days in the 120 day period beginning 60 days before the ex-dividend date for the reduced rates to apply. You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by the Corporation on the Common Shares exceed the Corporation’s current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

Dividends paid by the Corporation generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. With the addition under recent tax law changes of the dividend rate differential, the capital gain adjustments in computing an individual’s foreign tax credit will now apply to dividend income as well. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. tax payer.

Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

Dividends paid by the Corporation on the Common Shares generally will not be eligible for the “dividend received” deduction.

If you sell the Common Shares, you generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year, and will generally be U.S. source gain or loss.

Dividends paid by the Corporation on the Common Shares generally will be subject to U.S. information reporting or the 31% backup withholding tax, unless you furnish the paying agent or middleman with a duly completed and signed Form W-9. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Foreign Personal Holding Company Rules

Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”). The Corporation would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

•	five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of the Corporation’s stock entitled to vote or the total value of the Corporation’s stock; and

•	at least 60% of the Corporation’s gross income consists of “foreign personal holding company income,” which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

The Corporation believes that they are not a FPHC. However, the Corporation cannot assure you that the Corporation will not be classified as a FPHC in the future.

Personal Holding Company Rules

The Corporation will not be classified as a personal holding company (a “PHC”) for U.S. federal income tax purposes unless any time during the last half of the Corporation’s taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain attribution rules) more than 50% of the Corporation’s stock by value, and at least 60% of the Corporation’s ordinary gross income for the taxable year is “personal holding company” (generally passive income such as dividends and interest). The Corporation should not meet the PHC tests, and even if the Corporation were to become a PHC, it does not expect to have material undistributed PHC income. However, the Corporation cannot assure you that it will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in its shareholder base and income or other circumstances that could change the application of the PHC rules to the Corporation. In addition, if the Corporation should become a PHC, the Corporation cannot assure you that the amount of its PHC income will be immaterial.

Passive Foreign Investment Company Rules

The passive foreign investment company (“PFIC”) provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. The Corporation could be classified as a PFIC if, after the application of certain “look through” rules for any taxable year, either:

•	75% or more of the Corporation’s gross income is “passive income,” which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of the Corporation’s assets that produce or are held for the production of “passive income,” is 50% or more of the fair market value of all the Corporation’s assets.

To the extent the Corporation owns at least 25% by value of the stock of another corporation, the Corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such corporation, and as receiving directly its proportionate share of the income of such corporation.

Distributions which constitute “excess distributions” from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder’s holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder’s holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Corporation is a PFIC would be treated as ordinary income in the current taxable year and (3) the amount to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares were owned.

Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under Section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, the Corporation believes that the Corporation’s shares will be treated as “marketable securities” within the meaning of Section 1296(e)(1) of the Code.

The Corporation believes that it will not be a PFIC for the current fiscal year and it does not expect to become a PFIC in future years. Whether the Corporation is a PFIC in any year, the tax consequences relating to PFIC status will depend on the composition of the Corporation’s income and assets, including cash. You should be aware, however, that if the Corporation is or becomes a PFIC, the Corporation may not be able or willing to satisfy record-keeping requirements that would enable you to make a “qualified electing fund” election.

You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

Controlled Foreign Corporation Rules

If more than 50% of the voting power or total value of all classes of the Corporation’s shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of the Corporation’s shares, the Corporation could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Corporation “Subpart F Income,” as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of the Corporation’s earnings and profits attributable to the shares sold or exchanged.

The Corporation believes that it is not a CFC. However, the Corporation cannot assure you that the Corporation will not become a CFC in the future.

Material Canadian Federal Income Tax Considerations

This section summarizes the material anticipated Canadian federal income tax considerations relevant to the ownership and disposition of the Common Shares.

Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the AMEX, you will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the Common Shares unless you alone or together with persons with whom you did not deal at arm’s length owned or had rights to acquire 25% or more of the Corporation’s issued shares of any class at any time during the sixty (60) month period before the actual or deemed disposition.

Dividends paid, credited or deemed to have been paid or credited on the Common Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of the Corporation’s voting shares, the rate of withholding tax on dividends generally is reduced to 5%. United States limited liability companies (“LLCs”) will not be entitled to these reduced rates. Shareholders that are partnerships will be subject to the 25% rate.

Canada does not currently impose any federal estate taxes or succession duties. However, if you die, there is a deemed disposition of the Common Shares held at that time for proceeds of disposition generally equal to the fair market value of the Common Shares immediately before your death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

F.    Dividends and Paying Agents

Not Applicable

G.    Statement by Experts

Not Applicable

H.    Documents on Display

You may read and copy any of the Corporation’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W.,

Room 1024, Washington, D.C. 20549 and at the SEC’s regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The Corporation is required to file reports and other information with the securities commissions in the Canadian provinces of Ontario and Quebec. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Corporation files with such provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

The Corporation will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Corporation at the following address: 4211 Yonge Street, Suite 300, Toronto, Ontario, Canada M2P 2A9.

I.    Subsidiary Information

Not Applicable.

ITEM 11.    Quantitative And Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Information about Market Risk

The Corporation holds no material financial instruments for trading purposes. Accordingly, the Corporation does not believe that there is any material market risk exposure with respect to derivative or other financial instruments which would require disclosure under this item.

ITEM 12.    Description Of Securities Other Than Equity Securities.

Not Applicable.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies.

The Corporation is not currently in a default or delinquent status.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

The Corporation has not made any material modifications to the rights of security holders.

ITEM 15.    Controls and Procedures.

(a)  Evaluation of Disclosure Controls and Procedures

As of a date within 90 days before the filing date of this Annual Report on Form 20-F, an evaluation was performed under the supervision and with the participation of our management including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Exchange Act Rules 13(a) – 14(c) and 15(d) – 14(c)). Based on that evaluation, the CEO and CFO have concluded that the disclosure controls and procedures relating to material information about the Corporation were adequate and effective.

(b)  Changes in Internal Controls

The CEO and CFO have indicated that there have been no significant changes in the internal controls or other factors that could significantly affect internal controls subsequent to the above-mentioned evaluation, nor were there any significant deficiencies or material weaknesses in the Corporation’s internal controls. Accordingly, no corrective actions were required or undertaken.

ITEM 16.    [RESERVED]

PART III

ITEM 17.    Financial Statements.

Not Applicable.

ITEM 18.    Financial Statements.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

IMI International Medical Innovations Inc.

We have audited the consolidated balance sheets of IMI International Medical Innovations Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 2002, the 11-month period ended December 31, 2001 and the year ended January 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002, the 11-month period ended December 31, 2001 and the year ended January 31, 2001 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2002.

Toronto, Canada,	/s/ Ernst & Young LLP
March 7, 2003.	Chartered Accountants

IMI International Medical Innovations Inc.

Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS

	As at December 31, 2002 $	As at December 31, 2001 $
ASSETS
Current
Cash and cash equivalents	150,451	593,379
Short-term investments	9,961,743	7,357,800
Prepaid expenses and other receivables	237,591	224,519
Investment tax credits receivable	271,000	211,000

Total current assets	10,620,785	8,386,698

Capital assets, net [note 3]	191,632	248,552
Acquired technology, net of amortization of $580,291 [December 31, 2001—$438,549] [note 4[d][i]]	566,966	708,708

	11,379,383	9,343,958

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	589,555	358,674
Advance collaboration funding	—	36,588

Total current liabilities	589,555	395,262

Deferred revenue [note 6[a][i]]	100,000	—

Total liabilities	689,555	395,262

Commitments [note 6]
Shareholders’ equity
Capital stock [note 4]	23,785,884	18,212,490
Warrants [notes 4[c] and note 6[b][iv]]	496,000	310,000
Deficit	(13,592,056)	(9,573,794)

Total shareholders’ equity	10,689,828	8,948,696

	11,379,383	9,343,958

See accompanying notes

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $	Year ended January 31, 2001 $
EXPENSES
Research and development	2,104,904	2,047,116	1,300,281
General and administration	2,141,207	1,500,434	1,077,028
Amortization	219,466	215,236	93,967

	4,465,577	3,762,786	2,471,276

RECOVERIES and OTHER INCOME
Investment tax credits [note 5]	189,908	131,000	115,239
Interest	257,407	386,580	522,832

	447,315	517,580	638,071

Net loss for the period	(4,018,262)	(3,245,206)	(1,833,205)
Deficit, beginning of period	(9,573,794)	(6,328,588)	(4,495,383)

Deficit, end of period	(13,592,056)	(9,573,794)	(6,328,588)

Basic and fully diluted loss per share	$(0.20)	$(0.17)	$(0.11)

Weighted average number of common shares outstanding	20,406,733	19,097,390	17,376,342

See accompanying notes

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $	Year ended January 31, 2001 $
OPERATING ACTIVITIES
Net loss for the period	(4,018,262)	(3,245,206)	(1,833,205)
Add items not involving cash Amortization	219,466	215,236	93,967
Stock compensation costs included in:
Research and development expense	81,905	—	—
General and administration expense	36,483	—	—
Loss on sale of capital asset	—	1,139	—

	(3,680,408)	(3,028,831)	(1,739,238)
Net change in non-cash working capital balances related to operations [note 7]	130,841	(209,865)	313,389

Cash used in operating activities	(3,549,567)	(3,238,696)	(1,425,849)

INVESTING ACTIVITIES
Short-term investments	(2,603,943)	642,836	(8,000,636)
Purchase of acquired technology [note 4[d][i]]	—	(381,507)	—
Purchase of capital assets	(20,804)	(275,492)	(53,649)
Proceeds on sale of capital asset	—	2,376	—

Cash used in investing activities	(2,624,747)	(11,787)	(8,054,285)

FINANCING ACTIVITIES
Issuance of capital stock, net	5,731,386	1,278,328	11,303,901

Cash provided by financing activities	5,731,386	1,278,328	11,303,901

Net increase (decrease) in cash and cash equivalents during the period	(442,928)	(1,972,155)	1,823,767
Cash and cash equivalents, beginning of period	593,379	2,565,534	741,767

Cash and cash equivalents, end of period	150,451	593,379	2,565,534

Represented by:
Cash	148,270	376,190	99,187
Cash equivalents	2,181	217,189	2,466,347

	150,451	593,379	2,565,534

See accompanying notes

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

[in Canadian dollars, unless otherwise noted]

1.     NATURE OF THE COMPANY AND BASIS OF PRESENTATION

IMI International Medical Innovations Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test used to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and other cancers. In addition, the Company has licensed a different marker for the detection of prostate cancer, has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

In December of 2001, the Company changed its fiscal year end from January 31 to December 31, therefore the consolidated statements of loss and deficit and the consolidated statements of cash flows present the 11-month period ended December 31, 2001.

2.     SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”] consistently applied within the framework of the accounting policies summarized below. With respect to the consolidated financial statements of the Company, the significant differences between Canadian and United States generally accepted accounting principles [“U.S. GAAP”] are described and reconciled in note 8.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated upon consolidation.

Revenue recognition

License revenue is recognized over the term of the related license.

Foreign currency translation

Foreign operations are considered integrated and are translated using the temporal method. Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate for the year except for amortization of assets, which is translated at the same exchange rates as the assets to which they relate. Exchange gains or losses are included in the determination of net income for the period.

Cash and cash equivalents

Cash equivalents comprise only highly liquid investments that are readily convertible to cash with maturities of less than 90 days when purchased. Cash equivalents at December 31, 2002 and 2001 were comprised of money market funds with average interest rates of 2.6%.

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

Short-term investments

Short-term investments are carried at the lower of cost and market. Short-term investments at December 31, 2002 and 2001 were comprised of bankers’ acceptances with interest rates of 2.8% and 3.9%, respectively. Short-term investments are comprised of highly liquid investments with maturity periods greater than 90 days but less than one year when purchased.

Capital assets

Capital assets are recorded at acquisition cost less accumulated amortization.

The Company provides for amortization on the declining balance basis at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

Acquired technology

Patents and technology acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, other receivables, and accounts payable and accrued liabilities are considered to approximate their respective fair value due to their short term nature.

Research and development and related investment tax credits

Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Advance collaboration funding, which is a reimbursement for specific expenditures, has been applied against research and development.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable. The amounts are recorded as follows:

•	for capital assets—as a reduction of the cost of the related asset; and

•	for operating expenses—as a recovery within the consolidated statement of loss and deficit.

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

Loss per share

Loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share. Therefore, stock options and warrants have been excluded from the calculation of diluted earnings per share. Consequently, there is no difference between basic loss per share and diluted loss per share.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Stock-based compensation

The Company has two stock-based compensation plans, which are described in notes 4[e] and [f]. On January 1, 2002, the Company adopted the recommendations in The Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3870, “Stock Based Compensation and Other Stock Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options and other equity instruments issued to non-employees be accounted for using the fair value method of accounting. In addition, it requires that direct awards of stock granted to employees also be accounted for using the fair value method. Section 3870 is effective for fiscal years beginning after January 1, 2002 and applies to stock awards issued after January 1, 2002. Consideration paid on the exercise of stock options and warrants is credited to share capital.

However, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted net loss per common share as if stock options granted to employees after January 1, 2002 had been determined based on the fair value method.

Shares issued to employees under the share purchase plan are accounted for as direct awards of stock [note 4[f]]. The Company has chosen not to account for all other stock-based awards issued to employees. Shares issued to employees on the exercise of options in exchange for non-recourse loans are accounted for as options.

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

Year ended December 31, 2002 $
Net loss as reported	(4,018,262)
Estimated stock-based compensations costs	(156,018)

Pro forma net loss	(4,174,280)

Pro forma basic and diluted net loss per common share	$(0.21)

3.    CAPITAL ASSETS

Capital assets consist of the following:

	December 31, 2002
	Cost $	Accumulated Amortization $	Net book Value $
Computer equipment	126,402	87,037	39,365
Furniture and equipment	55,802	34,719	21,083
Research instrumentation	284,312	159,944	124,368
Laboratory equipment	7,306	5,133	2,173
Leasehold improvements	8,705	4,062	4,643

	482,527	290,895	191,632

	December 31, 2001
	Cost $	Accumulated Amortization $	Net book Value $
Computer equipment	105,598	70,166	35,432
Furniture and equipment	55,802	29,448	26,354
Research instrumentation	284,312	106,646	177,666
Laboratory equipment	7,306	4,590	2,716
Leasehold improvements	8,705	2,321	6,384

	461,723	213,171	248,552

4.    CAPITAL STOCK

[a]	Authorized

The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

[b]	Issued and outstanding shares

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

	Number #	Stated Value $	Contributed surplus $	Total $
Common shares
Balance, January 31, 2000	14,745,349	5,559,202	71,054	5,630,256
Issued on conversion of Series I Preferred Shares	545,000	5	—	5
Issued under Special Warrants [note 4[c]]	3,157,895	11,134,901	—	11,134,901
Issued on exercise of warrants [note 4[d]]	180,000	150,000	—	150,000
Issued under share purchase plan [note 4[f]]	6,955	—	—	—
Issued on exercise of options [note 4[e]]	20,000	19,000	—	19,000

Balance, January 31, 2001	18,655,199	16,863,108	71,054	16,934,162
Issued on exercise of warrants [note 4[d]]	753,358	1,147,611	—	1,147,611
Issued under share purchase plan [note 4[f]]	12,087	—	—	—
Issued on exercise of options [note 4[e]]	144,750	130,717	—	130,717

Balance, December 31, 2001	19,565,394	18,141,436	71,054	18,212,490
Issued on exercise of warrants	4,202	25,000	—	25,000
Expiry of warrants	—	—	5,000	5,000
Issued pursuant to private placement [note 4[c]]	1,200,000	5,282,196	—	5,282,196
Issuance of stock options [note 4[e]]	—	—	43,234	43,234
Issued under share purchase plan [note 4[f]]	9,764	47,219	—	47,219
Issued on exercise of options [note 4[e]]	377,600	425,790	—	425,790

	21,156,960	23,921,641	119,288	24,040,929
Share purchase loans [note 4[d][i]]	(375,000)	(255,045)	—	(255,045)

Balance, December 31, 2002	20,781,960	23,666,596	119,288	23,785,884

[c]    Private Placements

[i]	Year ended December 31, 2002 transactions

During the year ended December 31, 2002, the Company issued by way of private placement, 1,200,000 common shares at a price of $5.00 per common share for gross proceeds of $6,000,000 less issue costs of $529,405 [net $5,470,595].

In connection with this offering, the Company granted to the agent compensation warrants to purchase up to 120,000 common shares at an exercise price of $5.50 per share, exercisable at any time on or before April 2, 2003. The fair value of the warrants at the date of grant was estimated as $188,400, using the Black-Scholes pricing model. The assumptions used to calculate the fair value of the warrants are as follows: expected volatility of 49%, risk-free interest rate of 3.42%, and expected warrant life of 1 year. At December 31, 2002, the 120,000 compensation warrants remain outstanding.

[ii]	Year ended January 31, 2001 transactions

During the year ended January 31, 2001, the Company issued, by way of private placement, 3,157,895 Special Warrants at a price of $3.80 per Special Warrant for gross proceeds of $12,000,000 less issue costs of $865,099 [net of $11,134,901]. Each Special Warrant entitled the holder thereof to acquire one common share and one-half common share purchase warrant. Each common share purchase warrant entitled the

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

holder to acquire one common share at a price of $4.50 per share and expired on May 30, 2001. The agent and sub-agent were granted compensation options to purchase up to an aggregate of 315,790 common shares under the same terms as the common share purchase warrants. All Special Warrants were exercised during the year ended January 31, 2001 and no common share warrants or compensation options remain outstanding.

[d]    Warrants

[i]	Year ended December 31, 2002 transactions

During the year ended December 31, 2002, the Company issued 10,000 warrants, pursuant to a research collaboration agreement dated October 31, 2000, at an estimated fair value of $2,600. Under the terms of the agreement, the Company granted warrants to purchase up to 50,000 common shares at an exercise price of $4.50, such warrants to be issued in annual increments of 10,000 warrants exercisable immediately and expiring in one year. During each of the 11-month period ended December 31, 2001 and the year ended January 31, 2001 the Company issued 10,000 of these warrants, which expired unexercised on October 31, 2002 and October 31, 2001, respectively.

For purpose of valuation, the Company has applied the Black-Scholes pricing model to determine the estimated fair value of the warrants. The approximate assumptions used to calculate the fair value of the warrants are as follows: expected volatility of 62%, risk-free interest rate of 2.96%, and expected warrant life of 1 year.

The Company provided loans to two executive officers of the Company during the year ended December 31, 2002, totaling $165,000, one executive officer during the 11-month period ended December 31, 2001 [$60,030] and two executive officers during the year ended January 31, 1999 [$30,015] in order to exercise options and warrants. The balance of these loans at December 31, 2002 was $255,045 [December 31, 2001 - $90,045]. Of the $165,000 in loans issued in 2002, $120,000 is specifically collateralized by 180,000 shares of the Company. The fair value of this collateral as at December 31, 2002 was $540,000. All loans issued in 2002 and 2001 bear interest at 5%. As at December 31, 2002, in accordance with the CICA’s Emerging Issues Committee Abstract 132, the amount of all loans outstanding has been deducted from share capital until such time as the loans are repaid.

[ii]	11-month period ended December 31, 2001 transactions

During the 11-month period ended December 31, 2001, pursuant to a license agreement, the Company granted warrants to purchase up to 75,000 common shares at an exercise price of $4.50 which have an estimated fair value of $108,000. The warrants are exercisable as follows: [i] 37,500 common shares at any time after March 2002 and prior to March 2004, and [ii] 37,500 common shares at any time after March 2003 and prior to March 2004. Pursuant to another license agreement, the Company granted warrants to purchase up to 100,000 common shares at exercise prices from $3.50 to $4.50, which have an estimated fair value of $197,000, and expire in 2006. The fair values have been estimated using the Black-Scholes pricing model.

The technologies acquired through these license agreements relate to the ColorectAlert™ License Agreement and to the Procyon License Agreement [note 6[b]]. Total consideration paid for these

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

technologies was $686,507, of which $381,507 was paid in cash and the balance in warrants, with an estimated fair value of $305,000.

During the 11-month period ended December 31, 2001, 753,358 common shares were issued for total proceeds of $1,147,611 in connection with options granted during the years ended January 31, 2001 and 2000 to the agent of the Company’s private placements and holders of the purchase warrants.

[iii] Year	ended January 31, 2001 transactions

During the year ended January 31, 2001, 180,000 common shares were issued for total proceeds of $150,000 in connection with options granted during fiscal 2000 to the agent of the Company’s private placements and holders of the purchase warrants and in connection with options granted during fiscal 1998 pursuant to a fiscal advisory agreement.

[e]    Options

Prior to May 1, 1998, the Company granted options to its employees, directors and consultants under a stock option plan, of which 270,000 of these options remain outstanding as at December 31, 2002. Under the new 1998 Stock Option Plan, the Company may issue options for up to 3,000,000 common shares. As at December 31, 2002, 1,710,850 options had been issued, of which 1,528,500 remain outstanding, under this Plan and the remaining 1,289,150 are eligible to be issued. The exercise price of each option granted may not be less than the market price of the Company’s stock at the time of the grant and no option may have a term exceeding 10 years.

Some options vest over a fixed term and others vest based on performance upon the achievement of certain milestones. A summary of the status of the two types of options are presented below:

Fixed stock options

Fixed stock options vest on an annual basis over a period of up to 5 years. A summary of the status of fixed stock options as at December 31, 2002, December 31, 2001 and January 31, 2001 and changes during the years and 11-month period ended on those dates is presented below.

	December 31, 2002		December 31, 2001		January 31, 2001
	Number of Shares #	Weighted average exercise Price $	Number of Shares #	Weighted average exercise Price $	Number of Shares #	Weighted average exercise Price $
Outstanding, beginning of period	981,750	2.43	829,000	1.70	613,000	1.16
Granted	714,000	3.59	308,750	3.71	414,000	3.30
Exercised	(377,600)	1.13	(144,750)	0.90	(20,000)	0.95
Expired or forfeited	(7,400)	2.02	(11,250)	3.65	(178,000)	3.63

Outstanding, end of period	1,310,750	3.44	981,750	2.43	829,000	1.70

Options exercisable at period end	764,350		829,400		649,672

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of exercise prices $	Number outstanding #	Weighted average remaining life [in years]	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
2.15 – 2.86	536,000	3.60	2.68	340,000	2.62
3.00 – 3.80	301,250	2.74	3.52	241,550	3.54
4.00 – 4.74	453,500	3.57	4.17	182,800	4.39
6.05 – 6.05	201,000	4.43	6.05	—	—

	1,310,750			764,350

Performance stock options

Performance stock options vest immediately upon the achievement of certain milestones as determined by the board of directors at the time of issuance. The performance stock option milestones include criteria measured by product related goals and corporate goals. Product related goals include: product development, completion of clinical trials, regulatory submissions, regulatory approvals, signing of marketing partners and commercial launch of the Company’s products. The corporate goals include: successful investor and public relations activities related to media publications and investor analyst coverage, as well as financial goals including completion of financings and government grants.

A summary of the status of performance stock options as at December 31, 2002, December 31, 2001 and January 31, 2001 and changes during the years and 11-month period ended on those dates, is presented below:

	December 31, 2002		December 31, 2001		January 31, 2001
	Number of shares #	Weighted average exercise price $	Number of shares #	Weighted Average exercise price $	Number of shares #	Weighted average exercise price $
Outstanding, beginning of period	615,250	1.26	560,000	0.99	495,000	0.70
Granted	85,500	3.91	70,250	3.74	80,000	2.88
Expired or forfeited	(213,000)	0.72	(15,000)	3.65	(15,000)	1.50

Outstanding, end of period	487,750	1.96	615,250	1.26	560,000	0.99

Options exercisable at period end	368,075		133,375		39,250

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of exercise Prices $	Number outstanding #	Weighted average remaining life [in years]	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.67 – 0.75	270,000	0.67	0.69	270,000	0.69
2.50 – 3.55	82,750	3.29	2.72	45,975	2.65
4.00 – 4.30	135,000	3.77	4.04	52,100	4.08

	487,750			368,075

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

[f]    Employee share purchase plan

As a result of ongoing interest by its employees and directors to purchase shares of the Company, the Company implemented a share purchase plan effective March 22, 1999 as amended. Pursuant to the terms of the plan, the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares, up to a maximum value of the lesser of $6,750 or 9% of the employee’s annual salary. The maximum number of common shares which may be issued by the Company pursuant to the purchase plan is 350,000. Under the plan, the Company issued 9,764 common shares to employees and directors during the year ended December 31, 2002 and 12,087 and 6,955 shares during the 11-month period ended December 31, 2001 and the year ended January 31, 2001, respectively.

5.    INCOME TAXES

[a]    Significant components of the Company’s future tax assets and liabilities are as follows:

	December 31, 2002 $	December 31, 2001 $
Future tax assets
Federal loss carryforwards	1,531,630	895,093
Ontario loss carryforwards	633,732	502,667
Financing and share issue costs	242,624	218,231
SR&ED expenditures	1,365,816	1,190,912
Capital assets	9,674	—

Future tax assets before valuation allowance	3,783,476	2,806,903
Valuation allowance	(3,783,476)	(2,803,847)

Future tax assets	—	3,056

Future tax liabilities
Capital assets	—	3,056

Future tax liabilities	—	3,056

Net future tax assets (liabilities)	—	—

No net future tax assets have been recognized in the consolidated financial statements as the realization of the net future tax assets does not meet the more likely than not recognition criteria.

[b]    The Company has Federal non-capital losses as at December 31, 2002 which are available to reduce future years’ taxable income. The potential income tax benefits associated with these losses have not been recorded in the accounts. The approximate amounts and expiry dates of these non-capital loss carryforwards are as follows:

$
2005	351,000
2006	832,000
2007	1,062,000
2008	2,099,000
2009	2,580,000

6,924,000

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

The Company also has available Ontario tax loss carryforwards of approximately $7,922,000 which begin to expire in 2004.

[c]    The Company has available research and development expenditures for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. The total of such expenditures accumulated to December 31, 2002 is approximately $4,400,000. The potential income tax benefits associated with these expenditures have not been recorded in the accounts.

6.    COMMITMENTS

[a]	Commercialization agreements

[i]	On May 10, 2002 the Company entered into an agreement with McNeil Consumer Healthcare [“McNeil”] to market and distribute the Company’s test for coronary artery disease in Canada. Pursuant to an amendment to this agreement, dated December 20, 2002, and upon payment to the Company of $100,000, McNeil exercised an option to expand its marketing rights in Canada to include the laboratory field and to extend the territory for the insurance laboratory field to include the United States and Mexico. The amended agreement provides McNeil with exclusive rights, in these fields and in this territory, to the professional skin cholesterol test system and the future version for consumer use, both of which will be jointly developed by McNeil and the Company. The term of the agreement is fifteen years and requires McNeil to purchase the Company’s skin cholesterol test and to pay ongoing royalties to the Company on sales, in addition to a series of financial milestone payments of up to $3,300,000, which will be based on McNeil’s achievement of specified annual sales levels of the licensed products. The Company may terminate this agreement if certain minimum levels of sales are not met. Since all future royalties and milestone payments under this agreement are based on sales by McNeil, which sales have not commenced, the Company is unable at this time to estimate the aggregate future payments that could be received under this agreement.

[b]	Research and collaboration agreements

The Company has acquired or is developing in collaboration with others a number of technologies which will require the Company to make payments upon the successful achievement of certain technological milestones. Additionally, in connection with the development of the technologies, the Company has entered into research agreements whereby a minimum fee will be paid for research and development to be carried out by other parties. The Company is committed, upon the successful achievement of future operating performance milestones, to make further payments of approximately $1,065,000 and to issue up to 20,000 purchase warrants at an exercise price of $4.50 [note 4[d]] to these parties.

[i]

Pursuant to agreements [the “ColorectAlertTM License Agreements”] dated March 27, 1998, May 1, 1998 and October 23, 2001 between the Company and Dr. A.K.M. Shamsuddin [“ColorectAlert Inventor”], the Company acquired a license, including the three existing United States and Japanese patents, for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions [“ColorectAlertTM”]. Pursuant to the terms of the agreements, the Company is required to make payments upon achieving certain research and development milestones as well as royalty payments based on revenues from sales of this technology. As at December 31, 2002, the Company has made milestone payments under the ColorectAlertTM Licence Agreements of approximately $328,000. Future milestone payments, upon completion of

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

specific milestones, could amount to as much as $165,000. In addition, the Company granted warrants to purchase up to 100,000 common shares at exercise prices from $3.50 to $4.50 per share to the ColorectAlertTM Inventor. The agreements do not provide for a fixed termination date, and may only be terminated by the parties in the event of a material breach by the other party. See note 4[d][i].

[ii]	On June 19, 2001, the Company entered into an exclusive agreement with Diagnostic Chemicals Limited [“DCL”] to manufacture and supply the Company with Cholesterol 1,2,3TM test kits for the U.S. and Canada. The term of the DCL agreement is five years unless earlier terminated by either party upon the material breach by the other party or by the Company within one hundred and eighty days notice or by DCL within twelve months notice.

[iii]	The Company entered into an agreement with Procyon Biopharma Inc. [“Procyon”] dated March 19, 2001, as amended [the “Procyon License Agreement”], whereby the Company has the right to complete the development, clinical trials, and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPathTM technology exclusively on a global basis. Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by the Company. Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucous-based colorectal cancer tests. As at December 31, 2002 the Company has made milestone payments under the Procyon License Agreement of $125,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $225,000. The Procyon License Agreement does not have a fixed termination date, and it may be terminated upon written agreement of the parties, or by December 31, 2003, if the Company has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlertTM or ColoPathTM or met minimum levels of sales of these products. In addition, the Company granted to Procyon warrants to purchase up to 75,000 common shares at an exercise price of $4.50 per share in connection with this agreement. See note 4[d][i].

[iv]	The Company has a research alliance with McMaster University [“McMaster”]. This research service agreement, dated October 31, 2000, requires the Company to provide research and development funding to McMaster, in an amount of $120,000 per year in support of the development of gene-based cancer products. The Company also has the right under this agreement for the use of laboratory facilities at McMaster. As at December 31, 2002, the Company has paid $270,000 to McMaster under this agreement. The Company has granted or will grant warrants to purchase up to 10,000 shares per year, at an exercise price of $4.50 per share, to McMaster under this agreement. This agreement has a termination date of October 31, 2005, and may be terminated earlier by the Company upon six months notice.

[v]

The Company entered into an agreement with Dr. S. Hakky dated August 30, 2000, as amended [the “Hakky License Agreement”], whereby the Company assumes responsibility for the development, clinical trials, and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute this technology exclusively on a worldwide basis. Pursuant to the terms of the Hakky License Agreement, all new patents will be owned by the Company. Dr. Hakky is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of the prostate cancer test. As at December 31, 2002, the Company has made milestone payments under the Hakky License Agreement of approximately $52,725. Future milestone payments, upon completion of certain

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

milestones, could amount to as much as $135,000. The Hakky License Agreement does not have a fixed termination date, and may be terminated by either party upon mutual agreement.

[vi]	On January 20, 2000, the Company entered into an agreement with Parke-Davis, then a division of Warner-Lambert Company and which is now a division of Pfizer. Under the terms of the agreement, Parke-Davis will use the Company’s Cholesterol 1,2,3TM test systems to monitor the effects of its new investigational drug directed at the treatment of cardiovascular disease. This international Phase II clinical trial is being financed by Parke-Davis.

[vii]	On May 10, 1999 the Company entered into an agreement with X-Rite, Incorporated [“X-Rite”] to develop and supply the Company with a hand-held instrument and related software for Cholesterol 1,2,3TM, for use in a professional setting. Pursuant to the terms of the X-Rite Agreement, the Company has agreed to purchase all of the Company’s worldwide requirements for colour measuring devices and related software for use by the Company in marketing and selling Cholesterol 1,2,3TM Systems in point-of-care applications in a professional setting from X-Rite. The term of the X-Rite Agreement is six years unless earlier terminated by either party upon the material breach by the other party or, at the option of X-Rite, if a certain minimum number of X-Rite instruments are not purchased. Further, under specific conditions, the Company may be required to make certain payments to X-Rite if less than a minimum number of X-Rite instruments have been purchased by the Company during a specified period following FDA clearance of Cholesterol 1,2,3TM. As at December 31, 2002, other than for purchases of X-Rite instruments in the ordinary course of business, the Company has not made any such payments to X-Rite.

[c] Operating	leases

The Company has future minimum annual lease payments under operating leases for its office premises as follows:

$
2003	75,000
2004	78,000
2005	31,000

184,000

7.    CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances related to operations comprise:

	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $	Year ended January 31, 2001 $
Prepaid expenses and other receivables	(103,452)	(66,935)	(84,470)
Investment tax credits receivable	(60,000)	(131,000)	252,000
Accounts payable and accrued liabilities	230,881	7,070	90,271
Advance collaboration funding	(36,588)	(19,000)	55,588
Deferred revenue	100,000	—	—

	130,841	(209,865)	313,389

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

Excluded from the consolidated statement of cash flows for the year ended December 31, 2002 is the issuance of compensation options issued in connection with the private placement of shares of $188,400, the issuance of shares for consideration of share purchase loans of $165,000 as described in note 4 [d][i] and the issuance of warrants paid as consideration for services of $2,600 as described in notes 4[c] and 4[d][i].

For the period ended December 31, 2001 excluded is the issuance of warrants paid as consideration in acquiring certain acquired technology of $305,000 and services of $5,000.

Included in accounts payable and accrued liabilities for the year ended January 31, 2001 is a capital asset acquisition of $84,782 which has not been included in the consolidated statements of cash flows. This amount has been presented as a purchase of capital assets during the 11-month period ended December 31, 2001.

8.	RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:

If U.S. GAAP were followed, the effects on the consolidated statements of loss would be as follows:

	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $	Year ended January 31, 2001 $
	[Canadian dollars]
Net loss for the year [Canadian GAAP]	(4,018,262)	(3,245,206)	(1,833,205)
Adjustments
Amortization of acquired technology [a]	141,742	126,138	37,085
Acquired technology expense [a]	—	(686,507)	—
Fixed stock options granted to employees [b]	(5,625)	(7,500)	(7,500)
Fixed stock options granted to non-employees [c]	(57,521)	(48,923)	(53,122)
Performance stock options [d]	(931,474)	(254,838)	(3,564,540)
Share purchase plan [e]	—	(45,744)	(29,472)

Net loss and comprehensive loss for the period
[U.S. GAAP] [f]	(4,871,140)	(4,162,580)	(5,450,754)

Basic and fully diluted loss per share
[U.S. GAAP]	$(0.24)	$(0.22)	$(0.31)

Weighted average number of shares outstanding
Basic and diluted	20,406,733	19,097,390	17,376,342

Excluded from the diluted weighted average number of shares outstanding are
Employee stock options	—	533,982	478,031
Warrants	—	4,188	—

Basic loss per share is determined using the weighted average number of shares outstanding during the periods. As a result of the net losses for the year ended December 31, 2002, the period ended December 31, 2001

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

and year ended January 31, 2001, the potential dilutive effect of the exercise of stock options and warrants was anti-dilutive, therefore have not been included in the calculation of fully diluted loss per share.

Consolidated balance sheet items, which would vary under U.S. GAAP, are as follows:

	December 31, 2002 $	December 31, 2001 $	January 31, 2001 $
	[Canadian dollars]
ASSETS
Acquired technology, net [a]	—	—	—
	10,812,417	8,635,250	10,949,209

SHAREHOLDERS’ EQUITY
Share capital	28,399,039	22,850,029	21,521,457
Additional paid-in capital	1,705,634	724,250	423,812
Warrants	496,000	310,000	—
Deferred compensation	(65,091)	(102,711)	(109,033)
Deficit accumulated during the development stage	(20,412,720)	(15,541,580)	(11,379,000)

	10,122,862	8,239,988	10,457,236

If U.S. GAAP were followed, the effects on the consolidated statements of cash flows would be as follows:

	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $	Year ended January 31, 2001 $
	[Canadian dollars]
OPERATING ACTIVITIES
Balance under Canadian GAAP	(3,549,567)	(3,238,696)	(1,425,849)
Acquired technology	—	(381,507)	—

Balance under U.S. GAAP	(3,549,567)	(3,620,203)	(1,425,849)

INVESTING ACTIVITIES
Balance under Canadian GAAP	(2,624,747)	(11,787)	(8,054,285)
Acquired technology	—	381,507	—

Balance under U.S. GAAP	(2,624,747)	369,720	(8,054,285)

FINANCING ACTIVITIES

Balances under Canadian GAAP of $5,731,386 for the year ended December 31, 2002, $1,278,328 for the 11-month period ended December 31, 2001 and $11,303,901 for the year ended January 31, 2001 remain unchanged for U.S. GAAP purposes.

Since inception, the Company has not had significant revenue from operations. Accordingly, under Statement of Financial Accounting Standard [“FAS”] No. 7, “Accounting and Reporting by Development Stage Enterprise” [“FAS 7”], the Company is considered to be a development stage enterprise under U.S. GAAP. FAS 7 requires development stage enterprises to disclose additional financial statement information, which is presented in note 8[h].

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

In accordance with Section 3870 of the CICA Handbook, under Canadian GAAP, stock options and warrants awarded to non-employees in 2002 are accounted for using the fair value method. Under U.S. GAAP, the method of accounting for stock options is dependent upon who the option is issued to and whether the option is fixed or based on certain performance criteria. The Company follows Accounting Principles Board Opinion [“APB”] No. 25, “Accounting for Stock Issued to Employees” [“APB 25”] for awards issued to employees and FAS No. 123, “Accounting for Stock Based Compensation” [“FAS 123”] for awards issued to non-employees. Accounting differences under Canadian GAAP and U.S. GAAP for stock options are described below.

[a]	Acquired technology

Under U.S. GAAP, the Company’s acquired technology, which is primarily comprised of patents and know-how which require regulatory approval to be commercialized and which has no proven alternative future uses, is considered in-process research and development and is immediately expensed upon acquisition in accordance with FAS No. 2, “Accounting for Research and Development Costs”. The Company’s acquired technology does not have an alternative future use given its specialized nature and limited alternative use. Under Canadian GAAP, the acquired technology is considered to be a development asset which is capitalized and amortized over its expected useful life.

[b]	Fixed stock options granted to employees

APB 25 requires the Company to recognize compensation expense relating to the intrinsic value of the options when the market price of the underlying stock is greater than the exercise price of the Company’s employee stock options on the grant date. Under Canadian GAAP, in accordance with Section 3870, the Company is not required to record compensation expense for stock options granted to employees.

[c]	Fixed stock options granted to non-employees

During the course of developing the Company’s products, stock options were granted to consultants, researchers and advisors who are classified as non-employees. Stock options issued to non-employees are accounted for at fair value under the provisions of FAS 123. For options granted on or after January 1, 2002, this treatment is consistent with the provisions of Section 3870. However, a Canadian-U.S. GAAP difference still arises on the amortization of fixed options granted to non-employees prior to January 1, 2002 as no compensation is recorded under Canadian GAAP for stock options granted to non-employees prior to January 1, 2002.

Fair value is determined using the Black-Scholes pricing mode, using assumptions as disclosed in note 8[g].

[d]	Performance stock options

The Company granted performance stock options to employees that vest upon the achievement of certain milestones. In accordance with APB 25, such stock options are accounted for using the variable method of accounting until the performance milestone is achieved. Under variable accounting, if it is likely that the milestone will be met, compensation associated is recalculated at each reporting date based on the current intrinsic value and amortized over the remaining vesting period. However, a Canadian-U.S. GAAP

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

difference still arises on the amortization of performance options granted to non-employees prior to January 1, 2002 as no compensation is recorded under Canadian GAAP for stock options granted to non-employees prior to January 1, 2002.

During the year ended January 31, 1999, the Company cancelled 1,104,000 performance stock options and issued 1,104,000 Series 1 Preferred Shares [“Preferred Shares”]. The Preferred Shares, which were issued to the same employees who held the options, are convertible into common shares of the Company under terms which were consistent with the original options. For U.S. GAAP accounting purposes, the Company has accounted for these Preferred Shares as performance stock options.

[e]	Share purchase plan

As discussed in note 4[e], effective March 22, 1999, the Company implemented a share purchase plan whereby the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares. For purposes of U.S. GAAP, the fair value of common shares issued from treasury under the share purchase plan, as determined by the quoted market price, have been recorded as compensation expense. Under Canadian GAAP, the fair value of shares issued under the share purchase plan on or after January 1, 2002, has been recorded as compensation expense as they represent direct awards of stock.

[f]	Comprehensive income

FAS 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period. For the periods presented, the Company did not have any material transaction that would otherwise have had an impact on comprehensive income. As such, loss for the period under U.S. GAAP is consistent with comprehensive income.

[g]	FAS 123 pro forma disclosures

FAS 123 requires pro forma disclosures of net loss and loss per share, as if the fair value based method, as opposed to the intrinsic value based method, of accounting for employee stock options had been applied.

The following table presents the Company’s net loss and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model:

	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $	Year ended January 31, 2001 $
	[Canadian dollars]
Net loss for the period
U.S GAAP—Reported	(4,871,140)	(4,162,580)	(5,450,754)
Adjustment for FAS 123	(439,608)	(284,321)	(172,450)

Net loss under U.S. GAAP—Pro forma	(5,310,748)	(4,446,901)	(5,623,204)

Basic and fully diluted loss per share [U.S. GAAP]
Reported	$(0.24)	$(0.22)	$(0.31)
Pro forma	$(0.26)	$(0.23)	$(0.32)

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes pricing model are approximately as follows:

	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $	Year ended January 31, 2001 $
Expected volatility	55.5%	59.1%	62.3%
Risk-free interest rate	4.56%	5.14%	6.19%
Expected option life	5 years	5 years	5 years

Dividend yield assumption used for all periods presented was nil.

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

[h]	Development stage disclosures

FAS 7 requires development stage companies to disclose, in addition to the same basic financial statements as presented in these consolidated financial statements, the following additional information disclosures are required:

[i]	Consolidated statement of loss

Cumulative from inception November 9, 1992 $
[Canadian dollars]
Expenses
Research and development	8,675,741
General and administration	6,696,463
Acquired technology	1,147,257
Stock option compensation	6,372,086
Amortization	306,444

23,197,991

Recoveries And Other Income
Investment tax credits	1,447,710
Interest	1,273,741
Government grants	63,820

2,785,271

Cumulative net loss from inception	(20,412,720)

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

[ii]	Consolidated statement of cash flows:

Cumulative from inception November 9, 1992 $
[Canadian dollars]
Cash used in operating activities	(12,499,727)
Cash used in investing activities	(11,296,098)
Cash provided by financing activities	23,946,276

Cumulative increase in cash and cash equivalents from inception	150,451

[iii]	The following represents the Company’s cumulative statement of shareholders’ equity determined in accordance with U.S. GAAP equity from inception:

	Series I Preferred stock		Common stock		Additional paid-in capital $	Warrants $	Deferred compensation $	Deficit incurred in the development stage $	Total $
	# [000’s]	$	# [000’s]	$
Balance, November 2,1992	—	—	—	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	—	—	(374,703)	(374,703)
Issued for cash	—	—	6,420	255,004	—	—	—	—	255,004

Balance, January 31, 1994	—	—	6,420	255,004	—	—	—	(374,703)	(119,699)
Net loss for the period	—	—	—	—	—	—	—	(174,296)	(174,296)
Issued to extinguish a liability	—	—	720	240,000	—	—	—	—	240,000
Redemption	—	—	(2,337)	(130,695)	71,054	—	—	—	(59,641)

Balance, January 31, 1995	—	—	4,803	364,309	71,054	—	—	(548,999)	(113,636)
Net loss for the period	—	—	—	—	—	—	—	(325,193)	(325,193)
Issued for cash	—	—	528	264,000	—	—	—	—	264,000
Issued on exercise of warrants	—	—	450	150,000	—	—	—	—	150,000
Issued for services	—	—	90	45,000	—	—	—	—	45,000
Issuance of stock options	—	—	—	—	2,420	—	(2,420)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	202	—	202

Balance, January 31, 1996	—	—	5,871	823,309	73,474	—	(2,218)	(874,192)	20,373
Net loss for the period	—	—	—	—	—	—	—	(497,576)	(497,576)
Issued for cash	—	—	839	559,500	—	—	—	—	559,500
Issued on exercise of warrants	—	—	300	100,000	—	—	—	—	100,000
Issued for services	—	—	30	15,000	—	—	—	—	15,000
Issuance of stock options	—	—	—	—	23,736	—	(23,736)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	3,217	—	3,217

Balance, January 31, 1997	—	—	7,040	1,497,809	97,210	—	(22,737)	(1,371,768)	200,514

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

	Series I Preferred stock		Common stock		Additional paid-in capital $	Warrants $	Deferred compensation $	Deficit incurred in the development stage $	Total $
	# [000’s]	$	# [000’s]	$
Net loss for the period	—	—	—	—	—	—	—	(809,216)	(809,216)
Issued on exercise of warrants	—	—	502	205,000	—	—	—	—	205,000
Issued on conversion of debenture	—	—	2,000	500,000	—	—	—	—	500,000
Issued for cash	—	—	2,267	1,478,942	—	—	—	—	1,478,942
Issued for exercise of options	—	—	72	54,000	(53,880)	—	—	—	120
Issuance of stock options	—	—	—	—	53,880	—	(53,880)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	65,144	—	65,144

Balance, January 31, 1998	—	—	11,881	3,735,751	97,210	—	(11,473)	(2,180,984)	1,640,504
Net loss for the period	—	—	—	—	—	—	—	(1,331,199)	(1,331,199)
Issued on exercise of warrants	—	—	269	179,001	—	—	—	—	179,001
Issued on purchase of technology	—	—	134	235,000	—	—	—	—	235,000
Issued for cash	1,104	11	—	—	—	—	—		11
Issued on exercise of options	—	—	132	78,480	(1,440)	—	—	—	77,040
Issuance of stock options	—	—	—	—	47,460	—	(47,460)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	48,905	—	48,905

Balance, January 31, 1999	1,104	11	12,416	4,228,232	143,230	—	(10,028)	(3,512,183)	849,262
Net loss for the period	—	—	—	—	—	—	—	(2,416,063)	(2,416,063)
Conversion of Series I Preferred Shares	(559)	(6)	—	—	—	—	—	—	(6)
Issued on conversion of Series I
Preferred shares	—	—	559	932,436	—	—	(932,430)	—	6
Issued under Special Warrants	—	—	1,200	1,034,159	—	—	—	—	1,034,159
Issued on exercise of warrants	—	—	342	256,500	—	—	—	—	256,500
Issued under share purchase plan [note 4[e]]	—	—	56	112,059	—	—	—	—	112,059
Issued on exercise of option	—	—	172	119,853	(24,228)	—	—	—	95,625
Issuance of stock option	—	—	—	—	117,600	—	(117,600)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	1,017,913	—	1,017,913

Balance, January 31, 2000	545	5	14,745	6,683,239	236,602	—	(42,145)	(5,928,246)	949,455

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

	Series I Preferred stock		Common stock		Additional paid-in capital $	Warrants $	Deferred compensation $	Deficit incurred in the development stage $	Total $
	# [000’s]	$	# [000’s]	$
Net loss for the period	—	—	—	—	—	—	—	(5,450,754)	(5,450,754)
Conversion of Series I Preferred Shares	(545)	(5)	—	—	—	—	—	—	(5)
Issued on conversion of Series I Preferred shares	—	—	545	3,504,845	—	—	(3,504,840)	—	5
Issued under Special Warrants [note 4[c]]	—	—	3,158	11,134,901	—	—	—	—	11,134,901
Issued on exercise of warrants [note 4[d]]	—	—	180	150,000	—	—	—	—	150,000
Issued under share purchase plan [note 4[e]]	—	—	7	29,472	—	—	—	—	29,472
Issued on exercise of options [note 4[e]]	—	—	20	19,000	—	—	—	—	19,000
Issuance of stock options	—	—	—	—	187,210	—	(187,210)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	3,625,162	—	3,625,162

Balance, January 31, 2001	—	—	18,655	21,521,457	423,812	—	(109,033)	(11,379,000)	10,457,236
Net loss for the period	—	—	—	—	—	—	—	(4,162,580)	(4,162,580)
Issued on exercise of warrants [note 4[d]]	—	—	753	1,147,611	—	—	—	—	1,147,611
Issued under share purchase plan [note 4[e]]	—	—	12	45,744	—	—	—	—	45,744
Issued on exercise of options [note 4[e]]	—	—	145	135,217	(4,500)	—	—	—	130,717
Issued on purchase of technology [note 4[d][i]]	—	—	—	—	—	305,000	—	—	305,000
Issued for services [note 4[d][i]]	—	—	—	—	—	5,000	—	—	5,000
Issuance of stock options	—	—	—	—	304,938	—	(304,938)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	311,260	—	311,260

Balance, December 31, 2001	—	—	19,565	22,850,029	724,250	310,000	(102,711)	(15,541,580)	8,239,988
Net loss for the period	—	—	—	—	—	—	—	(4,871,140)	(4,871,140)
Issued on exercise of warrants [note 4[d]]	—	—	4	25,000	—	—	—	—	25,000
Issued under share purchase plan [note 4[e]]	—	—	10	47,219	—	—	—	—	47,219
Issued pursuant to private placement [note 4[c]]	—	—	1,200	5,282,196	—	188,400	—	—	5,470,596
Issued on exercise of options [note 4[e]]	—	—	378	449,640	(23,850)	—	—	—	425,790
Issued for services [note 4[d][i]]	—	—	—	—	—	(2,400)	—	—	(2,400)
Issuance of stock options	—	—	—	—	1,005,234	—	(68,760)	—	936,474
Share purchase loans	—	—	(375)	(255,045)	—	—	—	—	(255,045)
Amortization of deferred compensation	—	—	—	—	—	—	106,380	—	106,380

Balance, December 31, 2002	—	—	20,782	28,399,039	1,705,634	496,000	(65,091)	(20,412,720)	10,122,862

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

Since the Company’s inception on November 2, 1992 up until the year ended January 31, 1994, in lieu of repaying liabilities of $255,004, the Company issued 6,420,000 common shares. The shares were issued to the original founder of the Company.

During the year ended January 31, 1995, the Company issued 720,000 common shares for aggregate cash proceeds of $240,000 and redeemed 2,337,000 common shares for total cash consideration of $59,641. The paid up capital amount of the shares redeemed was $130,695, thus resulting in a contributed surplus of $71,054.

During the year ended January 31, 1996, the Company issued in total 1,068,000 common shares. Of the total issuance, 528,000 of these common shares were issued for cash consideration of $264,000 and 90,000 were issued for management services. The fair value of the services received was approximately $45,000 and has been expensed. In addition to the above issuance, the Company also issued 450,000 common shares upon the exercise of warrants at an exercise price of $0.33 per warrant for total proceeds of $150,000.

During the year ended January 31, 1997, the Company issued in total 1,169,250 common shares. Of the total issuance, 839,250 were issued for cash consideration of $559,500 and 30,000 were issued for management services. The fair value of the services received was approximately $15,000 and has been expensed. During this period, the Company also issued 300,000 common shares for total proceeds of $100,000 in connection with warrants exercised. The exercise price of the warrants was $0.33 per warrant.

During the year ended January 31, 1998, in June 1997, in connection with discussions to initiate a public offering of its common shares, the Company obtained bridge financing in the form of a $500,000 convertible debenture. Subsequently, on October 31, 1997 upon closing of the initial public offering, the debenture was converted into 2,000,000 common shares of the Company. On October 31, 1997, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 2,266,667 common shares for net proceeds of $1,478,942 after deducting agents’ commissions, fees and other costs associated with the offering totaling $221,059. The Company also granted the agent of the initial public offering options to purchase an additional 342,000 common shares at a price of $0.75 per share. In addition, during the year, 72,000 options were exercised at a price of $0.00167 and 360,000 options expired upon termination of employment. In connection with the Company’s warrants, 502,000 common shares were issued for total proceeds of $205,000 at an average exercise price of $0.41 per warrant.

During the year ended January 31, 1999, 268,372 warrants were exercised at a price of $0.667 and 128,750 warrants expired. Pursuant to the exercise of 45,000 of these warrants, share purchase demand loans of $30,015 were made to two executive officers of the Company, bear interest at 5% per annum and are collateralized by 45,000 common shares. The Company also issued 132,000 shares related to the exercise of stock options at an average exercise price of $0.58. In addition during the year, the Company created Series I Preferred Shares which are non-voting, carry no dividend rights, are convertible at the holder’s option prior to October 31, 2002 on a one for one basis into common shares upon achievement of certain predetermined corporate milestones and are redeemable by the Company after October 31, 2002 for $0.00001 per share. The Company issued 1,104,000 Series I Preferred Shares in replacement of stock options with the same rights and privileges. The Company has considered these Series I Preferred Shares as equivalent to performance based stock options and accordingly has recorded a compensation expense in the period when the performance milestones were met.

On May 27, 1998, the Company purchased an additional patent relating to a test to measure skin cholesterol, for a combination of cash and 14,286 shares valued at $1.75 per share for total consideration of $50,000. In

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

addition, in connection with the purchase of the remaining 11% of 2860601 Canada Inc. [“2860601”] that it did not already own, the Company paid a combination of cash and 120,000 common shares valued at $1.75 per share for a total consideration of $260,750. As the only significant asset held by 2860601 was technology, the entire value of the incremental purchase has been ascribed to acquired technology.

During the year ended January 31, 2000, the Company issued 342,000 common shares for total proceeds of $256,500 in connection with options granted in October 1997 to the agent of the Company’s initial public offering. The Company issued an aggregate of 55,774 common shares to employees under the Employee Share Purchase Plan for no additional consideration, which were valued at $112,059 and included as a compensation expense. In addition, upon the successful achievement of performance milestones, the Company issued 559,000 common shares to employees for no additional consideration pursuant to the conversion of previously issued Series I Preferred Shares. Subsequent to January 31, 2000, on March 17, 2000, the remaining milestones relating to the Series I Preferred Shares were achieved and the 545,000 preferred shares were converted into common shares for no additional consideration. For accounting purposes, a compensation expense of $932,430 and $2,896,740 was recorded in each respective period. On September 30, 1999, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 1,200,000 common shares and 600,000 common share purchase warrants for net proceeds of $1,034,159 after deducting agents’ commissions, fees and other costs associated with the offering totaling $165,841. Each common share purchase warrant entitled the holder to acquire one common share at a price of $1.25 per share. The Company also granted the agent and sub-agent compensation options to purchase up to 120,000 common shares at an exercise price of $1.25. Total stock options exercised during the year was approximately 172,000 for $119,853, of which $95,625 was received in cash.

For the years ended December 31, 2002 and January 31, 2001 and the 11-month period ended December 31, 2001 see note 4 for a description of the Canadian-U.S. GAAP differences.

[iv]    Share capital

	Cumulative from inception November 9, 1992
	Number of shares #	$

	[Canadian dollars]
Shares issued for cash	11,973,917	8,079,642
Shares issued for services	124,202	85,000
Shares issued on purchase of technology	134,286	235,000
Exercise of stock options	471,850	601,145
Issued under the share purchase plan for no cash consideration	84,580	234,494
Warrants exercised for cash	2,868,230	2,188,112
Special warrants exercised for cash	4,357,895	12,169,060
Shares redeemed for cash	(2,337,000)	(130,695)
Shares issued on conversion of debenture	2,000,000	500,000
Shares issued on conversion of Series I Preferred Shares	1,104,000	4,437,281

	20,781,960	28,399,039

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

[in Canadian dollars, unless otherwise noted]

[i]	Additional consolidated balance sheet information

Accounts payable and accrued liabilities consisted primarily of accruals related to clinical trials of $211,886 [December 31, 2001—$204,739; January 31, 2001 - $96,092] and amounts owing to trade creditors of $276,303 [December 31, 2001—$116,959; January 31, 2001 - $162,657].

In accordance with Canadian GAAP, the Company’s cash equivalents and short-term investments are carried at the lower of cost or market based on quoted market prices. Under U.S. GAAP, these investments would have been classified as held-to-maturity, and would be recorded at amortized cost. There is no significant difference between cost under Canadian GAAP and amortized cost for U.S. GAAP. Accrued interest is included in the short-term investments balance, which in total approximates fair value.

[j]	Recent accounting developments

In August 2001, the Financial Accounting Standards Board [the “FASB”] issued FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” [“FAS 144”], which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 applies to all long-lived assets, including discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. This Statement supersedes FAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of” and the accounting and reporting provisions of APB 30, “Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” [“APB 30”] for the disposal of a segment of a business. FAS 144 was adopted effective January 1, 2002 and there was no impact to the Company.

In August 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations” [“FAS 143”] which is effective for financial statements issued for fiscal years beginning after June 15, 2002. FAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. The Company has not yet determined the effect that the adoption of FAS 143 will have on the business, results of operations, and financial condition of the Company.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” [“SFAS 146”] which addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities initiated after December 31, 2002, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force [“EITF”] has set forth in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity [Including Certain Costs Incurred in a Restructuring].” SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities. The adoption of SFAS 146 is not expected to materially affect the consolidated financial statements.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” [“Interpretation 45”]. Interpretation 45 requires disclosure by a guarantor regarding its obligations under certain guarantees it has issued, effective December 31, 2002. As at December 31, 2002, the Company had no guarantees requiring disclosure. Interpretation 45 also requires recognition of a liability for the fair value of its obligations under guarantees issued after December 31, 2002. The Company is currently reviewing this standard, but has not yet fully determined the impact of the recognition of its obligations under future guarantees on its reported U.S. GAAP information.

ITEM 19.    Exhibits.

1.1		Articles of Amalgamation of the Corporation. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

1.2		By-laws of the Corporation. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

4.1	*

Supply Agreement by and between the Registrant and Diagnostic Chemicals Limited dated June 19, 2001. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

4.2	*

Cholesterol 1,2,3™—Skin Cholesterol Measurement System—Product Development, Manufacturing and Marketing and Sales Agreement by and between the Registrant and X-Rite, Inc. dated May 14, 1999. Previously filed as an exhibit to the Corporation’s Registration Statement on Amendment No. 1 to the Form 20-F filed on October 28, 2002 (File No. 001-31360).

4.3

Employment Agreement by and between the Registrant and Ronald Hosking dated Feb. 4, 1998. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

4.4

Employment Agreement by and between the Registrant and Dr. H.B. Brent Norton dated Jan. 1, 2001. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001- 31360).

4.5

Employment Agreement by and between the Registrant and Michael Evelegh dated Jan 1, 2001. Previously filed as an exhibit to the Corporation’s Registration Statement on Amendment No.1 to the Form 20-F filed on October 28, 2002 (File No. 001-31360).

4.6

Lease Agreement by and among the Registrant, 448048 Ontario Inc. and First United Real Estate Investors, Inc. dated May 1, 2000. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

4.7	*

Research and Development and Use of Space Agreement by and between McMaster University and the Registrant dated October 31, 2000. Previously filed as an exhibit to the Corporation’s Registration Statement on Amendment No.2 to the Form 20-F filed on December 30, 2002 (File No. 001-31360).

4.8	*

License, Development and Supply Agreement between McNeil PDI Inc. and the Registrant dated May 9, 2002. Previously filed as an exhibit to the Corporation’s Registration Statement on Amendment No. 4 to the Form 20-F filed on March 7, 2003 (File No. 001-31360).

4.9	*

Amendment to License, Development and Supply Agreement by and between McNeil PDI Inc. and the Registrant dated December 20, 2002. Previously filed as an exhibit to the Corporation’s Registration Statement on Amendment No. 4 to the Form 20-F filed on March 7, 2003 (File No. 001-31360).

99.1		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

99.2		Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

99.3		Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURE

IMI International Medical Innovations Inc., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

/s/ RONALD HOSKING
By:	Ronald Hosking
Its:	Vice President, Finance and Chief Financial Officer

Date:  June 4, 2003