Form 20-F
period 2005-12-31
PreMD Inc.
filed 2006-05-12
CIK 1179083

As filed with the Securities and Exchange Commission on May 12, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
 (Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number

PreMD Inc.
(Formerly IMI International Medical Innovations Inc.)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,547,762 as of December 31, 2005.
Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐    No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.
Yes  ☐    No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
Yes ☒  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐                                        Accelerated Filer ☐                                         Non-Accelerated Filer ☒
Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐     Item 18  ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ☐  No ☒

TABLE OF CONTENTS

PART I

NOTE REGARDING FORWARD LOOKING STATEMENTS	iii

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1

Item 3. KEY INFORMATION	1
Currency and Exchange Rates	1
Selected Financial Data	1
Capitalization and Indebtedness	3
Reasons for the Offer and Use of Proceeds	3
Risk Factors	3

Item 4. INFORMATION ON THE CORPORATION	8
History and Development of the Corporation	9
Business Overview	9
Organizational Structure	43
Property, Plants and Equipment	43

Item 4A. UNRESOLVED STAFF COMMENTS	43

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
Operating Results	44
Liquidity and Capital Resources	48
Research and Development	48
Trend Information	50
Off-Balance Sheet Arrangements	50
Tabular Disclosure of Contractual Commitments	50

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
Directors and Senior Management	50
Compensation	54
Board Practices	56
Employees	58
Share Ownership	58

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	60
Major Shareholders	60
Related Party Transactions	61
Interests of Experts and Counsel	61

Item 8. FINANCIAL INFORMATION	61
Consolidated Statements and Other Financial Information (Audited)	61
Significant Changes	61

i

Item 9. THE OFFER AND LISTING	61
Offer and Listing Details	61
Plan of Distribution	63
Markets	63
Selling Shareholders	64
Dilution	64
Expenses of the Issue	64

Item 10. ADDITIONAL INFORMATION	64
Share Capital	64
Memorandum and Articles of Association	64
Material Contracts	64
Exchange Controls	64
Taxation	65
Dividends and Paying Agents	69
Statement by Experts	69
Documents on Display	69
Subsidiary Information	70

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	70
Quantitative and Qualitative Information about Market Risk	70

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	70

ii

NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Annual Report on Form 20-F contains such “forward-looking statements”. Words such as “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors discussed below under “Risk Factors,” among others, could cause actual results to differ materially from those described in the forward-looking statements. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this Annual Report. PreMD Inc. (“the Corporation”) is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Corporation or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

iii

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers.

A.	Directors and Senior Management

Not Applicable.

B.	Advisers

 Not Applicable.

C.	Auditors

Not Applicable.

 ITEM 2.    Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.    Key Information.

Currency and Exchange Rates

All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at March 31, 2006 was $0.8569.

	2005	2004	2003	2002	2001
Average	0.8254	0.7682	0.7136	0.6368	0.6457

	Apr-06	Mar-06	Feb-06	Jan-06	Dec-05	Nov-05
Low	0.8534	0.8531	0.8638	0.8528	0.8521	0.8361
High	0.8926	0.8834	0.8788	0.8744	0.8690	0.8579
Average	0.8740	0.8641	0.8704	0.8642	0.8610	0.8464

A.    Selected Financial Data

The following table presents selected financial data of the Corporation. This data is derived from the Corporation’s consolidated financial statements and the notes to those statements. You should read this data along with “Operating and Financial Review and Prospects” and the Corporation’s consolidated financial statements and the notes to those statements incorporated into this Annual Report. All financial data as of December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001 has been derived from the audited financial statements incorporated into this Annual Report.

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”). A detailed description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to the Corporation and a reconciliation to U.S. GAAP is included in note 10 to the audited consolidated financial statements incorporated into this Annual Report.

Canadian GAAP:	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 2003	Fiscal Year Ended December 31, 2002	11-month Period Ended December 31, 2001
Operating Results
Product sales	$425,730	$183,258	nil	nil	nil
License revenue	1,153,308	302,080	$16,900	nil	nil
Total expenses	6,512,146	6,192,649	4,561,179	$4,465,577	$3,762,786
Investment tax credits	198,923	205,000	223,146	189,908	131,000
Interest income	173,130	123,626	258,422	257,407	386,580
Net loss	$4,989,705	$5,568,899	$4,062,711	$4,018,262	$3,245,206
Net loss per share:
- basic and diluted loss per share	$0.23	$0.26	$0.19	$0.20	$0.17
Loss from continuing operations per share	$0.23	$0.26	$0.19	$0.20	$0.17

Note:
(1)	In 2001, the Corporation changed its financial year end from January 31 to December 31.

Operating results that would differ under U.S. GAAP are as follows:

U.S. GAAP:	Fiscal Year ended December 31, 2005	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002	11-Month Period ended December 31, 2001
Operating Results
Net loss	$4,781,597	$5,478,184	$3,949,318	$4,871,140	$4,162,580
Net loss per share:
- basic and diluted loss per share	$0.22	$0.26	$0.19	$0.24	$0.22

	As at	As at	As at	As at	As at
Canadian GAAP:	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Financial Position
Total assets	$11,293,190	$6,996,079	$8,074,027	$11,379,383	$9,343,958
Long-term debt	5,893,340	nil	nil	nil	nil
Shareholders’ Equity
Capital stock	24,449,826	24,192,321	24,056,853	23,785,884	18,212,490
Total shareholders’ equity (net assets)	$1,844,297	$2,496,842	$7,438,279	$10,689,828	$8,948,696
Weighted average number of common shares outstanding	21,487,008	21,276,497	20,967,677	20,406,733	19,097,390
Cash dividends declared per share	nil	nil	nil	nil	nil

Financial position and shareholders’ equity that would differ under U.S. GAAP are as follows:

U.S. GAAP:	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001
Financial Position
Total assets	$11,211,832	$6,633,221	$7,620,454	$10,812,417	$8,635,250
Long-term debt	8,359,877	nil	nil	nil	nil
Shareholders’ Equity
Capital stock	$29,182,269	$28,924,764	$28,789,296	$28,399,039	$22,850,029
Total shareholders’ equity (net assets)(deficiency)	$(703,598)	$2,133,984	$6,984,706	$10,122,862	$8,239,988

B.	Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

 D.    Risk Factors

You should consider each of the following factors as well as other information in and incorporated into this Annual Report in evaluating the Corporation’s business and its prospects. The risks and uncertainties described below are not the only ones the Corporation faces. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also impair the Corporation’s business operations. If any of the following risks actually occur, the Corporation’s business and financial results could be harmed and the trading price of the Corporation’s common stock could decline. You should also refer to the other information set forth in and incorporated into this Annual Report on Form 20-F, including the Corporation’s financial statements and the related notes.

Risks Related to the Corporation’s Business

The Corporation has no experience in marketing products. If the Corporation cannot successfully  market and cause consumer acceptance of the Corporation’s products, the Corporation will be  unable to execute its business plan.

The Corporation has no experience in marketing its products and has developed a strategy to out-license the marketing function to one or more partners, such as major diagnostic or pharmaceutical companies. On May 10, 2002, as amended, the Corporation announced an agreement with McNeil Consumer Healthcare, a division of McNeil PDI Inc., a Johnson & Johnson company (“McNeil”) to market and distribute the Corporation’s skin cholesterol tests, branded as PREVU* Skin Sterol Test, in Canada and in the insurance laboratory field in the United States and Mexico. On May 28, 2004, the Corporation announced an additional agreement with McNeil for the worldwide marketing rights to the skin cholesterol tests. There can be no assurance, however, that such efforts will be successful. If the Corporation relies on third parties to market its products, the commercial success of such products will be largely outside of its control. Moreover, there can be no assurance that providers, payers or patients will accept the Corporation’s products, even if they prove to be safe and effective and are allowed for marketing by the Canadian Health Products and Food Protection Branch (“HPB”), the U.S. Food and Drug Administration (“FDA”) and other regulatory authorities. The ability of the Corporation to achieve significant market share for each of its products could be affected by reimbursement difficulties with government agencies and third-party insurers, which could hamper the speed with which the Corporation’s products are adopted by the medical community and by the public. Market penetration of the Corporation’s products will be influenced by factors including the cost-effectiveness and the overall economic benefits that they offer.

If the Corporation is unable to generate significant revenues and become profitable in the near  future, its business will fail.

To date, the Corporation has not generated significant ongoing revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. See “Key Information- Selected Financial Data,” “Operating and Financial Review and Prospects” and “Financial Information.” The Corporation has historically benefited from the inclusion of Canadian federal and provincial refundable scientific investment tax credits (“ITCs”) in its annual operating results. To date, the Corporation has received $2,075,000 in ITC payments. ITCs are tax credits that the Corporation receives from the Canadian federal and provincial governments as a result of conducting applied scientific research in Canada. During the years that the Corporation was considered a private company for tax purposes, the ITCs that it received amounted to approximately 30% of the Corporation’s research expenditures. Upon the listing of the Corporation’s common shares on the Toronto Stock Exchange in August 2000, the Corporation became eligible to receive cash refunds of only its provincial tax credits to a maximum of $200,000 per year, which currently amount to 7% to 10% of the Corporation’s research expenditures. The remainder of the provincial credits, as well as the federal credits, count as a tax credit that can be carried forward and applied against future years’ taxable income. The ITC receivable of approximately $200,000 as of December 31, 2005, is reported as a separate line item on the Corporation’s financial statements. There can be no assurance that grants and ITCs will continue to be available to the Corporation or, if so, at what levels. Also, the Corporation may never achieve significant revenues or sufficient profitable operations to realize its ITC tax credits that have been carried forward.

In 2005, the Corporation recorded $426,000 in sales of PREVU* to McNeil. However, there is no assurance that sales and license revenues from this agreement will be sufficient to generate a profit for the Corporation in the near future.

If the Corporation cannot obtain additional financing required to support its business growth, the  Corporation will be unable to fund its continuing operations in the future.

Management believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities, product sales and royalties, the Corporation’s existing cash resources together with the investment tax credits receivable of $200,000 will be sufficient to meet its current operating and capital requirements through at least 2008. However, if general market conditions change or the Corporation’s specific research and development requirements change and the Corporation’s expenses increase, the Corporation might be required to seek additional capital in the near term.

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

The Corporation will need to generate cash to pay interest and principal on the convertible debentures. Any conversion of the debentures, exercise of the warrants or issuance of common shares to pay interest, when permitted, would dilute the interests of the Corporation’s current shareholders.

On August 30, 2005, PreMD completed a private placement financing of convertible debentures, maturing on August 30, 2009, for gross proceeds of $9,828,000 (US$8,210,000) less issue fees and expenses of $862,000 (resulting in net proceeds of $8,966,000).  The unsecured debentures bear interest at an annual rate of 7% payable quarterly in cash or common shares at the Corporation’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of common shares at the time of the applicable interest date. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment). If all the debentures were converted to common shares, it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment). At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder. If the convertible debentures are converted, the warrants exercised or if common shares are issued to pay interest, the interests of the Corporation’s current shareholders will be diluted.

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

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees. The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents. PreMD filed a petition for reinstatement of the patents. In June 2005, PreMD filed a request for consideration. On December 23, 2005, the U.S. PTO notified PreMD of its decision not to reinstate the two patents. In February 2006, PreMD filed a request for reconsideration with the U.S. PTO. There is no outcome to date. No assurance can be given that the request for reconsideration will be approved or that any legal action against the law firm will result in any compensation for the loss of the two patents. PreMD cannot be certain that others will not independently develop similar products, and if others do independently develop similar products, there is no assurance that PreMD can protect the intellectual property that was the subject of the two patents as well as the Corporation could have in light of the patents.

The Corporation relies on third parties to manufacture some of its products and any delays, volume  constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss  of revenues for the Corporation.

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

           The Corporation faces potential risks of product liability, which may divert funding from ongoing  operations and harm operating results.

The sale and use of products under development by the Corporation entails risk of product liability. As standard practice, the Corporation has agreed to indemnify numerous clinical trial sites, including The Cleveland Clinic Foundation, St. Michael’s Hospital, St. Paul’s Hospital, St. Joseph’s Hospital, The Hamilton General Hospital, University of California, University Health Network (Princess Margaret Hospital), Hamilton Health Sciences Corporation, Montreal Heart Institute, University of Wisconsin Medical School, Johns Hopkins University Medical Center, AtheroGenics, Inc., University of Louisville Research Foundation, and McNeil Consumer Healthcare under its respective marketing agreements, for such liability.

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

To date, the Corporation has not experienced high rates of employee turnover. As an example, the Corporation’s President and Chief Executive Officer; Executive Vice President of Clinical and Regulatory Affairs; Vice President, Finance and Chief Financial Officer; and Vice President, Corporate Development, have been employed by the Corporation for 13, nine, eight and six years, respectively. While the Corporation believes that it has been successful to date in employee retention, there is no assurance that the Corporation can continue to attract and keep key employees.

The Corporation is exposed to financial market risks such as interest rates and foreign exchange fluctuations.

The Corporation is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since the Corporation’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on the Corporation’s results of operations. The Corporation also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services.

Changes in foreign exchange could also affect the Corporation’s ability to repay the convertible debentures since they are payable in U.S. dollars on maturity in August 2009.

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

The Corporation is a Canadian corporation and a subsidiary, PreMD International Inc. (Switzerland), is a Swiss corporation. Substantially all of the assets of the Corporation or its subsidiaries are located in either Canada or in Switzerland and similarly, all of the executive officers, a majority of the directors of the Corporation and a majority of the experts named in this Annual Report also reside in Canada. As a result, it may be difficult for an investor to effect service of process within the United States upon the Corporation or its subsidiary, or upon such directors, executive officers and experts. Execution by U.S. courts of any judgment obtained against the Corporation, its subsidiary, or its directors or executive officers or the experts named in this Annual Report in U.S. courts would be limited to the assets of the Corporation or of such persons, as the case may be, in the United States. There is doubt as to the enforceability in Canada or in Switzerland of U.S. judgments or liabilities in original actions in Canadian or Swiss courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

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

Any inability by the Corporation to develop products and comply with government regulations  may hinder or prevent the development and sale of the Corporation’s products.

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

The Corporation may not be able to obtain reimbursement for its products as governments attempt to  control rising healthcare costs.

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

The volatility of the Corporation’s share price may affect the trading market for the Corporation’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. The Corporation’s share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning the Corporation, its affiliates or strategic partners, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments. In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of the Corporation’s common shares. Accordingly, an investment should be considered only by those investors who are able to make a long-term investment and can afford to suffer a total loss of their investment in the common shares. An investor should consider the merits of an investment in the common shares and should consult professional advisers to assess income tax, legal and other aspects of such an investment.

ITEM 4.    Information on the Corporation.

Trademarks

Cholesterol 1,2,3™, ColorectAlert™, LungAlert™, ColoPath™, and PREVU (in Canada) are registered trademarks of the Corporation. In addition to these marks, the Corporation owns pending applications for PreMD. All other trademarks or service marks appearing in this Form 20-F are the trademarks or service marks of the companies that own them.

A.    History and Development of the Corporation

The Corporation was originally incorporated as IMI Diagnatech Inc. under the Canada Business Corporations Act on November 9, 1992. On November 3, 1997, the Corporation changed its name to IMI International Medical Innovations Inc. The Corporation was amalgamated with its wholly-owned subsidiary 2860601 Canada Inc. pursuant to the Canada Business Corporations Act on February 1, 1999. On September 27, 2005, the name of the corporation was changed from IMI International Medical Innovations Inc. to PreMD Inc. The only material subsidiary of the Corporation is its wholly-owned subsidiary, PreMD International Inc., a corporation incorporated under the laws of Switzerland. The Corporation’s head office and principal place of business is located at 4211 Yonge Street, Suite 615, Toronto, Ontario, Canada M2P 2A9, and its telephone number is 416-222-3449.

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

B.    Business Overview

The Corporation is a predictive medicine company dedicated to improving health outcomes with non- or minimally invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Corporation’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps event prevented altogether. The Corporation is developing easy-to-use, accurate and cost-effective tests designed for use right at the point of care, in the doctor’s office, at the pharmacy, and eventually, in some cases, right at home.

The Corporation’s current pipeline of products includes:

•	Coronary Artery Disease Risk Assessment Technology[1]
m	PREVU* Point of Care (POC) Skin Sterol Test, which is cleared for sale in Canada, U.S. (CLIA-exempt) and CE-marked in Europe
m	PREVU* LT Skin Sterol Test (lab-processed format), currently in clinical trials
m	PREVU* PT Skin Sterol Test (home, or consumer, format), currently in development

•	Cancer Technologies
m	ColorectAlert™, currently in clinical studies
m	LungAlert™, currently in clinical studies
m	Breast cancer test, currently in clinical studies

1*PREVU* POC was formerly known as Cholesterol 1,2,3™

 Key Strategic Relationships

On May 10, 2002, as amended on December 20, 2002 and December 9, 2005, the Corporation entered into an agreement with McNeil Consumer Healthcare (“McNeil”), a Johnson & Johnson company, for the marketing and distribution of the Corporation’s skin cholesterol test for coronary artery disease in Canada and in the insurance laboratory field in the United States and Mexico.

               The amended agreement provides McNeil with exclusive rights, in these fields and territories, to the professional skin cholesterol test system and the future version for consumer use, both of which will be jointly developed by McNeil and the Corporation. The term of the agreement is 15 years and requires McNeil to purchase the Corporation’s skin cholesterol test and to pay ongoing royalties to the Corporation on sales, in addition to a series of milestone payments of up to $3.3 million, which will be based on McNeil’s achievement of specified annual sales levels of the licensed products. The Corporation may terminate this agreement if certain minimum levels of sales are not met.

On May 28, 2004, as amended on December 9, 2005, the Corporation completed an exclusive worldwide licensing agreement with McNeil to sell the Corporation’s skin cholesterol tests under the brand name PREVU* Skin Sterol Test, expanding on the previous agreement. Under the financial terms of the agreement, which has a minimum term of 10 years, the Corporation received a $3.0 million up-front payment and can receive a series of milestone payments of up to $16.4 million (over and above the Canadian agreement payments) upon achievement of specific milestones. In addition to revenue for the sales of products to McNeil, the Corporation will also receive royalties on McNeil’s sales of the products.

In fiscal 2005, McNeil made PREVU* POC Skin Sterol Test available for sale to medical professionals in North American and select European markets.

Convertible Debenture Financing

              On August 30, 2005, the Corporation completed a private placement financing of convertible debentures, maturing on August 30, 2009, for gross proceeds of $9,828,000 (US$8,210,000) less issue fees and expenses of $862,000 (resulting in net proceeds of $8,966,000).  The unsecured debentures bear interest at an annual rate of 7% payable quarterly in cash or common shares at the Corporation’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of common shares at the time of the applicable interest date. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment). If all the debentures were converted to common shares, it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment). At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

Under Canadian GAAP, the convertible debentures are separated into liability, equity and warrant components, net of pro rata issue fees and expenses, as described in note 5 to the consolidated financial statements.

Under U.S. GAAP, no value is assigned to the equity conversion feature of the convertible debenture but a value is assigned to the warrants. The issue fees and expenses are fully deferred and are amortized over the life of the debentures. This difference is described more fully in note 10 to the consolidated financial statements.

Business Strategy

Identify and Target Significant Markets with Unmet Needs

The Corporation focuses its efforts on medical conditions where there is a well-defined global need and demand for tests to detect serious or life-threatening diseases. The Corporation’s products address cardiovascular disease (“CVD”) and cancer, diseases where early detection, intervention and ongoing monitoring can significantly improve patient outcomes. CVD claims the lives of 17 million people worldwide each year, and has no geographic, gender or socio-economic boundaries (World Health Organization World Health Report, 2004). Colorectal, lung and breast cancers combined kill approximately two million people annually worldwide (Globocan 2002, Cancer Incidence, Mortality and Prevalence Worldwide. International Association for Cancer Research (IARC), Cancer Base No. 5, Version 2.0, IARCPress, Lyon, 2004).

Ensure a Multiple Product Pipeline

The Corporation pursues sustained development by maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders. The Corporation continuously assesses and studies other possible applications of its technologies. In addition, the Corporation continues to seek out and evaluate new, proprietary technologies that have undergone initial proof-of-principle tests and that may offer clear cost/benefit trade-offs to products currently on the market. After identifying and evaluating an appropriate technology, the Corporation purchases or in-licenses the related patents and know-how, completes the development of prototypes and defines the manufacturing protocols. Where appropriate, the Corporation conducts clinical trials to obtain regulatory approval and registers the product for sale.

The Corporation invests substantially all of its funds in product and clinical development, as opposed to basic research. By investing in this phase of development, management of the Corporation believes that it can add value for its shareholders and avoid the more expensive, riskier research stage of the product development cycle.

Maintain a Strong Clinical Program

The Corporation maintains a strong clinical program and is currently involved in 15 clinical studies. The Corporation’s objectives are to advance product development and to build a critical mass of data to support new regulatory claims and indications for use. The Corporation’s clinical program, along with the publications and presentations it generates, enhances the scientific validation and credibility of the Corporation’s products. In turn, this validation improves strategic partnering opportunities and helps to expand the potential commercial market for the Corporation’s tests.

Pursue Strategic Relationships

The Corporation pursues a strategy of building collaborative relationships with leading companies to conduct clinical trials and to assist with the development of its products. Some of the Corporation’s past and current relationships include The Cleveland Clinic Foundation, U.S. National Cancer Institute, AtheroGenics, Inc., X-Rite, Incorporated, University of Texas M.D. Anderson Cancer Center, Montreal Heart Institute and National Heart, Lung and Blood Institute. The Corporation also seeks, at the appropriate time, to out-license its products to major diagnostic, pharmaceutical or consumer goods companies, which could be responsible for any or all of the related marketing, sales, manufacturing and distribution. Such out-licenses could include research and development support, upfront and milestone payments and an ongoing royalty interest on the sales of these products. This strategy allows the Corporation to minimize the expenses and risks of commercialization. In addition, through these relationships, the Corporation gains the benefit of others’ expertise, which enhances the ability of the Corporation to pursue multiple product opportunities.

Establish and Maintain Strong Intellectual Property Portfolio

Patents and other proprietary rights are essential to the Corporation’s business. The Corporation continuously seeks to file patent applications to protect technology, inventions and improvements to technology or inventions that are considered important. Such applications may cover composition of matter, the production of active ingredients and their novel applications. The Corporation has acquired, by licence or assignment, rights to patents and applications filed in Canada, the U.S. and internationally. The Corporation also relies upon trade secrets, non-patented proprietary know-how and continuing technological innovation to develop and maintain its competitive position.

The Corporation currently owns patents for technology for coronary artery disease (“CAD”) risk assessment that measures skin tissue cholesterol to help determine an individual’s risk of CAD, and has acquired a license to technologies used to detect the presence of a marker intended for use in colorectal, lung and other cancers. In addition, the Corporation has patents pending for color measurement in biological reactions and has a right of first refusal on certain related technologies in the predictive medicine field on research being conducted at McMaster University. The Corporation has also acquired the exclusive rights to a hand-held instrument and software for color measurement for use with skin cholesterol testing in point-of-care applications. The Corporation believes that these innovative technologies will fulfill market needs through their ease-of-use and by contributing to cost-effective patient health management.

Industry Overview

The Market for Diagnostics

According to the most recent United States Census Bureau data, published in 2000, the U.S. population aged 65 and older is projected to double by 2030 from an estimated 35.3 million, or approximately 12% of the population, in 2003. The Census Bureau projects that the 65-plus population will number 39.7 million people in 2010, 53.7 million in 2020 and 70.3 million, or 20% of the U.S. population, in 2030. The number of Americans above the age of 65 in 1940 was approximately 8.9 million, or about 7% of the population at that time. As people age, the incidence of disease increases, including cardiovascular disease and cancer.

The aging population has contributed to a dramatic growth in total health care spending. In 2004, U.S. health care spending accounted for approximately 15.3% (U.S. Department of Health and Human Services, as cited in the New York Times, January 9, 2004).

As a result of increasing expenditures, cost containment strategies are being evaluated and implemented by governments and private payers around the world. Management believes that technologies that help to detect disease early and reduce health care costs, especially if quality of care is not adversely impacted, should represent a significant market opportunity. Health care cost containment efforts are also shifting treatment focus away from hospitals to less expensive alternative care sites.

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

Several large companies, including Abbott Laboratories Limited, Bayer Inc., Beckman Coulter Inc., Becton Dickenson, Johnson & Johnson and Roche Diagnostics Systems, dominate the medical device and diagnostics industry. Relative to the pharmaceutical industry, product development is generally characterized by lower development costs, shorter regulatory timelines and a shorter time to market. These advantages may be offset by somewhat lower margins as compared to the pharmaceutical industry.

             The Point-of-Care Market

In 2000, Theta Reports (Theta High Growth Diagnostic Markets, Report No. 1045, Sept. 2000) projected the worldwide market of total point-of-care tests performed in a professional setting (physician’s office, at a pharmacy, etc.) to be almost US$2.3 billion. For 2005, Theta projected this market to increase to approximately US$3.8 billion. Approximately 50% of these point-of-care tests are sold in North America and approximately 25% are sold in Western Europe.

The Home Testing Market

Complementing the trend towards increased use of point-of-care diagnostics is the expanding market for self-testing and home-use diagnostic tools which are generally available at pharmacies as over-the-counter products. The growth of this market has been attributed to the following four main factors:

•	greater awareness of personal wellness and the increasing role by individuals in health maintenance;

•	a health-conscious and aging population which is placing a growing emphasis on preventative care;

•	technological advances that have improved both the ease-of-use and accuracy of diagnostic products, thereby gaining greater support from medical practitioners; and

•	availability of over-the-counter (“OTC”) products and other therapies to treat serious diseases.

New emerging diagnostic and monitoring trends are expected to help to detect disease early, thereby speeding patient recovery and reducing long-term medical expenses. Between 2002 and 2007, the global OTC market for home diagnostic testing is expected to increase by 49%, at a compound annual growth rate of 8.3% (PJP Publications Ltd., 2003). The U.S. dominates the global market for OTC diagnostic testing. In 2002, the total U.S. home testing market was valued at US$2.65 billion (Greystone Associates, Cholesterol Monitoring: Self-Testing Markets and Opportunities, 2003).

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

Management of the Corporation anticipates that several of the Corporation’s products will extend into these new market segments. With its initial products, the Corporation anticipates establishing strategic alliances with pharmaceutical, diagnostic or consumer goods companies. Such companies would ideally offer conventional distribution networks supplemented by direct selling to select markets such as work sites, community health centres, preventive care facilities or home care networks.

Coronary Artery Disease (CAD) Risk Assessment: The Role of Skin Sterol

Skin Cholesterol Pathology

Coronary artery disease caused by atherosclerosis (the hardening and narrowing of the arteries) remains the number one cause of morbidity and mortality in North America and many other parts of the world. Prevention and intervention require the cost-effective identification of those individuals not only having the disease but also those at risk of developing the disease. A desired goal is a simple and widely available method for identifying high-risk individuals. Therefore, there is currently much interest in determining levels of marker molecules that are able to predict risk of atherosclerotic disease.

            Traditionally, methods of blood plasma total cholesterol levels have been widely used to determine risk of atherosclerosis. Cholesterol is a soft, waxy substance that is produced by the body, as well as obtained from eating certain foods, such as meat, eggs, and other animal products. The deposit of cholesterol on to damaged blood vessel walls results in the development of a lesion that eventually reduces the intravascular space as well as the flexibility of the afflicted blood vessel wall. The resulting condition is known as an atherosclerotic plaque, which contributes to increased risk for coronary artery disease, angina pectoris, sudden cardiac death, stroke and peripheral vascular disease.

Plasma total cholesterol levels (“TC”) (sometimes referred to as serum lipid levels), alone do not accurately predict risk of atherosclerosis. Better results have been obtained through measurement of plasma lipoproteins. Cholesterol is transported in the blood by plasma lipoproteins. Four major lipoprotein classes can be identified on the basis of their physiochemical properties: chylomicrons, very low-density lipoproteins, low density lipoproteins (“LDL”) and high-density lipoproteins (“HDL”). For example, LDL fractions contain 75% of the blood cholesterol and are associated with deposits on artery walls. In contrast, HDL fractions bind to some of the cholesterol in blood and transport it to the liver where it is metabolized. Thus, in general, elevated LDL, in the absence of elevated HDL, is associated with atherosclerosis whereas elevated levels of HDL, alone are associated with lower levels of disease.

High cholesterol and other lipid disorders are among the world’s most widespread chronic health problems. In the United States, the National Cholesterol Education Program (“NCEP”) was launched by the United States National Institutes of Health (the “NIH”) in 1985 as part of a. nationwide effort to reduce the prevalence of high blood cholesterol. The NIH recommends that the least expensive way to reduce CAD is through a public health approach that targets the entire population to reduce the major risk factors for heart disease, including cholesterol from dietary intake. Most Americans are now aware that high cholesterol levels increase their risk of having heart disease.

Although the NCEP ATP III experts’ panel (NCEP Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults, (Adult Treatment Panel III) 2001) recommends that all Americans over the age of 20 have their blood cholesterol measured at least once every five years, standard tests may not adequately predict the risk of cardiovascular disease.

Additionally, all plasma measurements require blood sampling after a long period of fasting so that dietary cholesterol does not interfere. The sampling is invasive, uncomfortable and carries some small risk of infection. These tests may be highly variable in results over a series of days. Furthermore, analysis of the sample requires complicated and expensive equipment.

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

Market

NIH guidelines provide that individuals (all adults over 20 years of age and children over the age of two with a family history of high total cholesterol or heart disease) with satisfactory total cholesterol values should have their cholesterol tested every five years, individuals with borderline high TC should have a lipid test repeated annually, and those with high TC should have at least three lipoprotein tests conducted to confirm their values and to help their physician decide what therapy, if any, should be instituted. Individuals receiving diet or drug therapy may be re-tested every three to six months to track the effectiveness of the therapy.

Since the inception of the NCEP, the market for cholesterol and other risk assessment tests has experienced significant growth. A study in the “Morbidity and Mortality Weekly Review”, United States Center for Disease Control, September, 2000, reported that the percentage of Americans who have had their cholesterol checked jumped from 67% in 1991 to 71% in 1999. In a 2006 report, the American Heart Association estimates that approximately 100 million American adults, representing nearly half the U.S. adult population, had elevated cholesterol levels and about 35 million American adults had cholesterol readings over the danger level (240 mg/dL or higher). Clinical laboratories in the U.S. are estimated to perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory tests are performed in the rest of the world.

The economic impact of cardiovascular disease on the U.S. health care system is growing larger as the population ages. The American Heart Association projects the total cost (including direct health expenditures as well as lost productivity) of cardiovascular diseases to reach US$403 billion, (American Heart Association, Heart Disease and Stroke Statistics, 2006). In 2003, the total cost of cardiovascular disease was estimated at US$351 billion (National Center for Chronic Disease Prevention and Health Promotion).

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

A number of other emerging factors that have demonstrated a link to heart disease include C-reactive protein (“CRP”), homocysteine, carotid intima-media thickness (“CIMT”), electron-beam tomography for coronary calcium, ankle/brachial blood pressure index, soluble intercellular adhesion molecule (“ICAM-1”), among others.

Many of these factors are costly to measure or assess, are resource intensive and inappropriate for a primary care setting, and require invasive procedures. The Corporation has developed a more reliable, patient-friendly and cost-effective tool, PREVU* Point of Care (“POC”) Skin Sterol Test, that assesses patients at high risk of coronary artery disease and can be used to monitor their risk status over time.

The Corporation has adapted the PREVU* technology into a lab-processed format, called PREVU* LT, aimed primarily at the life insurance testing industry. Like PREVU* POC, PREVU* LT is administered painlessly and rapidly, without fasting, needles or blood sample required. The testing procedure samples surface skin cells from the palm of the hand using a specially designed adhesive tape, which is then sent to a laboratory where the surface is assessed for skin cholesterol levels. This test is currently in clinical trials.

A third product designed for home use, PREVU* PT Skin Sterol Test, is undergoing internal validation and stability studies.

The Opportunity

Most patients who develop CAD have at least one major risk factor that exceeds recommended levels. These higher-risk patients can benefit the most from additional risk stratification testing. Emerging evidence supports the use of non-invasive tests, such as skin cholesterol, to detect subclinical, or hidden, disease. Identifying patients with high subclinical cardiovascular disease is key to preventing a first cardiac event and reducing the overall burden of heart disease. The Corporation believes that PREVU* Point of Care Skin Sterol Test is a valuable tool for risk stratification in the primary, or point of care, prevention of CAD. See “Information on the Corporation - Business Overview - Coronary Artery Disease (CAD) Risk Assessment Technology -Patents”.

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

The Corporation’s Cardiovascular Products

PREVU* POC Skin Sterol Test, formerly known as Cholesterol 1,2,3TM, is a non-invasive test that evaluates the amount of cholesterol accumulated in a patient’s epidermis (skin) surface. The test is conducted in three minutes in two separate steps on the palm of the hand. In the first step, a drop of chemical solution consisting of a cholesterol-binding agent and an enzyme, linked together by a synthetic copolymer, is placed on the hand for one minute. This solution binds to the skin’s cholesterol-rich surface layer. After one minute the excess solution is blotted dry, leaving only that part of the solution that is bound to epidermal cholesterol. In the second step, a drop of indicator solution, containing a dye in a colorless form, is placed on the same area of the hand and reacts when it contacts the enzyme, which is bound to epidermal cholesterol. As a result, a color change reaction is created. After only two minutes, a hand-held color measurement instrument, that is connected to a computer, reads this reaction and produces a numerical result.

PREVU* POC is packaged in a 20-test kit that contains three dropper bottles consisting of a binding solution, an indicator solution and a positive control, as well as 20 adhesive-backed pads. In addition, a patented hand-held instrument, which connects to a computer is used to measure the color change and provides a skin cholesterol value. The results of this test give an indication of the patient’s CAD risk.

PREVU* POC has a shelf life of 24 months. Management of the Corporation believes that this test is inexpensive to produce and will be cost competitive with current alternative tests. PREVU* POC is designed for use at the point of care and is being marketed by McNeil to the professional medical community, including physicians, laboratories, clinics and pharmacies.

In 2005, the Corporation began development of a next-generation hand-held spectrophotometer for skin cholesterol testing that is portable and does not require a computer.

Development History and Clinical Findings

Validation of the synthesis of the chemicals comprising the binding solution of PREVU* POC was conducted at McMaster University, Hamilton, Ontario (“McMaster”), pursuant to a research service agreement executed in April 1997, as amended in October 2000, between McMaster and the Corporation. From November 2000 until October 31, 2005, the Corporation provided research and development sponsorship funding to McMaster. In consideration for this sponsorship, the Corporation had the right to use of laboratory facilities at McMaster as well as the right of first refusal for a license any intellectual property created as a result of the funding. The Corporation is currently evaluating several new technologies generated by the research program  On November 17, 2005 the Corporation leased new laboratory facilities at McMaster University in the new Biosciences Incubation Centre, part of the Michael G. DeGroote Centre for Learning and Discovery.

The following table summarizes the key development and clinical evaluations of the Corporation’s skin cholesterol test to date:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS

PREVU* Skin Sterol Test: Completed Studies

Skin sterol and stress test	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Determine relationship between skin sterol and serum lipid levels; measure correlation of skin sterol to stress test outcome
Skin sterol shown to correlate with presence of cardiovascular disease (as measured by stress test outcome) “independent[ly] of serum lipids”. Researchers concluded that skin sterol may be a better predictor of stress test outcome than serum cholesterol.
Presented at 31st Annual Oak Ridge Conference, 1999. Published in Journal of Clinical Chemistry in 2001
Skin sterol and response to therapy	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Determine ability of skin sterol to monitor patient response to lipid-lowering medications	Skin sterol may have utility in monitoring response to cholesterol-lowering therapies	Presented at American Association for Clinical Chemistry annual meeting in 1999
Measuring skin sterol levels to assess CAD	Dr. Dennis Sprecher	The Cleveland Clinic Foundation; The Canadian Heart Research Centre; The Trillium Health Centre	Correlation between skin sterol and angiography outcome
Skin sterol shown to increase with extent of disease as measured by coronary angiography, the gold standard for diagnosis of CAD, and to provide new information with respect to risk assessment for CAD. Skin sterol and serum levels of total cholesterol were not correlated.
Additionally, patients with a history of myocardial infarction had a significantly higher skin sterol level.

Presented at American Heart Association (AHA) annual meeting, 2000; presented at Arteriosclerosis, Thrombosis and Vascular Biology annual meeting in 2002; published in journal Atherosclerosis in 2003; presented at Arteriosclerosis, Thrombosis and Vascular Biology annual meeting in 2005; published in Atherosclerosis in August 2005

Skin sterol and other markers of CAD risk	Dr. John Mancini	University of British Columbia; St. Paul's Hospital	Determine correlation of skin sterol to other measures of CAD risk, including carotid sonography, flow-mediated brachial vasoactivity and serum markers.	Skin sterol correlates to Framingham Global Risk Score and inflammatory markers, notably ICAM-1	Published in American Journal of Cardiology in 2002

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
Pediatric skin sterol study	Dr. Katherine Morrison	St. Joseph's Hospital	Examine skin sterol levels in children with hypercholesterolemia	Skin sterol can be reliably measured in children	Presented at the 2003 Endocrine Society Annual Meeting
Skin sterol and statins	Dr. Marcus Reiter	University of Vienna	Examine skin sterol response to certain cholesterol-lowering medications
Patients treated with statins experienced decreases in skin sterol values as well as in blood cholesterol; initial data shows that skin sterol may be a useful monitoring tool for patients taking statins
Data published in Journal of Clinical Chemistry in January 2005
Skin sterol and carotid IMT	Dr. James Stein	University of Wisconsin	Measure relationship between skin sterol and CAD using carotid IMT (CIMT)	Skin sterol has strong correlation to increased CIMT, an established risk predictor of heart attack and stroke	Data presented at American College of Cardiology annual meeting, March 2005; published in American Heart Journal, December 2005
PRACTICE	Dr. Milan Gupta	William Osler Health Centre	Examine skin sterol levels in South Asians
Interim data confirmed that skin sterol provides new information about a patient’s risk of CAD. Skin sterol may have value in stratifying patients with established CAD who have been treated with cholesterol-lowering medications. Further data presented in 2005 showed that patients who have both high skin sterol and high levels of C-reactive protein have an increased risk of metabolic syndrome

Data presented at Canadian Cardiovascular Congress in October 2004; further data presented at Canadian Cardiovascular Congress in October 2005 and the Arteriosclerosis, Thrombosis and Vascular Biology conference in April 2006

PREVU* Skin Sterol Test: Ongoing Studies

PREPARE	Dr. David Waters; Dr. Dennis Sprecher; Dr. John Mancini	Various, in life insurance testing industry	Relationship between skin sterol (PREVU* LT) and risk of CVD as estimated by Framingham score
PASA	Dr. James Stein	University of Wisconsin and five other U.S. sites	Relationship between skin sterol (PREVU* POC and PREVU* LT) and CAD using carotid IMT in a screening population

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
ARISE (Aggressive Reduction in Inflammation Stops Events)	Dr. Rob Scott	AtheroGenics, Inc.; study conducted at multiple sites around world	Study will examine skin sterol (PREVU* POC) changes in response to AtheroGenics’ AGI-1067 therapy. Trial will also provide data on relationship between skin sterol and primary cardiovascular events
Correlation study	Dr. Jean-Claude Tardif	Montreal Heart Institute	Trial will evaluate the correlation between PREVU* POC and PREVU* LT.
Skin sterol and new CAD risk markers	Dr. John Mancini; Dr. Sammy Chan; Dr. Jiri Frolich	University of British Columbia
Study will examine relationship between skin sterol (PREVU* POC and PREVU* LT) and a variety of new and established cardiovascular risk markers in high-risk patients. It will also examine how skin sterol responds to various therapies

MESA (Multi-Ethnic Study of Atherosclerosis) sub-study	Dr. Pamela Ouyang	National Heart, Lung and Blood Institute; Johns Hopkins Bayview Medical Center	Study examining correlation of skin sterol (PREVU* POC) to early markers of CAD across different ethnic groups	Interim data demonstrated that skin sterol levels correlated with the presence and extent of coronary calcification	Interim data presented at American Heart Association in 2003; interim data published in Atherosclerosis in July 2005
All Comers' study	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Study examining relationship between skin sterol and Framingham Global Risk Score and other markers of CAD in patients suspected of having CAD. Trial includes PREVU* POC and PREVU* LT

Regulatory Clearance

In January 2001, regulatory clearance was granted by the HPB for sale of PREVU* POC in Canada for risk assessment of coronary artery disease.

In June 2002, the Corporation received FDA clearance for sale of PREVU* POC in the U.S. as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multi-vessel coronary artery disease (>50% stenosis in >1 vessel as diagnosed by coronary angiography) where further diagnostic evaluation is being considered. Test results, when considered in conjunction with clinical evaluation, blood cholesterol tests and other risk factors identified for coronary artery disease, will aid the physician in focusing diagnostic and patient management options.

On September 5, 2002, the Corporation CE-marked PREVU* POC, enabling the Corporation to sell this product in Europe as part of a risk assessment for coronary artery disease. The product was registered with the Competent Authority in the U.K. Registrations with Competent Authorities of other European Union Member States can follow after translation of the labelling for PREVU* POC in their respective languages has been completed.

Production and Services

On May 14, 1999, the Corporation entered into a supply agreement (the “X-Rite Agreement”) with X-Rite, Inc. (“X-Rite”), a Michigan based corporation, under which X-Rite agreed to develop and supply the Corporation with a hand-held instrument (the “X-Rite Instrument”) and related software for skin cholesterol testing in a professional setting. The X-Rite Instrument measures the color of the reagents on the palm of the hand and provides a quantitative skin cholesterol result. The X-Rite Agreement expired in May 2005, however, the Corporation will continue to order instruments from X-Rite as required.

On June 19, 2001, the Corporation entered into an exclusive agreement with Diagnostic Chemicals Limited (“DCL”) to manufacture and supply the Corporation with PREVU* POC test kits for the U.S. and Canada. The term of the DCL agreement is five years unless earlier terminated by either party upon the material breach by the other party or by the Corporation with 180 days’ notice or by DCL with 12 months’ notice.

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

The Corporation has established and maintains a quality system to ensure high standards of production and operational quality, and inventory management, which extends to third-party suppliers of components or services. Subsequent to fiscal year end, in February 2006, the Corporation received ISO 13485: 2003 Quality System Certification from a Canadian Medical Device Conformity Assessment System (CMDCAS)-recognized registrar. This certification confirms that the Corporation meets the highest international standards for quality control and customer service. The Corporation previously received ISO 13488:1996 Quality System Certification in October 2003.

Marketing and Distribution

The Corporation’s cardiovascular products are marketed by McNeil Consumer Healthcare under an exclusive, worldwide licensing agreement.

Competition

The measurement of cholesterol is currently conducted through blood-based analysis. The Corporation is not aware of any other test currently marketed or in development that non-invasively measures skin cholesterol. The Corporation is aware that research has been undertaken using other testing approaches that employ body fluids. For example, Nymox Pharmaceutical Corporation is developing technology that uses saliva to determine cholesterol levels. Other researchers are examining testing approaches that employ tears. The stage of development of such approaches is unknown. See “Risk Factors”.

The cholesterol testing market can be divided into three distinct segments: (i) the point-of-care segment; (ii) the clinical laboratory setting; and (iii) the home use segment. Currently, the majority of cholesterol testing is performed in a clinical setting, which includes hospital-based and independent laboratories. These facilities employ sophisticated multi-test analyzers, which perform a wide range of blood-based diagnostic tests. These analyzers are manufactured by companies such as Beckman Coulter, Ortho Clinical Diagnostics, Roche Diagnostics Systems, Abbott Laboratories Limited and Bayer, Inc. They must be operated by skilled technicians, and, for certain tests, the pre-treatment of the blood samples is required.

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

The Corporation believes that its skin cholesterol tests will compete effectively in the point-of-care and laboratory-testing markets based on a combination of accuracy, ease-of-use, non-invasive, immediacy of results and cost effectiveness. The Corporation’s technology is supported by strong scientific validation, including a number of published papers and presentations. This validation could play an important role in enhancing the endorsement and adoption of skin cholesterol testing by the medical community.

Key Markets

The Corporation envisions the following markets or marketing strategies for its suite of PREVU* tests:

•
Risk assessment by physicians. This market includes primary care physicians, hospitals and managed care organizations as well as various health care providers and programs, such as screening and preventive cardiology clinics where cardiovascular risk assessment is conducted.

•
Risk assessment outside physicians’ offices. This market includes retail pharmacies and in-store health clinics, large employers that offer health and wellness programs, wellness clinics or service providers, and natural health clinics or service providers.

•
Screening for insurance risk assessment. The market for insurance testing represents a significant opportunity for PREVU* LT throughout North America. About 14 million new insurance policies are granted every year, approximately 6.25 million of which include screening performed using oral fluid testing and/or blood. (American Council of Life Insurers: Life Insurance Fact Book, 2004)

•
Home testing market. PREVU* PT could be purchased by individuals in a retail pharmacy and self-administered at home to test and monitor skin cholesterol levels. The U.S. cholesterol self-test market is projected to grow from about US$30 million in 2003 to just under US$150 million in 2007, driven largely by the introduction of non-invasive measurement products. (Greystone Associates, Cholesterol Monitoring: Self-Testing Markets and Opportunities, 2003)

Colorectal Cancer Tests (ColorectAlert and ColoPath)

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

Colon and rectal cancer is staged by imaging and biopsy studies. According to the Duke’s Classification Method, a standard classification method for colon and rectal cancer, colorectal cancer is categorized into four groups:

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

Market

The American Cancer Society projects that in 2006 there will be an estimated 148,610 new cases of colorectal cancer in the U.S. and more than 55,170 deaths (accounting for 10% of all cancer deaths) resulting from the disease. This relatively high mortality rate is due in part to the lack of accurate screening tests for the early detection of the disease (American Cancer Society, Cancer Facts and Figures 2006). The primary risk factor for colorectal cancer is age, with more than 90% of cases diagnosed in individuals over the age of 50. According to the most recent available data from the U.S. Census Bureau, published in 2000, there are approximately 80 million  Americans over the age of 50. However, it is estimated that only about half of the people who should be screened for this deadly disease are actually screened. In 2003, 23% of people aged 50 and older had received an FOBT (home-based test) within the past two years. In 2003, 44% of people aged 50 and older had ever received a colorectal endoscopy (sigmoidoscopy or colonoscopy) (National Cancer Institute Cancer Trends Progress Report - 2005 Update).

On average, 13 person years of life are lost for each colorectal cancer death. In addition, treatments such as surgery, colostomies, chemotherapy and radiotherapy can also produce significant illness. Early detection of cancer is a high priority given the high cost of treatment and the costs associated with the premature death. The most prevalent test is FOBT but many patients and professionals generally do not want to perform the test because it involves smearing stool samples on a slide and because the test has relatively poor predictive values. Only 39% of colorectal cancers are discovered at an early, localized stage, mostly due to low rates of screening (American Cancer Society, Cancer Facts and Figures, 2006).

The Opportunity

The Corporation’s rectal mucus test (“ColorectAlert”) is a patented technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions. Dr. A.K.M. Shamsuddin (the “ColorectAlert Inventor”) of Baltimore, Maryland developed this technology at the University of Maryland School of Medicine. Pursuant to agreements (the “ColorectAlert Licence Agreement”) dated March 27, 1998, May 1, 1998 and October 23, 2001 between PreMD and the ColorectAlert Inventor, the Corporation acquired a licence for all diagnostic applications and products which incorporate or make use of this technology as well as the licence for the two existing U.S. patents and one Japanese patent. Pursuant to the terms of the ColorectAlert Licence Agreements, the Corporation is required to make payments upon achieving certain milestones leading up to FDA clearance of this test, and royalty payments based on revenues from sales of this technology. The ColorectAlert Licence Agreements do not provide for a fixed termination date and may only be terminated by the parties in the event of a material breach by the other party.

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

The Technologies

The ColorectAlert test detects the presence of a specific sugar in the rectal mucus of individuals who may have colorectal cancer or, potentially, precancerous polyps. This sugar is detected by a chemical reaction performed on a specimen placed on a test membrane following routine digital rectal examinations and does not require a blood sample. The same technology is being adapted for the detection of lung cancer and breast cancer, and could potentially be adapted for the detection of additional cancers. ColoPath is a similar assay to ColorectAlert.

Development History and Clinical Findings

As summarized in the table below, the Corporation has conducted clinical trials to validate the ColorectAlert Inventor’s data that had been collected on a few thousand patients:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
ColorectAlert, FOBT, CEA and Colonoscopy Study	Dr. Norman Marcon	St. Michael’s Hospital	Compare ColorectAlert with FOBT and CEA in screening for cancerous and pre-cancerous conditions, using colonoscopy to determine the actual presence of disease in each patient
ColorectAlert demonstrated the best overall level of accuracy of the three tests. For the entire study population, all three tests detected 81 per cent of the cancers (sensitivity), but ColorectAlert was much more specific, which means it produced significantly fewer false positive results than either FOBT or CEA.
Presented at Digestive Diseases Week, May 2000 ; presented at the American Association for Clinical Chemistry, July 2000.
Expanded ColorectAlert Studies	Dr. Norman Marcon	St. Michael’s Hospital	Compare ColoPath and ColorectAlert with FOBT and colonoscopy
ColorectAlert demonstrated higher sensitivity for early-stage cancer than FOBT, the existing standard test. ColorectAlert was more sensitive than FOBT and CEA for early stage (A and B) cancers, and for cancers in asymptomatic patients.
Presented at the American Association for Cancer Research, July 2003; published in the Proceedings of the American Association for Cancer Research 2003
U.S. National Cancer Institute EDRN Study	Dr. Dean Brenner	University of Michigan; Dana Farber Cancer Institute; Dartmouth Medical School; St. Michael’s Hospital; M.D. Anderson Cancer Center	Prospective cross-sectional cohort validation trial examining FOBT and other markers for colorectal cancer

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

FOBT has sensitivity of approximately 50% for cancer (Clinical Database “Should All People Over the Age of 50 have Regular Fecal Occult-Blood Tests?”, April 6, 1998) and a positive predictive value of 2%-17% (“Fecal Occult Blood Testing for Colorectal Cancer, Can We Afford To Do This?” Alquist, D.A. Gastroenterol Clin. North Am., 1997). This predictive value leads to unnecessary cost and patient inconvenience and anxiety due to unnecessary colonoscopies. In addition, compliance with fecal occult blood testing procedures (e.g. dietary restrictions) is estimated to be only 35-50% (Clinical Database, April 16, 1998). The single sample, or digital, fecal occult blood test that physicians often use to screen for colorectal cancer has been shown to miss 95% of malignancies and lesions likely to become cancerous (“Accuracy of Screening for Fecal Occult Blood on a Single Stool Sample Obtained by Digital Rectal Examination: A Comparison with Recommended Sampling Practice”, Annals of Internal Medicine, January 18, 2005). The Corporation believes that many physicians are dissatisfied by fecal occult blood testing in general and would prefer to have an improved test. Recently available immunochemical FOBT tests may perform better than traditional FOBT tests but still face limitations: early cancers tend not to bleed and most blood found in stool samples is present for reasons other than cancer. Additionally, immunochemical FOBT tests still require patients to sample from a stool and/or toilet water, which the Corporation believes is a barrier to patient compliance.
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

Key Markets

              ColorectAlert, following the appropriate regulatory clearance, could be used in the laboratory and, potentially, physicians’ offices. In 2000, Theta estimated that the global market for all cancer detection products, including mammography, would grow from US$2.0 billion in 1999 to US$2.8 billion in 2005 (Theta Reports, High Growth Diagnostic Markets, Report No 1045, September 2000).

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

3.
Spiral CT has been hailed as the technology that holds the greatest promise for cost effectively screening for lung cancer. Although it holds the ability to detect approximately 70% of lung cancers, it has a high cost which translates into US$300-$1,000 per test.

4.	Positron Emission Tomography is the most accurate screening test available at over 90% sensitivity. Since it is extremely expensive at US$2,500 per patient, widespread use would be unfeasible.

5.
Bronchoscopy is used as a final diagnostic option prior to surgery. It is highly invasive and results in a 0.2% mortality rate with the majority of patients unable to return to daily routines for several weeks or months.

Market

According to the American Cancer Society, in the U.S. in 2006 there will be an estimated 174,470 new cases of lung cancer and an estimated 162,460 lung cancer deaths, representing 29% of all cancer deaths (American Cancer Society, Cancer Facts and Figures, 2006). Lung cancer causes more deaths in both North American men and women than any other cancer, with a five-year survival rate for all stages combined of just 15%. The survival rate is 50% for cases detected when the disease is still localized. However, only 16% of lung cancers are diagnosed at an early, localized stage (American Cancer Society, Cancer Facts and Figures, 2006).

The Opportunity

LungAlert is based on a modified version of the ColorectAlert technology, using a sputum sample instead of a rectal mucus sample. See “Information on the Corporation - Business Overview - Colorectal Cancer Tests - The Opportunity” for licensing and technology information.

Development History and Clinical Findings

As summarized in the table below, PreMD has conducted clinical studies with LungAlert:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
LungAlert Pilot Study	Drs. John Miller and Gerry Cox	St. Joseph's Hospital	A blinded study examining LungAlert in a population with healthy patients, patients with benign lung disease and patients with cancer.	LungAlert detected 20 of 23 cancers.	Presented at the American Thoracic Society, May 2001; published in the Journal of Clinical Ligand Assay Society, 2002
LungAlert Smokers’ Study	Drs. John Miller and Gerry Cox	St. Joseph’s Hospital	Determine LungAlert’s effectiveness in detecting early-stage cancers, particularly in smokers, and to establish the relationship between LungAlert values and the stage and size of tumors
Interim data show that LungAlert’s reactivity in sputum samples may be useful as an initial screening test to identify high-risk subjects who would benefit from other tests, such as spiral computed tomography. Patients with cancer had significantly higher values than those who did not.
American Association for Cancer Research, July 2003; American Thoracic Society, May 2004
I-ELCAP (International Early Lung Cancer Action Program)	Dr. Heidi Roberts	Princess Margaret Hospital
Determine the ability of LungAlert to detect cancers among a high-risk population as well as relationship between LungAlert values and the stage and location of cancer. High-risk patients (1,000) undergo CT scans twice - once at baseline and once at one-year follow-up - and are tested with LungAlert.

Production and Services

The Corporation’s cancer-related technologies are all manufactured (for clinical trial purposes) by the Corporation itself in its laboratory located at McMaster University Medical Center.

Competition

To he Corporation’s knowledge, there are no FDA-approved tumor markers for lung cancer, although several are believed to be in development.

Several tests for lung cancer exist but due to their low ability to detect cancer, or their high cost, management believes that they are not suitable for cancer screening.

Management of the Corporation is aware of other diagnostic tests under development that may be useful for the detection of lung cancer and is currently monitoring their progress. Some of the firms involved in the development or marketing of such products are Biomoda Inc., Xillix Technologies Corp. and Perceptronix Medical Inc.

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

Market

About 212,920 women in the U.S. are expected to be diagnosed with invasive breast cancer in 2006, and about 40,970 women will die from the disease (American Cancer Society, Cancer Facts and Figures, 2006). There are slightly over 2 million women living in the U.S. who have been treated for breast cancer. Breast cancer is the second leading cause of death in women, after lung cancer. When breast cancer is found at a localized stage, the five-year survival rate is 98%.

The incidence of breast cancer is very low for women in their 20s, gradually increases and plateaus at the age of 45 and increases dramatically after 50. Fifty percent of breast cancer is diagnosed in women over 65.

The Opportunity

The Corporation’s breast cancer test is based on a modified version of the ColorectAlert and LungAlert technology but uses a sample of nipple-aspirate fluid, which is derived from the mammary ducts and expressed through the nipple.

Development History and Clinical Findings

PreMD has developed a prototype of the breast cancer test suitable for clinical evaluation:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
Pilot Study	Dr. Anees Chagpar	University of Texas M.D. Anderson Center	Determine ability of the breast cancer test to distinguish between cancerous and non-cancerous breast samples.
Data showed that the test demonstrated a statistically significant difference between early-stage breast cancer and non-cancerous samples, which demonstrates the test's effectiveness in identifying early-stage disease.
Presented at American Association for Cancer Research, July 2003; published in Cancer, July 2004
Pivotal Study	Dr. Anees Chagpar	University of Louisville	Confirm and extend findings of pilot study.

Production and Services

The Corporation’s cancer-related technologies are all manufactured (for clinical trial purposes) by the Corporation in its laboratory located at McMaster University Medical Center.

Competition

Other companies are developing and/or marketing proteomic- and genomic-based screening tests for cancer using nipple aspirate fluid, including Power3 Medical, Cytyc Corporation and NeoMatrix LLC. Other screening technologies in the breast cancer risk assessment field include serum screening, serum progression, tissue progression and a variety of imaging technologies to be used as adjuncts to mammography. Given the relatively high cost of such tests, the Corporation believes that such technologies would likely be complementary rather than competitive to the Corporation’s test.

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

Patent and Proprietary Protection

The Corporation seeks to acquire processes and/or products or acquire licences for processes and/or products, which may have existing intellectual property protection. If patents have not yet been issued on a technology, the Corporation will review the patent applications, if any, and examine the patentability of the technology in question. In some cases, the Corporation may actually file patent applications for technologies that it owns or in respect of which it has acquired a licence and subsequently developed. Such applications may cover composition of matter, the production of active ingredients and their novel applications. The Corporation has acquired, by licence or assignment, rights in patents and applications filed in Canada, the U.S. and internationally.

The Corporation retains independent patent counsel where appropriate. Management of the Corporation believes that the use of outside patent specialists ensures prompt filing of patent applications and patent maintenance as well as the ability to access specialists in various areas of patents and patent law to ensure complete patent filing.

Patent positions can be uncertain and involve many complex legal, scientific and factual questions. While the Corporation intends to protect its valuable proprietary information and believes that certain of its information is novel and patentable, there can be no assurance that: (i) any patent application owned by or licensed to the Corporation will be approved in all countries; (ii) proceedings will not be commenced seeking to challenge the Corporation patent rights or that such challenges will not be successful; (iii) proceedings taken against a third party for infringement of patent rights will be successful; (iv) processes or products of the Corporation will not infringe upon the patents of third parties; or (v) the scope of patents issued to or licensed by the Corporation will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any litigation may affect the Corporation’s efforts to develop, manufacture or market products. The cost of litigation to uphold the validity and prevent infringement of the patents owned by or licensed to the Corporation may be significant.

Issues may arise with respect to claims of others to rights in the patents or patent applications owned by or licensed to the Corporation As the industry expands, and more patents are issued, the risk increases that the Corporation’s processes and products may give rise to claims that they infringe the patents of others. Actions could be brought against the Corporation or its commercial partners claiming damages or an accounting of profits and seeking to enjoin them from clinically testing, manufacturing and marketing the affected product or process. If any such action were successful, in addition to any potential liability for damages, the Corporation or its commercial partners could be required to obtain a license in order to continue to manufacture or market the affected product or use the affected process. There can be no assurance that the Corporation or its commercial partners could prevail in any such action or that any license required under any such patent would be made available or, if available, would be available on acceptable terms. If no license is available, the Corporation’s ability to commercialize its products may be negatively affected. There may be significant litigation in the industry regarding patents and other intellectual property rights and such litigation could consume substantial resources. If required, the Corporation may seek to negotiate licenses under competitive or blocking patents that it believes are required for it to commercialize its products.

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

In August 2004, the Corporation learned that two of its U.S. patents, #5,489,510 and #5,587,295, had been listed as abandoned by the U.S. PTO for failure to pay maintenance fees. The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents. The Corporation filed a petition for reinstatement of the patents. In response to this petition, in February 2005 the U.S. PTO identified specific items that the Corporation should address, specifically regarding the credentials and procedures of the Corporation’s patent agents and their performance of clerical functions related to the payment of the maintenance fees. In June 2005, the Corporation filed a request for consideration.

On December 23, 2005, the U.S. PTO notified the Corporation of its decision not to reinstate the two patents. In February 2006, the Corporation filed a request for reconsideration with the U.S. PTO. The Corporation has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid. The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees. Damages claimed in that action have yet to be quantified.

The two patents in question are in force in other jurisdictions. In the U.S., the Corporation has an additional two patents in force covering other aspects of the technology as well as two patents pending. Consequently, management believes that it would be difficult for a competitor to develop similar products using this technology. However, there can be no assurance that others will not independently develop similar products.

The Corporation’s success depends, in large part, on its ability to obtain patents, maintain its trade secrets and operate without infringing the proprietary rights of third parties. See “Risk Factors - Patents and Proprietary Technology”.

A summary of the Corporation’s portfolio of patents and patents pending is included below:

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
		Europe Austria Great Britain France Germany Italy Sweden Switzerland	0 338 189	April 24, 1996	January 18, 2009
Granted	Multilayer Analytical Element	Australia South Korea United States Canada China Europe Belgium Germany Spain France Great Britain Greece Italy Ireland Netherlands Portugal Sweden Mexico Japan	702,663 235,211 6,605,440 2,207,555 95,197,367.3 0797774 227267 375507	June 3, 1999 September 21, 1999 August 12, 2003 February 24, 2004 June 23, 2004 November 10, 2004 April 15, 2005 January 6, 2006	December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Pending	Multilayer Analytical Element	PCT Brazil	CA95/00698 PI9510038-5	N/A Notice of Allowance Oct 4, 2005	N/A
Granted	Method of Determining Skin Tissue Cholesterol	United States Japan Canada	6,365,363 369,324 2281769	April 2, 2002 July 1, 2005 March 21, 2006	January 26, 2018 January 26, 2018 January 26, 2018
Pending	Method of Determining Skin Tissue Cholesterol	PCT Brazil Europe Hong Kong	RU98/00010 PI9807594-2 98901608.4 00105898.2	N/A	N/A
Granted	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	Australia	781034	August 18, 2005	August 4, 2020
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	PCT Brazil China Europe Russia Hong Kong India Japan	PCT/CA00/00918 PI0013096.6 00813497.9 00954181.4 RU 2002103517 0310671.6 PCT/2002/00307 2001-51596.4	N/A/ Accepted in Russia September 8, 2005	N/A

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Skin Cholesterol Measurement	United States Continuation in part	09/830,708 10/877,737	N/A	N/A
Pending	Direct Assay of Cholesterol in Skin Samples Removed by Tape Stripping	Canada PCT United States Continuation in part	2,465,427 PCT/CA2005/00642 Pub No. WO2005/106018 10/835,397 Pub No. US2005 - 0244908-A1 11/116,412 Pub No. US2005-0272212	N/A	N/A
Pending	Direct Assay of Skin Protein in Skin Samples Removed by Tape Stripping	United States	60/682,837	N/A	N/A
Pending	Method and Apparatus for Non-Invasive Measurement of Skin Tissue Cholesterol	United States PCT	60/656,381 Number not yet assigned	N/A	N/A
Abandoned	Method for visual indication of cholesterol on skin surface agents used therefore and methods for producing such agents	United States	5,489,510	February 6, 1996	February 6, 2013 Deemed to be abandoned; request for reconsideration filed February 2006
Abandoned	Method for producing affino-enzymatic compounds and visualizing agent and application thereof	United States	5,587,295	December 24, 1996	December 24, 2013 Deemed to be abandoned; request for reconsideration filed February 2006

ColorectAlert

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions	USA	5,162,202	November 10, 1992	December 12, 2009
Granted	Screening Test and Kit for Cancerous and Precancerous Conditions	USA	5,348,860	September 20, 1994	October 15, 2011
Granted	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions	Japan	2,990,528	October 15, 1999	April 27, 2010
Granted	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	Australia	781034	August 18, 2005	August 4, 2020
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	PCT Brazil China Europe Russia Hong Kong India Japan	PCT/CA00/00918 PI0013096.6 00813497.9 00954181.4 RU 2002103517 0310671.6 PCT/2002/00307 2001 515964	N/A Accepted in Russia September 8, 2005	N/A
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	USA Continuation in part	09/830,708 10/877,757	N/A	N/A
Pending	Liquid-Phase Galactose Oxidase-Schiff’s Assay	USA	60/717,758	N/A	N/A

ColoPath

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Screening Test for the Early Detection of Colorectal Cancer	USA	6,187,591	February 13,2001	March 16, 2019
Granted	Screening Test for the Early Detection of Colorectal Cancer	Australia	766,057	January 29, 2004	November 3, 2019
Granted	Screening Test for the Early Detection of Colorectal Cancer	Israel	139545	April 25, 2005	November 3, 2019
Pending	Screening Test for the Early Detection of Colorectal Cancer	Canada	2,352,184	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	Brazil	PI19915005	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	Mexico	012243	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	Korea	2001-7005707	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	India	INPCT/2001/00591	N/A	N/A
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	USA	5,416,025	May 16, 1995	November 29, 2013
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Europe	0731914	November 23, 1994	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	France	0731914	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Spain	ES 2155513	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Germany	69427131.4	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Great Britain	0731914	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Italy	0731914	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Australia	687,939	March 5, 1998	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	South Africa	94/9290	October 25, 1995	November 23, 2014
Pending	Screening Test for the Early Detection of Colorectal Neoplasia	Canada	2,176,508	N/A	N/A

LungAlert and Breast Cancer Test

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Screening Test and Kit for Cancerous and Precancerous Conditions	USA	5,348,860	September 20,1994	October 15, 2011
Granted	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	Australia	781034	August 18, 2005	August 4, 2020
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	PCT Brazil China Europe Russia Hong Kong India Japan	PCT/CA00/00918 PI0013096.6 00813497.9 00954181.4 RU 2002103517 0310671.6 PCT/2002/00307 2001 515964	N/A Accepted in Russia September 8, 2005	N/A
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	USA Continuation in part	09/830,708 10/877,737	N/A	N/A
Pending	Liquid-Phase Galactose Oxidase-Schiff’s Assay	USA	60/717,758

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

Competitors of the Corporation may: (i) use different technologies or approaches to develop products similar to products which the Corporation is seeking to develop; (ii) develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any developed by the Corporation; and (iii) succeed in obtaining regulatory approval of such products before the Corporation obtains approval of its products. There can be no assurance that the Corporation’s products will compete successfully or that research and development will not render the Corporation’s products obsolete or uneconomical. See “Risk Factors - Competition”.

In the long term, the Corporation believes that its ability to compete effectively will be based on its ability to create and maintain scientifically advanced technology, develop superior products, attract and retain scientific personnel with a broad range of technical expertise and capability, obtain proprietary protection for its products and processes, secure the required government approvals on a timely basis, identify and successfully pursue research and development projects for which significant market opportunities exist or are likely to develop, and manufacture and successfully market its products. The competition for personnel is intense and the Corporation cannot guarantee that personnel who are currently working on behalf of the Corporation will remain or that sufficiently qualified employees can be found to replace them. The loss of key employees and/or key contractors may affect the speed and success of product development. See “Risk Factors - Dependence on Key Employees”.

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

Regulatory Requirements

The Corporation develops novel diagnostic devices. These devices are regulated differently in each country in which the Corporation wishes to have its products sold. The regulations governing the sale and distribution of devices and the time taken for this approval process can vary more widely than for the approval of pharmaceuticals. However, it is generally recognized that the requirements for diagnostic products such as those that the Corporation is in the process of developing are less arduous than those for pharmaceuticals.

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

Before placing a medical device or IVD on the European Union (E.U.) market, the manufacturer must subject the product to the conformity assessment procedure that is provided in the applicable directive, with the intention of affixing a CE-mark to the product.  Certain products, such as the Corporation’s consumer version of the skin cholesterol test, currently in development, will require a third-party conformity assessment to be carried out by a “Notified Body”, which is a public or private company designated by member states of the European Union to assess a product’s conformity with the essential requirements of the medical device and IVD directives.  Other products, such as PREVU* POC, fall under the “Other” category of IVDs.  Products in this category can be self-CE-marked by the manufacturer without the involvement of a “Notified Body”.  As well, all manufacturers outside of the E.U. are required to designate an “Authorized Representative” in the E.U. who can respond to queries from member states and customers with regard to a CE-marked product on behalf of the manufacturer.

Once a product is CE-marked, it may be placed on the E.U. market and freely circulated throughout Member States.

The Corporation received HPB clearance for PREVU* POC in 2001, 510(K) clearance from the FDA for PREVU* POC as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multivessel CAD (>50% stenosis in >1 vessel as defined by coronary angiography) where further diagnostic evaluation is being considered. PREVU* POC was CE-marked on September 5, 2002 for European marketing. The Corporation’s clinical program is ongoing. The Corporation expects to submit regulatory applications for lab-processed and consumer formats of the skin cholesterol technology upon completion of certain clinical trials. Additionally, the Corporation expects to undertake new clinical studies to support new regulatory claims for PREVU* POC Skin Sterol Test’s use.

McNeil Consumer Healthcare commenced an education and awareness program and actively promoted PREVU* Point of Care Skin Sterol Test at major international medical conferences throughout 2004. McNeil made the product available for sale to the professional medical community in North America in early 2005, with additional world markets to follow. The other technologies of the Corporation are in various stages of clinical trials in the U.S. and Canada, and thus the timing for receipt of HPB and FDA clearance is uncertain. Generally, research and clinical data used to receive regulatory approval in one jurisdiction may be used for regulatory submissions in other jurisdictions.

While the Corporation has had success in receiving HPB and FDA clearance for PREVU* POC the product testing and approval/clearance process for the Corporation’s other technologies could take a number of years and involve the expenditure of significant resources. There can be no assurance that clearance will be granted on a timely basis, or at all.

Economic Dependence

Sales to McNeil in Canada represented 100% of total sales in 2005 and 2004. The Corporation did not record any sales in 2003. Accounts receivable from McNeil were consistent with the foregoing.

For the years ended December 31, 2005 and 2004, 100% of the Corporation’s total revenues were generated from McNeil.

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

C.    Organizational Structure

The Corporation’s operations are based in Canada. As at December 31, 2005 the Corporation had two wholly-owned subsidiaries: PreMD International Inc., a corporation incorporated under the laws of Switzerland; and 621178 Canada Inc., incorporated under the laws of Canada, to hold key man insurance coverage. PreMD International Inc., owns non-North American rights to PREVU* Skin Sterol Test and will manage sales of product to McNeil in these territories

D.    Property, Plants and Equipment

The Corporation currently rents approximately 3,500 square feet of office space at 4211 Yonge Street, Suite 615, Toronto, Ontario, M2P 2A9, Canada, its principal place of business. The Corporation also occupies approximately 1,050 square feet of laboratory facilities at McMaster University in Hamilton, Ontario, Canada under an agreement that expires on November 30, 2008. The terms of the foregoing lease agreement with McMaster University is qualified in its entirety by reference to the document attached hereto.

All assets are held in the name of the Corporation. The following table details the Corporation’s fixed assets as of December 31, 2005:

	Cost ($)	Accumulated Depreciation ($)	Net Book Value ($)
Manufacturing equipment	20,585	10,056	10,529
Computer equipment	293,388	185,361	108,027
Furniture and equipment	65,609	44,064	21,545
Research instrumentation	669,183	452,701	216,482
Laboratory equipment	60,496	14,787	45,709
Leasehold improvements	23,159	14,815	8,344
TOTAL	1,132,420	721,784	410,636

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5.    Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2005, 2004 and 2003, which have been prepared in accordance with Canadian generally accepted accounting principles. Some of the statements contained in this section constitute forward-looking statements. These statements relate to future events or to the Corporation’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

A.    Operating Results

Year Ended December 31, 2005 Compared With the Year Ended December 31, 2004

Net Loss

The consolidated loss for the year ended December 31, 2005 was $4,990,000 or $(0.23) per share compared with a loss of $5,569,000 or $(0.26) per share for the year ended December 31, 2004, a decrease of $579,000. The improvement resulted from an increase in sales and license revenue of $1,094,000, which was partially offset by an increase in interest and imputed interest of $484,000 on convertible debentures, issued on August 30, 2005.

Revenue

Product sales of PREVU* Skin Sterol Tests to the Corporation’s licensee, McNeil Consumer Healthcare, amounted to $426,000 in 2005 compared with $183,000 in 2004. McNeil made PREVU* POC available for sale in 2005 to medical professionals in Canada, the U.S. and select European markets.

As reported in 2004, the Corporation completed a worldwide licensing agreement with McNeil to sell its cardiovascular products under the brand name PREVU* Skin Sterol Test. The upfront cash payments from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, have been deferred and are being recognized into income on a straight-line basis over the relative terms of the agreements (10 and 15 years, respectively). Thus, the amounts being recognized into income for 2005 and 2004 are $307,000 and $182,000, respectively. Furthermore, minimum sales levels in the agreement provided additional revenue of $194,000 and $120,000 in 2005 and 2004, respectively, which was reported as license revenue. Milestone revenues amounted to a further $638,000 in license revenue for 2005 compared with nil in 2004. Total license revenue amounted to $1,153,000 for 2005 compared with $302,000 in 2004.

Cost of Sales and Gross Profit

Cost of product sales exceeded sales for 2005 by $3,000, compared to $7,000 in 2004. The loss resulted from development costs for label and software changes to inventory. It is expected that sales will generate positive gross margins in the future.

Research and Development

Research and development expenditures for the year increased by $507,000 to $3,120,000 from $2,613,000 in 2004. The variance for the year reflects:
•
A $410,000 increase in spending on clinical trials for skin cholesterol and cancer to $898,000 from $488,000 in 2004. This increase is related to additional trials for skin cholesterol to lead to additional regulatory approvals, a new trial for breast cancer and continuation of the lung cancer trial (the “I-ELCAP” study). The Corporation currently has 15 clinical trials ongoing;

•
Increased legal fees on intellectual property, which amounted to $331,000 compared with $292,000 in fiscal 2004. These costs include $189,000 in 2005 ($96,000 in 2004) related to the petition for reinstatement of two U.S. patents for skin cholesterol that had been deemed abandoned;

•
An increase of $135,000 in subcontract research to $451,000 in support of the development of a second-generation color reader for the skin cholesterol test. This was partially offset by a decrease in product development expenditures for supplies of $55,000;

•
An increase in stock-based compensation expense of $23,000 resulted in non-cash expenses for research personnel of $147,000 in 2005 compared with $124,000 for 2004. This reflects the amortization of the 2003 and 2004 grants as well as the 2005 grants; and

•	A decrease in compensation of $53,000, reflecting lower incentive payments for the year for performance milestones.

General and Administration Expenses

General and administration expenses amounted to $2,655,000 compared with $3,355,000 in 2004, a decrease of $700,000. The decrease for the year reflects:
•
A reduction of $434,000 in professional expenses resulting from the non-recurring expenditure of $478,000 incurred in 2004 for the unsolicited offer to acquire the shares of IBEX Technologies Inc. (“IBEX”);

•
A reduction of $54,000 in stock-based compensation for options for administrative personnel and consultants. This resulted in a non-cash expense of $422,000 compared with $476,000 in 2004. The 2004 amount included $95,000 as the fair value of the cashless exercise of options by an officer of the Corporation;

•	A reduction in investor relations expenses by $61,000 following the completion of some consulting contracts during 2005;
•	A reduction in compensation of $38,000, reflecting lower incentive payments for 2005 for performance milestones; and
•	A reduction of $45,000 in travel expenses as a result of fewer international business development meetings.

Interest on Convertible Debentures

Interest on convertible debentures (issued on August 30, 2005) amounted to $228,000 in 2005 compared to nil in 2004. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. Imputed interest of $256,000 (compared to nil in 2004) represents the amortization of the fair value of the warrants and equity component of the debentures.

Amortization

Amortization expenses for equipment and acquired technology for 2005 amounted to $210,000 compared with $224,000 in 2004. The amortization of production molds amounted to $3,000 in 2005 (2004 - $7,000), and was recorded as a cost of inventory. Purchases of equipment to support administration, clinical trials and manufacturing amounted to $130,000 in 2005 and $165,000 in 2004. Amortization of deferred financing fees amounted to $43,000 for 2005 compared to nil in 2004. The financing fees are amortized over the life of the convertible debentures.

Investment Tax Credits

Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $199,000 for 2005 compared with $205,000 in 2004.

Interest Income

Interest income amounted to $173,000 for 2005, compared with $124,000 for 2004. The increase resulted from the investment of the proceeds of the convertible debentures in August 2005.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for 2005 was $4,782,000 compared with $5,478,000 in 2004.

Other

The increase in accounts receivable as at December 31, 2005 reflects the milestone revenues receivable from the Corporation’s licensee, referred to above under “Revenue”.

The financing fees related to the convertible debenture are pro-rated between the debt and the fair value of the equity and warrant features. The debt portion is deferred and amortized over the term of the debenture. The unamortized portion amounted to $478,000 at December 31, 2005.

There is a significant decrease of $730,000 in accounts payable in 2005 compared with 2004. The 2004 amount included an amount for the purchase of inventory of approximately $340,000 and most of the expenses related to the IBEX offer. On August 30, 2005, the Corporation announced that it had completed a bought-deal private placement financing with a syndicate of underwriters led by Orion Securities Inc. and including Loewen Ondaatje McCutcheon Limited, issuing CDN$10,000,000 (US$8,210,000) of units (the “Units”) of the Company for net proceeds of approximately CDN$9,250,000 (US$7,600,000). Each Unit is comprised of a US$1,000 principal amount 7% convertible debenture and 157 common share purchase warrants, each convertible into one common share of the Company.

The debentures mature on August 30, 2009 and will be convertible into common shares of the Corporation at $3.47 (US$2.85) at any time following the closing date. The debentures bear interest at the rate of 7% per annum payable quarterly in cash, or, provided certain conditions are met, at the option of the Corporation, in common shares, or a combination thereof. Common shares issued in satisfaction of interest payments will have an issue price of 90% of the average of the volume weighted average price of the common shares on the Toronto Stock Exchange for the five trading days immediately prior to the applicable interest payment date. Each warrant shall have a term of five years and an exercise price of $3.57 (US$2.93). The summaries of the terms of the foregoing agreement, debentures and warrants are qualified in their entirety by reference to those documents attached hereto.

         Year Ended December 31, 2004 Compared With the Year Ended December 31, 2003

Net Loss

The consolidated loss for the year ended December 31, 2004 was $5,569,000 ($0.26 per share) compared with $4,063,000 ($0.19 per share) for the year ended December 31, 2003, an increase of $1,506,000.

Revenue

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

Research and Development

Research and development expenditures for the year increased by $694,000 to $2,613,000 from $1,919,000 in 2003. The variance for the year reflects the following:
•
A $253,000 increase in spending on clinical trials for skin cholesterol and cancer to $488,000 from $235,000 in 2003. This increase is related to a lung cancer trial (the “I-ELCAP” study) and the large skin cholesterol study being conducted with AtheroGenics, Inc. that commenced in the latter part of 2003;

•
Increased filing fees on intellectual property, which amounted to $196,000 compared with $92,000 in fiscal 2003. During the year, the Corporation filed new patents on skin cholesterol in numerous European countries. In addition, the Corporation incurred costs of $96,000 related to filing a petition for reinstatement of two U.S. patents for skin cholesterol that had been deemed abandoned;

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

Amortization

Amortization expenses for equipment and acquired technology for 2004 amounted to $224,000 compared to $281,000 in 2003. Purchases of equipment amounted to $165,000 in 2004 and $386,000 in 2003. The amortization of molds for manufacturing inventory was recorded as a cost of inventory and amounted to $7,000 (2003 - nil).

Investment Tax Credits

Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $205,000 for 2004 compared with $223,000 in 2003. The December 2003 tax credit receivable of $180,000 was received from the government in 2005.

Interest Income

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

B.    Liquidity and Capital Resources

As at December 31, 2005, the Corporation had cash, cash equivalents and short-term investments totaling $8,679,000 ($5,196,000 as at December 31, 2004). The Corporation invests its funds in short-term financial instruments and marketable securities. Cash used in operating activities during the year amounted to $5,308,000 compared with $1,370,000 in 2004. For 2004, cash used in operating activities included $2,818,000 of deferred revenue received from McNeil as part of the upfront license fees that are being recognized into income over the life of the agreements.

On August 30, 2005, the Company issued $9,828,000 (US$8,210,000) unsecured convertible debentures, maturing on August 30, 2009, for net proceeds of $8,966,000 after deducting issue fees and expenses of $862,000. The issue costs attributable to the liability component have been deferred and will be amortized over the life of the debt. The issue costs attributable to the equity component of the convertible debentures and the warrants have been deducted from the respective balances.

To date, the Corporation has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial ITCs. Management believes that, based on historical cash expenditures and the current expectation of further revenues from product sales, royalties and license revenues, the Corporation’s existing cash resources together with the ITC receivable of $200,000 will be sufficient to meet the Corporation’s current operating and capital requirements through at least 2008.

However, the Corporation’s future capital requirements will depend on many factors, including sales and license revenue growth, continued progress in the Corporation’s product development and clinical programs, time and expense associated with regulatory filings, prosecuting and enforcing the Corporation’s patent claims, and costs associated with obtaining regulatory approvals.

C.    Research and Development and Patents and Licenses

In fiscal 2005, the Corporation spent $3,120,000 on Corporation-sponsored research and development activities compared with $2,613,000 and $1,919,000 in 2004 and 2003, respectively.

Below is a summary of the Corporation’s products and the related stages of development for each product in clinical development. The summary contains forward-looking statements regarding timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates produced in the table.

Product	Description / Indication	Phase of Development	Approx. % Completed	Collaborator	Estimate of Completion of Phase
Coronary Artery Disease (CAD) Risk Assessment Technology:
PREVU* POC Skin Sterol Test (previously Cholesterol 1,2,3™)	Point of care skin cholesterol test that provides information about an individual’s risk of coronary artery disease	Regulatory clearance in Canada, U.S. and Europe; start of commercial sales Expand regulatory claims	100% 60%	McNeil Various clinical trial sites	2005 2006
PREVU* LT Skin Sterol Test	Lab-processed skin cholesterol test	Clinical trials in progress	75%	McNeil	2006
		Commercial launch in select markets	nil	McNeil	2006
PREVU* PT Skin Sterol Test	Semi-quantitative consumer test	Prototype development	50%	McNeil	2006
Cancer Technologies:
ColorectAlert™& Colopath™	Mucus tests for early detection of colorectal cancer	2,000 patients tested in clinical trials	100%	St. Michael’s Hospital	2004

		Additional clinical studies to support commercialization	10%	N/A	2006/07
LungAlert™	Sputum test for early detection of lung cancer	Automation of procedures 1,000 patients tested in clinical trials	60% 80%	St. Joseph’s Hospital; I-ELCAP	2006

		Expand clinical trials; publish scientific papers	50%		2006/07
Breast Cancer Test	Aspirate test for early detection of breast cancer	Completed pilot study; pivotal study underway	25%	University of Louisville	2006
All Cancer Tests	Improvement of assay method	Alternative format development	80%	N/A	2006

The table below sets out the estimated costs incurred for each of the Corporation’s products for the years ended December 31, 2005, 2004, 2003 and 2002. In addition, an historical cumulative total of costs incurred since February 1997, per product, has been provided. Prior to February 1997, the Corporation did not track its costs by project.

Product	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 02003	Fiscal Year Ended December 31,2002	Historical Cumulative total since February 1, 1997
CAD Risk Assessment Technologies	$2,025,000	$1,476,000	$860,000	$1,188,000	$8,567,000
ColorectAlert™ and ColoPath™	$309,000	$304,000	$327,000	$495,000	$2,990,000
LungAlert™	$309,000	$255,000	$228,000	$178,000	$1,138,000
Breast Cancer	$66,000	$42,000	$45,000	nil	$153,000

The Corporation started to generate revenues from sales of PREVU* in the calendar year 2005. The Corporation anticipates that costs to complete the development of new formats and clinical trials of the coronary artery disease technologies will not exceed $3 million.

With respect to the Corporation’s cancer-related products, the Corporation estimates that the costs to complete clinical trials and commercialize the colorectal cancer technology will not exceed $3 million. However, given the nature and uncertainty of ultimately receiving regulatory clearance for these cancer-related products, the Corporation is unable to reasonably estimate the timing of these projects’ commercialization.

D.    Trend Information

See “Information on the Corporation - Business Overview.”

E.	Off-Balance Sheet Arrangements

The Corporation has no material Off Balance Sheet arrangements.

   F.   Contractual Commitments

As at December 31, 2005, the Corporation had certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

	Total	Less than 1 Year	1 - 2 Years	2−5 Years
Clinical Trials	$2,478,000	$1,698,000	$780,000	$	nil
Research Agreements	72,000	72,000	nil		nil
Other	431,000	137,000	139,000		155,000
Total	$2,981,000	$1,907,000	$919,000		$155,000

Certain other obligations, totaling up to $345,000, are only payable upon the achievement of specific events.

The $9,828,000 (US$8,210,000) convertible debentures the Corporation issued on August 30, 2005 are payable in U.S. dollars and are due in August 2009.

ITEM 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

SENIOR MANAGEMENT

Brent Norton, MD, MBA, 45, President and CEO, Director

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

Tim Currie, BA, 42, Vice President, Corporate Development

Mr. Currie joined the Corporation on January 4, 2000 as Director, Business Development. On June 16, 2004, Mr. Currie was promoted to his current position. His career includes more than 15 years of experience in the pharmaceutical and health information fields in various senior sales and marketing positions for large multinational companies.

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

Michael Evelegh, Ph.D., 53, Executive Vice President, Clinical and Regulatory Affairs

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

Ron Hosking, 61, Vice President, Finance and Chief Financial Officer

Mr. Hosking joined the Corporation on September 25, 1997 in the position he currently holds as the Corporation’s Vice President, Finance and Chief Financial Officer.

Mr. Hosking’s career includes more than 20 years in the health care industry managing the finances of multinational and early-stage companies. Prior to joining the Corporation, Mr. Hosking was Vice President and Chief Financial Officer of LifeTECH Corporation, a biotechnology corporation, from 1996 to 1997. Prior to that time, Mr. Hosking had been Vice President and Chief Financial Officer of Biomira Diagnostics, Inc and of Ortho Diagnostics Inc. (a Johnson & Johnson company). He is a Chartered Accountant and completed his B.Comm at the University of Toronto in Toronto, Ontario, Canada.

Mr. Hosking has been actively involved in industry and professional associations, including tenures as Chairman of the Board of Medical Devices Canada (MEDEC) and President of Financial Executives International (FEI) Toronto. He is currently a member of FEI and the Toronto Biotechnology Initiative (TBI).

DIRECTORS

Stephen A. Wilgar, BA, MBA, 68, Chairman of the Board

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

H.B. Brent Norton, MD, MBA, 45, Director

See description above under “Directors, Senior Management and Employees - Directors and Senior Management - Senior Management.”

  Anthony F. Griffiths, BA, MBA, 76, Director

Mr. Griffiths has served as one of the Corporation’s directors since July 13, 1995. From 1997 to the present Mr. Griffiths has served as Director and Chairman of Russel Metals Inc. Since 2002 to the present, he has served as Director and Chairman of Novadaq Technologies, Inc., which completed its initial public offering in June 2005. In addition, Mr. Griffiths is a Director of numerous companies, including Fairfax Financial Holdings Limited from 2002, Vitran Corporation Inc from 1987, Alliance Atlantis Communications Inc. from 1996, Hub International Limited from 1998, Northbridge Financial Corporation from 2003, Odyssey Re Holdings Corp. from 2001 and Jaguar Mining from 2004 to the present.

From 1987 to 1993, Mr. Griffiths was Chairman of Mitel Corporation, also serving as President and Chief Executive Officer from 1991 to 1993. From 2004 to November 2005, Mr. Griffiths served as Director and Chairman of Leitch Technology Corporation (Director since 1994). From 1994 and 2000, respectively, to 2004, Mr. Griffiths served as Director and Chairman of Slater Steel Inc. and Brazilian Resources Inc. He was also a Director of ShawCor from 1980 to 2004, Teklogix International Inc. from December 1998 to September 2000, Calian Technology Ltd. from 1993 to 2004, Canadian Tire Corporation from 1988 to 1998, QLT Inc. from 1988 to 2002 and Consumers Packaging Inc. from 2000 to 2002.

Ronald D. Henriksen, MBA, 67, Director

Mr. Henriksen has served as one of the Corporation’s directors since June 16, 2004. Mr. Henriksen has 35 years of experience in healthcare, working in the pharmaceutical, biotechnology, consulting, technology transfer and venture capital industries. Since March 2002, Mr. Henriksen has served as the Chief Investment Officer of Twilight Ventures, LLC, an Indianapolis-based venture capital firm investing exclusively in life science companies. Since January 1, 2005 and February 1, 2005, respectively, he has served as Chairman and Chief Executive Officer of Semafore Pharmaceuticals, Inc., and as President and Chief Executive Officer of EndGenitor Technologies Inc.

Previously, Mr. Henriksen was the President of ARTI (Indiana University’s Advanced Research & Technology Institute) from November 1998 until March 2002.

Mr. Henriksen has served on the board of directors of ANGEL Learning, QLT, Inc., Cytori Therapeutics and BioStorage Technologies since 2000, 1997, 2002 and 2003, respectively. He received his Bachelor of Science in Industrial Administration at Iowa State University and a Masters of Business Administration “with distinction” from the Harvard Business School.

David Rosenkrantz, P. Eng., 48, Director

Mr. Rosenkrantz has served as one of the Corporation’s directors since June 11, 1998. Mr. Rosenkrantz has been President and Director of Patica Securities Limited since 1993 and is the founding partner of Patica Corporation, a merchant banking corporation. In addition, Mr. Rosenkrantz has served as Director of Stellar Pharmaceuticals Inc. since 2002 (Chairman from 2002 to 2004), Versent Corporation since 1993 (Chairman since 2004), Neuromolecular Inc. since 2001, Carfinco Income Fund since 2002, Medisystem Technologies Inc. (Lead Director) since 2004 and RAS Completions Inc. since 2000. He was also a Director of LymphoSign Inc. from 2000 to 2003, Northern Mountain Helicopter Group Inc. from 1996 to 2000 and Beta Brands Inc. from 1993 to 1995.

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

B.    Compensation

1. Summary Compensation Table

The following table is a summary of the compensation paid by the Corporation to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; (iii) Vice President, Finance and Chief Financial Officer; and (iv)Vice President, Corporate Development (collectively, the “Named Executive Officers”) for the years ended December 31, 2005, 2004 and 2003.

Name and Position	Financial Year Ended	Annual Compensation			Long-term Compensation	All other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation(1) ($)	Securities Under Option Granted (#)
Dr. Brent Norton President and Chief Executive Officer	Dec. 31, 2005 Dec. 31, 2004 Dec. 31, 2003	$331,250 $285,000 $285,000	$28,500 $142,500 -	- - -	100,000 - 70,000	$22,101 -
Ronald Hosking Vice President, Finance and Chief Financial Officer	Dec. 31, 2005 Dec. 31, 2004 Dec. 31, 2003	$191,461 $167,500 $150,000	$30,000 $30,000 $24,000	- - -	52,000 - 85,000	$13,691 - -
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	Dec. 31, 2005 Dec. 31, 2004 Dec. 31, 2003	$244,125 $225,000 $225,000	$22,500 $56,250 -	- - -	65,000 - 50,000	- - -
Tim Currie Vice President, Corporate Development	Dec. 31, 2005 Dec. 31, 2004	$200,400 $150,000	$29,100 $45,000	- -	52,000 35,000	$6,230 -

Notes:

(1)
Unless otherwise disclosed, the aggregate amount of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the salary and the bonus of each Named Executive Officer for the years ended December 31, 2005, 2004 and 2003.

2.	Long-term Incentive Plan Awards during the Year Ended December 31, 2005

No Long-term Incentive Plan Awards were made to the Named Executive Officers during the year ended December 31, 2005.

3. Option Grants during the Year Ended December 31, 2005

During the year ended December 31, 2005, the following incentive stock options were granted to the Named Executive Officers:

Name and Position	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dr. Brent Norton President and Chief Executive Officer	100,000	19.2%	$2.95	$2.95	February 6, 2010
Ronald Hosking Vice President, Finance and Chief Financial Officer	52,000	10.0%	$2.95	$2.95	February 6, 2010
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	65,000	12.5%	$2.95	$2.95	February 6, 2010
Tim Currie Vice President, Corporate Development	52,000	10.0%	$2.95	$2.95	February 6, 2010
Note:

(1)	These options will vest annually over a period of five years.

4.	Aggregated Option Exercises during the Year Ended December 31, 2005 and Financial Year-end Option Values

The following table sets out (i) the number of Common Shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2005 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2005:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at FY-End ($) Exercisable/ Unexercisable (3)
Dr. Brent Norton, President and Chief Executive Officer	-	-	650,000 (1) 532,500/117,500(2)	nil/nil
Ronald Hosking, Vice President, Finance and Chief Financial Officer	-	-	173,000 (1) 62,800/110,200(2)	nil/nil
Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	-	-	285,000 (1) 207,500/77,500(2)	nil/nil
Tim Currie Vice President, Corporate Development	-	-	273,000 (1) 125,000/148,000(2)	nil/nil

Notes:

(1)
These options will vest (i) upon the occurrence of certain performance-related milestones of the Corporation relating to the Corporation’s core technologies (e.g. launch of clinical trials, FDA clearance of initial claims); (ii) based upon the Corporation’s financial performance (e.g. earnings per share targets); and/or (iii) annually over a pre-determined number of years.

(2)	These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.
(3)	Based upon a closing price of $1.46 for the Common Shares on the Toronto Stock Exchange on December 31, 2005.

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

The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. As at April 15, 2006, the Corporation has issued an aggregate of 123,869 Common Shares under the Purchase Plan to its employees, officers and directors.

 C.    Board Practices

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operations of the Corporation. The following table lists the directors of the Corporation, the positions they hold with the Corporation and the dates the directors were first elected or appointed:

Name	Position	Term
Dr. H.B. Brent Norton	President, Chief Executive Officer and Director	President, CEO: 1992-present Director: March 17, 1993-present
Stephen A. Wilgar	Director and Chairman	March 17, 1993-present
Anthony F. Griffiths	Director	July 13, 1995-present
Ronald D. Henriksen	Director	June 16, 2004-present
David A. Rosenkrantz	Director	June 11, 1998-present

The Board of Directors was elected at the annual meeting of shareholders on May 25, 2005, and each director will serve until the next annual meeting of shareholders or until their resignation. During the year ended December 31, 2005, a total of $73,833 was paid to the directors of the Corporation in their capacity as directors. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation’s incentive stock option plan. During the financial year ended December 31, 2005, options to purchase an aggregate of 75,000 Common Shares were granted to the non-executive directors. (see “Directors, Senior Management and Employees - Share Ownership - Stock Option Plan”). None of the directors or executive officers of the Corporation have directors’ service contracts with the Corporation or its subsidiary providing for benefits upon termination of employment.

The Corporation has entered into employment agreements with each of the Named Executive Officers. Each of these employment agreements sets out the obligations of the Named Executive Officers to the Corporation and the compensation to be paid to them. These Named Executive Officers’ compensation includes a combination of base salary, cash bonus, stock options and other benefits.

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

Unless terminated earlier pursuant to the terms of their respective agreements, the employment with the Corporation of Mr. Hosking and Mr. Currie shall continue indefinitely. If the employment of Mr. Hosking or Mr. Currie is terminated without cause, he is entitled to an amount equal to 12 months or 18 months, respectively, of his then current (i) annual salary; (ii) benefits under the agreement; and (iii) bonuses or other forms of long-term compensation as may have been granted by the Board of Directors. Such payments to each of Mr. Hosking or Mr. Currie are subject to certain reductions in the event that he finds alternative employment. In the event of termination by either of Mr. Hosking or Mr. Currie within a certain period after a “Change of Control” (as such term is defined in the employment agreement) of the Corporation, he is entitled to an amount equal to 12 months of his then current annual salary, payable immediately. Further, in the event of termination without cause or in the event of a Change of Control, all of his options shall immediately vest and shall be exercisable for a period of 30 days after such termination. Each of Mr. Hosking and Mr. Currie has also agreed not to compete with the Corporation for one year in the event that he is terminated with or without cause or if he voluntarily resigns from the Corporation.

For 2005, the compensation and corporate governance committee was composed of Anthony F. Griffiths, Ron Henriksen and David A. Rosenkrantz. The compensation and corporate governance committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the compensation and corporate governance committee is to ensure that the compensation provided to the Named Executive Officers and the Corporation’s other senior officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the senior officers is matched with the financial interest of shareholders. They also ensure that the Named Executive Officers and the Corporation’s senior officers are paid fairly and commensurably with their contributions to furthering the Corporation’s strategic direction and objectives. The Corporation also grants stock options to its officers, directors and employees from time to time in accordance with the Corporation’s stock option plan.

For 2005, the audit committee of the Corporation, composed entirely of outside directors, was made up of Stephen A. Wilgar, Anthony F. Griffiths and David A. Rosenkrantz, each of which meets the independence requirements of the listing standards of the American Stock Exchange. Mr. Rosenkrantz is the Chair of the audit committee. The audit committee has primary responsibility for ensuring the integrity of the Corporation’s financial reporting, risk management and internal controls. The audit committee has unrestricted access to the Corporation’s personnel and documents and has direct communication channels with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate. The audit committee receives and reviews the annual and financial statements of the Corporation and makes recommendations thereon to the Board of Directors prior to their approval by the Board of Directors. The audit committee also reviews the scope and planning of the external audit, the form of audit report, and any correspondence from or comments by the external auditors regarding financial reporting and internal controls. Moreover, the audit committee is responsible for correcting weaknesses identified by the external auditors with respect to the internal control systems and for ensuring that the recommended corrections have been implemented.

On February 2, 2006, the Corporation established a nominating committee, composed entirely of outside directors, made up of Ron Henriksen, Anthony F. Griffiths and Stephen A. Wilgar. The role of the Nominating Committee is to coordinate and manage the process of recruiting, interviewing, and recommending candidates to the Board of Directors. This committee has a formal written charter which outlines the committee’s responsibilities, requisite qualifications for new directors, the appointment and removal of directors and the reporting obligations to the Board of Directors. In addition, the Nominating Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

D.    Employees

The Corporation currently employs 18 full-time employees, 11 of whom are located at its head office in Toronto, Ontario, Canada, and seven at its research laboratory in Hamilton, Ontario, Canada. In addition, the Corporation has contractual arrangements with a number of research scientists and organizations that provide staff and related services. These contracts provide flexible and directed research staff to the Corporation on an as-needed basis.

E.    Share Ownership

The following table shows the number of Common Shares and options to purchase Common Shares beneficially owned by each director and the Named Executive Officers as of April 15, 2006.

Name	Common Shares held directly and beneficially	% of Outstanding Common Shares as of April 15, 2006	Options outstanding	Exercise price	Expiration date
Dr. H.B. Brent Norton	2,437,748	11.3%	120,000	$4.00	Feb. 16, 2007
			240,000	$2.86	Nov. 16, 2007
			70,000	$4.00	Dec. 5, 2008
			100,000	$2.95	Feb. 6, 2010
			200,000	$1.25	Feb. 16, 2011

Michael Evelegh, Ph.D	379,261	1.8%	60,000	$4.00	Feb. 16, 2007
			50,000	$2.86	Nov. 16, 2007
			50,000	$4.00	Dec. 5, 2008
			65,000	$2.95	Feb. 6, 2010
			120,000	$1.25	Feb. 11, 2011

Ronald G. Hosking	293,778	1.4%	36,000	$4.00	Feb. 16, 2007
			50,000	$2.85	Jun 27, 2008
			35,000	$4.00	Dec. 5, 2008
			65,000	$2.95	Feb. 6, 2010
			52,000	$2.95	Feb. 6, 2010
			48,000	$1.40	Feb. 28, 2011

Tim Currie	12,000	0.1%	20,000	$3.45	Mar. 1, 2006
			10,000	$3.60	Mar. 20, 2006
			36,000	$4.00	Feb. 16, 2007
			50,000	$2.85	Mar. 3, 2008
			35,000	$4.00	Feb. 23, 2009
			52,000	$2.95	Feb. 6, 2010
			120,000	$1.25	Feb. 16, 2011

Name	Common Shares held directly and beneficially	% of Outstanding Common Shares as of April 15, 2006	Options outstanding	Exercise price	Expiration date
Stephen A. Wilgar	275,038	1.3%	10,000	$2.86	Nov. 16, 2007
			30,000	$4.00	Dec. 5, 2008
			30,000	$4.09	Aug. 7, 2009
			30,000	$3.41	June 25, 2010

Anthony F. Griffiths	510,500	2.4%	5,000	$2.86	Nov. 16, 2007
			15,000	$4.00	Dec. 5, 2008
			15,000	$4.09	Aug. 7, 2009
			15,000	$3.41	June 25, 2010

David A. Rosenkrantz	354,133	1.6%	5,000	$2.86	Nov. 16, 2007
			15,000	$4.00	Dec. 5, 2008
			15,000	$4.09	Aug. 7, 2009
			15,000	$3.41	June 25, 2010

Ronald Henriksen	0	0.0%	15,000	$3.50	Apr. 12, 2009
			15,000	$3.41	June 25, 2010

Employee Share Purchase Plan

See description above under “Directors, Senior Management and Employees - Compensation - Employee Share Purchase Plan.”

Stock Option Plan

The Corporation has established a stock option plan (the “Option Plan”) in order to encourage directors, senior officers, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation and to provide an incentive to such persons related to the performance of the Corporation.

Under the Option Plan, which is administered by the Board of Directors of the Corporation, options to acquire Common Shares may be granted to persons, firms or companies who are employees, senior officers, directors or consultants of the Corporation or any subsidiary of the Corporation.

The directors of the Corporation may from time to time grant options to eligible optionees. At the time options are granted, the directors shall determine the number of options, the date when the options are to become effective and, subject to the other provisions of the Option Plan and subject to applicable laws and regulations, all other terms and conditions of the options. No one optionee can receive options entitling the optionee to purchase more than 5% of the issued and outstanding Common Shares, calculated on an undiluted basis, less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism. In addition, the maximum number of Common Shares, together with any other Common Shares which may be issuable under any other Share Compensation Arrangements (as such term is defined in the Option Plan), (i) which may be reserved for issuance under the Option Plan to Insiders (as such term is defined in the Option Plan as an “insider” or “associate” of an insider, as such terms are defined in the Securities Act (Ontario)) as a group shall be 10% of the issued and outstanding number of Common Shares; (ii) which may be issued to Insiders as a group within a one-year period shall be 10% of the issued and outstanding number of Common Shares; and (iii) which may be issued to any one Insider shall be 5% of the issued and outstanding number of Common Shares.

The exercise price of each option shall be determined in the discretion of the directors of the Corporation at the time of the granting of the option, provided that any exercise price may not be less than the “market price” of the Common Shares (being the closing price of the Common Shares as reported by the Toronto Stock Exchange on the trading day immediately prior to the date of grant).

All options shall be for a term and exercisable from time to time as determined in the discretion of the directors of the Corporation at the time of the granting of the options. The maximum exercise period for options granted under the Option Plan is 10 years although options are typically granted with a five year term. Options are typically subject to vesting conditions based upon time or performance related milestones as determined by the Board of Directors from time to time.

Unless otherwise determined by the Board of Directors, options terminate (i) immediately upon an optionee’s employment with the Corporation being terminated for cause; (ii) 30 days from the date of termination in the case of termination unless as a result of permanent disability, early retirement or death; (iii) 90 days from the date of termination if such termination is a result of permanent disability or early retirement; and (iv) 90 days from the date of termination if such termination is a result of death. Each of the preceding time periods are subject to earlier expiry in the normal course based upon the original exercise period.

Options are not assignable by the optionees except for a limited right of assignment to allow the exercise of options by an optionee’s legal representative in the event of death or incapacity.

The Option Plan provides that the Corporation may arrange for the Corporation or any subsidiary thereof to make loans or provide guarantees for loans by financial institutions to assist eligible optionees to purchase Common Shares upon the exercise of options. Any such loans granted by the Corporation or any subsidiary thereof shall be full recourse to the optionee and shall be secured by the Common Shares so purchased.

On May 25, 2005, the Shareholders passed a resolution approving certain amendments to the Option Plan to increase the maximum number of Common Shares which may be issued upon the exercise of options granted pursuant to the Option Plan to all participants from 3,000,000 to 3,500,000. As at April 15, 2006, 2,915,785 Common Shares, being approximately 13.5% of the currently issued Common Shares, were issuable pursuant to unexercised options granted to such date under the Option Plan and options to purchase a further 584,215 Common Shares, being approximately 2.7% of the currently issued Common Shares, remained available for grant under the Option Plan as at such date.

ITEM 7.    Major Shareholders And Related-Party Transactions.

A.    Major shareholders

To the knowledge of the directors and senior officers of the Corporation, as at the date of this Annual Report, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 5% of the voting rights of the total issued and outstanding shares of the Corporation is as follows:

	Number of Voting Securities Owned
Name	Common Shares	Percentage of Class
Dr. H.B. Brent Norton	2,437,748	11.3%

Dr. Norton does not have different voting rights from any other stockholder of the Corporation.

Based on information available from Equity Transfer Services, the Corporation’s registrar and transfer agent, as of April 13, 2006, there were 22 registered holders of record of the Corporation’s common shares in the United States representing 864,454 common shares, or 4.01% of the total common shares issued and outstanding. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where these beneficial holders are residents since many of these ordinary shares were held of record by brokers or other nominees.

B.    Related-Party Transactions

Aside from the employment agreements, option grants and other compensation with management and the directors, as the case may be, all of which were made in the ordinary course of business and discussed above, there were no related party transactions during the period covered by this report, none have occurred to date, not are any outstanding.

There were no shareholder loans outstanding as at December 31, 2005 or April 15, 2006.

C.    Interests of Experts and Counsel

Not Applicable.

ITEM 8.    Financial Information.

A.    Consolidated Statements and Other Financial Information (Audited)

Refer to Item 18, which incorporates the following financial statements:

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

            Not Applicable.

4.	The following table sets forth information regarding the price history of the Common Shares on the Toronto Stock Exchange and the American Stock Exchange for the periods indicated.

(a)	for the five most recent full financial years: the annual high and low market prices:

Fiscal year ended:

	TSX		Amex
	High ($)	Low ($)	High ($)	Low ($)
Dec-05	4.14	1.32	3.50	1.05
Dec-04	4.70	2.60	3.40	1.88
Dec-03	4.89	2.41	3.65	2.84
Dec-02	7.15	2.20	-	-
Dec-01	6.00	3.09	-	-

(b)	for the most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

Quarter ended:

	TSX		Amex
	High ($)	Low ($)	High ($)	Low ($)
Q1/06 Jan - Mar	2.47	1.16	2.15	1.02
Q4/05 Oct-Dec	2.50	1.32	2.09	1.05
Q3/05 July-Sept	3.45	2.06	2.80	1.72
Q2/05 Apr-Jun	3.94	2.12	3.27	1.74
Q1/05 Jan-Mar	4.14	2.91	3.50	2.35
Q4/04 Oct-Dec	3.50	2.77	2.83	2.33
Q3/04 July-Sept	4.17	3.00	3.20	2.31
Q2/04 Apr-Jun	4.70	2.60	3.40	1.88
Q1/04 Jan-Mar	4.25	3.60	3.30	2.70

(c)	for the most recent six months: the high and low market prices for each month:

	TSX		AMEX
	High ($)	Low ($)	High ($)	Low ($)
Apr-06	2.50	1.85	2.22	1.61
Mar-06	2.47	1.16	2.15	1.02
Feb-06	1.49	1.31	1.28	1.12
Jan-06	1.58	1.19	1.50	1.03
Dec-05	1.64	1.32	1.30	1.24
Nov-05	2.30	1.47	2.00	1.30
Oct-05	2.50	1.92	2.09	1.70

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

          Not Applicable.

B.    Plan of Distribution

Not Applicable.

C.    Markets

The Corporation’s Common Shares are traded on the Toronto Stock Exchange under the symbol “PMD” and on the American Stock Exchange under the symbol “PME”.

D.    Selling Shareholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

ITEM 10.    Additional Information.

A.	Share Capital

Not Applicable.

B.    Memorandum and Articles of Association

The Corporation previously provided the disclosure to its memorandum and articles of association in response to Item 10.B. of its Registration Statement on Form 20-F (File No. 001-31360). Filed on June 18, 2000, as amended, and the Corporation hereby incorporates that disclosure into this Annual Report by reference and amends it with the attached/incorporated articles of amendment to reflect the Corporation’s name change.

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

Investment Canada Act

Under the Investment Canada Act, the acquisition of control by a “non-Canadian” of a Canadian business which carries on most types of business activities (including the business activity carried on by the Corporation) is subject to review in certain circumstances by the Investment Review Division of Industry Canada (“Industry Canada”), a Canadian federal government department, and will not be allowed unless the investment is found by the Minister responsible for Industry Canada likely to be of “net benefit” to Canada. On the other hand, the acquisition of control by a non-Canadian of a Canadian business which carries on a specific type of business activity, as prescribed, that is related to Canada’s cultural heritage or national identity is subject to review in certain circumstances by the Department of Canadian Heritage.

Subject to the provisions relating to so-called WTO transactions as described below, an acquisition of control will be reviewable by Industry Canada if the “value of the assets” (essentially, book value) of the Canadian business of which control is being acquired is (1) $5 million or more in the case of a “direct” acquisition; (2) $50 million or more in the case of an “indirect” acquisition, which is a transaction involving the acquisition of the shares of a corporation incorporated outside Canada which owns one or more subsidiaries in Canada; or (3) $5 million or more but less than $50 million where the value of the Canadian assets acquired constitutes more than 50% of the value of the assets of all entities acquired, if the acquisition is effected through the acquisition of control of a foreign corporation.

These thresholds have been increased respecting the acquisition of control of a Canadian business (1) by investors which are ultimately controlled by nationals of countries which are members of the World Trade Organization (“WTO”), including Americans; or (2) which is a WTO member-controlled (other than Canadian-controlled) Canadian business (either, a “WTO transaction”). A direct acquisition in a WTO transaction is reviewable only if the transaction involves the direct acquisition of a Canadian business where the value of the assets is $265 million or more for transactions closing in 2006 (this figure is adjusted annually to reflect the increase in the Canadian nominal gross domestic product at market prices). Indirect acquisitions in WTO transactions are not reviewable.

The increased thresholds applicable in WTO transactions do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation services or cultural businesses.

Even if such acquisition of control is not so reviewable, a non-Canadian must still give notice to Industry Canada of the acquisition of control of a Canadian business either before or within 30 days after its completion.

Competition Act (Canada)

Under the Competition Act, certain transactions are subject to the notification requirements of the Competition Act whereby notice of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition by the parties to the transaction. A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days for a short-form filing or 42 days for a long-form filing. Where the parties elect to file a short-form notice, the Commissioner may require a long-form notice, thereby restarting the clock once the parties submit their filing.

A proposed transaction is subject to notification if two thresholds are exceeded. First, the parties and their “affiliates” must have assets in Canada or annual gross revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties to a transaction involving a corporation which carries on an “operating business” in Canada must then give notice if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada, where the aggregate value of the assets in Canada or the annual gross revenues from sales in or from Canada generated from those assets exceed $50 million (the “$50 million threshold”); (2) in the case of an acquisition of shares of a corporation in Canada or which controls a corporation in Canada where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person or persons making the acquisition already own 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a corporation of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50%, if the person or persons making the acquisition own 35% or more of the voting shares of the subject corporation prior to making the acquisition) and the $50 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly), where the aggregate value of the  assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the annual gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

Finally, all merger transactions, regardless of whether they are subject to notice as aforesaid, are subject to the substantive provisions of the Competition Act, namely whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market in Canada.

E.    Taxation

This section summarizes the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of the Common Shares. Nothing contained herein shall be construed as tax advice; you must rely only on the advice of your own tax advisor. The Corporation makes no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to the Common Shares applies to the beneficial owners who are individuals, corporations, trusts and estates which:

•
for purposes of the U.S. Internal Revenue Code of 1986, as amended, through the date hereof (the “Code”), are U.S. persons and, for purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and the Canada-United States Income Tax Convention (1980), are non-residents of Canada and residents of the U.S. respectively, at all relevant times;

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

The tax consequences of an investment in Common Shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by financial institutions. This Annual Report does not discuss these rules, and holders that are financial institutions for the purposes of the Income Tax Act should consult their own tax advisors.

This discussion is based upon the following, all as currently in effect:

•	the Income Tax Act and regulations under the Income Tax Act;

•	the Code and Treasury regulations under the Code;

•	the Canada-United States Income Tax Convention (1980);

•	the administrative policies and practices published by the Canada Revenue Agency;

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

This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of Common Shares. This discussion does not address all possible tax consequences relating to an investment in Common Shares. No account has been taken of your particular circumstances and this summary does not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold Common Shares as part of a “straddle,” “hedge” or “conversion transaction,” Unconnected U.S. Shareholders that have a “functional currency” other than the U.S. dollar or that own Common Shares through a partnership or other pass through entity, expatriates, persons subject to the U.S. alternative minimum tax, regulated invested companies, or real estate investment trusts). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing Common Shares.

Material U.S. Federal Income Tax Considerations

Subject to the discussion below regarding Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes certain U.S. federal income tax consequences of ownership and disposition of the Common Shares.

As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by the Corporation to the extent of the Corporation’s current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by the Corporation, see “Material Canadian Federal Income Tax Considerations”). You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by the Corporation on the Common Shares exceed the Corporation’s current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares. The corporation expects to be a “qualified foreign corporation” for purposes of Section 1(h)(11) of the Code. If so, dividends paid by the Corporation to Unconnected U.S. Shareholders who are individuals, estates, or trusts, on Common Shares held by such shareholder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” may be eligible to be taxed at the long-term capital gains rate. This preference is subject to certain limitations.

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

If you sell the Common Shares, you generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year, and will generally be U.S. source gain or loss. Capital losses are subject to significant limitations.

Dividends paid by the Corporation on, and proceeds from the sale or disposition of, the Common Shares generally will be subject to U.S. information reporting and the 28% backup withholding tax, unless you furnish the paying agent or middleman with a duly completed and signed Form W-9 or the Internal Revenue Service notifies the Company that you previously failed to properly report items subject to backup withholding. Unconnected U.S. Shareholders who are corporations are generally not subject to these rules, with limited exceptions. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

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

At the end of the period covered by this Annual Report, the Corporation performed an evaluation of the effectiveness of its disclosure controls and procedures. These controls and procedures are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within specified time periods. The Corporation notes that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide a reasonable assurance of achieving their control objectives. Given the foregoing, the Corporation’s evaluation, which was performed under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the CEO and CFO have concluded that the Corporation’s disclosure controls and procedures (as defined in the Exchange Act Rules 13(a) - 15(e) and 15(d) - 15(e)) as of the end of the period covered by this Annual Report on Form 20-F are adequate and effective.

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

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

The Corporation has identified a financial expert to serve as the Chair of the Audit Committee. Mr. David Rosenkrantz is an independent director of the Corporation. His relevant experience includes, but is not limited to, the following:

1.	Over 10 years of experience in investing as a principal in private companies as Chairman of Patica Corporation, a merchant banking company

2.	Over 7 years of experience in investing in and bringing to the public markets junior, high-growth companies
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
6.	Over 10 years of serving as a director on various public company boards, including work chairing and participating on several audit committees

ITEM 16B. Code of Ethics/Code of Business Conduct

The Corporation adopted a Code of Business Conduct and has previously provided the disclosure on Form 20-F filed on June 23, 2004 (File No. 001-31360). The Corporation hereby incorporates that disclosure into this Annual Report by reference.

ITEM 16C. Principal Accountant Fees and Services

Fees and Services

        The table below summarizes the fees (expressed in Canadian dollars) paid by the Company and its consolidated subsidiaries during each of 2004 and 2005.

	2004		2005
	Amount	%	Amount	%
Audit Fees	$118,730	45.1	$138,655	92.7
Audit-Related Fees	127,110	48.3	-	-
Tax Fees(1)	17,205	6.5	11,000	7.3
Total	$263,045	100.0	$149,655	100.0

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

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchases

          Not applicable.

PART III

ITEM 17. Financial Statements.

Not Applicable.

ITEM 18. Financial Statements.

The Corporation has previously filed its fiscal 2005 consolidated financial statements and notes to the consolidated financial statements under Form 6-K on March 30, 2006 (File No. 001-31360) and Form 6-K/A on April 5, 2006 (File No. 001-31360) and hereby incorporates such documents herein by reference.

ITEM 19.    Exhibits.

1.1	Articles of Amalgamation of the Corporation. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

1.2	B By-laws of the Corporation. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

1.3	Articles of Amendment of the Corporation to change the name of the Corporation from IMI International Medical Innovations Inc. to PreMD Inc. dated September 26, 2005.

1.4	Certificate of Amendment of the Corporation to change the name of the Corporation from IMI International Medical Innovations Inc. to PreMD Inc. dated September 26, 2005.

2.1	Certificate of 7% Convertible Debenture due August 30, 2009 and issued August 30, 2005.

2.2	Certificate of Common Stock Purchase Warrant dated August 30, 2005.

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

4.3	Employment Agreement by and between the Registrant and Ronald Hosking dated February 2, 2006.

4.4	Employment Agreement by and between the Registrant and Tim Currie dated January 10, 2006.

4.5
Employment Agreement by and between the Registrant and Dr. H.B. Brent Norton dated Jan. 1, 2001. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

4.6
Employment Agreement by and between the Registrant and Michael Evelegh dated Jan 1, 2001. Previously filed as an exhibit to the Corporation’s Registration Statement on Amendment No.1 to the Form 20-F filed on October 28, 2002 (File No. 001-31360).

4.7
Lease Agreement by and among the Registrant, and 448048 Ontario Inc. dated November 19, 2004. Previously filed as an exhibit to the Corporation’s Annual and Transition Report of Foreign Private Issuers on Form 20-F filed on June 30, 2005 (File No. 001-31360).

4.8	McMaster Bioscience Incubation Centre Host Agreement between McMaster University and the Registrant dated November 17, 2005.

4.9*
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

4.11*
License, Development and Supply Agreement by and between McNeil PDI Inc., McNeil Consumer & Specialty Pharmaceuticals Division of McNeil-PPC, Inc., IMI International Medical Innovations Inc. (Switzerland) and the Registrant, dated May 28, 2004. Previously filed as an exhibit to a 6K filed on June 9, 2004 (File No. 001-31360)

4.12*	Amendment dated December 9, 2005 to the License, Development and Supply Agreement by and between McNeil PDI Inc. and the Registrant dated May 10, 2002 as amended December 20, 2002.

4.13*
Amendment dated December 9, 2005 to the License, Development and Supply Agreement by and between McNeil PDI Inc., McNeil Consumer & Specialty Pharmaceuticals Division of McNeil-PPC, Inc., IMI International Medical Innovations Inc. (Switzerland) and the Registrant, dated May 28, 2004.

4.14	Code of Ethics/Code of Business Conduct previously filed as an Exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 4, 2003 (File No. 001-31360)
4.15
Fiscal 2005 consolidated financial statements and notes to the consolidated financial statements previously filed under Form 6-K on March 30, 2006 (File No. 001-31360) and Form 6-K/A on April 5, 2006 (File No. 001-31360)

4.16	Underwriting Agreement between Orion Securities Inc., Loewen, Ondaatje, McCutcheon Limited and the Registrant dated August 30, 2005.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

*
Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURE

PreMD Inc., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PreMD INC.

By:	/s/ RONALD HOSKING
Ronald Hosking
Its:	Vice President, Finance and Chief Financial Officer

Date:  May 12, 2006