Form 20-F/A
period 2005-12-31
PreMD Inc.
filed 2006-08-10
CIK 1179083

As filed with the Securities and Exchange Commission on August 10, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1
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
Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed solely to update the confidential treatment request for Exhibits 4.12 and 4.13 to the Annual Report on Form 20-F of PreMD Inc. (the “Company”) for the fiscal year ended December 31, 2005, which was filed on April 12, 2006 and as a result we are updating the Exhibit Table contained at Part III, Item 19.

This Amendment does not revise any other information presented in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 as originally filed. In connection with this Amendment No. 1, the Company is including the certifications required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way, other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of December 31, 2005.

PART III

ITEM 19.    Exhibits.

1.1	Articles of Amalgamation of the Corporation. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

1.2	By-laws of the Corporation. Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

1.3
Articles of Amendment of the Corporation to change the name of the Corporation from IMI International Medical Innovations Inc. to PreMD Inc. dated September 26, 2005. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360).

1.4
Certificate of Amendment of the Corporation to change the name of the Corporation from IMI International Medical Innovations Inc. to PreMD Inc. dated September 26, 2005. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360).

2.1
Certificate of 7% Convertible Debenture due August 30, 2009 and issued August 30, 2005. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360).

2.2
Certificate of Common Stock Purchase Warrant dated August 30, 2005. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360).

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

4.3
Employment Agreement by and between the Registrant and Ronald Hosking dated February 2, 2006. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360).

4.4
Employment Agreement by and between the Registrant and Tim Currie dated January 10, 2006. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360).

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

4.8
McMaster Bioscience Incubation Centre Host Agreement between McMaster University and the Registrant dated November 17, 2005. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360).

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

4.11*
License, Development and Supply Agreement by and between McNeil PDI Inc., McNeil Consumer & Specialty Pharmaceuticals Division of McNeil-PPC, Inc., IMI International Medical Innovations Inc. (Switzerland) and the Registrant, dated May 28, 2004. Previously filed as an exhibit to a 6K filed on June 9, 2004 (File No. 001-31360)

4.12*
Amendment dated December 9, 2005 to the License, Development and Supply Agreement by and between McNeil PDI Inc. and the Registrant dated May 10, 2002 as amended December 20, 2002. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360) and included herewith, as amended, pursuant to an updated request for confidential treatment.

4.13*
Amendment dated December 9, 2005 to the License, Development and Supply Agreement by and between McNeil PDI Inc., McNeil Consumer & Specialty Pharmaceuticals Division of McNeil-PPC, Inc., IMI International Medical Innovations Inc. (Switzerland) and the Registrant, dated May 28, 2004. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360) and included herewith, as amended, pursuant to an updated request for confidential treatment.

4.14	Code of Ethics/Code of Business Conduct previously filed as an Exhibit to the Corporation’s Registration Statement on Form 20-F filed on June 4, 2003 (File No. 001-31360)
4.15
Fiscal 2005 consolidated financial statements and notes to the consolidated financial statements previously filed under Form 6-K on March 30, 2006 (File No. 001-31360) and Form 6-K/A on April 5, 2006 (File No. 001-31360)

4.16
Underwriting Agreement between Orion Securities Inc., Loewen, Ondaatje, McCutcheon Limited and the Registrant dated August 30, 2005. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360).

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1
Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act. Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 001-31360).

*
Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURE

PreMD Inc., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PreMD INC.

By:	/s/ RONALD HOSKING
Ronald Hosking
Its:	Vice President, Finance and Chief Financial Officer

Date:  August 10, 2006