Form 20-F
period 2006-12-31
PreMD Inc.
filed 2007-06-21
CIK 1179083

As filed with the Securities and Exchange Commission on June 20, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   For the fiscal year ended December 31, 2006
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,858,223 as of December 31, 2006.
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
Item 17  ☐     Item 18  ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☒

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS	iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1

Item 3. KEY INFORMATION	1
Currency and Exchange Rates	1
Selected Financial Data	1
Capitalization and Indebtedness	3
Reasons for the Offer and Use of Proceeds	3
Risk Factors	3

Item 4. INFORMATION ON THE CORPORATION	9
History and Development of the Corporation	9
Business Overview	10
Organizational Structure	44
Property, Plants and Equipment	44

Item 4A. UNRESOLVED STAFF COMMENTS	44

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
Operating Results	45
Liquidity and Capital Resources	49
Research and Development and Patents and Licenses	50
Trend Information	52
Off-Balance Sheet Arrangements	52
Tabular Disclosure of Contractual Commitments	52

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	53
Directors and Senior Management	53
Compensation	56
Board Practices	58
Employees	60
Share Ownership	60

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	63
Major Shareholders	63
Related Party Transactions	63
Interests of Experts and Counsel	63

Item 8. FINANCIAL INFORMATION	64
Consolidated Statements and Other Financial Information (Audited)	64
Significant Changes	64

i

Item 9. THE OFFER AND LISTING	64
Offer and Listing Details	64
Plan of Distribution	66
Markets	67
Selling Shareholders	67
Dilution	67
Expenses of the Issue	67

Item 10. ADDITIONAL INFORMATION	67
Share Capital	67
Memorandum and Articles of Association	67
Material Contracts	67
Exchange Controls	67
Taxation	68
Dividends and Paying Agents	72
Statement by Experts	72
Documents on Display	72
Subsidiary Information	73

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	73
Quantitative and Qualitative Information about Market Risk	73

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	73

PART II

ii

NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Annual Report on Form 20-F contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Also, PreMD Inc.’s management may make forward-looking statements orally or in writing to investors, analysts, the media and others. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:

•anticipated strategic alliances or arrangements with development or marketing partners;

•anticipated research and product development results;

•projected development and commercialization timelines;

•descriptions of plans or objectives of management for future operations, products or services;

•anticipated financing activities;

•forecasts of future economic performance; and

•descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts or events. They use words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “opportunity”, “plan”, “potential”, “believe” or words of similar meaning. They may also use words such as “will”, “would”, “should”, “could” or “may”.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should carefully consider that information before you make an investment decision. You should review carefully the risks and uncertainties identified in this report.

We are not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.  Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company”, the “Corporation”, or to “PreMD” are to PreMD Inc. and its consolidated subsidiaries.

iii

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers.

A.	Directors and Senior Management

     Not Applicable.

B.	Advisers

     Not Applicable.

C.	Auditors

     Not Applicable.

ITEM 2.    Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.    Key Information.

Currency and Exchange Rates

All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at May 31, 2007 was $0.0.9345.

		2006	2005	2004	2003	2002
Average		0.8818	0.8254	0.7682	0.7136	0.6368

	May 07	Apr-07	Mar-07	Feb-07	Jan-07	Dec-06
Low	0.8980	0.8633	0.8467	0.8437	0.8457	0.8582
High	0.9345	0.9035	0.8673	0.8631	0.8586	0.8760
Average	0.9133	0.8812	0.8560	0.8540	0.8501	0.8672

A.    Selected Financial Data

The following table presents selected financial data of the Corporation. This data is derived from the Corporation’s consolidated financial statements and the notes to those statements. You should read this data along with “Operating and Financial Review and Prospects” and the Corporation’s consolidated financial statements and the notes to those statements incorporated into this Annual Report. All financial data as of December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002 has been derived from the audited consolidated financial statements incorporated into this Annual Report.

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

Canadian GAAP:	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 2003	Fiscal Year Ended December 31, 2002

Operating Results
Product sales	$6,513	$425,730	$183,258	nil	nil
License revenue	3,328,827	1,153,308	302,080	$16,900	nil
Total expenses	9,712,856	6,512,146	6,192,649	4,561,179	$4,465,577
Investment tax credits	200,000	198,923	205,000	223,146	189,908
Interest income	265,369	173,130	123,626	258,422	257,407
Net loss	$5,948,971	$4,989,705	$5,568,899	$4,062,711	$4,018,262
Net loss per share:
- basic and diluted loss per share	$0.27	$0.23	$0.26	$0.19	$0.20
Loss from continuing operations per share	$0.27	$0.23	$0.26	$0.19	$0.20

Operating results that would differ under U.S. GAAP are as follows:

U.S. GAAP:	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005 (restated)	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 2003	Fiscal Year Ended December 31, 2002

Net loss	$5,886,869	$4,904,124	$5,478,184	$3,949,318	$4,871,140
Net loss per share:
- basic and diluted loss per share	$0.27	$0.23	$0.26	$0.19	$0.24

Canadian GAAP:	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002

Financial Position
Total assets	$5,279,500	$11,293,190	$6,996,079	$8,074,027	$11,379,383
Long-term debt	6,350,680	5,893,340	nil	nil	nil
Shareholders’ Equity
Capital stock	25,263,480	24,449,826	24,192,321	24,056,853	23,785,884
Total shareholders’ equity (deficiency)	$(2,967,542)	$1,844,297	$2,496,842	$7,438,279	$10,689,828
Weighted average number of common shares
Outstanding	21,663,698	21,487,008	21,276,497	20,967,677	20,406,733
Cash dividends declared per share	nil	nil	nil	nil	nil

Financial position and shareholders’ equity that would differ under U.S. GAAP are as follows:

U.S. GAAP:	As at December 31, 2006	As at December 31, 2005 (restated)	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002

Financial Position
Total assets	$5,167,639	$11,211,832	$6,633,221	$7,620,454	$10,812,417
Derivative liability	$2,402,244	$2,592,630	nil	nil	nil
Shareholders’ Equity
Capital stock	$29,981,717	$29,182,269	$28,924,764	$28,789,296	$28,399,039
Total shareholders’ equity (deficiency)	$(5,481,647)	$(829,691)	$2,133,984	$6,984,706	$10,122,862

B.	Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

 D.    Risk Factors

You should consider each of the following factors as well as other information in and incorporated into this Annual Report in evaluating the Corporation’s business and its prospects.  The risks and uncertainties described below are not the only ones the Corporation faces.  Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also impair the Corporation’s business operations.  If any of the following risks actually occur, the Corporation’s business and financial results could be harmed and the trading price of the Corporation’s common stock could decline.  You should also refer to the other information set forth in and incorporated into this Annual Report on Form 20-F, including the Corporation’s consolidated financial statements and the related notes.

Risks Related to the Corporation’s Business

The Corporation has limited or no experience in marketing products. If the Corporation cannot successfully market and cause acceptance of its products, the Corporation will be unable to execute its business plan.

The Corporation has limited or no experience in marketing its products and has developed a strategy to out-license the marketing to one or more partners, such as major diagnostic or pharmaceutical companies. On December 28, 2006, the exclusive marketing and distribution rights to PREVU* reverted back to the Corporation as a result of McNeil Consumer Healthcare’s (“McNeil”) termination of their agreements with the Corporation. As a result, the Corporation plans to market some of its products directly and to continue to develop partnerships. The Corporation may not be able to market its own products and if the Corporation relies on third parties to market its products, the commercial success of such products may be outside of its control.

Moreover, there can be no assurance that providers, payers or patients will accept the Corporation’s products, even if they prove to be safe and effective and are allowed for marketing by the HPB, the FDA and other regulatory authorities. The Corporation’s ability to achieve significant market share for each of its products could be affected by reimbursement difficulties with government agencies and third-party insurers, which could hamper the speed with which the Corporation’s products are adopted by the medical community and by the public. Market penetration of the Corporation’s products will be influenced by factors including the cost-effectiveness and the overall economic benefits that they offer.

If the Corporation is unable to generate significant revenues and become profitable in the near future, its business could fail.

To date, the Corporation has not generated significant ongoing revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. The Corporation has historically benefited from the inclusion of Canadian federal and provincial refundable scientific investment tax credits (“ITCs”) in its annual operating results.  To date, the Corporation has received $2,075,000 in ITCs.  ITCs are tax credits that the Corporation receives from the Canadian federal and provincial governments as a result of conducting applied scientific research in Canada. There can be no assurance that ITCs will continue to be available to the Corporation or, if so, at what levels.

In May 2004, the Corporation licensed the worldwide marketing and distribution rights for its skin cholesterol tests to McNeil.  In 2006, the Corporation recorded $7,000 in sales of PREVU* to McNeil prior to the termination of the agreement on December 28, 2006. Although the Corporation anticipates finding new marketing partners for the PREVU* product line in 2007, there is no assurance that sales and license revenues from such agreements will be sufficient to generate a profit for the Corporation in the near future.

The Corporation’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies.

The Corporation may not have sufficient protection for its intellectual property through its current portfolio of patents.  The protection offered by the Corporation’s patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates.  In addition, the Corporation’s petition to reinstate two of its U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents.

In August 2004, the Corporation learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees.  The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents.  The Corporation filed a petition for reinstatement of the patents.  In response to this petition, in February 2005 the U.S. PTO identified specific items that the Corporation should address, specifically regarding the credentials and procedures of the Corporation’s patent agents and their performance of clerical functions related to the payment of the maintenance fees.  In June 2005, the Corporation filed a request for consideration.

On December 23, 2005, the U.S. PTO notified the Corporation of its decision not to reinstate the two patents.  In February 2006, the Corporation filed a request for reconsideration with the U.S. PTO which was subsequently denied.  The Corporation has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid.   The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees.  No resolution has been reached regarding this maintenance fees error and even if there is a resolution, there is no assurance that the Corporation will benefit from any resolution that may occur.

The two patents in question are in force in all other jurisdictions.  In the U.S., the Corporation has an additional two patents in force covering other aspects of the technology as well as two patents pending.  Although management believes that it would be difficult for a competitor to develop a similar product, there can be no assurance that others will not independently develop a similar product.

The Corporation may be required to obtain licenses under patents or other proprietary rights of third parties.  No assurance can be given that any licenses required under any such patents or proprietary rights will be available on terms acceptable to the Corporation or that such licenses will be available at all.

 If the Corporation does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, if the Corporation is unable to design around such patents it could find that the development, manufacture or sale of products requiring such licenses may be foreclosed.  In addition, the Corporation could incur substantial costs in defending itself in suits brought against it on such patents or in suits in which the Corporation attempts to enforce its own patents against other parties.  Furthermore, the Corporation could be liable for damages or an accounting of profits if it were unsuccessful in defending itself in a suit for infringement of a patent.

Subsequent to the year end, on January 5, 2007, the Corporation settled litigation relating to the ColorectAlert™ License Agreements.  Under the terms of the settlement with Dr. Shamsuddin and Med-11 AG, the Corporation agreed to pay $175,000 to Med-11 AG ("Med-11") and amended the agreements to replace Dr. Shamsuddin with Med-11 as the licensor.  The amendment also reduced the royalty payable by the Corporation from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that the Corporation may have been required to pay under the initial agreements.  There is no assurance that litigation similar to this will not arise from time to time, thereby distracting management and causing the Corporation to incur costs and time on items not related to the Corporation’s business plan.

The Corporation relies on third parties to manufacture some of its products and any delay, volume constraints, or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenues for the Corporation.

The Corporation relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. Currently, the Corporation’s skin cholesterol products are manufactured by Diagnostic Chemicals Limited (“DCL”), Southmedic Inc. and Jabil Circuit, Inc., while X-Rite, Inc. supplied the corded color measurement instrument used in connection with the tests. While the history is limited, to date, the Corporation has not experienced any material problems, such as disruptions of supply, with these manufacturers. The Corporation’s other products, relating to its cancer technologies, are all manufactured (for clinical trial purposes) by the Corporation itself in its laboratory located at McMaster University.

The ability to ensure a continued supply of products on a timely basis is not entirely within the Corporation’s control. If the Corporation cannot obtain materials in a timely fashion, the progress of its clinical trials and product sales will be negatively affected.

If the Corporation cannot obtain additional financing required to support business growth, it will be unable to fund its continuing operations in the future.

Management believes that, based on historic cash expenditures and the current expectation of further revenues from product sales and/or royalties, the Corporation’s existing cash resources together with the investment tax credits (“ITCs”) receivable of $200,000 will be sufficient to meet its current operating and capital requirements through at least 2008.

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

The Corporation faces potential risks of product liability which may divert funding from ongoing operations and harm operating results.

The sale and use of products under development by the Corporation entails risk of product liability. The Corporation has also agreed to indemnify numerous clinical trial sites, including The Cleveland Clinic Foundation, St. Michael’s Hospital, St. Paul’s Hospital, St. Joseph’s Hospital, The Hamilton General Hospital, University of California, University Health Network (Princess Margaret Hospital), Hamilton Health Sciences Corporation, University of Wisconsin Medical School, Johns Hopkins University Medical Center, and AtheroGenics, Inc. (as well as under the previous agreements with McNeil) under their respective clinical trial and/or marketing agreements for such liability.

The Corporation maintains product liability insurance relating to the clinical trials that it conducts on its technologies, and believes that such insurance would be reasonably adequate to cover any torts claims that may arise against the Corporation at present. Upon commercialization of its products, the Corporation will expand its insurance coverage to include the commercial sale of the Corporation’s products in the relevant territories. In addition, the Corporation maintains property, commercial general liability and tenant’s legal liability insurance.

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

To date, the Corporation has not experienced high rates of employee turnover. As an example, the Corporation’s President and Chief Executive Officer, Executive Vice President of Clinical and Regulatory Affairs, Vice President Finance and Chief Financial Officer, and Vice-President, Corporate Development, have been employed by the Corporation for 14, 10, nine and seven years, respectively.  While the Corporation believes that it has been successful to date in employee retention, the Corporation may not be able to continue to attract and keep key employees.

The Corporation is exposed to financial market risks such as interest rates and foreign exchange fluctuations.

The Corporation is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Its cash is invested in short-term, high-grade securities with varying maturities. Since the Corporation’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on the Corporation’s results of operations.

The Corporation also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services.

Changes in foreign exchange could also affect our ability to repay the convertible debentures since they are repayable in U.S. dollars on maturity in August 2009.

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

Technological competition in the diagnostics industry is intense. The Corporation competes with other companies to license and develop products aimed at diagnosing similar conditions. Many of these companies have substantially greater resources than the Corporation. The Corporation may not be able to continue to license the technology that it needs to stay competitive. Further, technological developments by others may render the Corporation’s products or technologies non-competitive.  See “Business Overview - Coronary Artery Disease Risk Assessment”, “Business Overview - Colorectal Cancer Tests”, “Business Overview - Lung Cancer Test”, “Business Overview - Breast Cancer Test”, “Business Overview - Competition” and “Business Overview - Patent and Proprietary Protection”.

Any inability by the Corporation to develop its products and comply with government regulations may hinder or prevent the development and sale of the Corporation’s products.

Prospects for emerging companies in the human diagnostics industry generally may be regarded as uncertain given the inherent nature of the industry and, accordingly, investments in such companies should be regarded as speculative. To achieve profitable operations, the Corporation, alone or with others, must successfully develop, introduce, secure regulatory clearance for, and market its products. As at the date hereof, only PREVU* POC has received regulatory clearance from the FDA and HPB and is CE marked in Europe.

Securing regulatory clearances for the marketing of diagnostics products from the HPB in Canada and the FDA in the U.S. can be a long and expensive process, which can delay product development. In this regard, the Corporation has identified a U.S.-based regulatory affairs consultant to advise the Corporation on its regulatory applications. In order to obtain regulatory approval for a particular product, human clinical trials conducted by the Corporation must demonstrate that the product is safe for human use and shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program. No assurances can be provided that any future human trials, if undertaken, will yield favorable results or that regulatory approval will be granted at all. In addition, if the Corporation obtains regulatory approval for a product it may only be for limited applications, thereby hindering the Corporation’s ability to widely market a product. Such events would have a material adverse effect on the Corporation’s sales and profitability.

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

Recent policy initiatives in both the U.S. and Canada have advocated broader screening for the risk of cardiovascular disease and cancer. As a result, medical devices for screening and/or risk assessment for these types of disease may face an increased market potential. The Corporation may need to develop economic studies to demonstrate the cost-effectiveness of its products in identifying the risk of disease at an earlier stage.

Risks Related to the Corporation’s Common Stock

The Corporation’s performance and general market volatility may cause the price of the common shares to decrease.

The volatility of the Corporation’s share price may affect the trading market for the Corporation’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning the Corporation, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of the Corporation’s common shares.

The common shares are speculative securities. If the Corporation performs poorly in the marketing, manufacturing or sales of its products or in other areas of its business as highlighted in this section, it may cause the market price of the common shares to decline. In addition, there can be no assurance that an active trading market for the common shares will be sustained or that the trading price of the common shares will not be subject to significant fluctuations. Accordingly, an investment should be considered only by those investors who are able to make a long-term investment and can afford to suffer a total loss of their investment in the common shares. An investor should consider the merits of an investment in the common shares and should consult professional advisers to assess income tax, legal and other aspects of such an investment.

The Corporation does not currently meet, and may not be able to regain compliance with, the continued listing standards of the American Stock Exchange (the “AMEX”).  Being delisted from the AMEX could have an impact on the Corporation’s ability to conduct a financing...

The Corporation was notified in April 2007 that it was below certain of the AMEX's continuing listing standards. PreMD does not meet the AMEX requirements of Sections 1003 (a)(i) of the AMEX Company Guide for the Corporation’s failure in regards to shareholders' equity of less than US $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years; section 1003(a)(ii) of the Company Guide with shareholders' equity of less than US $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years; and section

1003(a)(iii) of the Company Guide with shareholders' equity of less than US $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years. The Corporation submitted a plan for regaining compliance with the AMEX continued listing standards on May 18, 2007.

The Corporation received notice on June 15, 2007 that the AMEX had accepted its plan to regain compliance with the continued listing standards, and that the Corporation’s listing will be continued pursuant to an extension.  The Corporation will be subject to periodic review by the AMEX Staff during the extension period, which ends on October 24, 2008.  Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Corporation being delisted from the AMEX.

PreMD’s continued listing is contingent on its continuation to provide the AMEX Staff with updates in conjunction with the initiatives of its plan, as appropriate or upon request, but no later than at each quarter completion concurrent with the Corporation’s appropriate filing with the Securities and Exchange Commission. In addition, the AMEX Staff will review PreMD periodically for compliance with its plan and progress consistent with its plan.

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

ITEM 4.    Information on the Corporation.

Trademarks

PreMD™, Predict to Prevent™, Cholesterol 1,2,3™, ColorectAlert™, LungAlert™, ColoPath™, and PREVU* (in Canada) are registered trademarks of the Corporation.  All other trademarks or service marks appearing in this Form 20-F are the trademarks or service marks of the companies that own them.

A.    History and Development of the Corporation

The Corporation was originally incorporated as IMI Diagnatech Inc. under the Canada Business Corporations Act on November 9, 1992. On November 3, 1997, the Corporation changed its name to IMI International Medical Innovations Inc. The Corporation was amalgamated with its wholly-owned subsidiary 2860601 Canada Inc. pursuant to the Canada Business Corporations Act on February 1, 1999.  On September 27, 2005, the name of the Corporation was changed from IMI International Medical Innovations Inc. to PreMD Inc.The only material subsidiary of the Corporation is its wholly-owned subsidiary, PreMD International Inc., a corporation incorporated under the laws of Switzerland.  The Corporation’s head office and principal place of business is located at 4211 Yonge Street, Suite 615, Toronto, Ontario, Canada M2P 2A9, and its telephone number is 416-222-3449.  The Corporation currently rents 3,500 square feet of office space at this location and 1,100 square feet of laboratory facilities at McMaster University in the new Biociences Incubation Centre, part of the Michael G. DeGroote Centre for Learning and Discovery, in Hamilton, Ontario.

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

B.    Business Overview

The Corporation is a predictive medicine company dedicated to improving health outcomes with non- or minimally invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Corporation’s products are designed to identify those patients at risk for disease.  With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether.  The Corporation is developing easy-to-use, accurate and cost-effective tests designed for use right at the point of care, in the doctor’s office, at the pharmacy, and eventually, in some cases, right at home.

The Corporation’s current pipeline of products includes:

•	Coronary Artery Disease Risk Assessment Technology[1]
•	PREVU* Point of Care (POC) Skin Cholesterol Test, which is cleared for sale in Canada, U.S. (CLIA-exempt) and CE-marked in Europe
•	PREVU* LT Skin Cholesterol Test (lab-processed format), which is cleared for sale in Canada, CE marked in Europe and will be under review by the FDA in the US.
•	PREVU* PT Skin Cholesterol Test (home, or more user friendly format), currently in development

•	Cancer Technologies
•	ColorectAlert™, currently in clinical studies
•	LungAlert™, currently in clinical studies
•	Breast cancer test, currently in clinical studies

           1PREVU* POC was formerly known as Cholesterol 1,2,3™

Key Relationships

Strategic Relationship:  McNeil Consumer Healthcare

On May 10, 2002, The Corporation entered into an agreement, as amended on December 20, 2002 and December 9, 2005, with McNeil, to market and distribute PREVU*, the Corporation’s test for coronary artery disease, in Canada, and for the insurance laboratory field in the United States and Mexico. The amended agreement provided McNeil with exclusive rights, in these fields and territories, to the skin cholesterol test system and the future version for consumer use.  The term of the agreement was 15 years and required McNeil to purchase PREVU* and to pay ongoing royalties to the Corporation on sales, in addition to a series of financial milestone payments of up to $3.3 million which were based on McNeil's achievement of specified annual sales levels of the licensed products.

On May 28, 2004, the Corporation completed an exclusive worldwide licensing agreement, as amended on December 9, 2005, with McNeil to sell the Corporation’s skin cholesterol tests under the brand name PREVU* Skin Sterol Test, expanding on the previous agreement.

On December 28, 2006, the agreements with McNeil were terminated and all sales and marketing rights reverted back to the Corporation.  The balance of the deferred revenue, which had been received as an up-front payment, of $2,297,400 was recorded as license revenue in 2006.  In addition, the Corporation received additional license revenue of $221,000 related to annual minimum sales levels and purchased other assets from McNeil for $221,000, including the PREVU* trademark for $150,000.

The Corporation is currently pursuing several options to market the PREVU* skin cholesterol test, including direct sales in certain markets, marketing licenses to multinational healthcare companies and distribution agreements in specific marketing territories.

Research Agreement: ColorectAlert™

Subsequent to the year end, on January 5, 2007, the Corporation settled litigation relating to the ColorectAlert™ License Agreements.  Under the terms of the settlement with Dr. Shamsuddin and Med-11 AG (“Med-11”), the Corporation agreed to pay $175,000 to Med-11 and amended the agreements to replace Dr. Shamsuddin with Med-11 as the licensor.  This amount was expensed in 2006 as general and administration expense.  The amendment also reduced the royalty payable by the Corporation from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that the Corporation may have been required to pay under the initial agreements.

       Convertible Debenture Financing

On August 30, 2005, the Corporation completed a private placement financing of convertible debentures, maturing on August 30, 2009, for gross proceeds of $9,828,000 (US$8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of $8,915,000).   The unsecured debentures bear interest at an annual rate of 7% (effective rate of 12.75% on the liability component) payable quarterly in cash or common shares at the Corporation’s option.  The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of common shares at the time of the applicable interest date.  The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment).  If all the debentures were converted to common shares, it would result in the issuance of an additional 2,882,195 common shares.  Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment).  At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.  On August 25, 2006, $475,441 (US $430,000) of the debentures were converted into 150,877 common shares of the Corporation, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.

        Under Canadian GAAP, the convertible debentures are bifurcated into separate liability, equity and warrant components, net of pro rata issue fees and expenses, as described in note 5 to the consolidated financial statements.

        Under U.S. GAAP, the conversion feature of the convertible debentures is recorded on the consolidated balance sheet as a derivative liability with subsequent changes in value recorded through earnings, as described in note 10 to the consolidated financial statements.

March 2007 Private Placement

        On March 27, 2007, the Corporation completed a private placement for gross proceeds of $3,879,965. Under the terms of the private placement, PreMD issued 2,917,268 units at a price of $1.33 per unit, each unit consisting of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable at a price of $1.66 per share for a period of three years from the closing date. The proceeds from the private placement are to be used for general corporate purposes.

        The placement occurred with Midsummer Investment, Ltd. and several additional existing institutional investors.  The common shares issued at closing and the shares issuable upon exercise of the warrants are subject to a Canadian statutory hold period for four months and a day after the closing date. In addition, the common shares issued at closing and the shares issuable upon exercise of the warrants were not registered with the United States Securities and Exchange Commission (the “SEC”) or the securities commission of any state, in reliance upon one or more exemptions from the securities registration requirements pursuant to the Securities Act of 1933, as amended (the “Securities Act”).  In connection with the placement the Corporation has agreed to prepare, and use its commercially reasonable best efforts to file with the SEC, on or before the date which is 120 days after the closing date of the transaction, a registration statement covering the resale of all of the common shares issuable at closing and the common shares issuable upon exercise of the warrants (the "Registrable Securities"). PreMD has agreed to use its commercially reasonable best efforts to cause the registration statement to be declared effective under the Securities Act as promptly as possible after the filing of the registration statement, and will use its commercially reasonable best efforts to keep the registration statement continuously effective under the Securities Act until all Registrable Securities have been sold or may be sold without volume restrictions pursuant to Rule 144(k). PreMD is subject to material penalties if it is unable to fulfill these obligations pursuant to a registration Rights Agreement associated with this financing.

Business Strategy

Identify and Target Significant Markets with Unmet Needs

           The Corporation focuses its efforts on medical conditions where there is a well-defined global need and demand for tests to detect serious or life-threatening diseases. The Corporation’s products address cardiovascular disease (“CVD”) and cancer, diseases where early detection, intervention and ongoing monitoring can significantly improve patient outcomes.  CVD claims the lives of 17 million people worldwide each year, and has no geographic, gender or socio-economic boundaries (World Health Organization World Health Report, 2004). Colorectal, lung and breast cancers combined kill approximately 2 million people annually worldwide (Globocan 2002, Cancer Incidence, Mortality and Prevalence Worldwide. International Association for Cancer Research (IARC), Cancer Base No. 5, Version 2.0, IARCPress, Lyon, 2004).

        Ensure a Multiple Product Pipeline

        The Corporation pursues sustained development by building and maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders.   The Corporation continuously assesses other possible applications of its technologies. In addition, the Corporation continues to seek out and evaluate new, proprietary technologies that have undergone initial proof-of-principle tests and that offer clear cost/benefit trade-offs to products currently available.  After identifying and evaluating an appropriate technology, the Corporation purchases or in-licenses the related patents and know-how, completes the development of prototypes and defines the manufacturing protocols.  Where appropriate, the Corporation conducts clinical trials to obtain regulatory approval and registers the product for sale.

The Corporation invests substantially all of its funds in product and clinical development, as opposed to basic research. By investing in this phase of development, management of the Corporation believes that it can add value for its shareholders and avoid the more expensive, riskier research stage of the product development cycle.

        Maintain a Strong Clinical Program

The Corporation maintains a strong clinical program.  The Corporation’s objectives are to advance product development and to build a critical mass of data to support new regulatory claims and indications for use.  The Corporation’s clinical program, along with the publications and presentations it generates, enhances the scientific validation and credibility of the Corporation’s products.  In turn, this validation improves strategic partnering opportunities and helps to expand the potential commercial market for the Corporation’s tests.

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

The Corporation currently owns patents for technology for coronary artery disease (“CAD”) risk assessment that measures skin tissue cholesterol to help determine an individual’s risk of CAD, and has acquired a license to technologies used to detect the presence of a marker intended for use in colorectal, lung and other cancers. In addition, the Corporation has patents pending for color measurement in biological reactions and skin striping for cholesterol measurement (See “Business Overview - Patent and Proprietary Protection”). The Corporation believes that these innovative technologies will fulfil market needs through their ease-of-use and by contributing to cost-effective patient health management.

        Leverage Management’s Scientific, Product Development and Commercialization Expertise

The Corporation is led by an experienced group of individuals with significant industry expertise in the areas of research, regulatory affairs, new product launches, sales and marketing, and finance.

Industry Overview

The Market for Disease Detection or Biomarkers

According to the most recent United States Census Bureau data, published in 2000, the U.S. population aged 65 and older is projected to double by 2030 from an estimated 35.3 million, or approximately 12% of the population, in 2003.  The Census Bureau projects that the 65-plus population will number 39.7 million people in 2010, 53.7 million in 2020 and 70.3 million, or 20% of the U.S. population, in 2030.  The number of Americans above the age of 65 in 1940 was approximately 8.9 million, or about 7% of the population at that time.  As people age, the incidence of disease, including cardiovascular disease and cancer, increases.

The aging population has contributed to a dramatic growth in total healthcare spending. In 2004, U.S. health care spending accounted for approximately 15.3% (U.S. Department of Health and Human Services, as cited in the New York Times, January 9, 2004).

As a result of increasing expenditures, cost containment strategies are being evaluated and implemented by governments and private payers around the world.  Management believes that technologies that help to detect disease early and reduce health care costs, especially if quality of care is not adversely impacted, should represent a significant market opportunity.  Healthcare cost containment efforts are also shifting treatment focus away from hospitals to less expensive alternative care sites.

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

        The Point-of-Care Market

Theta Reports projected strong growth in the worldwide market of total point-of-care tests performed in a professional setting (in a physician’s office, at a pharmacy, etc.) from 2000 to 2005. Specifically, in 2000, Theta Reports (Theta High Growth Diagnostic Markets, Report No. 1045, Sept. 2000) projected the worldwide market of total point-of-care tests performed in a professional setting (in a physician’s office, at a pharmacy, etc.) to be almost US$2.3 billion.   For 2005, Theta projected this market to increase to approximately US$3.8 billion.  Approximately 50% of these point-of-care tests are sold in North America and approximately 25% are sold in Western Europe.

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

Coronary Artery Disease (“CAD”) Risk Assessment:  The Role of Skin Cholesterol

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

           Traditionally, methods of blood plasma total cholesterol levels have been widely used to determine risk of atherosclerosis.  Cholesterol is a soft, waxy substance that is produced by the body, as well as obtained from eating certain foods, such as meat, eggs, and other animal products.  The deposit of cholesterol on to damaged blood vessel walls results in the development of a lesion that eventually reduces the intravascular space as well as the flexibility of the afflicted blood vessel wall.  The resulting condition is known as atherosclerotic plaque, which contributes to increased risk for coronary artery disease, angina pectoris, sudden cardiac death, stroke and peripheral vascular disease.

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

           High cholesterol and other lipid disorders are among the world’s most widespread chronic health problems. In the United States, the National Cholesterol Education Program (“NCEP”) was launched by the United States National Institutes of Health (the “NIH”) in 1985 as part of a nationwide effort to reduce the prevalence of high blood cholesterol. The NIH recommends that the least expensive way to reduce CAD is through a public health approach that targets the entire population to reduce the major risk factors for heart disease, including cholesterol from dietary intake.  Most Americans are now aware that high cholesterol levels increase their risk of having heart disease.

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

           The economic impact of cardiovascular disease on the U.S. health care system is growing larger as the population ages. The American Heart Association projects the total cost (including direct health expenditures as well as lost productivity) of cardiovascular diseases to reach US$403 billion (American Heart Association, Heart Disease and Stroke Statistics, 2006).  In 2003, the total cost of cardiovascular disease was estimated at US$351 billion (National Center for Chronic Disease Prevention and Health Promotion).

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

           A number of other emerging factors that have demonstrated a link to heart disease include C-reactive protein (“CRP”), homocysteine, carotid intima-media thickness (“CIMT”), electron-beam tomography for coronary calcium, ankle/brachial blood pressure index and soluble intercellular adhesion molecule (“ICAM-1”), among others.

           Many of these factors are costly to measure or assess, are resource intensive and inappropriate for a primary care setting, and require invasive procedures. The Corporation has developed a more reliable, patient-friendly and cost-effective tool, PREVU* Point of Care (“POC”) Skin Cholesterol Test, that assesses patients at high risk of coronary artery disease and can be used to monitor their risk status over time.

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

           A third product designed for home use, PREVU* PT Skin Cholesterol Test, is undergoing internal validation and stability studies.

The Opportunity

Most patients who develop CAD have at least one major risk factor that exceeds recommended levels.  These higher-risk patients can benefit the most from additional risk stratification testing.  Emerging evidence supports the use of non-invasive tests, such as skin cholesterol, to detect subclinical, or hidden, disease.  Identifying patients with high subclinical cardiovascular disease is key to preventing a first cardiac event and reducing the overall burden of heart disease.  The Corporation believes that PREVU* Point of Care Skin Cholesterol Test is a valuable tool for risk stratification in the primary, or point of care, prevention of CAD.    See “Information on the Corporation - Business Overview - Coronary Artery Disease (CAD) Risk Assessment”.

       Skin Cholesterol Pathology

In 1993, PreMD acquired the patent rights underlying PreMD’s skin cholesterol technology for the U.S., Canada and Western Europe and later expanded its intellectual property rights covering such technology.  See “Business Overview -Patents and Proprietary Protection”.

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

The Corporation’s Cardiovascular Products

         PREVU* POC Skin Cholesterol Test, formerly known as Cholesterol 1,2,3TM, is a non-invasive test that evaluates the amount of cholesterol accumulated in a patient’s epidermis (skin) surface.  The test is conducted in three minutes in two separate steps on the palm of the hand.  In the first step, a drop of chemical solution consisting of a cholesterol-binding agent and an enzyme, linked together by a synthetic copolymer, is placed on the hand for one minute. This solution binds to the skin’s cholesterol-rich surface layer.  After one minute the excess solution is blotted dry, leaving only that part of the solution that is bound to epidermal cholesterol.  In the second step, a drop of indicator solution, containing a dye in a colorless form, is placed on the same area of the hand and reacts when it contacts the enzyme, which is bound to epidermal cholesterol.  As a result, a color change reaction is created.  After only two minutes, a hand-held color measurement instrument, that is connected to a computer, reads this reaction and produces a numerical result.

           PREVU* POC is packaged in a 40-test kit that contains three dropper bottles consisting of a binding solution, an indicator solution and a positive control, as well as 40 adhesive-backed pads.  In addition, a patented hand-held instrument is used to measure the color change and provides a skin cholesterol value.  The results of this test give an indication of the patient’s CAD risk.

           PREVU* POC has a shelf life of 24 months.  Management of the Corporation believes that this test is inexpensive to produce and will be cost competitive with current alternative tests.  PREVU* POC is designed for use at the point of care and is being marketed to the professional medical community, including physicians, laboratories, clinics and pharmacies.

Development History and Clinical Findings

         Validation of the synthesis of the chemicals comprising the binding solution of PREVU* POC was conducted at McMaster University, Hamilton, Ontario (“McMaster”), pursuant to a research service agreement executed in April 1997, as amended in October 2000, between McMaster and the Corporation.  From November 2000 until October 31, 2005, the Corporation provided research and development sponsorship funding to McMaster.  In consideration for this sponsorship, the Corporation had the right to use of laboratory facilities at McMaster as well as the right of first refusal for a license for any intellectual property created as a result of the funding.  The Corporation is currently evaluating several new technologies generated by the research program   On November 17, 2005, the Corporation leased new laboratory facilities at McMaster University in the new Biosciences Incubation Centre, part of the Michael G. DeGroote Centre for Learning and Discovery.

The following table summarizes the key development and clinical evaluations of the Corporation’s skin cholesterol test to date:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS

PREVU* Skin Cholesterol Test: Completed Studies

Skin cholesterol and stress test	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Determine relationship between skin cholesterol and serum lipid levels; measure correlation of skin cholesterol to stress test outcome
Skin cholesterol shown to correlate with presence of cardiovascular disease (as measured by stress test outcome) “independent[ly] of serum lipids”.  Researchers concluded that skin cholesterol may be a better predictor of stress test outcome than serum cholesterol.

Presented at 31st Annual Oak Ridge Conference, 1999. Published in Journal of Clinical Chemistry in 2001
Skin cholesterol and response to therapy	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Determine ability of skin cholesterol to monitor patient response to lipid-lowering medications	Skin cholesterol may have utility in monitoring response to cholesterol-lowering therapies	Presented at American Association for Clinical Chemistry annual meeting in 1999
Measuring skin cholesterol levels to assess CAD	Dr. Dennis Sprecher	The Cleveland Clinic Foundation; The Canadian Heart Research Centre; The Trillium Health Centre	Correlation between skin cholesterol and angiography outcome
Skin cholesterol shown to increase with extent of disease as measured by coronary angiography, the gold standard for diagnosis of CAD, and to provide new information with respect to risk assessment for CAD.  Skin cholesterol and serum levels of total cholesterol were not correlated.
Additionally, patients with a history of myocardial infarction had a significantly higher skin cholesterol level.

Presented at American Heart Association (AHA) annual meeting, 2000; presented at Arteriosclerosis, Thrombosis and Vascular Biology annual meeting in 2002; published in journal Atherosclerosis in 2003; presented at Arteriosclerosis, Thrombosis and Vascular Biology annual meeting in 2005; published in Atherosclerosis in August 2005

Skin cholesterol and other markers of CAD risk	Dr. John Mancini	University of British Columbia; St. Paul's Hospital	Determine correlation of skin cholesterol to other measures of CAD risk, including carotid sonography, flow-mediated brachial vasoactivity and serum markers.	Skin cholesterol correlates to Framingham Global Risk Score and inflammatory markers, notably ICAM-1	Published in American Journal of Cardiology in 2002

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
Pediatric skin cholesterol study	Dr. Katherine Morrison	St. Joseph's Hospital	Examine skin cholesterol levels in children with hypercholesterolemia	Skin cholesterol can be reliably measured in children	Presented at the 2003 Endocrine Society Annual Meeting
Skin cholesterol and statins	Dr. Marcus Reiter	University of Vienna	Examine skin cholesterol response to certain cholesterol-lowering medications
Patients treated with statins experienced decreases in skin cholesterol values as well as in blood cholesterol; initial data shows that skin cholesterol may be a useful monitoring tool for patients taking statins

Data published in Journal of Clinical Chemistry in January 2005
Skin cholesterol and carotid IMT	Dr. James Stein	University of Wisconsin	Measure relationship between skin cholesterol and CAD using carotid IMT (CIMT)	Skin cholesterol has strong correlation to increased CIMT, an established risk predictor of heart attack and stroke	Data presented at American College of Cardiology annual meeting, March 2005; published in American Heart Journal, December 2005
PRACTICE	Dr. Milan Gupta	William Osler Health Centre	Examine skin cholesterol levels in South Asians
Interim data confirmed that skin cholesterol provides new information about a patient’s risk of CAD.  Skin cholesterol may have value in stratifying patients with established CAD who have been treated with cholesterol-lowering medications. Further data presented in 2005 showed that patients who have both high skin cholesterol and high levels of C-reactive protein have an increased risk of metabolic syndrome

Data presented at Canadian Cardiovascular Congress in October 2004; further data presented at Canadian Cardiovascular Congress in October 2005 and the Arteriosclerosis, Thrombosis and Vascular Biology conference in April 2006

PREVU* Skin Cholesterol Test: Ongoing Studies

PREPARE	Dr. David Waters; Dr. Dennis Sprecher; Dr. John Mancini	Various, in life insurance testing industry	Relationship between skin cholesterol (PREVU* LT) and risk of CVD as estimated by Framingham score	Data has been used for regulatory submissions	Manuscript being prepared

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS
PASA	Dr. James Stein	University of Wisconsin and five other U.S. sites	Relationship between skin cholesterol (PREVU* POC and PREVU* LT) and CAD using carotid IMT in a screening population	510 (K) submitted to U.S. FDA	Manuscript being prepared
ARISE (Aggressive Reduction in Inflammation Stops Events)	Dr. Rob Scott	AtheroGenics, Inc.; study conducted at multiple sites around world
Study will examine skin cholesterol (PREVU* POC) changes in response to AtheroGenics’ AGI-1067 therapy.  Trial will also provide data on relationship between skin cholesterol and primary cardiovascular events

Anticipate data in Q3 2007
Correlation study	Dr. Jean-Claude Tardif	Montreal Heart Institute	Trial will evaluate the correlation between PREVU* POC and PREVU* LT.	Anticipate data in Q3 2007
Skin cholesterol and new CAD risk markers	Dr. John Mancini; Dr. Sammy Chan; Dr. Jiri Frolich	University of British Columbia
Study will examine relationship between skin cholesterol (PREVU* POC and PREVU* LT) and a variety of new and established cardiovascular risk markers in high-risk patients.  It will also examine how skin cholesterol responds to various therapies

Anticipate data in Q3 2007
MESA (Multi-Ethnic Study of Atherosclerosis) sub-study	Dr. Pamela Ouyang	National Heart, Lung and Blood Institute; Johns Hopkins Bayview Medical Center	Study examining correlation of skin cholesterol (PREVU* POC) to early markers of CAD across different ethnic groups	Interim data demonstrated that skin cholesterol levels correlated with the presence and extent of coronary calcification	Interim data presented at American Heart Association in 2003; interim data published in Atherosclerosis in July 2005
All Comers' study	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Study examining relationship between skin cholesterol and Framingham Global Risk Score and other markers of CAD in patients suspected of having CAD. Trial includes PREVU* POC and PREVU* LT	Study completed

       Regulatory Clearance

In January 2001, regulatory clearance was granted by the HPB for sale of PREVU* POC in Canada for risk assessment of coronary artery disease.

In June 2002, the Corporation received FDA clearance for sale of PREVU* POC in the U.S. as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multi-vessel coronary artery disease (>50% stenosis in>1 vessel as diagnosed by coronary angiography) where further diagnostic evaluation is being considered.  Test results, when considered in conjunction with clinical evaluation, blood cholesterol tests and other risk factors identified for coronary artery disease, will aid the physician in focusing diagnostic and patient management options.

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

    In 2006, the PREVU* POC handheld spectrophotometer received FDA clearance, a class II license in Canada, and was CE-marked. PREVU* LT received a class II license in Canada and was CE-marked.

      Production and Services

             On May 14, 1999, the Corporation entered into a supply agreement (the “X-Rite Agreement”) with X-Rite, Inc. (“X-Rite”), a Michigan-based corporation, under which X-Rite agreed to develop and supply the Corporation with a hand-held instrument (the “X-Rite Instrument”) and related software for skin cholesterol testing in a professional setting.  The X-Rite Instrument measures the color of the reagents on the palm of the hand and provides a quantitative skin cholesterol result.  The X-Rite Agreement expired in May 2005, however, the Corporation will continue to order instruments from X-Rite as required.

               On June 19, 2001, the Corporation entered into an exclusive agreement with Diagnostic Chemicals Limited (“DCL”) to manufacture and supply the Corporation with PREVU* POC test kits for the U.S. and Canada.  The term of the DCL agreement is five years, renewable annually thereafter, unless earlier terminated by either party upon the material breach by the other party or by the Corporation with 180 days’ notice or by DCL with 12 months’ notice.

               On March 30, 2007, the Corporation entered into a manufacturing services agreement with Jabil Circuit, Inc. (“Jabil”) to manufacture and supply the Corporation with an electronic spectrophotometer.  The term of the agreement is five years, renewable annually thereafter, unless earlier terminated by either party upon the material breach by the other party or with twelve months’ notice.

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

Marketing and Distribution

In 2006, the Corporation’s cardiovascular products were marketed by McNeil Consumer Healthcare under an exclusive, worldwide licensing agreement.  Please see “History and Development of the Corporation - Key Relationships.”

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

           The cholesterol testing market can be divided into three distinct segments:  (i) the point-of-care segment; (ii) the clinical laboratory setting; and (iii) the home-use segment.  Currently, the majority of cholesterol testing is performed in a clinical setting, which includes hospital-based and independent laboratories.  These facilities employ sophisticated multi-test analyzers, which perform a wide range of blood-based diagnostic tests.  These analyzers are manufactured by companies such as Beckman Coulter, Ortho Clinical Diagnostics, Roche Diagnostics Systems, Abbott Laboratories Limited and Bayer, Inc.  They must be operated by skilled technicians, and, for certain tests, the pre-treatment of the blood samples is required.

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

Key Markets

         The Corporation envisions the following markets or marketing strategies for its suite of PREVU* tests:

•
Risk assessment by physicians.    This market includes primary care physicians, hospitals and managed care organizations as well as various healthcare providers and programs, such as screening and preventive cardiology clinics where cardiovascular risk assessment is conducted.

•
Risk assessment outside physicians’ offices.  This market includes retail pharmacies and in-store health clinics, large employers that offer health and wellness programs, wellness clinics or service providers, and natural health clinics or service providers.

•
Screening for insurance risk assessment. The market for insurance testing represents a significant opportunity for PREVU* LT throughout North America. About 14 million new insurance policies are granted every year, approximately 6.25 million of which include screening performed using oral fluid testing and/or blood (American Council of Life Insurers: Life Insurance Fact Book, 2004).

•
Home testing market.  PREVU* PT could be purchased by individuals in a retail pharmacy and self-administered at home to test and monitor skin cholesterol levels.  The U.S. cholesterol self-test market is projected to grow from about US$30 million in 2003 to just under US$150 million in 2007, driven largely by the introduction of non-invasive measurement products. (Greystone Associates, Cholesterol Monitoring: Self-Testing Markets and Opportunities, 2003)

Colorectal Cancer Tests™ (ColorectAlert and ColoPath)

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

Stage A:                      tumor is limited to the wall of the colon or rectum

    Stage B:                     tumor has extended to the extracolonic or extrarectal tissue but there is no involvement of regional lymph nodes

     Stage C:                       tumor has spread to regional lymph nodes

Stage D:                       tumor has spread to distant organs

Early-stage disease is not associated with symptoms and about 60% of all cases have spread beyond the colon or rectum (Stages C and D) at the time of diagnosis.  Common symptoms associated with later stage disease include blood in the stool, abdominal pain, change in bowel habits and unexplained weight loss.  Surgery is the treatment of choice for early-stage disease and surgery, chemotherapy and/or radiotherapy may be used to alleviate symptoms in later-stage disease.

Colorectal Cancer Screening

In the absence of effective treatment for advanced stage disease, screening is important.  Screening must identify early-stage disease in asymptomatic individuals in order to be effective.  According to the Colorectal Cancer Association of Canada, when detected early, colorectal cancer has a 90% cure rate.  The American Cancer Society recommends screening for colorectal cancer beginning at age 50.  It is recommended that both men and women should follow one of the following five testing schedules:

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

Market

          The American Cancer Society projected that in 2006 there would be an estimated 148,610 new cases of colorectal cancer in the U.S. and more than 55,170 deaths (accounting for 10% of all cancer deaths) resulting from the disease. This relatively high mortality rate is due in part to the lack of accurate screening tests for the early detection of the disease (American Cancer Society, Cancer Facts and Figures 2006).  The primary risk factor for colorectal cancer is age, with more than 90% of cases diagnosed in individuals over the age of 50. According to the most recent available data from the U.S. Census Bureau, published in 2000, there are approximately 80 million Americans over the age of 50.  However, it is estimated that only about half of the people who should be screened for this deadly disease are actually screened.  In 2003, 23% of people aged 50 and older had received an FOBT (home-based test) within the past two years.  In 2003, 44% of people aged 50 and older had ever received a colorectal endoscopy (sigmoidoscopy or colonoscopy) (National Cancer Institute Cancer Trends Progress Report - 2005 Update).

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

The Opportunity

          The Corporation’s rectal mucus test (“ColorectAlert™”) is a patented technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions.  Dr. A.K.M. Shamsuddin (the “ColorectAlert Inventor”) of Baltimore, Maryland developed this technology at the University of Maryland School of Medicine.  Pursuant to agreements (the “ColorectAlert License Agreement”) dated March 27, 1998, May 1, 1998 and October 23, 2001 between the Corporation and the ColorectAlert Inventor, the Corporation acquired a license for all diagnostic applications and products which incorporate or make use of this technology as well as the license for the two existing U.S. patents and one Japanese patent. Pursuant to the terms of the ColorectAlert License Agreements, the Corporation would be is required to make payments upon achieving certain milestones leading up to FDA clearance of this test, and royalty payments based on revenues from sales of this technology.  The ColorectAlert License Agreements do not provide for a fixed termination date and may only be terminated by the parties in the event of a material breach by the other party.

Subsequent to the year end, on January 5, 2007, the Corporation settled litigation relating to the ColorectAlert™ License Agreements.  Under the terms of the settlement with Dr. Shamsuddin and Med-11, the Corporation agreed to pay $175,000 to Med-11 and amended the agreements to replace Dr. Shamsuddin with Med-11 as the licensor.  This amount was expensed in 2006 as general and administration expense.  The amendment also reduced the royalty payable by the Corporation from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that the Corporation may have been required to pay under the initial agreements.

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

Presented at Digestive Diseases Week, May 2000; presented at the American Association for Clinical Chemistry, July 2000.
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
U.S. National Cancer Institute EDRN Study	Dr. Dean Brenner	University of Michigan; Dana Farber Cancer Institute; Dartmouth Medical School; St. Michael’s Hospital; M.D. Anderson Cancer Center	Prospective cross-sectional cohort validation trial examining FOBT and other markers for colorectal cancer	In progress

Production and Services

The Corporation’s cancer-related technologies are all manufactured (for clinical trial purposes) in its laboratory located at McMaster University.

Competition

         FOBT is the most frequently used screening method for colorectal cancer. Although FOBT has been found to reduce death due to eventual cancer, the test does have limitations due to its relatively low levels of sensitivity.

           FOBT has sensitivity of approximately 50% for cancer (Clinical Database “Should All People Over the Age of 50 have Regular Fecal Occult-Blood Tests?”, April 6, 1998) and a positive predictive value of 2%-17% (“Fecal Occult Blood Testing for Colorectal Cancer, Can We Afford To Do This?” Alquist, D.A. Gastroenterol Clin. North Am., 1997).  This predictive value leads to unnecessary cost and patient inconvenience and anxiety due to unnecessary colonoscopies.  In addition, compliance with fecal occult blood testing procedures (e.g., dietary restrictions) is estimated to be only 35%-50% (Clinical Database, April 16, 1998).  The single sample, or digital, fecal occult blood test that physicians often use to screen for colorectal cancer has been shown to miss 95% of malignancies and lesions likely to become cancerous (“Accuracy of Screening for Fecal Occult Blood on a Single Stool Sample Obtained by Digital Rectal Examination: A Comparison with Recommended Sampling Practice”, Annals of Internal Medicine, January 18, 2005).  The Corporation believes that many physicians are dissatisfied by fecal occult blood testing in general and would prefer to have an improved test.   Recently available immunochemical FOBT tests may perform better than traditional FOBT tests but still face limitations: early cancers tend not to bleed and most blood found in stool samples is present for reasons other than cancer.  Additionally, immunochemical FOBT tests still require patients to sample from a stool and/or toilet water, which the Corporation believes is a barrier to patient compliance.

           Double contrast barium enema has a low sensitivity for detecting cancer. The National Polyp Study found that double contrast barium enema detected only 48% of adenomas greater than 1 cm (“How Do I Screen for Colorectal Cancer?” Ross, T.M. The Canadian Journal of Diagnostics, October 2003).

           Sigmoidoscopy examines the lower colon and is expensive (US$100-US$200/test), may cause complications (bowel perforations) and is not well accepted by the patient.  Sensitivity varies with the type of instrument and the skill of the physician.  The best reported values are 40%-65%.

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

           In clinical studies to date, ColorectAlert has been shown to detect more than half of early-stage cancers (Duke’s A and B stages).  It is simple to perform and cost effective relative to other currently available alternatives.  Management believes that these attributes represent an important competitive advantage.

Key Markets

ColorectAlert, following the appropriate regulatory clearance, could be used in the laboratory and, potentially, physicians’ offices.  In 2000, Theta estimated that the global market for all cancer detection products, including mammography, would grow from US$2.0 billion in 1999 to US$2.8 billion in 2005 (Theta Reports,High Growth Diagnostic Markets, Report No 1045, September 2000).

Lung Cancer Test (LungAlert™)

Pathology

Lung cancer is the number one cause of cancer-related death for both men and women in North America. In the majority of cases, lung cancer begins in the lining of the bronchi and slowly moves down to the lungs. Initially the cancer does not cause a solid mass tumor and results in few or no symptoms. More than 85% of lung cancer cases can be directly or partly attributed to smoking (American Lung Association).

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

Common symptoms of advancing lung cancer include an excessive cough, worsening breathlessness, weight loss and fatigue.

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

Market

         According to the American Cancer Society, in the U.S. in 2006 there would be an estimated 174,470 new cases of lung cancer and an estimated 162,460 lung cancer deaths, representing 29% of all cancer deaths (American Cancer Society, Cancer Facts and Figures, 2006).  Lung cancer causes more deaths in both North American men and women than any other cancer, with a five-year survival rate for all stages combined of just 15%.  The survival rate is 50% for cases detected when the disease is still localized.  However, only 16% of lung cancers are diagnosed at an early, localized stage (American Cancer Society, Cancer Facts and Figures, 2006).

The Opportunity

LungAlert is based on a modified version of the ColorectAlert technology, using a sputum sample instead of a rectal mucus sample.  See “Information on the Corporation - Business Overview - Colorectal Cancer Tests - The Opportunity” for licensing and technology information.

Development History and Clinical Findings

         As summarized in the table below, the Corporation has conducted clinical studies with LungAlert:

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

Determine the ability of LungAlert to detect cancers among a high-risk population as well as relationship between LungAlert values and the stage and location of cancer. High-risk patients (1,000) undergo CT scans twice - once at baseline and once at one-year follow-up - and are tested with LungAlert.  Another 1,500 patients are tested at baseline.

In progress

Production and Services

The Corporation’s cancer-related technologies are all manufactured (for clinical trial purposes) by the Corporation itself in its laboratory located at McMaster University.

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

Key Markets

The LungAlert test may be suitable for use in both the laboratory and potentially the physician’s office with the appropriate regulatory clearance for each use.  The initial target population are smokers and former smokers as smoking causes more than 85% of lung cancer cases (American Lung Association).

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

Common symptoms of breast cancer include a swelling of part of the breast; skin irritation or dimpling, nipple pain or redness, nipple discharge or a lump in the underarm area.  However, early stage breast cancer frequently has no symptoms.

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
Presented at American Association for Cancer Research, July 2003; published in Cancer, July 2004

Pivotal Study	Dr. Anees Chagpar	University of Louisville	Confirm and extend findings of pilot study.	In progress

Production and Services

         The Corporation’s cancer-related technologies are all manufactured (for clinical trial purposes) by the Corporation in its laboratory located at McMaster University Medical Center.

Competition

         Other companies are developing and/or marketing proteomic-based and genomic-based screening tests for cancer using nipple aspirate fluid, including Power3 Medical, Cytyc Corporation and NeoMatrix LLC.  Other screening technologies in the breast cancer risk assessment field include serum screening, serum progression, tissue progression and a variety of imaging technologies to be used as adjuncts to mammography. Given the relatively high cost of such tests, the Corporation believes that such technologies would likely be complementary rather than competitive to the Corporation’s test.

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

Patent and Proprietary Protection

         The Corporation seeks to acquire processes and/or products or acquire licenses for processes and/or products, which may have existing intellectual property protection.  If patents have not yet been issued on a technology, the Corporation will review the patent applications, if any, and examine the patentability of the technology in question.  In some cases, the Corporation may actually file patent applications for technologies that it owns or in respect of which it has acquired a license and subsequently developed.  Such applications may cover composition of matter, the production of active ingredients and their novel applications.  The Corporation has acquired, by license or assignment, rights in patents and applications filed in Canada, the U.S. and internationally.

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

On December 23, 2005, the U.S. PTO notified the Corporation of its decision not to reinstate the two patents.  In February 2006, the Corporation filed a request for reconsideration with the U.S. PTO which was subsequently denied.  The Corporation has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid.   The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees.

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

		Europe Austria Great Britain France Germany Italy Sweden Switzerland	0 338 189	April 24, 1996	January 18, 2009
Granted	Multilayer Analytical Element	Australia South Korea United States Canada China Europe Belgium Germany Spain France Great Britain Greece Italy Ireland Netherlands Portugal Sweden Mexico Japan	702,663 235,211 6,605,440 2,207,555 95,197,367.3 0797774 227267 375507	June 3, 1999 September 21, 1999 August 12, 2003 February 24, 2004 June 23, 2004 November 10, 2004 April 15, 2005 January 6, 2006	December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015 December 14, 2015
Pending	Multilayer Analytical Element	PCT Brazil	CA95/00698 PI9510038-5	N/A Notice of Allowance Oct 4, 2005	N/A

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Method of Determining Skin Tissue Cholesterol	United States Japan Canada	6,365,363 369,324 2281769	April 2, 2002 July 1, 2005 March 21, 2006	January 26, 2018 January 26, 2018 January 26, 2018
Pending	Method of Determining Skin Tissue Cholesterol	PCT Brazil Europe Hong Kong	RU98/00010 PI9807594-2 98901608.4 00105898.2	Accepted in Canada June 8, 2005	N/A
Granted	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	Australia Russia China	781034	August 18, 2005 March 10, 2006 Notice of Grant	August 4, 2020 August 4, 2010
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	PCT Brazil Europe Hong Kong India Japan	PCT/CA00/00918 PI0013096.6 00954181.4 0310671.6 PCT/2002/00307 2001-51596.4	N/A	N/A
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Skin Cholesterol Measurement	United States continuation in part	09/830,708 10/877,737	N/A	N/A
Pending	Direct Assay of Cholesterol in Skin Samples Removed by Tape Stripping	Canada PCT Australia Brazil China Europe India Japan Hong Kong Mexico Russia United States US- continuation in part	2,465,427 PCT/CA2005/00642 Pub No. WO2005/106018 2005238099 TBD 200580013893.2 5738502.3 3171/kolnp/2006 TBD 7101674.4 PA/a/2006/012326 2006137332 10/835,397 11/116,412	N/A	N/A
Pending	Direct Assay of Skin Protein in Skin Samples Removed by Tape Stripping	United States PCT	60/682,837 PCT/CA2006/00831 Pub No. WO/2006/122430	N/A	N/A
Pending	Method and Apparatus for Non-Invasive Measurement of Skin Tissue Cholesterol	United States PCT	60/656,381 PCT/CA2006/00293	N/A	N/A
Pending	Apparatus for Non-Invasive skin sampling and testing	United States	60/885,152	N/A	N/A

ColorectAlert™

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions	USA	5,162,202	November 10, 1992	December 12, 2009
Granted	Screening Test and Kit for Cancerous and Precancerous Conditions	USA	5,348,860	September 20, 1994	October 15, 2011
Granted	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions	Japan	2,990,528	October 15, 1999	April 27, 2010
Granted	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	Australia Russia	781034 2271539	August 18, 2005 March 10, 2006	August 4, 2020 August 4, 2020
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	PCT Brazil China Europe Hong Kong India Japan	PCT/CA00/00918 PI0013096.6 00813497.9 00954181.4 0310671.6 PCT/2002/00307 2001 515964	N/A	N/A

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	USA continuation in part	09/830,708 10/877,757	N/A	N/A
Pending	Liquid-Phase Galactose Oxidase-Schiff’s Assay	USA PCT	11,523/057 PCT/CA2006/001526	N/A	N/A

ColoPath™

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Screening Test for the Early Detection of Colorectal Cancer	USA	6,187,591	February 13,2001	March 16, 2019
Granted	Screening Test for the Early Detection of Colorectal Cancer	Australia	766,057	January 29, 2004	November 3, 2019
Granted	Screening Test for the Early Detection of Colorectal Cancer	Israel	139545	April 25, 2005	November 3, 2019
Pending	Screening Test for the Early Detection of Colorectal Cancer	Canada	2,352,184	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	Brazil	PI19915005	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	Mexico	012243	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	Korea	2001-7005707	N/A	N/A
Pending	Screening Test for the Early Detection of Colorectal Cancer	India	INPCT/2001/00591	N/A	N/A
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	USA	5,416,025	May 16, 1995	November 29, 2013
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Europe	0731914	November 23, 1994	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	France	0731914	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Spain	ES 2155513	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Germany	69427131.4	April 18, 2001	November 23, 2014

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Great Britain	0731914	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Italy	0731914	April 18, 2001	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Australia	687,939	March 5, 1998	November 23, 2014
Granted	Screening Test for the Early Detection of Colorectal Neoplasia	South Africa	94/9290	October 25, 1995	November 23, 2014
Pending	Screening Test for the Early Detection of Colorectal Neoplasia	Canada	2,176,508	N/A	N/A

LungAlert™ and Breast Cancer Test

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date
Granted	Screening Test and Kit for Cancerous and Precancerous Conditions	USA	5,348,860	September 20,1994	October 15, 2011
Granted	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	Australia Russia	781034 2271539	August 18, 2005 March 10, 2006	August 4, 2020 August 4, 2020
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	PCT Brazil China Europe Russia Hong Kong India Japan	PCT/CA00/00918 PI0013096.6 00813497.9 00954181.4 RU 2002103517 0310671.6 PCT/2002/00307 2001 515964	N/A	N/A
Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays As it Pertains to Cancer Detection	USA continuation in part	09/830,708 10/877,737	N/A	N/A
Pending	Liquid-Phase Galactose Oxidase-Schiff’s Assay	USA PCT	11/523,057 PCT/CA2006/001526	N/A	N/A

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

           Competitors of the Corporation may:  (i) use different technologies or approaches to develop products similar to products which the Corporation is seeking to develop; (ii) develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any developed by the Corporation; and (iii) succeed in obtaining regulatory approval of such products before the Corporation obtains approval of its products.  There can be no assurance that the Corporation’s products will compete successfully or that research and development will not render the Corporation’s products obsolete or uneconomical.  See “Risk Factors” ..

           In the long term, the Corporation believes that its ability to compete effectively will be based on its ability to create and maintain scientifically advanced technology, develop superior products, attract and retain scientific personnel with a broad range of technical expertise and capability, obtain proprietary protection for its products and processes, secure the required government approvals on a timely basis, identify and successfully pursue research and development projects for which significant market opportunities exist or are likely to develop, and manufacture and successfully market its products.  The competition for personnel is intense and the Corporation cannot guarantee that personnel who are currently working on behalf of the Corporation will remain or that sufficiently qualified employees can be found to replace them.  The loss of key employees and/or key contractors may affect the speed and success of product development.  See “Risk Factors”.

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

Canada

The Canadian health care industry is regulated by the HPB.  This federal agency has a role similar to that of the FDA and has responsibility for regulating drugs for both human and animal use, cosmetics, medical devices, radiation emitting devices, foods and food additives, chemicals and other products affecting human health.  A manufacturer is required to follow specific regulations referred to as current GMP regulations in the manufacture of such products.  Regulations imposed by federal, provincial, state and local authorities in Canada and the U.S. as well as their counterparts in other countries, are a significant factor in the conduct of the development, manufacturing and eventual marketing activities for the proposed products.

United States

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

The products that the Corporation is currently developing may ultimately be subject to the demanding and time-consuming PMA approval procedure.  The regulations defined by these procedures cover not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labelling, advertising and marketing procedures.  The process of conducting the clinical trials and gathering, compiling and submitting the data required to support a PMA or facility approval is expensive and time-consuming, and there can be no assurance that the FDA will approve a PMA or a manufacturing facility submitted to it in a timely manner, or at all.  See “Key Information - Risk Factors”.

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

    Europe

    The CE (“Conformité Européene”) mark is a mandatory European mark for medical devices and in vitro diagnostic devices (“IVD”) that indicates conformity of the product with the essential health and safety requirements of the applicable European directive(s).

    Before placing a medical device or IVD on the European Union (“E.U.”) market, the manufacturer must subject the product to the conformity assessment procedure that is provided in the applicable directive, with the intention of affixing a CE-mark to the product.  Certain products, such as the Corporation’s consumer version of the skin cholesterol test, currently in development, will require a third-party conformity assessment to be carried out by a “Notified Body”, which is a public or private company designated by member states of the E.U. to assess a product’s conformity with the essential requirements of the medical device and IVD directives.  Other products, such as PREVU* POC, fall under the “Other” category of IVDs.  Products in this category can be self-CE-marked by the manufacturer without the involvement of a “Notified Body”.  As well, all manufacturers outside of the E.U. are required to designate an “Authorized Representative” in the E.U. who can respond to queries from member states and customers with regard to a CE-marked product on behalf of the manufacturer.

    Once a product is CE-marked, it may be placed on the E.U. market and freely circulated throughout Member States.

The Corporation received HPB clearance for PREVU* POC in 2001 and 510(K) clearance from the FDA for PREVU* POC as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multivessel CAD (>50% stenosis in>1 vessel as defined by coronary angiography) where further diagnostic evaluation is being considered.  PREVU* POC was CE-marked on September 5, 2002 for European marketing.  PREVU* LT received regulatory clearance for sale in Canada and was CE-marked in Europe in 2006.  The Corporation’s clinical program is ongoing.  The Corporation expects to submit regulatory applications for lab-processed and consumer formats of the skin cholesterol technology upon completion of certain clinical trials.  Additionally, the Corporation expects to undertake new clinical studies to support new regulatory claims for PREVU* POC Skin Cholesterol Test’s use.

               McNeil commenced an education and awareness program and actively promoted PREVU* Point of Care Skin Sterol Test at major international medical conferences throughout 2004.  McNeil made the product available for sale to the professional medical community in North America in early 2005, with additional world markets to follow.  The other technologies of the Corporation are in various stages of clinical trials in the U.S. and Canada, and thus the timing for receipt of HPB and FDA clearance is uncertain. Generally, research and clinical data used to receive regulatory approval in one jurisdiction may be used for regulatory submissions in other jurisdictions.

           While the Corporation has had success in receiving HPB and FDA clearance for PREVU* POC, the product testing and approval/clearance process for the Corporation’s other technologies could take a number of years and involve the expenditure of significant resources. There can be no assurance that clearance will be granted on a timely basis, or at all.

Economic Dependence

           Revenues earned by the Corporation in fiscal years 2004 to 2006 were from one customer.  These revenues were pursuant to a license agreement that was terminated on December 28, 2006.  All amounts due to the Corporation from this customer had been collected prior to the year end.  As at December 31, 2005, substantially all the accounts receivable were due from this customer.

Employees

 The Corporation currently employs 16 full-time people, 10of whom are located at its head office in Toronto, Ontario and six at its research laboratory in Hamilton, Ontario.  In addition, the Corporation has contractual arrangements with a number of research scientists and organizations that provide staff and related services.  These contracts provide flexible and directed research staff to the Corporation on an as-needed basis.

C.    Organizational Structure

The Corporation’s operations are based in Canada.  As at December 31, 2006 the Corporation had two wholly-owned subsidiaries: PreMD International Inc., a corporation incorporated under the laws of Switzerland; and 621178 Canada Inc., incorporated under the laws of Canada, to hold key man insurance coverage.  PreMD International Inc. owns the non-North American rights to PREVU* Skin Cholesterol Test and will manage sales of product in these territories.

D.    Property, Plant and Equipment

The Corporation currently rents approximately 3,500 square feet of office space at 4211 Yonge Street, Suite 615, Toronto, Ontario, M2P 2A9, Canada, its principal place of business.  The Corporation also occupies approximately 1,100 square feet of laboratory facilities at McMaster University in the new Biosciences Incubation Centre, part of the Michael G. DeGroote Centre for Learning and Discovery, in Hamilton, Ontario, Canada under an agreement that expires on November 30, 2008.  The terms of the foregoing lease agreement with McMaster University is qualified in its entirety by reference to the document attached hereto.

All assets are held in the name of the Corporation. The following table details the Corporation’s fixed assets as of December 31, 2006:

	Cost ($)	Accumulated Depreciation ($)	Net Book Value ($)
Manufacturing equipment	20,585	10,056	10,529
Computer equipment	299,947	218,529	81,418
Furniture and equipment	65,609	48,373	17,236
Research instrumentation	666,460	515,576	150,884
Laboratory equipment	61,437	24,023	37,414
Leasehold improvements	39,983	25,054	14,929
TOTAL	1,154,021	841,611	312,410

ITEM 4A.  Unresolved Staff Comments

Not Applicable.

ITEM 5.    Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2006, 2005 and 2004, which have been prepared in accordance with Canadian generally accepted accounting principles. Some of the statements contained in this section constitute forward-looking statements. These statements relate to future events or to the Corporation’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

A.    Operating Results

Year Ended December 31, 2006 Compared With Year ended December 31, 2005

Net Loss
The consolidated net loss for the year ended December 31, 2006 was $5,948,000 or $(0.27) per share compared with a net loss of $4,990,000 or $(0.23) per share for the year ended December 31, 2005, an increase of $958,000.  Sales and license revenue increased by $1,756,000 but was offset by an increase in interest and imputed interest on convertible debentures of $1,013,000, an increase in research and development expenses of $1,653,000 and a litigation settlement of $175,000.

Revenue
Product sales of PREVU* Skin Cholesterol tests to our licensee McNeil amounted to $7,000 in 2006 compared with $426,000 in 2005.  Throughout 2006, numerous pilot programs were conducted by the Corporation’s licensee, particularly in the retail pharmacy setting, utilizing inventory that had been purchased from the Corporation in 2005.

License revenue was $3,329,000 in 2006 compared to $1,153,000 in 2005, an increase of $2,176,000.  Milestone revenues earned and received from our licensee were recorded as license revenue and amounted to $500,000 in 2006 compared with $638,000 in 2005.  In addition, minimum sales levels in the agreements provided additional license revenue of $220,000 and $194,000 in 2006 and 2005, respectively.  The up-front cash payments from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, had previously been deferred and were being recognized into income on a straight-line basis over the relative terms of the agreements (10 and 15 years, respectively).  Upon termination of the agreements on December 28, 2006, the balance of the deferred revenues, representing the unamortized portion of the up-front payments received from the licensee, was recognized as license revenue.  Thus, the amount of the up-front payments recognized in 2006 amounted to $2,609,000 compared with the amortized amount of $307,000 in 2005.

Cost of Product Sales and Gross Profit
Cost of product sales exceeded sales for 2006 by $30,000, compared to $3,000 in 2005.  The loss resulted from inventory obsolescence and development costs for label and software changes to inventory.

Research and Development
Research and development expenses for the year increased by $1,653,000 to $4,774,000 from $3,120,000 in 2005.

The variance for the year reflects:
•
An increase of $1,673,000 in spending on clinical trials for skin cholesterol and cancer to $2,571,000 from $898,000 in 2005.   This increase is related to acceleration and completion of several large trials for skin cholesterol to lead to additional regulatory submissions and advancement of the lung cancer trial (the “I-ELCAP” study). The Corporation currently has five clinical trials ongoing, compared with 15 in 2005;

•	An increase of $77,000 in product liability insurance due to the significant increase in patients tested;
•	A decrease of $173,000 in subcontract research as the development of a second-generation color reader for the skin cholesterol test was completed;

•	A decrease in compensation of $41,000, reflecting lower incentive payments for the year for performance milestones and a personnel vacancy; and
•	Minor changes in other development costs during the period.

In August 2004, the Corporation learned that two of its U.S. patents had been listed as abandoned by U.S. PTO for failure to pay maintenance fees.  The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents.  The Corporation filed a petition with the U.S. PTO for reinstatement of the patents.  After several appeals, the U.S. PTO denied the Corporation’s request for reinstatement.  The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees.  The Corporation has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid.     The claim for damages was outstanding at December 31, 2006.

General and Administration Expenses

General and administration expenses amounted to $3,025,000 compared with $2,691,000 in 2005, an increase of $334,000.

The increase for the year reflects:
•
An increase of $435,000 in professional expenses which included approximately $330,000 in legal fees relating to litigation regarding the ColorectAlert™ License Agreements.  The litigation was settled on January 5, 2007;

•	A payment of $175,000 upon completion of an amendment to the ColorectAlert License Agreements on January 5, 2007 (see note 8[b][i] to the consolidated financial statements);
•	An increase in market research expenses of $46,000 and in travel of $58,000 relating to business development opportunities;
•	A reduction of $44,000 in expenses (from $44,000 to nil) relating to a prior year’s unsolicited offer to acquire the shares of another company;
•	A reduction in compensation of $105,000 reflecting lower incentive payments for 2006 for performance milestones and a personnel vacancy;
•	A reduction in investor relations expenses and annual report costs of $99,000 and $40,000, respectively; and
•	A reduction of $38,000 in stock-based compensation for options for administrative personnel and consultants resulting in a non-cash expense of $384,000 compared with $422,000 in 2005.

Interest on Convertible Debentures

Interest on convertible debentures (issued on August 30, 2005) amounted to $678,000 in 2006 compared to $228,000 in 2005.  The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock.  In 2006, $281,000 of the interest expense was paid in stock, rather than cash, compared with nil in 2005.  Imputed interest of $820,000 (compared with $256,000 in 2005) represents the expense related to the accretion of the liability component at an effective interest rate of 12.75%.

Amortization

Amortization expenses for equipment and acquired technology for 2006 amounted to $180,000 compared with $210,000 in 2005.  Leasehold improvements in the research facilities and purchases of equipment to support administration, clinical trials and manufacturing amounted to $25,000 in 2006 and $130,000 in 2005.  In addition, the PREVU* trademark was purchased from the former licensee of the skin cholesterol technology for $150,000.  Amortization of deferred financing fees amounted to $139,000 for 2006 compared to $43,000 in 2005.  The financing fees are amortized over the four-year life of the convertible debentures.

Foreign Exchange

Loss or foreign exchange due to fluctuations in the CDN/U.S. exchange rates amounted to $97,000 in 2006 compared with a gain of $36,000 in 2005.  The exchange rate applies to the Convertible debenture which is repayable in U.S. dollars and to some U.S. funds that are invested in short-term investments.

    Investment Tax Credits

    Recoveries of provincial ITCs amounted to $200,000 for 2006 compared with $199,000 in 2005.

    Interest Income

    Interest income amounted to $265,000 for 2006, compared with $173,000 for 2005.  The increase resulted from the investment of the proceeds on the convertible debentures in August 2005.

    U.S. GAAP

    For purposes of U.S. GAAP, the consolidated loss for 2006 was $5,887,000 compared with $4,904,000 (as restated) in 2005.

    Other

    Accounts receivable as at December 31, 2006 amounted to $11,000 compared to $882,000 as at December 31, 2005.  The 2005 amount includes license revenues billed to the licensee, whereas there were no amounts outstanding from the licensee as at December 31, 2006.

    The increase in prepaid expenses and other receivables of $254,000 includes a deposit of $370,000 made to a contract manufacturer against future production of a new color reader for the skin cholesterol test.

    The financing fees related to the convertible debenture are pro-rated between the debt and the fair value of the equity and warrant features.  The debt portion is deferred and amortized over the term of the debenture.  Additional costs of $51,000 related to the 2005 issue of convertible debentures were incurred in 2006.  Upon conversion of a portion of the convertible debentures in 2006, the unamortized portion transferred to capital stock amounted to $22,000.  The unamortized balance at December 31, 2006 amounted to $348,000 compared with $478,000 for the prior year.

    Accounts payable at December 31, 2006 amounted to $964,000, compared with $291,000 at December 31, 2005.  The 2006 amount includes $316,000 for clinical trial expenses and $344,000 for legal fees.  The increase of $277,000 in accrued liabilities for 2006 includes $175,000 related to the settlement of litigation on a cancer license agreement which was concluded on January 5, 2007.

    In August 2005, the Corporation issued $9,828,000 (US$8,210,000) of unsecured convertible debentures.  During 2006, $475,000 (US$430,000) was converted into 150,877 common shares of the Corporation, which resulted in a reclassification of $357,000 of the liability, $140,000 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.  Additional financing expenses of $51,000 were incurred in 2006, of which $14,000 was allocated to the equity component of the convertible debentures and $7,000 was allocated to warrants based on their relative fair values.

    Year Ended December 31, 2005 Compared With the Year Ended December 31, 2004

Net Loss

The consolidated net loss for the year ended December 31, 2005 was $4,990,000 or $(0.23) per share compared with a net loss of $5,569,000 or $(0.26) per share for the year ended December 31, 2004, a decrease of $579,000. The improvement resulted from an increase in sales and license revenue of $1,094,000, which was partially offset by an increase in interest and imputed interest of $484,000 on convertible debentures, issued on August 30, 2005.

Revenue

Product sales of PREVU* Skin Cholesterol Tests to the Corporation’s licensee, McNeil Consumer Healthcare, amounted to $426,000 in 2005 compared with $183,000 in 2004.

In 2004, the Corporation completed a worldwide licensing agreement with McNeil to sell its cardiovascular products under the brand name PREVU* Skin Cholesterol Test. The upfront cash payments from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, were deferred and recognized into income on a straight-line basis over the relative terms of the agreements (10 and 15 years, respectively). Thus, the amounts being recognized into income for 2005 and 2004 were $307,000 and $182,000, respectively. Furthermore, minimum sales levels in the agreement provided additional revenue of $194,000 and

$120,000 in 2005 and 2004, respectively.  Revenues received upon achievement of milestones amounted to a further $638,000 in license revenue for 2005 compared with nil in 2004. Total license revenue amounted to $1,153,000 for 2005 compared with $302,000 in 2004.

Cost of Product Sales and Gross Profit

Cost of product sales exceeded sales for 2005 by $3,000, compared to $7,000 in 2004. The loss resulted from development costs for label and software changes to inventory.

Research and Development

Research and development expenditures for the year increased by $507,000 to $3,120,000 from $2,613,000 in 2004. The variance for the year reflects:
•
A $410,000 increase in spending on clinical trials for skin cholesterol and cancer to $898,000 from $488,000 in 2004.  This increase was related to additional trials for skin cholesterol to lead to additional regulatory approvals, a new trial for breast cancer and continuation of the lung cancer trial (the “I-ELCAP” study);

•
Increased legal fees on intellectual property, which amounted to $331,000 compared with $292,000 in fiscal 2004.  These costs included $189,000 in 2005 ($96,000 in 2004) related to the petition for reinstatement of two U.S. patents for skin cholesterol that had been deemed abandoned;

•
An increase of $135,000 in subcontract research to $451,000 in support of the development of a second-generation color reader for the skin cholesterol test. This was partially offset by a decrease in product development expenditures for supplies of $55,000;

•
An increase in stock-based compensation expense of $23,000 resulting in non-cash expenses for research personnel of $147,000 in 2005 compared with $124,000 for 2004. This reflects the amortization of the 2003 and 2004 grants as well as the 2005 grants; and

•	A decrease in compensation of $53,000, reflecting lower incentive payments for the year for performance milestones; and
•	Minor changes in other development costs during the period.

General and Administration Expenses

General and administration expenses amounted to $2,691,000 compared with $3,347,000 in 2004, a decrease of $656,000. The decrease for 2005 reflects:
•	A reduction of $434,000 in professional expenses resulting from the non-recurring expenditure of $478,000 in 2004 for the unsolicited offer to acquire the shares of IBEX Technologies Inc. (“IBEX”);
•
A reduction of $54,000 in stock-based compensation for options for administrative personnel and consultants which resulted in a non-cash expense of $422,000 compared with $476,000 in 2004. The 2004 amount included $95,000 as the fair value of the cashless exercise of options by an officer of the Corporation;

•	A reduction in investor relations expenses by $61,000 following the completion of some consulting contracts during 2005;
•	A reduction in compensation of $38,000, reflecting lower incentive payments for 2005 for performance milestones; and
•	A reduction of $45,000 in travel expenses as a result of fewer international business development meetings.

Interest on Convertible Debentures

Interest on convertible debentures (issued on August 30, 2005) amounted to $228,000 in 2005 compared to nil in 2004. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. Imputed interest of $256,000 (compared to nil in 2004) represents the accretion of the liability component at an effective interest rate of 12.75%.

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

Foreign Exchange

Gain on foreign exchange amounted to $36,000 in 2005 compared to a loss of $9,000 in 2004.

Investment Tax Credits

Recoveries of provincial ITCs amounted to $199,000 for 2005 compared with $205,000 in 2004.

Interest Income

Interest income amounted to $173,000 for 2005, compared with $124,000 for 2004. The increase resulted from the investment of the proceeds of the convertible debentures in August 2005.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for 2005 was $4,904,000 (as restated) compared with $5,478,000 in 2004.

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

There was a significant decrease of $730,000 in accounts payable in 2005 compared with 2004. The 2004 amount included an amount for the purchase of inventory of approximately $340,000 and most of the expenses related to the IBEX offer.

    In August, 2005, the Corporation issued $9,828,000 (US$8,210,000) unsecured convertible debentures.  As explained in note 5 to the consolidated financial statements, $5,893,000 was recorded as a liability, $1,178,000 as warrants and $2,393,000 as an equity instrument.

    B.    Liquidity and Capital Resources

As at December 31, 2006, the Corporation had cash, cash equivalents and short-term investments totaling $3,276,000 ($8,679,000 as at December 31, 2005). The Corporation invests its funds in short-term financial instruments and marketable securities. Cash used in operating activities during the year amounted to $5,079,000 compared with $5,308,000 in 2005.

On August 30, 2005, the Corporation issued $9,828,000 (US$8,210,000) unsecured convertible debentures, maturing on August 30, 2009, for net proceeds of $8,966,000 after deducting issue fees and expenses of $862,000. Additional expenses of $51,000 were incurred in 2006.  The issue costs attributable to the liability component were deferred and will be amortized over the life of the debt. The issue costs attributable to the equity component of the convertible debentures and the warrants were deducted from the respective balances.

Effective December 28, 2006, the agreements with McNeil to market and distribute the PREVU* Skin Cholesterol tests were terminated.  The Corporation is pursuing several opportunities to continue the commercialization of these tests, including direct sales in certain markets, licensing the marketing rights to other multinational healthcare companies and negotiating distribution agreements in specific territories.

     As discussed above in Item 4, Information on the Corporation: Key Relationships, on March 28, 2007, the Corporation issued, by way of private placement, 2,917,268 common shares and 1,458,634 common share purchase warrants for gross proceeds of approximately $3.9 million.  Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.

To date, we have financed our activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial ITCs.  Management believes that, based on historical cash expenditures and the current expectation of future revenues from product sales, royalties and license revenues, our existing cash resources, together with the proceeds of the private placement subsequent to the year end (see note 12 to the consolidated financial statements) and the ITC receivable of $200,000, will be sufficient to meet our current operating and capital requirements through at least 2008.

However, our future capital requirements will depend on many factors, including our ability to negotiate new licensing and/or sales distribution agreements to market our PREVU* Skin Cholesterol tests, continued progress in our product development and clinical programs, time and expense associated with regulatory filings, prosecution and enforcement of our patent claims, and costs associated with obtaining regulatory approvals.  In the immediate term, until we obtain additional regulatory approvals for PREVU* and conclude new relationships for sales and marketing of PREVU*, revenue growth is expected to be slow.

C.    Research and Development and Patents and Licenses

In fiscal 2006, the Corporation spent $4,774,000 on Corporation-sponsored research and development activities compared with $3,120,000 and $2,613,000 in 2005 and 2004, respectively.

Below is a summary of the Corporation’s products and the related stages of development for each product in clinical development. The summary contains forward-looking statements regarding timing of completion of product development phases.  The actual timing of completion of those phases could differ materially from the estimates produced in the table.

Product	Description / Indication	Phase of Development	Approx. % Completed	Collaborator	Estimate of Completion of Phase

Coronary Artery Disease (CAD) Risk Assessment Technology:

PREVU* POC Skin Cholesterol Test (previously Cholesterol 1,2,3™)	Point of care skin cholesterol test that provides information about an individual’s risk of coronary artery disease	Regulatory clearance in Canada, U.S. and Europe; start of commercial sales Expand regulatory claims	100% 80%	McNeil (until December 2006) Clinical trial data being analyzed	2006 2007

PREVU* LT Skin Cholesterol Test	Lab-processed skin cholesterol test	Regulatory clearance in Canada, CE-marked in Europe; 510(k) filed in US for screening life insurance applicants	85%	Insurance companies	2007
		Commercial launch in select markets	nil	N/A	2007

PREVU* PT Skin Cholesterol Test	Semi-quantitative consumer-oriented test	Prototype development	50%	N/A	2008

Product	Description / Indication	Phase of Development	Approx. % Completed	Collaborator	Estimate of Completion of Phase
Cancer Technologies:

ColorectAlert™& Colopath™	Mucus tests for early detection of colorectal cancer	2,500 patients tested in clinical trials	100%	St. Michael’s Hospital	2004

		Additional clinical studies to support commercialization	10%	EDRN	2007/08
LungAlert™ ™	Sputum test for early detection of lung cancer	Automation of procedures 2,500 patients tested in clinical trials	80% 80%	St. Joseph’s Hospital; I-ELCAP	2007 2007

Breast Cancer Test All Cancer Tests	Aspirate test for early detection of breast cancer Improvement of assay method	Completed pilot study; pivotal study underway Alternative format development	50% 80%	University of Louisville N/A	2007 2007

The table below sets out the estimated costs incurred for each of the Corporation’s products for the years ended December 31, 2006, 2005, 2004 and 2003.  In addition, an historical cumulative total of costs incurred since February 1997, per product, has been provided.  Prior to February 1997, the Corporation did not track its costs by project.

Product	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 2003	Historical Cumulative total since February 1, 1997
CAD Risk Assessment Technologies	$3,103,000	$2,025,000	$1,476,000	$860,000	$11,670,000
ColorectAlert™ and ColoPath™	$275,000	$309,000	$304,000	$327,000	$3,265,000
LungAlert™ ™	$659,000	$309,000	$255,000	$228,000	$1,797,000
Breast Cancer Test	$79,000	$66,000	$42,000	$45,000	$232,000

The Corporation started to generate revenues from sales of PREVU* in the calendar year 2005. The Corporation anticipates that costs to complete the development of new formats and clinical trials of the coronary artery disease technologies will not exceed $1million.

With respect to the Corporation’s cancer-related products, the Corporation estimates that the costs to complete clinical trials and commercialize the colorectal cancer technology will not exceed $2 million. However, given the nature and uncertainty of ultimately receiving regulatory clearance for these cancer-related products, the Corporation is unable to reasonably estimate the timing of these projects’ commercialization.

D.    Trend Information

See “Information on the Corporation - Business Overview.”

E.	Off-Balance Sheet Arrangements

The Corporation has no material off balance sheet arrangements.

F.    Contractual Commitments

As at March 31, 2007, the Corporation had certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

	Total	Less than 1 Year	1 - 2 Years	2−5 Years
Clinical Trials	$305,000	$305,000	nil	nil
Other	261,000	140,000	121,000	nil
Total	$566,000	$121,000	$121,000	nil

As at December 31, 2006, the total contractual obligations and commitments amounted to $685,000.

Certain other obligations, totaling up to $225,000, are only payable upon the achievement of specific events.

As at December 31, 2006, the balance outstanding of $9,067,000 (US$7,780,000) for the convertible debentures that were issued on August 30, 2005 is payable in U.S. dollars and is due in August 2009.

ITEM 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

SENIOR MANAGEMENT

H.B. Brent Norton, MD, MBA, 46, President and CEO, Director

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

Tim Currie, BA, 43, Vice President, Corporate Development

Mr. Currie joined the Corporation on January 4, 2000 as Director, Business Development.  On June 16, 2004, Mr. Currie was promoted to his current position.  His career includes more than 15 years of experience in the pharmaceutical and health information fields in various senior sales and marketing positions for large multinational companies.

He is responsible for developing and implementing corporate business plans and for building alliances with other companies and organizations that complement the Corporation and drive its products towards commercialization. He leads efforts to acquire new technologies that fit with the Corporation’s vision, and manages the Corporation’s licensing initiatives for the marketing and distribution of products.

Mr. Currie has a degree in economics from the University of Western Ontario, and is active in a number of community organizations.

Michael Evelegh, Ph.D., 54, Executive Vice President, Clinical and Regulatory Affairs

Dr. Evelegh joined the Corporation on April 1, 1997 in the position he currently holds as the Corporation’s Executive Vice President, Clinical and Regulatory Affairs.

Dr. Evelegh has 20 years of experience researching and developing human diagnostics, including product development, clinical trials, regulatory submissions and manufacturing. Dr. Evelegh leads the Corporation’s scientific team at the Corporation’s laboratory located at McMaster University in Hamilton, Ontario.  He is also chiefly responsible for evaluating the scientific potential of new technologies for the Corporation’s pipeline of products.

Prior to joining the Corporation, Dr. Evelegh was the Director of Research and Development for Biomira Diagnostics Inc., a medical technology company. He also directed research teams at other Canadian biotechnology companies and has been an independent scientific and regulatory consultant. He earned his Ph.D. in Immunology at McMaster University, where he is an Associate Professor in the university’s medical school.

    Ron Hosking, 62, Vice President, Finance and Chief Financial Officer

    Mr. Hosking joined the Corporation on September 25, 1997 in the position he currently holds as the Corporation’s Vice President, Finance and Chief Financial Officer.

    Mr. Hosking’s career includes more than 20 years in the health care industry managing the finances of multinational and early-stage companies. Prior to joining the Corporation, Mr. Hosking was Vice President and Chief Financial Officer of LifeTECH Corporation, a biotechnology corporation, from 1996 to 1997. Prior to that time, Mr. Hosking had been Vice President and Chief Financial Officer of Biomira Diagnostics Inc and of Ortho Diagnostics Inc. (a Johnson & Johnson company). He is a Chartered Accountant and completed his B.Comm at the University of Toronto in Toronto, Ontario, Canada.

    Mr. Hosking has been actively involved in industry and professional associations, including tenures as Chairman of the Board of Medical Devices Canada (MEDEC) and President of Financial Executives International (FEI) Toronto. He is currently a member of FEI and the Toronto Biotechnology Initiative (TBI).

    DIRECTORS

Stephen A. Wilgar, BA, MBA, 69, Chairman of the Board

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

H.B. Brent Norton, MD, MBA, 47, Director

See description above under “Directors, Senior Management and Employees - Directors and Senior Management - Senior Management.”

         Anthony F. Griffiths, BA, MBA, 77, Director

Mr. Griffiths has served as one of the Corporation’s directors since July 13, 1995. From 1997 to the present, Mr. Griffiths has served as Director and Chairman of Russel Metals Inc. Since 2002 to the present, he has served as Director and Chairman of Novadaq Technologies, Inc., which completed its initial public offering in June 2005.  In addition, Mr. Griffiths is a Director of numerous companies, including Fairfax Financial Holdings Limited from 2002, Vitran Corporation Inc from 1987, Alliance Atlantis Communications Inc. from 1996, Hub International Limited from 1998, Northbridge Financial Corporation from 2003, Odyssey Re Holdings Corp. from 2001 and Jaguar Mining from 2004 to the present.

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

         Ronald D. Henriksen, MBA, 68, Director

Mr. Henriksen has served as one of the Corporation’s directors since June 16, 2004.  Mr. Henriksen has 35 years of experience in healthcare, working in the pharmaceutical, biotechnology, consulting, technology transfer and venture capital industries.  Since March 2002, Mr. Henriksen has served as the Chief Investment Officer of Twilight Ventures, LLC, an Indianapolis-based venture capital firm investing exclusively in life science companies.  Since January 1, 2005 and February 1, 2005, respectively, he has served as Chairman and Chief Executive Officer of Semafore Pharmaceuticals, Inc. and as President and Chief Executive Officer of EndGenitor Technologies Inc.

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

David Rosenkrantz, P. Eng., 49, Director

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

    The members of the SAB include:

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

B.    Compensation

1.        Summary Compensation Table

The following table is a summary of the compensation paid by the Corporation to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; (iii) Vice President, Finance and Chief Financial Officer; and (iv) Vice President, Corporate Development (collectively, the “Named Executive Officers”) for the years ended December 31, 2006, 2005 and 2004.

Name and Position	Financial Year Ended	Annual Compensation			Long-term Compensation	All other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation(1) ($)	Securities Under Option Granted (#)
Dr. Brent Norton President and Chief Executive Officer	Dec. 31, 2006 Dec. 31, 2005 Dec. 31, 2004	325,000 331,250 285,000	32,500 28,500 142,500	- -	230,000 100,000 -	7,713 22,101 -
Ronald Hosking Vice President, Finance and Chief Financial Officer	Dec. 31, 2006 Dec. 31, 2005 Dec. 31, 2004	185,400 191,461 167,500	- 30,000 30,000	- - -	78,000 52,000 -	- 13,691 -
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	Dec. 31, 2006 Dec. 31, 2005 Dec. 31, 2004	231,750 244,125 225,000	23,175 22,500 56,250	- - -	150,000 65,000 -	- - -
Tim Currie Vice President, Corporate Development	Dec. 31, 2006 Dec. 31, 2005 Dec. 31, 2004	185,400 200,400 150,000	18,450 29,100 45,000	- - -	150,000 52,000 35,000	21,320 6,230 -

Note:
(1) Unless otherwise disclosed, the aggregate amount of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the salary and the bonus of each Named Executive Officer for the years ended December 31, 2006, 2005 and 2004.

2.           Long-term Incentive Plan Awards during the Year Ended December 31, 2006
No Long-term Incentive Plan Awards were made to the Named Executive Officers during the year ended December 31, 2006.

3.           Option Grants during the Year Ended December 31, 2006

During the year ended December 31, 2006, the following incentive stock options were granted to the Named Executive Officers:

Name and Position	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dr. Brent Norton President and Chief Executive Officer	200,000(1) 30,000(3)	20.2% 3.0%	$1.25 $2.35	$1.25 $2.35	February 16, 2011 October 28, 2011
Ronald Hosking Vice President, Finance and Chief Financial Officer	48,000(2) 30,000(3)	4.8% 3.0%	$1.40 $2.35	$1.40 $2.35	February 28, 2011 October 28, 2011
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	120,000(1) 30,000(3)	12.1% 3.0%	$1.25 $2.35	$1.25 $2.35	February 16, 2011 October 28, 2011
Tim Currie Vice President, Corporate Development	120,000(1) 30,000(3)	12.1% 3.0%	$1.25 $2.35	$1.25 $2.35	February 16, 2011 October 28, 2011
Note:

(1)	These options will vest annually over a period of five years.
(2)	These options will vest annually over a period of two years.
(3)	These options will vest upon completion of specific measurable milestones.

4.      Aggregated Option Exercises during the Year Ended December 31, 2005 and Financial Year-end Option Values

The following table sets out (i) the number of Common Shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2006 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2006:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in- the-money Options at FY-End ($) Exercisable/ Unexercisable (3)
Dr. Brent Norton, President and Chief Executive Officer	-	-	760,000 (1) 450,000/310,000(2)	nil/250,000
Ronald Hosking, Vice President, Finance and Chief Financial Officer	-	-	251,000 (1) 93,800/157,200(2)	nil/67,200
Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	-	-	375,000 (1) 173,500/202,000(2)	nil/150,000
Tim Currie Vice President, Corporate Development	-	-	323,000 (1) 76,000/247,000(2)	nil/150,000

Notes:

(1)
These options will vest (i) annually over a pre-determined number of years; and/or (ii) upon the occurrence of certain performance-related milestones of the Corporation relating to the Corporation’s core technologies (e.g., FDA clearance of initial claims, strategic relationships, new technologies)

(2)	These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.
(3)	Based upon a closing price of $1.95 for the Common Shares on the Toronto Stock Exchange on December 31, 2006.

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

The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000.  As at April 30, 2007, the Corporation has issued an aggregate of 152,429 Common Shares under the Purchase Plan to its employees, officers and directors.

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

    The Board of Directors was elected at the annual meeting of shareholders on May 24, 2006, and each director will serve until the next annual meeting of shareholders or until their resignation. During the year ended December 31, 2006, a total of $74,856was paid to the directors of the Corporation in their capacity as directors.  The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation’s incentive stock option plan.  During the financial year ended December 31, 2006, options to purchase an aggregate of 75,000 Common Shares were granted to the non-executive directors. (see “Directors, Senior Management and Employees - Share Ownership - Stock Option Plan”). None of the directors or executive officers of the Corporation have directors’ service contracts with the Corporation or its subsidiary providing for benefits upon termination of employment.

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

    During the year ended December 31, 2006, the compensation and corporate governance committee was composed of Anthony F. Griffiths, Ron Henriksen and David A. Rosenkrantz. The compensation and corporate governance committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the compensation and corporate governance committee is to ensure that the compensation provided to the Named Executive Officers and the Corporation’s other senior officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the senior officers is matched with the financial interest of shareholders. They also ensure that the Named Executive Officers and the Corporation’s senior officers are paid fairly and commensurably with their contributions to furthering the Corporation’s strategic direction and objectives. The Corporation also grants stock options to its officers, directors and employees from time to time in accordance with the Corporation’s stock option plan.

During the year ended December 31, 2006, the audit committee of the Corporation, composed entirely of outside directors, was made up of Stephen A. Wilgar, Anthony F. Griffiths and David A. Rosenkrantz, each of whom meets the independence requirements of the listing standards of the American Stock Exchange.  Mr. Rosenkrantz is the Chair of the audit committee.  The audit committee has primary responsibility for ensuring the integrity of the Corporation’s financial reporting, risk management and internal controls. The audit committee has unrestricted access to the Corporation’s personnel and documents and has direct communication channels with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate. The audit committee receives and reviews the annual and financial statements of the Corporation and makes recommendations thereon to the Board of Directors prior to their approval by the Board of Directors. The audit committee also reviews the scope and planning of the external audit, the form of audit report, and any correspondence from or comments by the external auditors regarding financial reporting and internal controls. Moreover, the audit committee is responsible for correcting weaknesses identified by the external auditors with respect to the internal control systems and for ensuring that the recommended corrections have been implemented.

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

D.    Employees

The Corporation currently employs 16 full-time employees, 10 of whom are located at its head office in Toronto, Ontario, Canada, and 6 at its research laboratory in Hamilton, Ontario, Canada. In addition, the Corporation has contractual arrangements with a number of research scientists and organizations that provide staff and related services. These contracts provide flexible and directed research staff to the Corporation on an as-needed basis.

E.    Share Ownership

The following table shows the number of Common Shares and options to purchase Common Shares beneficially owned by each director and the Named Executive Officers as of May 31, 2007:

Name	Common Shares held directly and beneficially	% of Outstanding Common Shares as of May 31, 2007	Options outstanding	Exercise price	Expiration date
Dr. H.B. Brent Norton	2,360,948	9.4%	240,000	$2.86	Nov. 16, 2007
			70,000	$4.00	Dec. 5, 2008
			100,000	$2.95	Feb. 6, 2010
			200,000	$1.25	Feb. 16, 2011
			30,000	$2.35	Oct. 28, 2011
			200,000	$1.70	Mar. 19, 2012

Michael Evelegh, Ph.D	379,261	1.5%	50,000	$2.86	Nov. 16, 2007
			50,000	$4.00	Dec. 5, 2008
			65,000	$2.95	Feb. 6, 2010
			120,000	$1.25	Feb. 11, 2011
			30,000	$2.35	Oct. 28, 2011
			140,000	$1.70	Mar. 19, 2012

Name	Common Shares held directly and beneficially	% of Outstanding Common Shares as of April 15, 2007	Options outstanding	Exercise price	Expiration date
Ronald G. Hosking	293,778	1.2%	50,000	$2.85	Jun 27, 2008
			35,000	$4.00	Dec. 5, 2008
			52,000	$2.95	Feb. 6, 2010
			48,000	$1.40	Feb. 28, 2011
			30,000	$2.35	Oct. 28, 2011
			120,000	$1.70	Mar. 19, 2012

Tim Currie	27,560	0.1%	50,000	$2.85	Mar. 3, 2008
			35,000	$4.00	Feb. 23, 2009
			52,000	$2.95	Feb. 6, 2010
			120,000	$1.25	Feb. 16, 2011
			30,000	$2.35	Oct. 28, 2011
			120,000	$1.70	Mar. 19, 2012

Stephen A. Wilgar	290,827	1.2%	10,000	$2.86	Nov. 16, 2007
			30,000	$4.00	Dec. 5, 2008
			30,000	$4.09	Aug. 7, 2009
			30,000	$3.41	June 25, 2010
			30,000	$2.95	June 24, 2011
			30,000	$1.10	June 24, 2012

Anthony F. Griffiths	510,500	2.0%	5,000	$2.86	Nov. 16, 2007
			15,000	$4.00	Dec. 5, 2008
			15,000	$4.09	Aug. 7, 2009
			15,000	$3.41	June 25, 2010
			15,000	$2.95	June 24, 2011
			15,000	$1.10	June 24, 2012

David A. Rosenkrantz	278,033	1.1%	5,000	$2.86	Nov. 16, 2007
			15,000	$4.00	Dec. 5, 2008
			15,000	$4.09	Aug. 7, 2009
			15,000	$3.41	June 25, 2010
			15,000	$2.95	June 24, 2011
			15,000	$1.10	June 24, 2012

Ronald Henriksen	45,000	0.2%	15,000	$3.50	Apr. 12, 2009
			15,000	$3.41	June 25, 2010
			15,000	$2.95	June 24, 2011
			15,000	$1.10	June 24, 2012

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

The exercise price of each option shall be determined at the discretion of the directors of the Corporation at the time of the granting of the option, provided that any exercise price may not be less than the “market price” of the Common Shares (being the closing price of the Common Shares as reported by the Toronto Stock Exchange on the trading day immediately prior to the date of grant).

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

On May 24, 2007, the Shareholders passed a resolution approving certain amendments to the Option Plan to increase the maximum number of Common Shares which may be issued upon the exercise of options granted pursuant to the Option Plan to all participants from 3,500,000 to 4,500,000.  As at May 31, 2007, 3,212,804 Common Shares, being approximately 12.9% of the currently issued Common Shares, were issuable pursuant to unexercised options granted to such date under the Option Plan and options to purchase a further 1,014,983 Common Shares, being approximately 4.06% of the currently issued Common Shares, remained available for grant under the Option Plan as at such date.

ITEM 7.    Major Shareholders And Related-Party Transactions.

A.    Major shareholders

To the knowledge of the directors and senior officers of the Corporation, as at the date of this Annual Report, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 5% of the voting rights of the total issued and outstanding shares of the Corporation is as follows:

	Number of Voting Securities Owned
Name	Common Shares	Percentage of Class
Dr. H.B. Brent Norton	2,360,948	9.4%
Midsummer Investment Ltd	1,945,865	7.8%

Dr. Norton does not have different voting rights from any other stockholder of the Corporation.

Based on information available from Equity Transfer Services, the Corporation’s registrar and transfer agent, as of May 27, 2007, there were 38 registered holders of record of the Corporation’s common shares in the United States representing 3,861,795 Common Shares, or 15.45% of the total Common Shares issued and outstanding.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where these beneficial holders are residents since many of these ordinary shares were held of record by brokers or other nominees.

B.    Related-Party Transactions

Aside from the employment agreements, option grants and other compensation with management and the directors, as the case may be, all of which were made in the ordinary course of business and discussed above, there were no related party transactions during the period covered by this report, none have occurred to date, nor are any outstanding.

There were no shareholder loans outstanding as at December 31, 2006 or April 15, 2007.

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

          Not Applicable.

4.	The following table sets forth information regarding the price history of the Common Shares on the Toronto Stock Exchange and the American Stock Exchange for the periods indicated.

(a)	for the five most recent full financial years: the annual high and low market prices:

Fiscal year ended:

		TSX			Amex
	High ($)		Low ($)	High ($US)		Low ($US)

Dec-06	3.36		1.19	3.00		1.02
Dec-05	4.14		1.32	3.50		1.05
Dec-04	4.70		2.60	3.40		1.88
Dec-03	4.89		2.41	3.65		2.84
Dec-02	7.15		2.20	-		-

(b)	for the most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

Quarter ended:

		TSX			Amex
	High ($)		Low ($)	High ($US)		Low ($US)
Q1/07 Jan - Mar	2.10		1.06	1.79		1.22
Q4/06 Oct-Dec	2.62		1.34	2.39		1.25
Q3/06 July-Sept	3.36		1.68	3.00		1.50
Q2/06 Apr-Jun	3.02		1.85	1.92		1.61
Q1/06 Jan-Mar	2.47		1.16	2.15		1.02
Q4/05 Oct-Dec	2.50		1.32	2.09		1.05
Q3/05 July-Sept	3.45		2.06	2.80		1.72
Q2/05 Apr-Jun	3.94		2.12	3.27		1.74
Q1/05 Jan-Mar	4.14		2.91	3.50		2.35

(c)	for the most recent six months: the high and low market prices for each month:

		TSX			AMEX
	High ($)		Low ($)	High ($US)		Low ($US)

May 07	1.42		0.89	1.30		0.94
Apr 07	1.40		1.08	1.23		1.00
Mar 07	1.55		1.06	1.36		0.95
Feb-07	1.85		1.51	1.70		1.30
Jan-07	2.10		1.57	1.79		1.40
Dec-06	1.99		1.34	1.74		1.25

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

Not Applicable.

B.    Memorandum and Articles of Association

The Corporation previously provided the disclosure to its memorandum and articles of association in response to Item 10.B. of its Registration Statement on Form 20-F (File No. 001-31360) filed on June 18, 2000, as amended, and the Corporation hereby incorporates that disclosure into this Annual Report by reference and amends it with the attached/incorporated articles of amendment to reflect the Corporation’s name change.

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

        With effect from January 1, 2003, for individuals and other taxpayers subject to tax under Section 1 of the Code, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain Unconnected U.S. Shareholders).  In order for dividends paid by a foreign corporation whose shares are publicly traded (such as the Corporation) to qualify for the reduced rates, (1) the foreign corporation must not be classified as a passive foreign investment company (as defined below) for United States federal income tax purposes either in the taxable year of the distribution or the preceding taxable year, and (2) the Unconnected U.S. Shareholder must hold the underlying shares for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date.  Dividends paid by the Corporation on the Common Shares generally will not be eligible for the “dividend received” deduction.

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

        Dividends paid by the Corporation on, and proceeds from the sale or disposition of, the Common Shares generally will be subject to U.S. information reporting and the 28% backup withholding tax, unless you furnish the paying agent or middleman with a duly completed and signed Form W-9 or the Internal Revenue Service notifies the Corporation that you previously failed to properly report items subject to backup withholding. Unconnected U.S. Shareholders who are corporations are generally not subject to these rules, with limited exceptions. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

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

The Corporation believes that it will not be a PFIC for the current fiscal year, that it has not been a PFIC for any prior fiscal year, and it does not expect to become a PFIC in future years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond its control and because the principles and methodology for determining the fair market values of its assets are unclear, there can be no assurance that the Corporation will not be a PFIC for such years or that the Corporation’s determination concerning it PFIC status will not be challenged by the Internal Revenue Service. You should be aware, however, that if the Corporation is or becomes a PFIC, the Corporation may not be able or willing to satisfy record-keeping requirements that would enable you to make a “qualified electing fund” election.

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

Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the American Stock Exchange, you will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the Common Shares unless you alone or together with persons with whom you did not deal at arm’s length owned or had rights to acquire 25% or more of the Corporation’s issued shares of any class at any time during the 60-month period before the actual or deemed disposition.

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
6.	Over 10 years of serving as a director on various public company boards, including work chairing and participating on several audit committees

ITEM 16B.  Code of Ethics/Code of Business Conduct

The Corporation adopted a Code of Business Conduct and has previously provided the disclosure on Form 20-F filed on June 23, 2004 (File No. 001-31360).  The full text of the Code is available at the Corporation’s website, http://www.premdinc.com/investor_relations_govern.htm .The Corporation hereby incorporates that disclosure into this Annual Report by reference.

ITEM 16C.  Principal Accountant Fees and Services

      Fees and Services

                The table below summarizes the fees (expressed in Canadian dollars) paid by the Corporation and its consolidated subsidiaries during each of 2005 and 2006.

		2005			2006
	Amount		%	Amount		%

Audit Fees	$ 125,000		91.9	$137,000		91.3
Audit-Related Fees	Nil			2,000		1.3
Tax Fees(1)	11,000		8.1	11,000		7.4
Total	$ 136,000		100.0	$150,000		100.0

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

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

                   Not applicable.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchases

                   Not applicable.

PART III

ITEM 17.   Financial Statements.

See item 18.

ITEM 18.   Financial Statements.

The Corporation has previously filed its fiscal 2006 consolidated financial statements and notes to the consolidated financial statements under Form 6-K on May 8, 2007 (File No. 001-31360) and The financial statements included herein are unaltered from those supplied on the Form 6-K.

See pages F-1 through F-24 included herein.

ITEM 19.    Exhibits.

1.1	Articles of Amalgamation of the Corporation. Previously filed as Exhibit 1.1 to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

1.2	By-laws of the Corporation. Previously filed as Exhibit 1.2 to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

1.3
Articles of Amendment of the Corporation to change the name of the Corporation from IMI International Medical Innovations Inc. to PreMD Inc. dated September 26, 2005.  Previously filed as Exhibit 1.3 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

1.4
Certificate of Amendment of the Corporation to change the name of the Corporation from IMI International Medical Innovations Inc. to PreMD Inc. dated September 26, 2005. Previously filed as Exhibit 1.4 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

2.1
Certificate of 7% Convertible Debenture due August 30, 2009 and issued August 30, 2005. Previously filed as Exhibit 2.1 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

2.2	Certificate of Common Stock Purchase Warrant dated August 30, 2005. Previously filed as Exhibit 2.2 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

2.3
Securities Purchase Agreement by and between the Registrant and each purchaser identified on the signature pages thereto dated March 20, 2007.  Previously filed as Exhibit 99.2 to the Form 6-K on March 22, 2007 (File No. 001-31360).

2.4	Common Stock Purchase Warrant. Previously filed as Exhibit 99.3 to the Form 6-K on March 22, 2007 (File No. 001-31360).

2.5
Registration Rights Agreement by and between the Registrant and each of the several purchasers signatory thereto dated March 20, 2007. Previously filed as Exhibit 99.4 to the Form 6-K on March 22, 2007 (File No. 001-31360).

4.1*
Supply Agreement by and between the Registrant and Diagnostic Chemicals Limited dated June 19, 2001.  Previously filed as Exhibit 4.1 to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

4.2*
Cholesterol 1,2,3 - Skin Cholesterol Measurement System - Product Development, Manufacturing and Marketing and Sales Agreement by and between the Registrant and X-Rite, Inc. dated May 14, 1999.  Previously filed as Exhibit 4.2 to the Corporation’s Registration Statement on Amendment No. 1 to the Form 20-F filed on October 28, 2002 (File No. 001-31360).

4.3
Employment Agreement by and between the Registrant and Ronald Hosking dated February 2, 2006.  Previously filed as Exhibit 4.3 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

4.4
Employment Agreement by and between the Registrant and Tim Currie dated January 10, 2006. Previously filed as Exhibit 4.4 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

4.5
Employment Agreement by and between the Registrant and Dr. H.B. Brent Norton dated Jan. 1, 2001.  Previously filed as Exhibit 4.4 to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

4.6
Employment Agreement by and between the Registrant and Michael Evelegh dated Jan 1, 2001.  Previously filed as Exhibit 4.5 to the Corporation’s Registration Statement on Amendment No.1 to the Form 20-F filed on October 28, 2002 (File No. 001-31360).

4.7
Lease Agreement by and between the Registrant, and 448048 Ontario Inc. dated November 19, 2004.   Previously filed as Exhibit 4.6 to the Corporation’s Annual Report on Form 20-F filed on June 30, 2005 (File No. 001-31360).

4.8
McMaster Bioscience Incubation Centre Host Agreement between McMaster University and the Registrant dated November 17, 2005.  Previously filed as Exhibit 4.8 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

4.9*
License, Development and Supply Agreement between McNeil PDI Inc. and the Registrant dated May 9, 2002.  Previously filed as Exhibit 4.8 to the Corporation’s Registration Statement on Amendment No. 4 to the Form 20-F filed on March 7, 2003 (File No. 001-31360).

4.10*
Amendment to License, Development and Supply Agreement by and between McNeil PDI Inc. and the Registrant dated December 20, 2002.  Previously filed as Exhibit 4.9 to the Corporation’s Registration Statement on Amendment No. 4 to the Form 20-F filed on March 7, 2003 (File No. 001-31360).

4.11*
License, Development and Supply Agreement by and between McNeil PDI Inc., McNeil Consumer & Specialty Pharmaceuticals Division of McNeil-PPC, Inc., IMI International Medical Innovations Inc. (Switzerland) and the Registrant, dated May 28, 2004.  Previously filed as Exhibit 99.1 to the Form 6-K on June 9, 2004 (File No. 001-31360).

4.12*
Amendment dated December 9, 2005 to the License, Development and Supply Agreement by and between McNeil PDI Inc. and the Registrant dated May 9, 2002 as amended December 20, 2002.  Previously filed as Exhibit 4.12 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

4.13*
Amendment dated December 9, 2005 to the License, Development and Supply Agreement by and between McNeil PDI Inc., McNeil Consumer & Specialty Pharmaceuticals Division of McNeil-PPC, Inc., IMI International Medical Innovations Inc. (Switzerland) and the Registrant, dated May 28, 2004.    Previously filed as Exhibit 4.13 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360)

4.14	Code of Ethics/Code of Business Conduct previously filed as Exhibit 4.11 to the Corporation’s Annual Report on Form 20-F filed on June 23, 2004 (File No. 001-31360)

4.15
Underwriting Agreement between Orion Securities Inc., Loewen, Ondaatje, McCutcheon Limited and the Registrant dated August 30, 2005.  Previously filed as Exhibit 4.16 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360)

4.16	Manufacturing services agreement with Jabil Circuit, Inc., dated March 30, 2007, filed herewith.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

*
Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURE

PreMD Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PreMD Inc.

/s/ RONALD HOSKING
By:	Ronald Hosking
Its:	Vice President, Finance and Chief Financial Officer

Date:  June 20, 2007

PreMD Inc.
F1

Report of Independent Auditors

To the Shareholders of PreMD Inc.

We have audited the consolidated balance sheets of PreMD Inc. as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PreMD Inc. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 10 (as restated) to the consolidated financial statements).

Chartered Accountants
Toronto, Canada
March 28, 2007

PreMD Inc.
Incorporated under the laws of Canada
Consolidated Balance Sheets
[In Canadian dollars]

	2006	2005
As at December 31	$	$

ASSETS
Current
Cash and cash equivalents	112,577	773,199
Short-term investments	3,163,482	7,905,883
Accounts receivable [note 3]	11,221	881,891
Inventory	179,219	36,306
Prepaid expenses and other receivables	570,773	317,264
Investment tax credits receivable	200,000	200,000
Total current assets	4,237,272	10,114,543
Deferred financing fees, net of accumulated amortization of $174,863 [2005 - $43,059] [note 5]	347,589	477,725
Capital assets, net [note 4[a]]	312,410	410,636
Intangible assets, net of accumulated amortization of $915,027 [2005 - $856,970] [note 4[b] and 8[a]]	382,229	290,286
	5,279,500	11,293,190

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	963,990	291,125
Accrued liabilities	932,372	655,113
Current portion of deferred revenue [note 8[a]]	-	311,915
Total current liabilities	1,896,362	1,258,153
Convertible debentures [note 6]	6,350,680	5,893,340
Deferred revenue [note 8[a]]	-	2,297,400
Total liabilities	8,247,042	9,448,893
Commitments [note 8]
Shareholders’ equity (deficiency)
Capital stock [note 6]	25,263,480	24,449,826
Contributed surplus [note 6]	2,521,915	1,840,979
Equity component of convertible debentures [note 5]	2,239,385	2,393,145
Warrants [notes 5, 6[c] and 8[b][ii]]	1,170,020	1,373,718
Deficit	(34,162,342)	(28,213,371)
Total shareholders’ equity (deficiency)	(2,967,542)	1,844,297
	5,279,500	11,293,190

See accompanying notes

Consolidated Statements of Loss and Deficit
[In Canadian dollars]

	2006	2005	2004
Years ended December 31	$	$	$

REVENUE
Product sales [note 3]	6,513	425,730	183,258
License revenue [note 3]	3,328,827	1,153,308	302,080
	3,335,340	1,579,038	485,338
Cost of product sales, including amortization of nil [2005 - $3,456; 2004 - $6,600]	36,824	428,650	190,214
Gross profit	3,298,516	1,150,388	295,124

EXPENSES
Research and development	4,773,762	3,120,276	2,612,770
General and administration	3,024,811	2,690,790	3,346,720
Interest on convertible debentures [notes 5 and 6]	677,723	228,481	-
Imputed interest on convertible debentures [note 5]	819,609	255,529	-
Amortization [notes 4[a], [b] and 5]	319,205	252,804	224,428
Loss (gain) on foreign exchange	97,746	(35,734)	8,731
	9,712,856	6,512,146	6,192,649

RECOVERIES AND OTHER INCOME
Investment tax credits	200,000	198,923	205,000
Interest	265,369	173,130	123,626
	465,369	372,053	328,626
Net loss for the year	(5,948,971)	(4,989,705)	(5,568,899)
Deficit, beginning of year	(28,213,371)	(23,223,666)	(17,654,767)
Deficit, end of year	(34,162,342)	(28,213,371)	(23,223,666)

Basic and diluted loss per share	$(0.27)	$(0.23)	$(0.26)

Weighted average number of common shares outstanding	21,663,698	21,487,008	21,276,497

See accompanying notes

Consolidated Statements of Cash Flows
[In Canadian dollars]
	2006	2005	2004
Years ended December 31	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(5,948,971)	(4,989,705)	(5,568,899)
Add (deduct) items not involving cash
Amortization	319,205	256,260	231,028
Stock-based compensation costs included in
Research and development expense	156,920	147,085	123,925
General and administration expense	383,767	421,812	476,164
Loss (gain) on sale of capital asset	(1,743)	-	6,098
Imputed interest on convertible debenture	819,609	255,529	-
Interest on convertible debenture paid in common shares	281,462	-	-
Loss (gain) on foreign exchange	97,748	(35,734)	8,731
Net change in non-cash working capital balances related to operations [note 9]	1,422,730	(1,061,397)	535,284
Increase (decrease) in deferred revenue	(2,609,315)	(301,885)	2,818,100
Cash used in operating activities	(5,078,588)	(5,308,035)	(1,369,569)

INVESTING ACTIVITIES
Short-term investments	4,589,356	(3,065,568)	1,678,190
Purchase of trademark	(150,000)	-	-
Purchase of capital assets	(24,965)	(130,310)	(164,789)
Sale of capital assets	3,000	-	628
Cash provided by (used in) investing activities	4,417,391	(3,195,878)	1,514,029

FINANCING ACTIVITIES
Issuance of convertible debentures [note 5]	-	9,827,616	-
Financing fees [note 5]	(51,399)	(861,328)	-
Issuance of capital stock, net of issue costs	-	198,400	33,373
Cash provided by (used in) financing activities	(51,399)	9,164,688	33,373
Effect of exchange rate changes on cash and cash equivalents	51,974	(127,034)	-
Net increase (decrease) in cash and cash equivalents during the year	(660,622)	533,741	177,833
Cash and cash equivalents, beginning of year	773,199	239,458	61,625
Cash and cash equivalents, end of year	112,577	773,199	239,458

Represented by
Cash	112,577	773,199	173,302
Cash equivalents	-	-	66,156
	112,577	773,199	239,458

Supplemental cash flow information
Cash paid during the year for interest	396,261	228,481	-

See accompanying notes

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

1. NATURE OF THE COMPANY
 PreMD Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with non-invasive or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company develops easy-to-use, accurate and cost-effective tests designed for use in a point-of-care setting, in a laboratory, in the life insurance industry, and, eventually, at home, and licenses the global marketing rights to third parties.

The Company currently owns patents for a test used to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and breast cancer. In addition, the Company has patents and patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2. SIGNIFICANT ACCOUNTING POLICIES

New pronouncements
The Canadian Institute of Chartered Accountants [“CICA”] released five new standards related to financial instruments and hedging. The Company is currently evaluating the impact on its consolidated financial statements of adopting these standards on January 1, 2007. These standards are effective for years beginning on or after October 1, 2006 and include the following sections:

[a] Section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

•	All financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
•	All financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their carrying value; and
•	All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

[b] Section 3865 of the CICA Handbook, “Hedges”, describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•	Changes in the fair value of a hedged item and a hedging item; and
•	Changes resulting from risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the income statement in the same period.

[c] Section 1530 of the CICA Handbook, “Comprehensive Income”, describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Adopting this section will require the Company to start reporting the following items in the consolidated financial statements: comprehensive income and its components, and accumulated other comprehensive income and its components.

[d] Section 3250 of the CICA Handbook, “Surplus”, was changed and reissued as Section 3251, “Equity”. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, “Comprehensive Income”.

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

[e] Section 3861 of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”, establishes standards for presentation of financial instruments as non-financial derivatives and identifies disclosure requirements. Adopting this section would impact the classification of a financial instrument, or its component parts, as a liability or as an equity instrument in accordance with the substance of the contractual arrangement on initial recognition.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”] consistently applied within the framework of the significant accounting policies summarized below. The significant differences between Canadian GAAP and United States generally accepted accounting principles [“U.S. GAAP”] are described and reconciled in note 10.

Basis of consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PreMD International Inc., Berne, incorporated under the laws of Switzerland, and 6211178 Canada Inc., incorporated under the laws of Canada. All significant intercompany transactions and balances have been eliminated upon consolidation.

Foreign currency translation
The Company’s functional currency is the Canadian dollar. Foreign operations are considered integrated and are translated into Canadian dollars using the temporal method. Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate for the year, except for amortization of capital assets which is translated at the same exchange rates as the assets to which they relate. Exchange gains or losses are included in the determination of net loss for the year.

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

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and highly liquid investments that are readily convertible into cash with maturities of less than 90 days when purchased. There were no cash equivalents as at December 31, 2006 and 2005, but as at December 31, 2004, cash equivalents were comprised of funds with an average interest rate of 2.9%.

Short-term investments
Short-term investments are carried at the lower of cost and market value. Market value approximates cost. Short-term investments as at December 31, 2006 were comprised of money market funds and fixed income securities with interest rates of approximately 4.5% [2005 - 3.6%]. Short-term investments are comprised of highly liquid investments with maturity periods greater than 90 days but less than one year when purchased.

Financial instruments
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

The fair values of the equity and warrant components of the convertible debentures are recorded as “equity component of convertible debentures” and “warrants”, respectively, net of the allocated financing costs. The carrying value of the convertible debentures is recorded as a liability and is being accreted to its maturity value through charges to income for the imputed interest [note 5].

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

Inventory
Inventory of raw materials is valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

Deferred financing fees
Financing costs relating to the issue of convertible debentures are pro-rated between the liability and the equity and warrant components of the debentures [note 5]. The expenses related to the liability component are deferred and are amortized on a straight-line basis over the term of the debentures. Should the debentures be converted prior to maturity, the unamortized balance of financing costs will be transferred to capital stock. The “equity component of convertible debentures” and the “warrants” are recorded net of the respective allocated financing costs.

Capital assets
Capital assets are recorded at acquisition cost less accumulated amortization.

Purchases of molds required for the manufacture of products are capitalized and amortized over the useful life of the assets on the basis of units produced. The amortization expense for molds is recorded as a cost of product sales.

The Company provides for amortization on the declining balance basis, unless otherwise indicated, at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Manufacturing equipment	useful life on basis of units produced
Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

Intangible assets
Patents, patent rights and trademarks acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year. The Company evaluates the carrying value of intangible assets for potential impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds the sum of the undiscounted cash flows expected to result from its use.

Indemnifications
Many of the Company’s agreements, specifically those related to financing, clinical trials, research and development and supply arrangements, include indemnification provisions where the Company agrees to indemnify and hold harmless the counterparty against possible claims by third parties. Potential payments under these provisions relate to personal injury resulting from clinical trials and from breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, consents to transfer, employment matters, litigation and other potential material liabilities. None of the indemnification provisions absorb the credit risk of the counterparties’ assets or liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. The Company also maintains product liability insurance to cover claims related to its clinical trials and sales of products. At December 31, 2006, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

Revenue recognition
The Company earned 100% of its revenue from one customer under the terms of two contracts [note 8[a]. These contracts outlined the terms for all products and services provided to the customer, and were considered multiple revenue arrangements. Under the terms of Emerging Issues Committee No. 142 - “Revenue Arrangements with Multiple Deliverables”, products and services under these contracts are separated into units of accounting for revenue recognition purposes.

Non-refundable, up-front payments received from licensees are deferred and recognized in income on a straight-line basis over the respective terms of the agreements. Milestone payments received from licensees are recorded as income in the period when the respective measurable milestones are achieved and collectability is assured. Royalty revenues are based on sales by licensees and are recorded as income in the period earned and reported by the licensees.

Revenue from sales of products to licensees is recognized when the title passes to the licensee and when the products are shipped.

Interest income is recognized as earned.

Research and development and related investment tax credits
Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Reimbursements for specific expenditures received through collaborative funding have been applied against research and development expenses.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable. The amounts are recorded as follows:

•	For capital assets - as a reduction of the cost of the related asset; and
•	For operating expenses - as a recovery within the consolidated statements of loss and deficit.

Stock-based compensation
The Company has two stock-based compensation plans for employees, directors and consultants, which are described in note 6[d]. Certain of the stock options granted vest over a fixed term and others vest based on performance upon the achievement of certain milestones.

Canadian GAAP requires that options issued be accounted for using the fair value method of accounting. Non-cash compensation expense for fixed-term options is recorded over the term of the vesting period, whereas compensation expense for performance options is recorded when it is determined that achievement of the milestone is likely. Prior to 2003, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to capital stock.

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

Shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as a non-cash compensation expense in the consolidated statements of loss and deficit [note 6[e]].

Income taxes
The Company applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

Loss per share
Loss per share has been calculated on the basis of net loss for the year divided by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company’s stock options, the conversion feature of the convertible debentures and the warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share. Therefore, stock options and warrants have been excluded from the calculation of diluted loss per share. Consequently, there is no difference between basic loss per share and diluted loss per share.

3. ECONOMIC DEPENDENCE AND CONCENTRATION OF CREDIT RISK

Revenues earned by the Company in fiscal years 2004 to 2006 were from one customer. These revenues were pursuant to a license agreement that was terminated on December 28, 2006 [note 8[a]]. All amounts due to the Company from this customer had been collected prior to the year end. As at December 31, 2005, substantially all the accounts receivable were due from this customer.

4. CAPITAL AND INTANGIBLE ASSETS

[a] Capital assets consist of the following:

	2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Manufacturing equipment	20,585	10,056	10,529
Computer equipment	299,947	218,529	81,418
Furniture and equipment	65,609	48,373	17,236
Research instrumentation	666,460	515,576	150,884
Laboratory equipment	61,437	24,023	37,414
Leasehold improvements	39,983	25,054	14,929
	1,154,021	841,611	312,410

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]
	2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Manufacturing equipment	20,585	10,056	10,529
Computer equipment	293,388	185,361	108,027
Furniture and equipment	65,609	44,064	21,545
Research instrumentation	669,183	452,701	216,482
Laboratory equipment	60,496	14,787	45,709
Leasehold improvements	23,159	14,815	8,344
	1,132,420	721,784	410,636
Amortization expense on capital assets amounted to $121,934 in 2006 [2005 - $140,629; 2004 - $140,313].

[b] Intangible assets consist of the following:
	2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Patents and patent rights	1,147,256	915,027	232,229
Trademarks	150,000	-	150,000
	1,297,256	915,027	382,229

	2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Patents and patent rights	1,147,256	856,970	290,286
	1,147,256	856,970	290,286
Amortization expense on intangible assets amounted to $58,057 in 2006 [2005 - $72,572; 2004 - $90,715].

5. CONVERTIBLE DEBENTURES

On August 30, 2005, the Company completed a financing, by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 [US$8,210,000] less issue fees and expenses of $913,000 (resulting in net proceeds of $8,915,000). The unsecured debentures bear interest at an annual rate of 7% [effective rate of 12.75%on the liability component], payable quarterly in cash or common shares at the Company’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment). If all the debentures were converted into common shares, it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per share (subject to adjustment). At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder. On August 25, 2006, $475,441 [US$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

Of the total amount of the financing, $5,917,209 was recorded as a liability using the residual method. The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 [net of expenses of $228,292], using the Black-Scholes option pricing model. The fair value of the warrants is estimated at $1,176,718 [net of expenses of $112,252], determined using the Black-Scholes option pricing model. Additional financing expenses of $51,399 were incurred in 2006, of which $13,623 was allocated to the equity component of the convertible debenture and $6,698 was allocated to warrants based on their relative fair values. The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity
	component	Warrants

Expected volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

		Deferred
		financing
	Proceeds	fees	Net
	$	$	$

Issuance of convertible debenture	9,827,616	861,328	8,966,288
Equity component of convertible debentures	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debenture	5,917,209	520,784	5,396,425

The liability component is being accreted over time by a charge to the consolidated statements of loss and deficit for imputed interest at an effective rate of 12.75% and, at maturity, will be equal to the face value of the debentures. All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from date of issue to December 31, 2006:

$

Issuance of convertible debentures, August 30, 2005	5,917,209
Changes in foreign exchange rates	(279,398)
Imputed interest	255,529
Balance, December 31, 2005	5,893,340
Conversion to common shares	(357,304)
Changes in foreign exchange rates	(4,965)
Imputed interest	819,609
Balance, December 31, 2006	6,350,680

The amortization of the deferred financing fees amounted to $139,214 for 2006 [2005 - 43,059; 2004 - nil].

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

[a] Authorized

The authorized capital stock of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

[b] Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	$	$	$	$

Balance, December 31, 2003	21,260,902	24,056,853	723,993	24,780,846
Expiry of warrants [notes 6[c] and 8[b][ii]]	-	-	115,200	115,200
Stock-based compensation expense [note 6[d]]	-	-	488,994	488,994
Issued under share purchase plan [note 6[e]]	1,830	7,595	-	7,595
Issued on exercise of options [note 6[d]]	8,150	23,368	-	23,368
Issued on cashless exercise of options	27,713	94,500	-	94,500
Repayment of share purchase loans	15,000	10,005	-	10,005
Balance, December 31, 2004	21,313,595	24,192,321	1,328,187	25,520,508
Expiry of warrants [note 6[c]]	-	-	3,000	3,000
Stock-based compensation expense [note 6[d]]	-	-	509,792	509,792
Issued under share purchase plan [note 6[e]]	23,167	59,105	-	59,105
Issued on exercise of options [note 6[d]]	31,000	78,400	-	78,400
Repayment of share purchase loans	180,000	120,000	-	120,000
Balance, December 31, 2005	21,547,762	24,449,826	1,840,979	26,290,805
Expiry of warrants [note 8[b][i]]	-	-	197,000	197,000
Stock-based compensation expense [note 6[d]]	-	-	483,936	483,936
Issued under share purchase plan [note 6[e]]	25,910	56,751	-	56,751
Issued as payment for interest [note 5]	133,674	281,462	-	281,462
Issued on conversion of debenture [note 5]	150,877	475,441	-	475,441
Balance, December 31, 2006	21,858,223	25,263,480	2,521,915	27,785,395

On September 13, 2004, an executive of the Company exercised, on a cashless basis, 75,000 options to acquire common shares of the Company at $2.15 per share. The Company issued 27,713 common shares to the executive with an aggregate value equal to the difference between the exercise price of the options and the fair market value of the Company’s common shares [$94,500] on September 13, 2004. The Toronto Stock Exchange and the Board of Directors of the Company approved this cashless exercise.

[c] Warrants

Pursuant to the issue of convertible debentures on August 30, 2005, the Company granted warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per share [note 5].

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

Pursuant to a research collaboration agreement dated October 31, 2000, the Company granted warrants to purchase up to 50,000 common shares at an exercise price of $4.50 per share; these warrants were issued in annual increments of 10,000 warrants exercisable immediately and expiring in one year. As of October 31, 2005, all warrants expired unexercised.

The status of warrants as at December 31, 2006, 2005 and 2004 and changes during the years ended on those dates is presented below:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	warrants	price	warrants	price	warrants	price
	#	$	#	$	#	$

Outstanding, beginning of year	1,388,970	3.60	110,000	4.05	185,000	4.23
Granted	-	-	1,288,970	3.57	10,000	4.50
Expired or forfeited	(100,000)	4.00	(10,000)	4.50	(85,000)	4.50
Outstanding, end of year	1,288,970	3.57	1,388,970	3.60	110,000	4.05

[d] Options
Under the 1998 Stock Option Plan, the Company grants options to its employees, directors and consultants. The Company may issue options for up to 3,500,000 common shares. As at December 31, 2006, 3,189,517 options had been issued, of which 2,920,304 remain outstanding under this plan, and the remaining 310,483 are eligible to be issued. The exercise price of each option granted may not be less than the market price of the Company’s stock on the date of the grant and no option may have a term exceeding 10 years.

Certain of the options vest over a fixed term and others vest based on performance upon the achievement of certain milestones. A summary of the status of the two types of options is presented below:

Fixed stock options
Fixed stock options vest on an annual basis over a period of up to five years. The status of fixed stock options as at December 31, 2006, 2005 and 2004 and changes during the years ended on those dates is presented below:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
	#	$	#	$	#	$

Outstanding, beginning of year	2,297,785	3.41	1,954,285	3.54	1,757,035	3.45
Granted	896,500	1.48	549,500	3.02	406,000	3.79
Exercised	-	-	(31,000)	2.53	(33,613)	2.24
Expired or forfeited	(454,981)	3.08	(175,000)	3.79	(175,137)	3.50
Outstanding, end of year	2,739,304	2.83	2,297,785	3.41	1,954,285	3.54
Options exercisable end of year	1,461,783	3.47	1,458,114	3.49	1,258,957	3.52

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

The following table presents information about fixed stock options outstanding at December 31, 2006:

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	outstanding	life	price	exercisable	price
$	#	[in years]	$	#	$

1.25 - 1.40	735,500	4.14	1.31	-	-
2.20 - 2.95	1,056,304	2.20	2.88	633,783	2.86
3.20 - 3.97	218,000	2.77	3.58	168,200	3.48
4.00 - 4.09	709,500	1.24	4.01	643,800	4.01
6.05	20,000	0.43	6.05	16,000	6.05
	2,739,304	2.51	2.83	1,461,783	3.47

The assumptions used to calculate the fair value of stock-based compensation expense using the Black-Scholes option pricing model are approximately as follows:

	2006	2005	2004

Expected volatility	43.9%	42.2%	50.1%
Risk-free interest rate	3.97%	3.66%	3.79%
Expected life	5 years	5 years	5 years

Dividend yield assumption used for all years presented was nil.

The Black-Scholes option pricing model, used by the Company to calculate option values, as well as other accepted option valuation models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

Performance stock options
Performance stock options vest immediately upon the achievement of certain milestones as determined by the Board of Directors at the time of issuance. The performance stock option milestones include criteria measured by product-related goals and corporate goals. Product-related goals include product development, completion of clinical trials, regulatory submissions, regulatory approvals, signing of marketing partners and commercial launch of the Company’s products. The corporate goals include successful investor and public relations activities related to media publications and investor analyst coverage, as well as financial goals including completion of financings and government grants.

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

The status of performance stock options as at December 31, 2006, 2005 and 2004 and changes during the years ended on those dates is presented below:

	December 31, 2006		December 31, 2005		December 31, 2004
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
	#	$	#	$	#	$

Outstanding, beginning of year	176,000	3.46	176,000	3.46	214,750	3.54
Granted	120,000	2.35	-	-	-	-
Exercised	-	-	-	-	(2,250)	3.45
Expired or forfeited	(115,000)	3.17	-	-	(36,500)	3.93
Outstanding, end of year	181,000	2.91	176,000	3.46	176,000	3.46
Options exercisable end of year	34,700	4.00	85,825	3.29	85,825	3.29

The following table presents information about performance stock options outstanding at December 31, 2006:

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	outstanding	life	price	exercisable	price
$	#	[in years]	$	#	$

2.35	120,000	4.83	2.35	-	-
4.00	61,000	0.13	4.00	34,700	4.00
	181,000	3.24	2.91	34,700	4.00

Pro forma impact of stock-based compensation
The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	2006	2005	2004
	$	$	$

Net loss as reported	(5,948,971)	(4,989,705)	(5,568,899)
Estimated stock-based compensation expenses	(50,610)	(116,286)	(223,830)
Pro forma net loss	(5,999,581)	(5,105,991)	(5,792,729)
Pro forma basic and diluted loss per common share	$(0.28)	$(0.24)	$(0.27)

The assumptions used to calculate the fair value of stock-based compensation expense using the Black-Scholes option pricing model are approximately as follows: expected volatility of 54.3%; risk-free interest rate of 4.06%; dividend yield of nil; and expected life of the options of five years.

[e] Share purchase plan
The Company implemented a share purchase plan effective March 22, 1999, as amended on May 25, 2005. Pursuant to the terms of the plan, the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares, up to a maximum value of the lesser of 50% of the maximum allowable

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

annual contribution for registered retirement savings plans [being $9,000 as at December 31, 2006 or 9% of the employee’s annual salary]. The maximum number of common shares which may be issued by the Company pursuant to the share purchase plan is 350,000. Under the plan, the Company issued 25,910 common shares to employees and directors during the year ended December 31, 2006 and 23,167 and 1,830 common shares during the years ended December 31, 2005 and 2004, respectively.

7. INCOME TAXES

[a] Significant components of the Company’s future tax assets are as follows:

	2006	2005
	$	$

Future tax assets
Federal tax loss carryforwards	3,045,000	2,450,000
Ontario tax loss carryforwards	2,170,000	1,612,000
Investment tax credits	2,061,000	1,700,000
Financing and share issue costs	194,000	263,000
SR&ED expenditures	3,684,000	3,380,000
Capital assets	95,000	99,000
Deferred revenue	-	684,000
Future tax assets before valuation allowance	11,249,000	10,188,000
Valuation allowance	11,249,000	10,188,000
Net future tax assets	-	-

No net future tax assets have been recognized in the consolidated financial statements as the realization of the net future tax assets does not meet the more likely than not recognition criteria.

[b] The Company has accumulated tax losses for federal and provincial purposes in Canada. The Company also has unclaimed federal scientific research investment tax credits. The losses and investment tax credits can be used to offset future years’ Canadian taxable income, the benefit of which has not been recorded in the accounts.

The approximate tax losses and investment tax credits expire as follows:

			Investment
	Federal	Ontario	tax credits
	$	$	$

2007	1,062,000	1,340,000	-
2008	1,562,000	1,562,000	-
2009	2,887,000	2,887,000	18,000
2010	2,018,000	2,018,000	247,000
2011	-	-	337,000
2012	-	-	297,000
2013	-	-	397,000
2014	494,000	494,000	423,000
2015	2,178,000	2,178,000	464,000
2016	5,024,000	5,024,000	458,000
	15,225,000	15,503,000	2,641,000

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

[c] The Company has available scientific research and experimental development [“SR&ED”] expenditures for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. The total of such expenditures accumulated to December 31, 2006 was approximately $11,162,000. The potential income tax benefits associated with these expenditures have not been recorded in the accounts.

[d] The Company is entitled to receive provincial investment tax credits relating to SR&ED expenditures incurred, the benefits of which have been accrued in the accounts.

[e] The following is a reconciliation of the provision for (recovery of) income taxes between those that are expected, based on substantially enacted rates, to those currently reported:

	2006		2005		2004
	$	%	$	%	$	%

Loss before income taxes	(5,948,971)		(4,989,705)		(5,568,899)
Expected recovery of income taxes	(2,148,768)	(36.1)	(1,802,281)	(36.1)	(2,011,486)	(36.1)
Permanent differences	526,482	8.8	299,044	6.0	268,428	4.8
Change in valuation allowance	1,622,286	27.3	1,503,237	30.1	1,743,058	31.3
	-	-	-	-	-	-

8. COMMITMENTS

[a] Commercialization agreements
Pursuant to an agreement dated May 10, 2002, as amended on December 20, 2002 and December 9, 2005, the Company licensed to McNeil Consumer Healthcare [“McNeil”] the right to market and distribute the Company’s test for coronary artery disease in Canada and for the insurance laboratory field in the United States and Mexico. The term of the agreement was 15 years and required McNeil to purchase the Company’s skin cholesterol test and to pay ongoing royalties to the Company based on McNeil’s sales, in addition to a series of financial milestone payments of up to $3,300,000, which were to be based on McNeil’s achievement of specified annual sales levels of the licensed products.

On May 28, 2004, as amended on December 9, 2005, the Company signed an additional marketing agreement with McNeil and completed an exclusive worldwide licensing agreement to sell the Company’s skin cholesterol tests under the brand name PREVU* Skin Sterol Test. The agreement had a minimum term of 10 years. Under the financial terms of the agreement, the Company received a non-refundable $3,000,000 up-front payment.

On December 28, 2006, the agreements with McNeil were terminated and the balance of the deferred revenue, which had been received as an up-front payment, of $2,297,400 was recorded as license revenue. In addition, the Company received additional license revenue of $221,000 related to annual minimum sales levels and purchased other assets from McNeil for $221,000, including the PREVU* trademark for $150,000.

[b] Research and collaboration agreements
The Company has entered into agreements with various clinical sites to conduct clinical trials on its technologies. The Company is committed, upon the progressive completion of the trials, to make further payments of approximately $305,000.

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

The Company has acquired or is developing in collaboration with others a number of technologies that will require the Company to make payments upon the successful achievement of certain technological milestones. Additionally, in connection with the development of the technologies, the Company has entered into research agreements whereby a minimum fee will be paid for research and development to be carried out by other parties. The Company is committed, upon the successful achievement of future operating performance milestones, to make further payments of approximately $225,000 to these parties.

[i] Pursuant to agreements [the “ColorectAlertTM License Agreements”] dated March 27, 1998, May 1, 1998, and October 23, 2001 between the Company and Dr. A.K.M. Shamsuddin [the “ColorectAlertTM Inventor”], the Company acquired a license, including the three existing United States and Japanese patents, for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions [“ColorectAlertTM”]. Pursuant to the terms of the agreements, the Company is required to make payments upon achieving certain research and development milestones as well as royalty payments based on revenues from sales of this technology. As at December 31, 2006, the Company had made milestone payments under the ColorectAlertTM License Agreements of approximately $328,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $120,000. In addition, the Company granted warrants to purchase up to 100,000 common shares at exercise prices ranging from $3.50 to $4.50 per share to the ColorectAlertTM Inventor. These warrants expired unexercised on October 19, 2006,and the fair value of $197,000 was reclassified from warrants to contributed surplus [note 6[b]].

Subsequent to the year end, on January 5, 2007, the Company settled litigation relating to the ColorectAlertTM License Agreements. Under the terms of the settlement with Dr. Shamsuddin and Med-11 AG, the Company agreed to pay $175,000 to Med-11 AG [“Med-11”] and amended the agreements to replace Dr. Shamsuddin with Med-11 as the licensor. This amount was expensed in 2006 as general and administration expense. The amendment also reduced the royalty payable by the Company from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that the Company may have been required to pay under the initial agreements.

[ii] The Company entered into an agreement [the “Procyon License Agreement”] with Ambrilia Biopharma, Inc. (formerly, Procyon Biopharma Inc.) [“Procyon”] dated March 19, 2001, as amended, whereby the Company has the right to complete the development, clinical trials and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPathTM technology exclusively on a global basis. Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by the Company. Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucus-based colorectal cancer tests. As at December 31, 2006, the Company had made milestone payments under the Procyon License Agreement of $125,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $225,000. The Procyon License Agreement does not have a fixed termination date and it may be terminated upon written agreement of the parties, if the Company has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlertTM or ColoPathTM or met minimum levels of sales of these products. In addition, the Company granted Procyon warrants to purchase up to 75,000 common shares at an exercise price of $4.50 per share in connection with this agreement. These warrants expired unexercised on March 19, 2004, and the fair value of $108,000 was reclassified from warrants to contributed surplus [note 6[b]].

[c] Key man life insurance
A subsidiary of the Company, 6211178 Canada Inc. [the “Subsidiary”], owns life insurance policies for the CEO in the amount of $8,000,000, with the Subsidiary as the named beneficiary. In the event of the CEO’s death, the Subsidiary shall use 75% of the insurance proceeds to purchase the CEO’s common shares in the Company from his estate. Pursuant to the terms of the insurance agreement, on January 1 of each year, the Subsidiary shall ensure that the amount of the insurance policy is not less than 100% of the fair market value of the CEO’s common shares at that date. The Company owns an additional life insurance policy for the CEO in the amount of $3,000,000.

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

[d] Operating leases and other commitments
The Company has contractual commitments and future minimum annual lease payments under operating leases for its office premises and laboratory facilities as follows:

$

2007	226,000
2008	135,000
2009	19,000
2010 and thereafter	-
380,000

9.  CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

	2006	2005	2004
	$	$	$

Accounts receivable	870,670	(659,543)	(211,648)
Inventory	(142,913)	231,194	(267,500)
Prepaid expenses and other receivables	(253,509)	(180,249)	186,774
Investment tax credits receivable	-	189,000	(209,000)
Accounts payable and accrued liabilities	948,482	(641,799)	1,036,658)
	1,422,730	(1,061,397)	535,284

Excluded from the consolidated statements of cash flows for the years ended December 31, 2006 was the issuance of common shares paid as consideration for interest on the convertible debentures of $281,462 and a foreign exchange adjustment of $1,642. There was no impact on the years ended December 31, 2005 and 2004.

The Company did not pay any amounts for income taxes from 2004 to 2006.

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

10. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:

	2006	2005	2004
	$	$	$

		[note b]
Net loss for the year [Canadian GAAP]	(5,948,971)	(4,989,705)	(5,568,899)
Adjustments
Amortization of acquired technology [a]	58,057	72,572	90,715
Mark-to-market adjustment on derivative [b]	54,088	28,807	-
Amortization of deferred financing fees [c]	(50,043)	(15,798)	-
Net loss and comprehensive loss for the year
[U.S. GAAP] [e]	(5,886,869)	(4,904,124)	(5,478,184)
Basic and diluted loss per share
[U.S. GAAP]	$(0.27)	$(0.23)	$(0.26)
Weighted average number of common shares outstanding
Basic and diluted	21,663,698	21,487,008	21,276,497

Basic loss per common share is determined using the weighted average number of common shares outstanding during the years. As a result of the net losses for the years ended December 31, 2006, 2005 and 2004, the potential dilutive effect of the exercise of stock options and warrants was anti-dilutive, and therefore, it was not included in the calculation of diluted loss per share.

Consolidated balance sheet items, which would differ under U.S. GAAP, are as follows:

	2006	2005	2004
	$	$	$

ASSETS
Intangible assets, net [a]	150,000	-	-
Deferred financing fees [c]	475,851	686,653	-
	5,167,639	11,211,832	6,633,221

LIABILITIES AND SHAREHOLDERS’ EQUITY
Derivative liability [b]	2,402,244	2,592,630	-
	10,649,286	12,041,523	4,499,237
Shareholders’ equity
Capital stock	29,981,717	29,182,269	28,924,764
Additional paid-in capital [d]	5,167,851	4,735,952	3,049,442
Deficit [a] [b] [c]	(40,631,215)	(34,747,912)	(29,840,222)
	(5,481,647)	(829,691)	2,133,984
	5,167,639	11,211,832	6,633,221

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

[a] Intangible assets
Under U.S. GAAP, the Company’s patents and patent rights, which are primarily comprised of patents and know-how which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with Statement of Financial Accounting Standards [“SFAS”] No. 2, “Accounting for Research and Development Costs”. The Company’s patents and patent rights do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the patents and patent rights are considered to be a development asset that is capitalized and amortized over its expected useful life.

[b] Convertible debentures
During 2006, the Company determined that the conversion feature of the convertible debentures met the definition of a derivative underFAS133,“Accounting for Derivative Instruments and Hedging Activities”, as amended, and should be recorded on the balance sheet as a derivative liability with subsequent changes in value recorded through earnings. Previously, the fair value assigned to the conversion feature of the convertible debenture was recorded as a liability and accreted to its maturity value through charges to income for the imputed interest at an effective rate of 3.52%. As a result, the previously reported difference relating to the imputed interest on the liability component of $154,900 no longer exists. The elimination of the imputed interest is partially offset by the mark-to-market gain of the derivative liability of $28,807, as well as a reduction in the amortization of the deferred financing fees (see [c] below). The net impact of these three adjustments increases the net loss for2005 under U.S. GAAP by $122,527 from amounts previously reported and also increases basic and diluted loss per share of $0.22 previously reported to $0.24.The restated pro forma basic and diluted loss per share increases from $0.23 previously reported to $0.24 [see note f].

The impact of these adjustments on the balance sheet under U.S. GAAP is as follows:
•
The fair value of the conversion feature of $2,621,437, as at August 30, 2005, being the same value as the equity component under Canadian GAAP, was reclassified from convertible debentures to derivative liability;

•	The derivative liability was revalued to $2,592,630 as at December 31, 2005 which represents a mark-to-market gain of $28,807.

In accordance with Accounting Principles Board [“APB”] Opinion No. 14, a value is assigned to the warrants when they are detachable from the convertible debentures. As a result, there is no difference in the value assigned to warrants under Canadian and U.S. GAAP.

On August 25, 2006, $461,235 [US$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability component of the convertible debentures, $136,298 of the derivative liability and $32,367 of the deferred financing fees to share capital. These amounts differ slightly from the amounts reported under Canadian GAAP described in note 5.

[c] Deferred financing fees
Under U.S. GAAP, financing fees relating to the issue of convertible debentures are pro-rated between the liability (exclusive of the fair value assigned to the conversion feature) and the warrant components of the debentures. Under Canadian GAAP, the financing fees are allocated between the liability and the equity and the warrant components. The expenses related to the liability component are deferred and amortized over the term of the debentures whereas the expenses related to the equity and warrant components are netted against their respective fair values. The resulting difference is that the financing fees allocated to the liability component under U.S. GAAP are higher than under Canadian GAAP, and therefore, additional amortization expense is recorded.

As a result of the 2005 restatement discussed in [b] above, the Company determined that the deferred financing fees allocated to the liability and warrant components as at August 30, 2005 were restated to $706,289 and $155,039, respectively.

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

(previously reported as $748,493 and $112,834, respectively). The unamortized portion of deferred financing fees as at December 31, 2005 has been restated to $647,423, a decrease of $39,230 from the previously reported amount of $686,653. Amortization of deferred financing fees under U.S. GAAP for fiscal 2005 has decreased $3,566 to $15,798 from the previously reported amount of $19,364. Furthermore, additional paid-in capital has decreased by $42,787 to $4,693,165 to reflect the additional deferred financing fees netted against the warrants when compared to Canadian GAAP.

[d] Stock options
Prior to 2003, the Company did not recognize compensation expense relating to stock options under Canadian or U.S. GAAP. Effective January 1, 2003, the Company adopted the provisions of SFAS No. 123 [“SFAS 123”], which aligned with the provisions of CICA Handbook Section 3870. Prior to January 1, 2003, the Company recognized compensation expense for the fixed and performance stock options granted to employees in accordance with APB Opinion No. 25 [“APB 25”]. APB 25 required the Company to recognize compensation expense relating to the intrinsic value of the options when the market price of the underlying stock is greater than the exercise price of the stock options on the grant date. Compensation expense recorded prior to January 1, 2003 was recorded as additional paid-in capital and was reclassified to capital stock upon exercising of the actual options. Under Canadian GAAP, there was no recognition of compensation expense related to employee options prior to January 1, 2003.

[e] Comprehensive income
SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period. For the years presented, the Company did not have any material transactions that would otherwise have had an impact on comprehensive income. As such, net loss for the year under U.S. GAAP is equal to comprehensive income.

[f] SFAS 123 pro forma disclosures
SFAS 123 requires pro forma disclosures of net loss and loss per share as if the fair value method, as opposed to the intrinsic value-based method, of accounting for employee stock options had been applied for performance stock options granted prior to January 1, 2003.

The following tables present the Company’s net loss and loss per share on a pro forma basis using the fair value method as determined by the Black-Scholes option pricing model:

	2006	2005	2004
	$	$	$

		[note b]
Net loss for the year
U.S. GAAP - as reported	(5,886,869)	(4,904,124)	(5,478,184)
Pro forma stock-based compensation expense [d]	(45,888)	(225,923)	(376,879)
Net loss under U.S. GAAP - pro forma	(5,932,757)	(5,130,047)	(5,855,063)
Basic and diluted loss per share [U.S. GAAP]
As reported	$(0.27)	$(0.24)	$(0.26)
Pro forma	$(0.27)	$(0.24)	$(0.28)
Weighted average number of common shares outstanding
Basic and diluted	21,663,698	21,487,008	21,276,497

Notes to Consolidated Financial Statements
December 31, 2006 [In Canadian dollars, unless otherwise noted]

The assumptions used to calculate the fair value of stock-based compensation expense for performance stock options granted in the respective years prior to 2003 using the Black-Scholes option pricing model are as follows:

	High	Low

Expected volatility	62.3%	55.5%
Risk-free interest rate	6.19%	4.56%
Expected option life	5 years	5 years
Dividend yield	Nil	Nil

[g] Additional consolidated balance sheet information
Accounts payable and accrued liabilities consisted primarily of amounts owing to trade creditors of $1,208,702 [2005 -$573,818; 2004 - $1,352,014] and accruals related to clinical trials of $512,660 [2005 - $372,420; 2004 - $236,023] and a litigation settlement of $175,000 [nil in 2005 and 2004].

In accordance with Canadian GAAP, the Company’s cash and cash equivalents and short-term investments are carried at the lower of cost or market based on quoted market prices. Under U.S. GAAP, these investments would have been classified as held-to-maturity and would have been recorded at amortized cost. There is no significant difference between cost under Canadian GAAP and amortized cost under U.S. GAAP.

[h] Recent accounting developments
The Company has adopted SFAS No. 123(R), “Share-Based Payment” onamodifiedprospectivebasis.SFASNo.123(R)is a revision of SFAS 123 and supersedes APB 25andrequires all share-based payments to employees to be recognized in the financial statements based on their fair values. The Company has reviewed its policies and determined that there is no material impact on the consolidated financial statements as a result of the Company adopting this pronouncement.

In July 2006, the Financial Accounting Standards Board [“FASB”] issued FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109”. FIN 48 is effective for years beginning after December 15, 2006. The Company is currently reviewing this standard, but has not yet determined its impact on the consolidated financial statements.

11. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements for the years ended December 31, 2005 and 2004 have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

12. SUBSEQUENT EVENT

In March 2007, the Company issued, by way of private placement, approximately 2,917,268 common shares and 1,458,634 common share purchase warrants at $1.33 per unit for gross proceeds of approximately $3.9 million. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.