Form 20-F
period 2007-12-31
PreMD Inc.
filed 2008-05-15
CIK 1179083

As filed with the Securities and Exchange Commission on May 14, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-31360

PreMD Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

4211 Yonge Street, Suite 615

Toronto, Ontario M2P 2A9, Canada

(Address of principal executive offices)

Ronald Hosking, Vice President, Finance and Chief Financial Officer

Tel. 416.222.3449 Fax. 416.222.4533

(Name, Telephone, E-mail and/or facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,214,342 as of December 31, 2007.

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

Large Accelerated Filer  ☐            Accelerated Filer  ☐            Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant had used to prepare the financial statements included in this filing:

U.S. GAAP  ☐            International Financial Reporting Standards  ☐             Other  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Annual Report on Form 20-F contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Also, PreMD Inc.’s management may make forward-looking statements orally or in writing to investors, analysts, the media and others. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:

•	anticipated strategic alliances or arrangements with development or marketing partners;

•	anticipated research and product development results;

•	projected development and commercialization timelines;

•	descriptions of plans or objectives of management for future operations, products or services;

•	anticipated financing activities;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts or events. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “opportunity,” “plan,” “potential,” “believe” or words of similar meaning. They may also use words such as “will,” “would,” “should,” “could” or “may”. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should carefully consider that information before you make an investment decision. You should review carefully the risks and uncertainties identified in this report.

We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company,” the “Corporation,” or to “PreMD” are to PreMD Inc. and its consolidated subsidiaries.

SPECIAL NOTE REGARDING TRADEMARKS

PreMD™, Predict to Prevent™, Cholesterol 1,2,3™, ColorectAlert™, LungAlert™, ColoPath™, and PREVU* (in Canada) are registered trademarks of the Corporation. All other trademarks or service marks appearing in this Annual Report on Form 20-F are the trademarks or service marks of the companies that own them.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers.

A. Directors and Senior Management

Not Applicable.

B. Advisers

Not Applicable.

C. Auditors

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3. Key Information.

Currency and Exchange Rates

All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at March 31, 2008 was $0.9732.

Average		2007	2006	2005	2004	2003
		0.9316	0.8818	0.8254	0.7682	0.7136

	Apr- 08	Mar. 08	Feb.-08	Jan.-08	Dec.-07	Nov.-07
Low	0.9979	1.0162	1.0291	1.0096	1.0221	1.0908
High	0.9739	0.9732	0.9815	0.9714	0.9789	0.9993
Average	0.9865	0.9971	1.0014	0.9902	0.9979	1.0339

A.	Selected Financial Data

The following table presents selected financial data of the Corporation. This data is derived from the Corporation’s consolidated financial statements and the notes to those statements. You should read this data along with “Operating and Financial Review and Prospects” and the Corporation’s consolidated financial statements and the notes to those statements incorporated into this Annual Report. All financial data as of December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 has been derived from the audited consolidated financial statements incorporated into this Annual Report.

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

Canadian GAAP:	Fiscal Year Ended December 31, 2007 $	Fiscal Year Ended December 31, 2006 $	Fiscal Year Ended December 31, 2005 $	Fiscal Year Ended December 31, 2004 $	Fiscal Year Ended December 31, 2003 $
Operating Results
Product sales	41,184	6,513	425,730	183,258	nil
License revenue	53,340	3,328,827	1,153,308	302,080	16,900
Total expenses	6,527,200	9,712,856	6,512,146	6,192,649	4,561,179
Investment tax credits	140,000	200,000	198,923	205,000	223,146
Interest income	117,125	265,369	173,130	123,626	258,422
Net loss	6,315,812	5,948,971	4,989,705	5,568,899	4,062,711
Net loss per share:
- basic and diluted loss per share	$0.26	$0.27	$0.23	$0.26	$0.19
Loss from continuing operations per share	$0.26	$0.27	$0.23	$0.26	$0.19

Operating results that would differ under U.S. GAAP are as follows:

U.S. GAAP:	Fiscal Year Ended December 31, 2007 $	Fiscal Year Ended December 31, 2006 $	Fiscal Year Ended December 31, 2005 $	Fiscal Year Ended December 31, 2004 $	Fiscal Year Ended December 31, 2003 $
Net loss	5,518,693	5,886,869	4,904,124	5,478,184	3,949,318
Net loss per share:
- basic and diluted loss per share	$0.23	$0.27	$0.23	$0.26	$0.19

Canadian GAAP:	As at December 31, 2007 $	As at December 31, 2006 $	As at December 31, 2005 $	As at December 31, 2004 $	As at December 31, 2003 $
Financial Position
Total assets	2,757,802	5,279,500	11,293,190	6,996,079	8,074,027
Long-term debt	5,626,987	6,350,680	5,893,340	nil	nil
Shareholders’ Equity
Capital stock	29,120,655	25,263,480	24,449,826	24,192,321	24,056,853
Total shareholders’ equity (deficiency)	(4,419,890)	(2,967,542)	1,844,297	2,496,842	7,438,279
Weighted average number of common shares outstanding	24,326,078	21,663,698	21,487,008	21,276,497	20,967,677
Cash dividends declared per share	nil	nil	nil	nil	nil

Financial position and shareholders’ equity that would differ under U.S. GAAP are as follows:

U.S. GAAP:	As at December 31, 2007 $	As at December 31, 2006 $	As at December 31, 2005 $	As at December 31, 2004 $	As at December 31, 2003 $
Financial Position
Total assets	2,860,761	5,185,639	11,211,832	6,633,221	7,620,454
Convertible Debenture	5,932,080	6,368,680	5,893,340	nil	nil
Derivative liability	1,556,851	2,402,244	2,592,630	nil	nil
Shareholders’ Equity
Capital stock	33,838,982	29,981,717	29,182,269	28,924,764	28,789,296
Total shareholders’ equity (deficiency)	(6,178,875)	(5,481,647)	(829,691)	2,133,984	6,984,706

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

Risks Related to the Corporation’s Business

If PreMD cannot obtain additional financing required to support business growth, it will be unable to fund its continuing operations in the future.

To date, PreMD has financed its activities through the issuance of shares, debentures, convertible debentures, product sales, license revenues and the recovery of Canadian federal and provincial refundable scientific investment tax credits (“ITCs”). ITCs are tax credits that PreMD receives from the Canadian federal and provincial governments as a result of conducting applied scientific research in Canada. There can be no assurance that ITCs will continue to be available to PreMD or, if so, at what levels.

The Corporation’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully continue operations, complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows. The Corporation may also be required to create enough cash to pay the, approximately $10 million principal on the convertible debentures (issued on August 30, 2005) upon maturity in August of 2009. Any conversion of these debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, in lieu of using cash, dilutes the interests of the Corporation’s shareholders. Further, the Company has continued to fund its operations through the issuance of debt instruments. On March 12, 2008, the Company issued an additional $1,435,000 of unsecured debentures maturing in September of 2009.

There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If such funding is not available, PreMD may be forced to further reduce or eliminate expenditures relating to specific programs relating to the development, testing, production or marketing of its proposed products, or may have to obtain funds through arrangements with corporate partners that require PreMD to relinquish rights to certain of its technologies or products. It will be necessary for the Corporation to raise additional funds for the continuing development and marketing of its technologies. The Corporation’s consolidated financial statements do not reflect any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Corporation be unable to continue as a going concern.

If PreMD is unable to generate significant revenues and become profitable in the near future, its business could fail.

To date, PreMD has not generated significant ongoing revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. PreMD has historically benefited from the inclusion of ITCs in its annual operating results. To date, PreMD has received $2,275,000 in ITCs.

Following the termination of the McNeil agreement on December 28, 2006, PreMD marketed PREVU* directly to customers and recorded revenue of $41,000 in 2007. On July 13, 2007, the Corporation signed a license agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the Corporation’s skin cholesterol test in the United States and received an upfront payment of $533,000 (US$500,000). There is no assurance that sales and license revenues from this agreement will be sufficient to generate a profit for PreMD in the near future and due to the January 2008 non-substantially equivalent letter received from the U.S. Food and Drug Administration regarding the 510(k) submission for an expanded regulatory claim on its point-of-care skin cholesterol test, any potential revenues that may be generated from this agreement will be delayed.

PreMD has no experience in marketing products. If PreMD cannot successfully market and cause acceptance of its products, PreMD will be unable to execute its business plan.

PreMD has no experience in marketing its products and has developed a strategy to out-license the marketing to one or more partners, such as major diagnostic or pharmaceutical companies. On December 28, 2006, PreMD re-acquired the exclusive marketing and distribution rights subsequent to McNeil’s termination of their agreements. On July 13, 2007, the Corporation signed a license agreement with AstraZeneca to market and distribute the Corporation’s skin cholesterol test in the United States. PreMD plans to market the tests in the rest of the world through additional licenses. If PreMD relies on third parties to market its products, the commercial success of such products may be outside of its control. Moreover, there can be no assurance that providers, payers or patients will accept PreMD’s products, even if they prove to be safe and effective and are allowed for marketing by the Canadian Health Protection Branch (the “HPB”), United States Food and Drug Administration (the “FDA”) and other regulatory authorities. PreMD’s ability to achieve significant market share for each of its products could be affected by reimbursement difficulties with government agencies and third-party insurers, which could hamper the speed with which PreMD’s products are adopted by the medical community and by the public. Market penetration of PreMD’s products will be influenced by factors including the cost-effectiveness and the overall economic benefits that they offer.

Regulatory agencies may deny, delay or seek additional information for applications regarding the use or implementation of the Corporation’s products, which may impede the development or commercialization of the Corporation’s products.

For example, on January 15, 2008, the Corporation received a non-substantially equivalent (“NSE”) letter from the U.S. FDA regarding the 510(k) submission for an expanded regulatory claim on its point-of-care (“POC”) skin cholesterol test. On April 10, 2008, the FDA denied the Company’s appeal. The Corporation is continuing to explore several avenues to obtain FDA clearance for this product.

PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies.

The protection offered by PreMD’s patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates.

For example, in August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (the “U.S. PTO”) for failure to pay maintenance fees. The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents. PreMD filed a petition for reinstatement of the patents. In response to this petition, in February 2005 the U.S. PTO identified specific items that PreMD should address, specifically regarding the credentials and procedures of PreMD’s patent agents and their performance of clerical functions related to the payment of the maintenance fees. In June 2005, PreMD filed a request for consideration. On December 23, 2005, the U.S. PTO notified PreMD of its decision not to reinstate the two patents. PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid. The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees. PreMD’s petition to reinstate two of its U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents. The claim for damages was outstanding as at December 31, 2007.

PreMD may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under any such patents or proprietary rights will be available on terms acceptable to the Corporation or that such licenses will be available at all.

To the extent PreMD does not own intellectual property required for the development of its products, it may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under any such patents or proprietary rights will be available on terms acceptable to PreMD or that such licenses will be available at all.

If PreMD does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. In addition, PreMD could incur substantial costs in defending itself in suits brought against it on such patents or in suits in which PreMD attempts to enforce its own patents against other parties. Also, PreMD could be liable for damages or an accounting of profits if it were unsuccessful in defending itself in a suit for infringement of a patent. See “Business Overview—Patent and Proprietary Protection”.

PreMD relies on third parties to manufacture some of its products and any delay or mistake on the part of such manufacturers could result in cancelled orders and a loss of revenues for PreMD.

PreMD relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. Currently, PreMD’s skin cholesterol products are manufactured by Thermo Fisher Scientific Inc. and Southmedic Inc., and Jabil Circuit, Inc. manufactures the cordless, hand-held color measurement instrument used in connection with the tests. PreMD’s other products, relating to its cancer technologies, are all manufactured (for clinical trial purposes) by PreMD itself in its laboratory located at McMaster University Medical Center.

The ability to ensure a continued supply of products on a timely basis is not entirely within PreMD’s control. If PreMD cannot obtain materials in a timely fashion, the progress of its clinical trials and product sales will be negatively affected.

PreMD faces potential risks of product liability which may divert funding from ongoing operations and harm operating results.

The sale and use of products under development by PreMD entails risk of product liability. PreMD has also agreed to indemnify numerous clinical trial sites, including The Cleveland Clinic Foundation, St. Michael’s Hospital, St. Paul’s Hospital, St. Joseph’s Hospital, The Hamilton General Hospital, University of California, University Health Network (Princess Margaret Hospital), Hamilton Health Sciences Corporation, University of Wisconsin Medical School, Johns Hopkins University Medical Center, and AtheroGenics, Inc. as well as AstraZeneca under their respective clinical trial and/or marketing agreements for such liability.

PreMD maintains product liability insurance relating to the clinical trials that it conducts on its technologies, and believe that such insurance would be reasonably adequate to cover any torts claims that may arise against PreMD at present. PreMD’s insurance coverage also includes the commercial sale of PreMD’s products in the relevant territories. In addition, PreMD maintains property, commercial general liability and tenant’s legal liability insurance.

As PreMD expands, there can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any use of its products in clinical trials or for commercial sale. An inability to maintain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by PreMD. The obligation to pay any product liability claim, or finance the costs of a recall of a product, could have a material adverse effect on the business, financial condition and future prospects of PreMD.

The loss of any key employee could impair PreMD’s ability to execute its business plan.

PreMD’s ability to develop products will depend, to a great extent, on its ability to attract and retain highly qualified personnel. Competition for such personnel is intense. PreMD is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. The persons working with PreMD are affected by a number of influences outside of the control of PreMD. While PreMD believes that it has been successful to date in employee retention, PreMD may not be able to continue to attract and keep employees critical to its business.

PreMD is exposed to financial market risks such as interest rates and Canadian and non-Canadian exchange fluctuations.

PreMD is exposed to market risk related to changes in interest and currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations.

PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in the rate of currency exchange exchange could also affect our ability to repay the convertible debentures issued in August 2005 since they are repayable in U.S. dollars on maturity in August 2009.

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

We may be subject to litigation and our affirmative litigation efforts may not succeed.

On January 5, 2007, the Corporation settled litigation relating to the ColorectAlert™ License Agreements. Under the terms of the settlement with Dr. Shamsuddin and Med-11 AG, the Corporation agreed to pay $175,000 to Med-11 AG (“Med-11”) and amended the agreements to replace Dr. Shamsuddin with Med-11 as the licensor. There is no assurance that litigation similar to this will not arise from time to time, thereby distracting management and causing the Corporation to incur costs and time on items not related to the Corporation’s business plan.

As discussed above, in August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the U.S. PTO, and although the U.S. PTO found that the abandoned patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees, the claim for damages was outstanding as at December 31, 2007, and there is no assurance that PreMD will be successful in the pursuit of monetary damages regarding this claim.

Risks Related to the Corporation’s Industry

Any inability by PreMD to develop its products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products.

Prospects for emerging companies in the human diagnostics industry generally may be regarded as uncertain given the inherent nature of the industry and, accordingly, investments in such companies should be regarded as speculative. To achieve profitable operations, PreMD, alone or with others, must successfully develop, introduce, secure regulatory clearance for, and market its products.

Securing regulatory clearances for the marketing of diagnostics products from the HPB in Canada and the FDA in the U.S. can be a long and expensive process, which can delay product development. In this regard, PreMD has identified a U.S.-based regulatory affairs consultant to advise PreMD on its regulatory applications. In order to obtain regulatory approval for a particular product, human clinical trials conducted by PreMD must demonstrate that the product is safe for human use and shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause PreMD to abandon its commitment to that program. No assurances can be provided that any future human trials, if undertaken, will yield favorable results or that regulatory approval will be granted at all. In addition, if PreMD obtains regulatory approval for a product it may only be for limited applications, thereby hindering PreMD’s ability to widely market a product. Such events would have a material adverse effect on PreMD’s sales and profitability.

Intense competition in the diagnostics industry may harm PreMD’s ability to license and develop its products.

Technological competition in the diagnostics industry is intense. PreMD competes with other companies to license and develop products aimed at diagnosing similar conditions. Many of these companies have substantially greater resources than PreMD. PreMD may not be able to continue to license the technology that it needs to stay competitive. Further, technological developments by others may render PreMD’s products or technologies non-competitive. See “Business Overview – Coronary Artery Disease Risk Assessment,” “Business Overview - Colorectal Cancer Tests,” “Business Overview – Lung Cancer Test,” “Business Overview – Breast Cancer Test,” “Business Overview - Competition” and “Business Overview - Patents and Proprietary Protection.”

PreMD may not be able to obtain reimbursement for its products as governments attempt to control rising healthcare costs.

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

Recent policy initiatives in both the U.S. and Canada have advocated broader screening for the risk of cardiovascular disease and cancer. As a result, medical devices for screening and/or risk assessment for these types of disease may face an increased market potential. PreMD may need to develop economic studies to demonstrate the cost-effectiveness of its products in identifying the risk of disease at an earlier stage.

Risks Related to the Corporation’s Common Stock

PreMD could fail to maintain minimum listing standards for its securities

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity. On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX. Subsequent to the year end, on February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

PreMD does not anticipate paying dividends on its common shares, which may affect investors who require a certain amount of liquidity on their investment.

PreMD does not intend to pay dividends on its common shares in the foreseeable future, and thus the only return on an investment in the common shares will come from an increase, if any, in the price of the common shares. Investors who require dividend income should not depend on or expect to receive dividends on the common shares.

PreMD’s performance and general market volatility may cause the price of the common shares to decrease.

The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

The common shares are speculative securities. If PreMD performs poorly in the marketing, manufacturing or sales of its products or in other areas of its business as highlighted in this section, it may cause the market price of the common shares to decline. In addition, there can be no assurance that an active trading market for the common shares will be sustained or that the trading price of the common shares will not be subject to significant fluctuations. Accordingly, an investment should be considered only by those investors who are able to make a long-term investment and can afford to suffer a total loss of their investment in the common shares. An investor should consider the merits of an investment in the common shares and should consult professional advisers to assess income tax, legal and other aspects of such an investment.

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

The Corporation’s current pipeline of products includes:

Coronary Artery Disease Risk Assessment Technology1

•	PREVU* Point of Care (POC) Skin Cholesterol Test, which is cleared for sale in Canada, has a CE mark for European countries and has limited clearance in the U.S. (CLIA-exempt)

•	PREVU* LT Skin Cholesterol Test (lab-processed format), which is cleared for sale in Canada, and has a CE mark for Europe.

•	PREVU* PT Skin Cholesterol Test (a consumer or cosmeceutical format), currently in development

Cancer Screening Tests (in clinical studies)

•	ColorectAlert™

•	LungAlert™

•	Breast cancer test

[1]	PREVU* POC was formerly known as Cholesterol 1,2,3™

Key Relationships

Strategic: AstraZeneca Pharmaceuticals LP

On July 13, 2007, the Corporation signed a license agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the Corporation’s skin cholesterol test in the United States. Under the financial terms of the agreement, the Corporation received an upfront payment of $533,000 (US $500,000) and will be eligible to receive a series of additional payments of up to US $6.0 million upon attainment of various development and revenue targets. In addition, PreMD will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of US $30 million per year. The agreement does not provide for a fixed termination date. The Corporation does not expect to sell any product to AstraZeneca until the Company receives FDA clearance for the PREVU* POC test.

Research: ColorectAlert™

On January 5, 2007, PreMD settled litigation relating to the ColorectAlert™ License Agreements. Under the terms of the settlement with Dr. A.K. Shamsuddin and Med-11 AG (“Med-11” AG), PreMD agreed to pay $175,000 to Med-11 and replaced Dr. Shamsuddin with Med-11 as the licensor. This amount was expensed in 2006 as general and administration expense. The amendment also reduced the royalty payable by the Corporation from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that the Corporation may have been required to pay under the initial agreements.

Convertible Debenture Financing

On August 30, 2005, PreMD completed a private placement financing of convertible debentures, maturing on August 30, 2009, for gross proceeds of $9,828,000 (US$8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of $8,915,000). The unsecured debentures bear interest at an annual rate of 7% (effective rate of 15% on the liability component), payable quarterly in cash or common shares at the Corporation’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the common shares at the time of the applicable interest date and is based on a fixed exchange rate of $0.8209. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment). If all the debentures were converted to common shares, it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment). At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder. On August 25, 2006, $475,000 (US $430,000) of the debentures were converted into 150,877 common shares of the Corporation, which resulted in a reclassification of $357,000 of the liability, $140,000 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to capital stock.

Private Placements

On March 27, 2007, the Corporation issued, by way of private placement, 2,917,268 common shares and 1,458,635 common share purchase warrants for gross proceeds of approximately $3,880,000. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share. On July 16, 2007, the Corporation filed a Form F-3 registration statement with the United States Securities and Exchange Commission (“SEC”), which was subsequently amended, to register the shares issued pursuant to the private placement. The registration statement was declared effective on July 27, 2007, SEC File No. 333-144593.

Recent Developments

Subsequent to the year end, on March 12, 2008, the Company issued by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and warrants to purchase 5,072,395 shares of common stock for gross proceeds of approximately $1,220,000. Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share. Of the total amount of the financing, $358,798 was recorded as a liability and $767,485 was recorded as warrants.

Stock Exchange Listing

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity. On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX. Subsequent to the year end, on February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

Regulatory

Recent Developments

Subsequent to the year end, on January 15, 2008, the Corporation received an NSE letter from the U.S. FDA regarding the 510(k) submission for an expanded regulatory claim on its POC skin cholesterol test. On April 10, 2008, the FDA denied the Company’s appeal, but the Corporation is continuing to explore several avenues to obtain FDA clearance for this product, a process that could include a formal request for scientific dispute resolution.

Business Strategy

The Corporation’s objective is to be a leader in the field of predictive medicine. To achieve this goal, PreMD is pursuing the following strategies:

Identify and Target Significant Markets with Unmet Needs

PreMD focuses its efforts on medical conditions where there is a well-defined global need and demand for tests to detect serious or life-threatening diseases. PreMD’s products address cardiovascular disease (“CVD”) and cancer, diseases where early detection, intervention and ongoing monitoring can significantly improve patient outcomes. CVD claims the lives of 17 million people worldwide each year, and has no geographic, gender or socio-economic boundaries (World Health Organization World Health Report, 2004). Colorectal, lung and breast cancers combined kill approximately two million people annually worldwide (Globocan 2002, Cancer Incidence, Mortality and Prevalence Worldwide. International Association for Cancer Research (IARC), Cancer Base No. 5, Version 2.0, IARCPress, Lyon, 2004).

Ensure a Multiple Product Pipeline

PreMD pursues sustained development by building and maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders. PreMD continuously assesses other possible applications of its technologies. In addition, PreMD continues to seek out and evaluate new, proprietary technologies that have undergone initial proof-of-principle tests and that offer clear cost/benefit trade-offs to products currently available. After identifying and evaluating an appropriate technology, PreMD purchases or in-licenses the related patents and know-how, completes the development of prototypes and defines the manufacturing protocols. Where appropriate, PreMD conducts clinical trials to obtain regulatory approval and registers the product for sale.

PreMD invests substantially all of its funds in product and clinical development, as opposed to basic research. By investing in this phase of development, management of PreMD believes that it can add value for its shareholders and avoid the more expensive, riskier research stage of the product development cycle.

Maintain a Strong Clinical Program

PreMD maintains a strong clinical program. PreMD’s objectives are to advance product development and to build a critical mass of data to support new regulatory claims and indications for use. PreMD’s clinical program, along with the publications and presentations it generates, enhances the scientific validation and credibility of PreMD’s products. In turn, this validation improves strategic partnering opportunities and helps to expand the potential commercial market for PreMD’s tests.

Pursue Strategic Relationships

PreMD builds collaborative relationships with leading companies, organizations and institutions to conduct clinical trials and to assist with the development of its products. Some of PreMD’s current and previous relationships include AstraZeneca Pharmaceuticals LP; The Cleveland Clinic Foundation; U.S. National Cancer Institute; AtheroGenics, Inc.; Jabil Circuit, Inc.; Thermo Fisher Scientific Inc.; University of Texas M.D. Anderson Cancer Center; Montreal Heart Institute; and National Heart, Lung and Blood Institute.

PreMD also seeks, at the appropriate time, to license its products to major diagnostic, pharmaceutical or consumer goods companies for any or all of the related marketing, sales, manufacturing and distribution. This strategy allows us to minimize the expenses and risks of large-scale commercialization. In addition, through these relationships, we gain the expertise of others, which enhances our ability to pursue multiple product opportunities.

Establish and Maintain Strong Intellectual Property Portfolio

Patents and other proprietary rights are essential to PreMD’s business. PreMD continuously seeks to file patent applications to protect technology, inventions and improvements to technology or inventions that are considered important. Such applications may cover composition of matter, the production of active ingredients and their novel applications. PreMD has acquired, by license or assignment, rights to patents and applications filed in Canada, the U.S. and internationally. PreMD also relies upon trade secrets, non-patented proprietary know-how and continuing technological innovation to develop and maintain its competitive position.

PreMD currently owns patents for technology for coronary artery disease (“CAD”) risk assessment that measures skin tissue cholesterol to help determine an individual’s risk of CAD, and has acquired a license to technologies used to detect the presence of a marker intended for use in colorectal, lung and other cancers. In addition, PreMD has patents pending for color measurement in biological reactions and skin striping for cholesterol measurement see “Business Overview – Patent and Proprietary Protection”. PreMD believes that these innovative technologies will fulfill market needs through their ease-of-use and by contributing to cost-effective patient health management.

Leverage Management’s Scientific, Product Development and Commercialization Expertise

PreMD is led by an experienced group of individuals with significant industry expertise in the areas of research, regulatory affairs, sales and marketing, and finance.

Industry Overview

The Market for Disease Detection or Biomarkers

The Aging Population

As the population ages, so do the incidences of both cardiovascular disease and cancer, among other diseases. According to the United States Census Bureau data published in 2000, the U.S. population aged 65 and older is projected to double by 2030. By 2030, individuals aged 65 and older will account for 20% of the U.S. population. Around the world, the aging population has contributed to dramatic growth in health care spending.

Escalating Health Care Costs

In most countries, total health care spending is at an unsustainable level. In many nations, including the United States, health spending is growing at a rate that exceeds economic growth. In 2004 in the U.S., health care spending accounted for approximately 15.3% of the gross domestic product. Faced with escalating expenditures, governments, insurers and consumers are evaluating and implementing cost containment strategies. We believe that technologies that are patient-friendly, easy to use and cost effective while maintaining quality of care represent a significant market opportunity.

Innovative Technologies Enable Improved Risk Assessment

Technological advances have created more effective, easy-to-use devices, enabling risk assessment to be moved closer to the patient. This has resulted in the earlier and more cost-effective identification of disease and the initiation of therapy or prevention at an earlier stage. The use of screening and monitoring diagnostics for early intervention, improved treatment and ongoing monitoring has emerged as an important component of managed health care.

Trend Towards Health Self-Management

The trend towards greater use of point-of-care testing and self-diagnosis began in the early 1980s and is expected to continue. Increasingly, people are focused on personal wellness and the vital role of the individual in health maintenance. Similarly, the aging population is demanding better preventative care that is patient friendly.

Industry Trends

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

New emerging diagnostic and monitoring trends are expected to help to detect disease early, thereby speeding patient recovery and reducing long-term medical expenses. Between 2002 and 2007, the global OTC market for home diagnostic testing was expected to increase by 49%, at a compound annual growth rate of 8.3% (PJP Publications Ltd., 2003). The U.S. dominates the global market for OTC diagnostic testing. In 2002, the total U.S. home testing market was valued at US$2.65 billion (Greystone Associates, Cholesterol Monitoring: Self-Testing Markets and Opportunities, 2003).

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

Management of PreMD anticipates that several of PreMD’s products will extend into these new market segments. With its initial products, PreMD anticipates establishing strategic alliances with pharmaceutical, diagnostic or consumer goods companies. Such companies would ideally offer conventional distribution networks supplemented by direct selling to select markets such as work sites, community health centers, preventive care facilities or home care networks.

Coronary Artery Disease (“CAD”) Risk Assessment: The Role of Skin Cholesterol

Overview

According to the most recent data available from the World Health Organization, cardiovascular diseases, particularly heart attack and stroke, claim the lives of 17 million worldwide annually. Coronary artery disease, or heart disease, accounts for 7.2 million of these deaths. According to the American Heart Association, in the U.S., every 26 seconds an American will suffer a coronary event, and about every minute someone will die from one.

Cholesterol is a soft, waxy substance that is produced by the body, and is obtained from eating certain foods, such as meat, eggs, and other animal products. Cholesterol is transported in the blood by plasma lipoproteins. The deposit of cholesterol on to damaged blood vessel walls results in the development of a lesion that eventually reduces both the flexibility of the afflicted blood vessel as well as intravascular space. This atherosclerotic plaque results in increased risk not only for coronary artery disease but also for angina pectoris and sudden cardiac death, stroke, and peripheral vascular disease.

Traditional Risk Factors

High blood cholesterol is considered to be a major risk factor for coronary artery disease. In the U.S., the National Cholesterol Education Program, a nationwide effort to reduce the prevalence of high blood cholesterol launched by the U.S. National Institutes of Health in 1985, has spurred significant growth in the market for cholesterol and other risk assessment tests. Clinical laboratories in the U.S. are estimated to perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory tests are performed in the rest of the world.

However, blood cholesterol tests may be highly variable in results over a series of days, relatively expensive to perform and require a fasting blood sample from the patient. Additionally, several studies suggest that about half of all heart attack patients actually have blood cholesterol levels within what is considered a normal, healthy range.

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

Cardiovascular disease risk is determined by identifying the risk factors present and combining these cardiovascular risk factors to determine overall risk. The accurate assessment of an individuals risk level is the key to effective treatment and risk management. Other traditional cardiovascular risk factors include:

•	gender

•	increasing age

•	heredity

•	tobacco smoking

•	high blood pressure

•	physical inactivity

•	diet

•	obesity

•	diabetes mellitus

A number of other emerging factors that have demonstrated a link to heart disease include C-reactive protein (“CRP”), homocysteine, carotid intima-media thickness (“CIMT”), electron-beam tomography for coronary calcium, ankle/brachial blood pressure index (“ABI”), and soluble intercellular adhesion molecule (“ICAM-1”). Many of these factors are costly to measure or assess, and they are resource intensive and inappropriate for a primary care setting, as they require invasive procedures.

Skin Cholesterol: A New Risk Factor for Coronary Artery Disease

PreMD has developed PREVU* POC and PREVU* LT Skin Cholesterol tests, patient-friendly and cost-effective tools that assess patients at high risk of coronary artery disease.

A third product designed for home use, PREVU* PT Skin Cholesterol Test, is undergoing internal validation and stability studies.

PREVU* non-invasively measures the amount of cholesterol in the skin tissues. As a new risk factor for heart disease, skin cholesterol provides valuable additional information to traditional CAD risk assessment. Skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue. As blood vessel walls accumulate cholesterol, the skin tissues also accumulate cholesterol. Clinical studies suggest that skin cholesterol tests can discriminate among healthy individuals, those at risk of having moderate atherosclerosis and those suspected of having significant disease. Emerging evidence supports the use of non-invasive tests, such as skin cholesterol, to detect subclinical, or hidden, disease. Identifying patients with high subclinical cardiovascular disease is the key to preventing a first cardiac event and reducing the overall burden of heart disease.

Competitive Landscape

We are not aware of any other test currently marketed or in development that non-invasively measures skin cholesterol. We are aware that research has been undertaken using other testing approaches that employ body fluids, such as saliva and tears. The stage of development of such approaches is unknown. We have many issued patents and patents pending internationally related to the skin cholesterol technology and multiple patents and patents pending related to our color-reading technology, which is used across PreMD’s product lines.

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

The economic impact of cardiovascular disease on the U.S. health care system is growing larger as the population ages. The American Heart Association projects the total cost (including direct health expenditures as well as lost productivity) of cardiovascular diseases to reach $403 billion, (American Heart Association, Heart Disease and Stroke Statistics, 2006). In 2003, the total cost of cardiovascular disease was estimated at $351 billion (National Center for Chronic Disease Prevention and Health Promotion).

The Opportunity

Most patients who develop CAD have at least one major risk factor that exceeds recommended levels. These higher-risk patients can benefit the most from additional risk stratification testing. Emerging evidence supports the use of non-invasive tests, such as skin cholesterol, to detect subclinical, or hidden, disease. Identifying patients with high subclinical cardiovascular disease is key to preventing a first cardiac event and reducing the overall burden of heart disease. PreMD believes that PREVU* Point of Care Skin Cholesterol Test is a valuable tool for risk stratification in the primary, or point of care, prevention of CAD.

Skin Cholesterol Pathology

In 1993, PreMD acquired the patent rights underlying PreMD’s skin cholesterol technology for the U.S., Canada and Western Europe and later expanded its intellectual property rights covering such technology. See “Business Overview – PreMD Patents and Patent Applications - Coronary Artery Disease (CAD) Risk Assessment Technology”.

Since the mid-1960s, scientists have tried to measure skin cholesterol as a marker for cardiovascular disease, recognizing it had the potential to provide additional information about CVD risk over blood cholesterol testing. As previously discussed, skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue. Thus, as blood vessel walls accumulate cholesterol, it is believed that skin accumulates cholesterol. This led to the hypothesis that skin may be a better source of estimating CAD than blood. A number of studies carried out in the 1970s and early 1980s, largely in Europe, provided evidence in support of this hypothesis. The results of these studies indicate that:

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

PreMD’s Cardiovascular Products

PREVU* POC Skin Cholesterol Test, formerly known as Cholesterol 1,2,3TM, is a non-invasive test that evaluates the amount of cholesterol accumulated in a patient’s epidermis (skin) surface. The test is conducted in three minutes in two separate steps on the palm of the hand. In the first step, a chemical solution consisting of a cholesterol-binding agent and an enzyme, linked together by a synthetic copolymer, is placed on the hand for one minute. This solution binds to the skin’s cholesterol-rich surface layer. After one minute the excess solution is blotted dry, leaving only that part of the solution that is bound to epidermal cholesterol. In the second step, an indicator solution, containing a dye in a colorless form, is placed on the same area of the hand and reacts when it contacts the enzyme, which is bound to epidermal cholesterol. As a result, a color change reaction is created. After only two minutes, a hand-held color measurement instrument, or spectrophotometer, reads this reaction and produces a numerical result.

PREVU* POC is packaged in a 40-test kit that contains three dropper bottles consisting of a binding solution, an indicator solution and a positive control, as well as 40 adhesive-backed pads. In addition, a patented hand-held instrument is used to measure the color change and provides a skin cholesterol value. The results of this test give an indication of the patient’s CAD risk in high risk or suspected individuals.

PREVU* POC has a shelf life of 24 months. Management of PreMD believes that this test is inexpensive to produce and will be cost competitive with current alternative tests. PREVU* POC is designed for use at the point of care and is licensed to AstraZeneca Pharmaceuticals in the U.S.

PreMD has adapted the PREVU* technology into a lab-processed format, called PREVU* LT, aimed primarily at the life insurance testing industry. Like PREVU* POC, PREVU* LT is administered painlessly and rapidly, without fasting, needles or blood sample required. The testing procedure samples surface skin cells from the palm of the hand using a specially designed adhesive, which is then sent to a laboratory where the surface is assessed for skin cholesterol.

Development History and Clinical Findings

Validation of the synthesis of the chemicals comprising the binding solution of PREVU* POC was conducted at McMaster University, Hamilton, Ontario (“McMaster”), pursuant to a research service agreement executed in April 1997, as amended in October 2000, between McMaster and PreMD. From November 2000 until October 31, 2005, PreMD provided research and development sponsorship funding to McMaster. In consideration for this sponsorship, PreMD had the right to use of laboratory facilities at McMaster as well as the right of first refusal for a license any intellectual property created as a result of the funding. PreMD is currently evaluating several new technologies generated by the research program On November 17, 2005, PreMD leased new laboratory facilities at McMaster University in the new Biosciences Incubation Centre, part of the Michael G. DeGroote Centre for Learning and Discovery.

The following table summarizes the key development and clinical evaluations of PreMD’s skin cholesterol test to date:

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

Skin cholesterol and other markers of CAD risk	Dr. John Mancini	University of British Columbia; St. Paul’s Hospital	Determine correlation of skin cholesterol to other measures of CAD risk, including carotid sonography, flow-mediated brachial vasoactivity and serum markers.	Skin cholesterol correlates to Framingham Global Risk Score and inflammatory markers, notably ICAM-1	Published in American Journal of Cardiology in 2002

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS

Pediatric skin cholesterol study	Dr. Katherine Morrison	St. Joseph’s Hospital	Examine skin cholesterol levels in children with hypercholesterolemia	Skin cholesterol can be reliably measured in children	Presented at the 2003 Endocrine Society Annual Meeting

Skin cholesterol and statins	Dr. Marcus Reiter	University of Vienna	Examine skin cholesterol response to certain cholesterol-lowering medications	Patients treated with statins experienced decreases in skin cholesterol values as well as in blood cholesterol; initial data shows that skin cholesterol may be a useful monitoring tool for patients taking statins	Data published in Journal of Clinical Chemistry in January 2005

Skin cholesterol and carotid IMT	Dr. James Stein	University of Wisconsin	Measure relationship between skin cholesterol and disease using carotid IMT (CIMT)	Skin cholesterol has strong correlation to increased CIMT, an established risk predictor of heart attack and stroke	Data presented at American College of Cardiology annual meeting, March 2005; published in American Heart Journal, December 2005

PRACTICE	Dr. Milan Gupta	William Osler Health Centre	Examine skin cholesterol levels in South Asians	Interim data confirmed that skin cholesterol provides new information about a patient’s risk of CAD. Skin cholesterol may have value in stratifying patients with established CAD who have been treated with cholesterol-lowering medications. Further data presented in 2005 showed that patients who have both high skin cholesterol and high levels of C-reactive protein have an increased risk of metabolic syndrome	Data presented at Canadian Cardiovascular Congress in October 2004; further data presented at Canadian Cardiovascular Congress in October 2005

PREPARE	Dr. David Waters; Dr. Dennis Sprecher; Dr. John Mancini	Various, in life insurance testing industry	Relationship between skin cholesterol (PREVU* LT) and risk of CVD as estimated by Framingham score	Data is being used for Regulatory Submissions	Manuscript being prepared

PASA	Dr. James Stein	University of Wisconsin and five other U.S. sites	Relationship between skin cholesterol and disease using carotid IMT in a low risk population	Data has been used for Regulatory Submissions to FDA	Manuscript accepted for publication

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS

ARISE (Aggressive Reduction in Inflammation Stops Events)	Dr. Rob Scott	AtheroGenics, Inc.; study conducted at multiple sites around world	Study will examine skin cholesterol changes in response to AtheroGenics’ AGI-1067 therapy. Trial will also provide data on relationship between skin cholesterol and primary cardiovascular events	Some data under analysis

MESA (Multi-Ethnic Study of Atherosclerosis) sub-study	Dr. Pamela Ouyang	National Heart, Lung and Blood Institute; Johns Hopkins Bayview Medical Center	Study examining correlation of skin cholesterol to early markers of CAD across different ethnic groups	Interim data demonstrated that skin cholesterol levels correlated with the presence and extent of coronary calcification	Interim data presented at American Heart Association in 2003; interim data published in Atherosclerosis in July 2005

All Comers’ study	Dr. Dennis Sprecher	The Cleveland Clinic Foundation	Study examining relationship between skin cholesterol and Framingham Global Risk Score and other markers of CAD in patients suspected of having CAD. Trial includes PREVU* POC and PREVU* LT	Study Completed

Regulatory Clearance

In January 2001, regulatory clearance was granted by the HPB for sale of PREVU* POC in Canada for risk assessment of coronary artery disease.

In June 2002, PreMD received FDA clearance for sale of PREVU* POC in the United States as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multi-vessel coronary artery disease (>50% stenosis in >1 vessel as diagnosed by coronary angiography) where further diagnostic evaluation is being considered. Test results, when considered in conjunction with clinical evaluation, blood cholesterol tests and other risk factors identified for coronary artery disease, will aid the physician in focusing diagnostic and patient management options.

On September 5, 2002, PREVU* POC was CE-marked, enabling PreMD to sell this product in Europe as part of risk assessment for coronary artery disease. The product was registered with the Competent Authority in the U.K. Registrations with Competent Authorities of other European Union Member States can follow after translation of the labelling for PREVU* POC in their respective languages has been completed.

In 2006, the PREVU* POC hand held spectrophotometer received FDA clearance, a class II license in Canada, and was CE-marked. PREVU* LT received a class II license in Canada and was CE-marked.

In 2007, PreMD submitted a 510(k) to the FDA for PREVU* POC for an expanded claim based on data from the PASA clinical trial. Subsequent to the year end, on January 15, 2008, the Corporation received a non-substantially equivalent (“NSE”) letter from the U.S. FDA regarding the 510(k) submission for an expanded regulatory claim on its point-of-care (“POC”) skin cholesterol test. On April 10, 2008, the FDA denied the Company’s appeal, but the Corporation is continuing to explore several avenues to obtain FDA clearance for this product.

Production and Services

On April 1, 2007, PreMD entered into an agreement with Jabil Circuit, Inc. (“Jabil”), pursuant to which Jabil agreed to manufacture its hand-held cordless instrument and related software for skin cholesterol testing. The instrument measures the color of the reagents on the palm of the hand and provides a quantitative skin cholesterol result. The term of the Jabil agreement is five years, renewable annually thereafter.

On May 25, 2007, PreMD entered into an agreement with Thermo Fisher Scientific Inc. (“Thermo Fisher”) to manufacture and supply PreMD with PREVU* POC test kits. The term of the Thermo Fisher agreement is three years, renewable annually thereafter.

PreMD adheres to Good Manufacturing Practices, or GMP, which is a critical component in ensuring quality. GMP, a universal concept throughout the medical device industry, refers to internationally accepted quality standards for ensuring that products are produced in a consistent and controlled way. GMP regulations are the minimum requirements that must be adhered to when manufacturing, processing, packing, or holding a medical device. Following these regulations gives assurance that the device has the required safety, identity, and quality characteristics.

PreMD has established and maintains a quality system to ensure high standards of production and operational quality, and inventory management, which extends to third-party suppliers of components or services. Subsequent to fiscal year end, in February 2006, PreMD received ISO 13485: 2003 Quality System Certification from a Canadian Medical Device Conformity Assessment System (CMDCAS)-recognized registrar. This certification confirms that PreMD meets the highest international standards for quality control and customer service. PreMD previously received ISO 13488:1996 Quality System Certification in October 2003.

Marketing and Distribution

On July 13, 2007, the Corporation signed a license agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the Corporation’s skin cholesterol test in the United States. See “Business Overview – Key Relationships.”

Competition

The measurement of cholesterol is currently conducted through blood-based analysis. PreMD is not aware of any other test currently marketed or in development that non-invasively measures skin cholesterol. PreMD is aware that research has been undertaken using other testing approaches that employ body fluids such as saliva. Other researchers are examining testing approaches that employ tears. The stage of development of such approaches is unknown. See “Risk Factors”.

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

PreMD believes that its skin cholesterol tests will compete effectively in the point-of-care and laboratory-testing markets based on a combination of accuracy, ease-of-use, non-invasive, immediacy of results and cost effectiveness. PreMD’s technology is supported by strong scientific validation, including a number of published papers and presentations. This validation could play an important role in enhancing the endorsement and adoption of skin cholesterol testing by the medical community.

Key Markets

PreMD envisions the following markets or marketing strategies for its suite of PREVU* tests:

•

Risk assessment by physicians. This market includes primary care physicians, hospitals and managed care organizations as well as various health care providers and programs, such as preventive cardiology clinics where cardiovascular risk assessment is conducted.

•

Risk assessment outside physicians’ offices. This market includes in-store health clinics, large employers that offer health and wellness programs, wellness clinics or service providers, and natural health clinics or service providers.

•

Screening for insurance risk assessment. The market for insurance testing represents a significant opportunity for PREVU* LT. In North America about 14 million new insurance policies are granted every year, approximately 6.25 million of which include screening performed using oral fluid testing and/or blood. (American Council of Life Insurers: Life Insurance Fact Book, 2004)

•

Home testing market. If developed successfully, PREVU* PT could be purchased by individuals in a retail pharmacy and self-administered at home to test and monitor skin cholesterol levels. The U.S. cholesterol self-test market is projected to grow from about US$30 million in 2003 to just under US$150 million in 2007, driven largely by the introduction of non-invasive measurement products. (Greystone Associates, Cholesterol Monitoring: Self-Testing Markets and Opportunities, 2003)

In the absence of effective treatment for advanced stage disease, screening is important. Screening must identify early-stage disease in asymptomatic individuals in order to be effective. According to the Colorectal Cancer Association of Canada, when detected early, colorectal cancer has a 90% cure rate. The American Cancer Society recommends screening for colorectal cancer beginning at age 50. It is recommended that both men and women should follow one of the following five testing schedules:

•	yearly fecal occult blood test (“FOBT”)*

•	flexible sigmoidoscopy every five years

•	yearly FOBT* plus flexible sigmoidoscopy every five years**

•	double contrast barium enema (“DCBE”) every five years

•	colonoscopy every 10 years

*	For FOBT, the take-home multiple sample method should be used.

**	The combination of FOBT and flexible sigmoidoscopy is preferred over either of these two tests alone.

Colorectal Cancer Tests (ColorectAlertTM and ColoPathTM)

Pathology

Colon and rectal cancer is the third most prevalent cancer in North America. Colorectal cancer begins as a benign polyp that subsequently evolves into a malignant lesion. The cancer becomes invasive when it penetrates the wall of the colon or rectum. Spread may be by lymphatics or blood vessels and occasionally along nerves. Untreated colorectal cancer leads to death.

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

Colorectal Cancer Screening

In the absence of effective treatment for advanced stage disease, screening is important. Screening must identify early stage disease in asymptomatic individuals in order to be effective. According to the Colorectal Cancer Association of Canada, when detected early, colorectal cancer has a 90% cure rate. The American Cancer Society recommends screening for colorectal cancer beginning at age 50. It is recommended that both men and women should follow one of the following five testing schedules:

•	yearly fecal occult blood test (“FOBT”)*

•	flexible sigmoidoscopy every five years

•	yearly FOBT* plus flexible sigmoidoscopy every five years**

•	double contrast barium enema (“DCBE”) every five years

•	colonoscopy every 10 years

*	For FOBT, the take-home multiple sample method should be used.

**	The combination of FOBT and flexible sigmoidoscopy is preferred over either of these two tests alone.

Market

The American Cancer Society had earlier projected that in 2006 there would be an estimated 148,610 new cases of colorectal cancer in the U.S. and more than 55,170 deaths (accounting for 10% of all cancer deaths) resulting from the disease. This relatively high mortality rate is due in part to the lack of accurate screening tests for the early detection of the disease (American Cancer Society, Cancer Facts and Figures 2006). The primary risk factor for colorectal cancer is age, with more than 90% of cases diagnosed in individuals over the age of 50. According to data from the U.S. Census Bureau published in 2000, there are approximately 80 million Americans over the age of 50. However, it is estimated that only about half of the people who should be screened for this deadly disease are actually screened. In 2003, 23% of people aged 50 and older had received an FOBT (home-based test) within the past two years. In 2003, 44% of people aged 50 and older had ever received a colorectal endoscopy (sigmoidoscopy or colonoscopy) (National Cancer Institute Cancer Trends Progress Report – 2005 Update).

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

The Opportunity

PreMD’s rectal mucus test (“ColorectAlert”) is a patented technology that detects the TF antigen in mucosal secretions. The TF antigen has been associated with cancerous and pre-cancerous conditions. Dr. A.K.M. Shamsuddin (the “ColorectAlert Inventor”) of Baltimore, Maryland developed this technology at the University of Maryland School of Medicine. Pursuant to agreements (the “ColorectAlert Licence Agreements”) dated March 27, 1998, May 1, 1998, October 23, 2001 and January 5, 2007 between PreMD, Med-11 AG and the ColorectAlert Inventor, PreMD acquired a license for certain diagnostic applications and products which incorporate or make use of this technology as well as the license for the two existing U.S. patents and one Japanese patent. Pursuant to the terms of the ColorectAlert License Agreements, PreMD is required to make royalty payments based on revenues from sales of this technology. The ColorectAlert License Agreements do not provide for a fixed termination date and may only be terminated by the parties in the event of a material breach by the other party.

A second colorectal cancer test, ColoPath, is a patented technology that detects another marker believed to be associated with cancer of the colon or rectum. The technology was developed by Ambrilia BioPharma Inc. (formerly, Procyon BioPharma Inc.) (“Procyon”). PreMD entered into an agreement with Procyon dated March 19, 2001, as amended, (the “Procyon License Agreement”) whereby PreMD licensed the intellectual property, including patent rights and trademarks of ColoPath and has the right to develop, manufacture, market and distribute the ColoPath technology exclusively on a global basis. Procyon is entitled to payments based on the completion of milestones as well as a royalty payment based on sales of all mucus-based colorectal cancer tests. The Procyon License Agreement does not have a fixed termination date.

The Technologies

The ColorectAlert test detects the presence of the TF antigen in the rectal mucus of individuals who may have colorectal cancer or, potentially, precancerous polyps. This antigen is detected by a chemical reaction performed on a specimen placed on a test membrane following routine digital rectal examinations and does not require a blood sample. The same technology is being adapted for the detection of lung cancer and breast cancer, and could potentially be adapted for the detection of additional cancers.

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

Production and Services

The Corporation’s cancer-related technologies are all manufactured (for clinical trial purposes) by PreMD in its laboratory located at McMaster University Medical Center.

Competition

FOBT is the most frequently used screening method for colorectal cancer. Although FOBT has been found to reduce death due to eventual cancer, the test does have limitations due to its relatively low levels of sensitivity.

FOBT has sensitivity of approximately 50% for cancer (Clinical Database “Should All People Over the Age of 50 have Regular Fecal Occult-Blood Tests?”, April 6, 1998) and a positive predictive value of 2%-17% (“Fecal Occult Blood Testing for Colorectal Cancer, Can We Afford to Do This?” Alquist, D.A. Gastroenterol Clin. North Am.), 1997. This predictive value leads to unnecessary cost and patient inconvenience and anxiety due to unnecessary colonoscopies. In addition, compliance with fecal occult blood testing procedures (e.g. dietary restrictions) is estimated to be only 35-50% (Clinical Database, April 16, 1998). The single sample, or digital, fecal occult blood test that physicians often use to screen for colorectal cancer has been shown to miss 95% of malignancies and lesions likely to become cancerous (“Accuracy of Screening for Fecal Occult Blood on a Single Stool Sample Obtained by Digital Rectal Examination: A Comparison with Recommended Sampling Practice”, Annals of Internal Medicine, January 18, 2005). PreMD believes that many physicians are dissatisfied by fecal occult blood testing in general and would prefer to have an improved test. Recently available immunochemical FOBT tests may perform better than traditional FOBT tests but still face limitations: early cancers tend not to bleed and most blood found in stool samples is present for reasons other than cancer. Additionally, immunochemical FOBT tests still require patients to sample from a stool and/or toilet water, which PreMD believes is a barrier to patient compliance.

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

Virtual colonoscopy can be done quickly, with no sedation, and at a lower cost than colonoscopy; however, it is still expensive and requires bowel preparation. Thus far, it is not commonly used.

Management of PreMD is aware of other diagnostic tests under development that may be useful for the detection of all colorectal pathology and is currently monitoring their progress. Some of the firms involved in the development or marketing of such products include Enterix Inc. and EXACT Sciences Corporation.

In clinical studies to date, ColorectAlert has been shown to detect more than half of early-stage cancers (Duke’s A & B stages). It is simple to perform and cost effective relative to other currently available alternatives. Management believes that these attributes represent an important competitive advantage.

Key Markets

ColorectAlert, following the appropriate regulatory clearance, could be used in the laboratory and, potentially, physicians’ offices. In 2000, Theta had estimated that the global market for all cancer detection products, including mammography, would grow from US$2.0 billion in 1999 to US$2.8 billion in 2005 (Theta Reports, High Growth Diagnostic Markets, Report No 1045, September 2000).

Lung Cancer Test (LungAlertTM)

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

NSCLC is classified under three subgroups and assigned to one of four stages. The subgroups are:

Squamous cell carcinoma:	Always associated with smoking. Usually starts in bronchi.

Adenocarcinoma:	Begins in mucus glands usually near the periphery of the lung.

Large- cell undifferentiated:	May appear in any part of the lung. Tends to grow and spread quickly.

Lung cancer stages are:

T1:	Tumor is smaller than 3 cm and has not spread to the main branches of the bronchus.

T2:	Tumor is larger than 3 cm. Cancer has spread to the main bronchus. Cancer partially clogs airway but does not cause pneumonia.

T3:	Tumor has spread to the chest wall and/or the diaphragm. The cancer is within 2 cm of the trachea. One or both lungs collapse.

T4:	Metastatic spread. Two or more tumor modules are present in the same lobe with malignant pleural effusion.

Common symptoms of advancing lung cancer include an excessive cough, worsening breathlessness, weight loss and fatigue.

Lung Cancer Screening

Lung cancer screening is not currently conducted in any country, with the exception of Japan, due to the poor health economic results of previous screening initiatives. The Japanese government covers costs relating to an annual X-ray and sputum cytology for those in the “high risk” category. This group is defined as individuals over the age of 45 and who have been heavy smokers for at least the past 20 years.

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

1.	An X-ray is a simple and safe procedure that is relatively ineffective. About 40% of all lung cancers can be detected by this screening method.

2.	Conventional Sputum Cytology has been used for over 50 years; however it is the least sensitive and only able to identify about 20% of lung cancer cases.

3.	Spiral CT has been hailed as the technology that holds the greatest promise for cost effectively screening for lung cancer. Although it has the ability to detect approximately 70% of lung cancers, it has a high cost which translates into $300-$600 per test.

4.	Positron Emission Tomography is the most accurate screening test available at over 90% sensitivity. Since it costs $2,500 per patient, widespread use is unfeasible.

5.	Bronchoscopy is used as a final diagnostic option prior to surgery. It is highly invasive and results in a 0.2% mortality rate with the majority of patients unable to return to daily routines for several weeks or months.

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

The Opportunity

LungAlert is based on a modified version of the ColorectAlert technology, using a sputum sample instead of a rectal mucus sample. See “Business of PreMD - Colorectal Cancer Tests - The Opportunity” for licensing and technology information.

Development History and Clinical Findings

As summarized in the table below, PreMD has conducted clinical studies with LungAlert:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS

LungAlert Pilot Study	Drs. John Miller and Gerry Cox	St. Joseph’s Hospital	A blinded study examining LungAlert in a population with healthy patients, patients with benign lung disease and patients with cancer.	LungAlert detected 20 of 23 cancers.	Presented at the American Thoracic Society, May 2001; published in the Journal of Clinical Ligand Assay Society, 2002

LungAlert Smokers’ Study	Drs. John Miller and Gerry Cox	St. Joseph’s Hospital	Determine LungAlert’s effectiveness in detecting early-stage cancers, particularly in smokers, and to establish the relationship between LungAlert values and the stage and size of tumors	Interim data show that LungAlert’s reactivity in sputum samples may be useful as an initial screening test to identify high-risk subjects who would benefit from other tests, such as spiral computed tomography. Patients with cancer had significantly higher values than those who did not.	American Association for Cancer Research, July 2003; American Thoracic Society, May 2004

I-ELCAP (International Early Lung Cancer Action Program)	Dr. Heidi Roberts	Princess Margaret Hospital	Determine the ability of LungAlert to detect cancers among a high-risk population as well as relationship between LungAlert values and the stage and location of cancer. High-risk patients (1,000) undergo CT scans twice - once at baseline and once at one-year follow-up - and are tested with LungAlert. Another 2000 patients are being tested at baseline	In progress

Production and Services

The Corporation’s cancer-related technologies are all manufactured (for clinical trial purposes) by PreMD in its laboratories.

Competition

To PreMD’s knowledge, there are no FDA-approved tumor markers for lung cancer, although several are believed to be in development.

Several tests for lung cancer exist but due to their low ability to detect cancer, or their high cost, management believes that they are not suitable for cancer screening.

Management of PreMD is aware of other diagnostic tests under development that may be useful for the detection of lung cancer and is currently monitoring their progress. A couple of the firms involved in the development or marketing of such products are Biomoda Inc. and Perceptronix Medical Inc.

Key Markets

The LungAlert test may be suitable for use in both the laboratory and potentially the physician’s office with the appropriate regulatory clearance for each use. The initial target population are smokers and former smokers as smoking causes more than 85% of lung cancer cases (American Lung Association).

Breast Cancer Test

Pathology

Breast cancer is the most frequently diagnosed cancer among women. It is the second leading cause of cancer death in women, after lung cancer (American Cancer Society, Cancer Facts and Figures, 2006).

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

Breast cancer is categorized into the following stages:

Stage 0: Non-invasive carcinoma

Stage I: The tumor is no more than about an inch across and cancer cells have not spread beyond the breast.

Stage II:

a)	Tumor in the breast is less than 1 inch across and the cancer has spread to the lymph nodes under the arm; or

b)	Tumor is between 1 and 2 inches (with or without spread to the lymph nodes under the arm); or

c)	Tumor is larger than 2 inches but has not spread to the lymph nodes under the arm.

Stage III:

a)	Tumor in the breast is large (more than 2 inches across) and the cancer has spread to the underarm lymph nodes; or

b)	Cancer is extensive in the underarm lymph nodes; or

c)	Cancer has spread to lymph nodes near the breastbone or to other tissues near the breast.

Stage IV: Metastatic cancer

Common symptoms of breast cancer include a swelling of part of the breast, skin irritation or dimpling, nipple pain or redness, nipple discharge or a lump in the underarm area. However, early stage breast cancer frequently has no symptoms.

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

Market

In 2006, it was estimated that about 212,920 women in the U.S. were expected to be diagnosed that year with invasive breast cancer, and about 40,970 women will die from the disease (American Cancer Society, Cancer Facts and Figures, 2006). There are over 2 million women living in the U.S. who have been treated for breast cancer. Breast cancer is the second leading cause of death in women, after lung cancer. When breast cancer is found at a localized stage, the five-year survival rate is 98%.

The incidence of breast cancer is very low for women in their 20s, gradually increases and plateaus at the age of 45 and increases dramatically after 50. Fifty percent of breast cancer is diagnosed in women over 65.

The Opportunity

PreMD’s breast cancer test is based on a modified version of the ColorectAlert and LungAlert technology but uses a sample of nipple-aspirate fluid, which is derived from the mammary ducts and expressed through the nipple.

Development History and Clinical Findings

PreMD has developed a prototype of the breast cancer test suitable for clinical evaluation:

DESCRIPTION	INVESTIGATOR	PRIMARY STUDY SITE	OBJECTIVES	OUTCOME	PUBLICATIONS/ PRESENTATIONS

Pilot Study	Dr. Anees Chagpar	University of Texas M.D. Anderson Center	Determine ability of the breast cancer test to distinguish between cancerous and non-cancerous breast samples.	Data showed that the test demonstrated a statistically significant difference between early-stage breast cancer and non-cancerous samples, which demonstrates the test’s effectiveness in identifying early-stage disease.	Presented at American Association for Cancer Research, July 2003; published in Cancer, July 2004

Pivotal Study	Dr. Anees Chagpar	University of Louisville	Confirm and extend findings of pilot study.	NAF from breasts harboring a DCIS or invasive cancer has higher GOS reactivity values than NAF from breasts without cancer.	Presented at the San Antonio Breast Cancer Symposium, December 2007

Production and Services

PreMD’s cancer-related technologies are all manufactured (for clinical trial purposes) by PreMD itself in its laboratory located at McMaster University Medical Center.

Competition

Other companies are developing and/or marketing proteomic- and genomic-based screening tests for cancer using nipple aspirate fluid, including Power3 Medical and Cytyc Corporation. Other screening technologies in the breast cancer risk assessment field include serum screening, serum progression, tissue progression and a variety of imaging technologies to be used as adjuncts to mammography. Given the relatively high cost of such tests, PreMD believes that such technologies would likely be complementary rather than competitive to PreMD’s test.

Key Markets

The breast cancer test, following the appropriate regulatory clearance, could be used in physicians’ offices as part of risk assessment for breast cancer.

Other Product Development Programs

To date, PreMD has identified a number of other technologies for evaluation. PreMD is currently assessing likely proprietary position and market potential for some of these technologies as well as evaluating the technological and regulatory obstacles that must be overcome with each program.

Patent and Proprietary Protection

PreMD seeks to acquire processes and/or products or acquire licenses for processes and/or products, which may have existing intellectual property protection. If patents have not yet been issued on a technology, PreMD will review the patent applications, if any, and examine the patentability of the technology in question. In some cases, PreMD may actually file patent applications for technologies that it owns or in respect of which it has acquired a license and subsequently developed. Such applications may cover composition of matter, the production of active ingredients and their novel applications. PreMD has acquired, by license or assignment, rights in patents and applications filed in Canada, the U.S. and internationally.

PreMD retains independent patent counsel where appropriate. Management of PreMD believes that the use of outside patent specialists ensures prompt filing of patent applications and patent maintenance as well as the ability to access specialists in various areas of patents and patent law to ensure complete patent filing.

Patent positions can be uncertain and involve many complex legal, scientific and factual questions. While PreMD intends to protect its valuable proprietary information and believes that certain of its information is novel and patentable, there can be no assurance that: (i) any patent application owned by or licensed to PreMD will be approved in all countries; (ii) proceedings will not be commenced seeking to challenge PreMD patent rights or that such challenges will not be successful; (iii) proceedings taken against a third party for infringement of patent rights will be successful; (iv) processes or products of PreMD will not infringe upon the patents of third parties; or (v) the scope of patents issued to or licensed by PreMD will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any litigation may affect PreMD’s efforts to develop, manufacture or market products. The cost of litigation to uphold the validity and prevent infringement of the patents owned by or licensed to PreMD may be significant.

Issues may arise with respect to claims of others to rights in the patents or patent applications owned by or licensed to PreMD As the industry expands, and more patents are issued, the risk increases that PreMD’s processes and products may give rise to claims that they infringe the patents of others. Actions could be brought against PreMD or its commercial partners claiming damages or an accounting of profits and seeking to enjoin them from clinically testing, manufacturing and marketing the affected product or process. If any such action were successful, in addition to any potential liability for damages, PreMD or its commercial partners could be required to obtain a license in order to continue to manufacture or market the affected product or use the affected process. There can be no assurance that PreMD or its commercial partners could prevail in any such action or that any license required under any such patent would be made available or, if available, would be available on acceptable terms. If no license is available, PreMD’s ability to commercialize its products may be negatively affected. There may be significant litigation in the industry regarding patents and other intellectual property rights and such litigation could consume substantial resources. If required, PreMD may seek to negotiate licenses under competitive or blocking patents that it believes are required for it to commercialize its products.

Although the scope of patent protection ultimately afforded by the patents and patent applications owned by or licensed to PreMD is difficult to quantify, management of PreMD believes that such patents will afford adequate protection for it to ensure exclusivity in the conduct of its business operations as described herein. PreMD also intends to rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. To protect these rights, PreMD requires all employees and consultants to enter into confidentiality agreements with PreMD. There can be no assurance, however, that these agreements will provide meaningful protection for PreMD’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, in the absence of patent protection, PreMD’s business may be adversely affected by competitors who independently develop substantially equivalent technology.

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees. The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents. PreMD filed a petition for reinstatement of the patents. In response to this petition, in February 2005 the U.S. PTO denied PreMD’s request for reinstatement but identified specific items that PreMD should address, specifically regarding the credentials and procedures of PreMD’s patent agents and their performance of clerical functions related to the payment of the maintenance fees. In June 2005, PreMD filed a request for consideration. On December 23, 2005, the U.S. PTO notified PreMD of its decision not to reinstate the two patents. In February 2006, PreMD filed a request for reconsideration with the U.S. PTO. PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid. The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees. The claim for damages was outstanding as at the date of this report.

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

PreMD’s success depends, in part, on its ability to obtain patents, maintain its trade secrets and operate without infringing the proprietary rights of third parties.

A summary of the Corporation’s portfolio of patents and patents pending is included below:

Patents and Patent Applications

Coronary Artery Disease (CAD) Risk Assessment Technology

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date

Granted	Method for producing affinity-enzymatic compounds for visual indication of cholesterol on skin surface	Canada	1,335,968	June 20, 1995	June 20, 2012

Granted	Method of producing affinity-enzymatic compounds for the visual detection of cholesterol on the surface of the skin of a patient, based on a detecting agent with an affinity for cholesterol and a visualization agent	Europe Austria Great Britain France Germany Italy Sweden Switzerland	0 338 189	April 24, 1996	January 18, 2009

Granted	Multilayer Analytical Element	Australia South Korea United States Canada China Europe Belgium Germany Spain France Great Britain Greece Italy Ireland Netherlands Portugal Sweden Mexico Japan Brazil Korea	0702,663 235,211 6,605,440 2,207,555 ZL95197367.3 0797774 227267 375507 BR PI95100385 235211	June 3, 1999

September 21, 1999

August 12, 2003

February 24, 2004

June 23, 2004

November 10, 2004

November 10, 2004

November 10, 2004

November 10, 2004

November 10, 2004

November 10, 2004

November 10, 2004

November 10, 2004

November 10, 2004

November 10, 2004

November 10, 2004

November 10, 2004

April 15, 2005

January 6, 2006

October 4 2005

September 21, 1999

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

December 14, 2015

January 6, 2015

December 14, 2015

September 30, 2015

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date

Granted	Method of Determining Skin Tissue Cholesterol	United States Japan Canada PCT	6,365,363 3694324 2281769 RU98/00010	April 2, 2002 July 1, 2005 March 21, 2006	January 26, 2018 January 26, 2018 January 26, 2018

Pending	Method of Determining Skin Tissue Cholesterol	Brazil Europe Hong Kong	PI9807594-2 98901608.4 105898.2	June 8, 2005 Allowed Jan 2008	N/A

Granted	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	Australia Russia China Hong Kong	781034 2271539 CN 1318849C HK 1053702	August 18, 2005 March 10, 2006 May 30, 2007 October 5, 2007	August 4, 2020 August 4, 2020 August 4, 2020 August 4, 2020

Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays As it pertains to Skin Cholesterol Measurement	PCT Brazil Europe India Japan USA USA Continuation in part	PCT/ CA00/00918 PI0013096.6 00954181.4 PCT/2002/00307 2001-51596.4 09/830,708 10/887,737	N/A	N/A

Granted	Direct Assay of Cholesterol in Skin Samples Removed by Tape Stripping	United States	7,238,494	July 3, 2007	November 26, 2024

Pending	Direct Assay of Cholesterol in Skin Samples Removed by Tape Stripping	Canada PCT Australia Brazil China Europe India Japan Hong Kong Mexico Russia US Continuation in part	2,465,427 PCT/ CA2005/00642 Pub No. WO2005/106018 2005238099 P10510352— 5 200580013893.2 5738502.3 3171/KOLNP/ 2006 2007-509839 7101674.4 PA/a/ 2006/012326 2006137332 11/116,412	N/A	N/A

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date

Pending	Direct Assay of Skin Protein in Skin	United States	11/915,060	N/A	N/A

	Samples Removed by Tape Stripping	PCT	PCT/CA2006/00831 Pub No. WO/2006/122430

		Canada Europe China Brazil Australia India	2,608,884 6741543 2006800175832 P10611281-1 20066246957

		Korea Mexico Russia	10-2007-7029540 MX/a/2007/014304 2007146306

Pending	Method and Apparatus for Non-Invasive Measurement of Skin tissue Cholesterol	United States PCT Europe Israel China Korea South Africa Russia Brazil Australia India Canada Mexico Singapore Japan	60/656,381 PCT/CA2006/00293 6705247.2 185553 10-2007-7021998 2007/8202 2007132220 2006217583 3460/KOLNP/2007 MX/a/2007/010449 200706238-3 2007-557297	N/A	N/A

Pending	Apparatus for Non-Invasive Skin Sampling and Testing	United States PCT	60/885,152 CA2008/000056	N/A	N/A

ColorectAlert™

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date

Granted	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions	USA	5,162,202	November 10, 1992	December 12, 2009

Granted	Screening Test and Kit for Cancerous and Precancerous Conditions	USA	5,348,860	September 20, 1994	October 15, 2011

Granted	Rectal Mucus Test and Kit for Detecting Cancerous and Precancerous Conditions	Japan	2,990,528	October 15, 1999	April 27, 2010

Granted	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays	Australia Russia China	781034 2271539 1318849C	August 18, 2005 March 10, 2006 May 30, 2007	August 4, 2020 August 4, 2020 August 4, 2020

	As it Pertains to Cancer Detection	Hong Kong	1053702	October 5, 2007	August 4, 2020

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date

Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays	PCT Brazil Europe India Japan	PCT/CA00/00918 PI0013096.6 00954181.4 PCT/2002/00307 2001 515964	N/A	N/A

	As it Pertains to Cancer Detection	USA US CIP	09/830,708 10/877,757

Pending	Liquid-Phase Galactose Oxidase-Schiff’s Assay	United States PCT	11/523,057 PCT/CA2006/001526	N/A	N/A

Pending	Spectrophotometric Measurement in Color-Based Biochemical and Immunological Assays	USA continuation in part	09/830,708 10/877,757	N/A	N/A

As it Pertains to Cancer Detection

Pending	Liquid-Phase Galactose Oxidase-Schiff’s Assay	USA PCT	11,523/057 PCT/CA2006/001526	N/A	N/A

ColoPath™

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date

Granted	Screening Test for the Early Detection of Colorectal Cancer	USA	6,187,591	February 13,2001	March 16, 2019

Granted	Screening Test for the Early Detection of Colorectal Cancer	Australia	766,057	January 29, 2004	November 3, 2019

Granted	Screening Test for the Early Detection of Colorectal Cancer	Israel	139,545	April 25, 2005	November 3, 2019

Pending	Screening Test for the Early Detection of Colorectal Cancer	Canada	2,352,184	N/A	N/A

Pending	Screening Test for the Early Detection of Colorectal Cancer	Brazil	PI19915005	N/A	N/A

Pending	Screening Test for the Early Detection of Colorectal Cancer	Mexico	012243	N/A	N/A

Pending	Screening Test for the Early Detection of Colorectal Cancer	India	INPCT/2001/00591	N/A	N/A

Granted	Screening Test for the Early Detection of Colorectal Neoplasia	USA	5,416,025	May 16, 1995	November 29, 2013

Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Europe	0731914	November 23, 1994	November 23, 2014

Granted	Screening Test for the Early Detection of Colorectal Neoplasia	France	0731914	April 18, 2001	November 23, 2014

Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Spain	ES 2155513	April 18, 2001	November 23, 2014

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date

Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Germany	69427131.4	April 18, 2001	November 23, 2014

Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Great Britain	0731914	April 18, 2001	November 23, 2014

Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Italy	0731914	April 18, 2001	November 23, 2014

Granted	Screening Test for the Early Detection of Colorectal Neoplasia	Australia	687,939	March 5, 1998	November 23, 2014

Granted	Screening Test for the Early Detection of Colorectal Neoplasia	South Africa	94/9290	October 25, 1995	November 23, 2014

Pending	Screening Test for the Early Detection of Colorectal Neoplasia	Canada	2,176,508	N/A	N/A

LungAlert™ and Breast Cancer Test

Patent Status	Title	Jurisdiction	Patent Number	Grant Date	Expiry Date

Granted	Screening Test and Kit for Cancerous and Precancerous Conditions	USA	5,348,860	September 20,1994	October 15, 2011

Granted	Spectrophotometric Measurement in Colour-Based	Australia	781034	August 18, 2005	August 4, 2020

	Biochemical and Immunological Assays	Russia	2271539	March 10, 2006	August 4, 2020

	As it pertains to Skin Cholesterol Measurement

Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays	PCT Brazil China Europe Hong Kong India	PCT/CA00/00918 PI0013096.6 00813497.9 00954181.4 0310671.6 PCT/2002/00307	N/A	N/A
	As it Pertains to Cancer Detection	Japan	2001 515964

Pending	Spectrophotometric Measurement in Colour-Based Biochemical and Immunological Assays	USA Continuation in part	09/830,708 10/877,737	N/A	N/A

	As it Pertains to Cancer Detection

Pending	Liquid-Phase Galactose Oxidase-Schiff’s Assay	United States PCT	11/523,057 PCT/ CA2006/ 001526	N/A	N/A

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

Competitors of PreMD may: (i) use different technologies or approaches to develop products similar to products which PreMD is seeking to develop; (ii) develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any developed by PreMD; and (iii) succeed in obtaining regulatory approval of such products before PreMD obtains approval of its products. There can be no assurance that PreMD’s products will compete successfully or that research and development will not render PreMD’s products obsolete or uneconomical. See “Risk Factors – Industry Related Risks”.

In the long term, PreMD believes that its ability to compete effectively will be based on its ability to create and maintain scientifically advanced technology, develop superior products, attract and retain scientific personnel with a broad range of technical expertise and capability, obtain proprietary protection for its products and processes, secure the required government approvals on a timely basis, identify and successfully pursue research and development projects for which significant market opportunities exist or are likely to develop, and manufacture and successfully market its products. The competition for personnel is intense and PreMD cannot guarantee that personnel who are currently working on behalf of PreMD will remain or that sufficiently qualified employees can be found to replace them. The loss of key employees and/or key contractors may affect the speed and success of product development. See “Risk Factors - Dependence on Key Employees”.

Once the products for which PreMD has received patents are on the market, those products will compete directly with other products that have been developed for the same predictive testing purpose or therapeutic indication. When the patents covering these products expire, the products previously covered by the patents could face competition from generic products, which are usually priced much lower than the original products.

Raw Materials

Although PreMD manufactures a few components in its own laboratory, most of the raw materials used in the production of PreMD’s products are generic laboratory materials that are readily available to PreMD from commercial sources. The prices of these various materials have remained stable over the past five years. Any volatility in the prices of these raw materials would not have a material impact on world markets or on PreMD due to the widely available nature of these raw materials and the relatively small quantities that are used by PreMD at any one time.

Regulatory Requirements

PreMD develops novel diagnostic devices. These devices are regulated differently in each country in which PreMD wishes to have its products sold. The regulations governing the sale and distribution of devices and the time taken for this approval process can vary more widely than for the approval of pharmaceuticals. However, it is generally recognized that the requirements for diagnostic products such as those that PreMD is in the process of developing are less arduous than those for pharmaceuticals.

Canada

The Canadian health care industry is regulated by the HPB. This federal agency has a role similar to that of the FDA and has responsibility for regulating drugs for both human and animal use, cosmetics, medical devices, radiation emitting devices, foods and food additives, chemicals and other products affecting human health. A manufacturer is required to follow current Good Manufacturing Practice (“GMP”) regulations in the manufacture of such products. Regulations imposed by federal, provincial, state and local authorities in Canada and the U.S. as well as their counterparts in other countries, are a significant factor in the conduct of the development, manufacturing and eventual marketing activities for the proposed products.

United States

As the most significant market for PreMD’s products is in the United States, and it is generally accepted that the FDA has the most stringent device approval requirements, a general review of the FDA regulations follows.

If a device is considered to be substantially equivalent to existing devices already marketed, it may receive a 510(k) clearance. Under this clearance, the FDA will send the manufacturer a market clearance letter called a substantially-equivalent letter. Although this process can be as short as 90 days, it is typical for a 510(k) approval to take 90 to 120 days. If a device does not qualify for a 510(k), a pre-market approval (“PMA”) process may be required. The length of the PMA process depends largely on the nature of the device and the diagnosis undertaken through the use of the device and the resulting impact on clinical trial endpoints and design.

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

The products that PreMD is currently developing may ultimately be subject to the demanding and time-consuming PMA approval procedure. The regulations defined by these procedures cover not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labelling, advertising and marketing procedures. The process of conducting the clinical trials and gathering, compiling and submitting the data required to support a PMA or facility approval is expensive and time-consuming, and there can be no assurance that the FDA will approve a PMA or a manufacturing facility submitted to it in a timely manner, or at all. See “Risk Factors “.

In order to obtain approval, an applicant must submit, as relevant for the particular product, proof of safety, purity, potency and efficacy. In most cases, such proof entails extensive pre-clinical, clinical and laboratory tests. The testing, preparation of necessary applications and processing of those applications is expensive and time-consuming and may take several years to complete. There is no assurance that the regulator will act favorably or quickly in making such reviews and approving products for sale. PreMD may encounter difficulties or unanticipated costs in its efforts to secure necessary governmental approval or licenses, which could delay or preclude PreMD from marketing its products. Conditions could also be placed on any such approvals that could restrict the commercial applications of such products. With respect to patented products or technologies, delays imposed by the government approval process materially reduce the period during which PreMD will have the exclusive right to exploit them. This occurs because patent protection lasts only for a limited time, beginning on the date the patent is first granted (in the case of U.S. patent applications) or when the patent is first filed (in the case of patent applications filed in the European Community and Canada).

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

Before placing a medical device or IVD on the European Union (E.U.) market, the manufacturer must subject the product to the conformity assessment procedure that is provided in the applicable Directive, with the intention of affixing a CE-mark to the product. Certain products, such as PreMD’s consumer version of the skin cholesterol test, currently in development, will require a third-party conformity assessment to be carried out by a Notified Body, which is a public or private company designated by Member States of the European Union to assess a product’s conformity with the essential requirements of the medical device and IVD directives. Other products, such as PREVU* POC, fall under the “Other” Category of IVDs. Products in this category can be self-CE-marked by the manufacturer without the involvement of a Notified body. As well, all manufacturers outside of the E.U. are required to designate an Authorized Representative in the E.U. who can respond to queries from Member States and customers with regard to a CE-marked product on behalf of the manufacturer.

Once a product is CE-marked, it may be placed on the E.U. market and freely circulated throughout Member States.

PreMD received HPB clearance for PREVU* POC in 2001, 510(k) clearance from the FDA for PREVU* POC as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multi-vessel CAD (>50% stenosis in >1 vessel as defined by coronary angiography) where further diagnostic evaluation is being considered. PREVU* POC was CE-marked on September 5, 2002 for European marketing. In 2007, PreMD submitted a 510(k) to the FDA for PREVU* POC for an expanded claim based on data from the PASA clinical trial. Subsequent to the year end, on January 15, 2008, the Corporation received an NSE letter from the FDA regarding the 510(k) submission for an expanded regulatory claim on its point-of-care (“POC”) skin cholesterol test. On April 10, 2008, the FDA denied the Company’s appeal. The Corporation is continuing to explore several avenues to obtain FDA clearance for this product, a process that could include a formal request for scientific dispute resolution.

PreMD expects to submit regulatory applications for lab-processed and consumer formats of the skin cholesterol technology upon completion of certain clinical trials.

The cancer technologies of PreMD are in various stages of clinical trials in the U.S. and Canada, and thus the timing for receipt of HPB and FDA clearance is uncertain. Generally, research and clinical data used to receive regulatory approval in one jurisdiction may be used for regulatory submissions in other jurisdictions.

While PreMD has had some success in receiving HPB and FDA clearance for PREVU* POC, the product testing and approval/clearance process for PreMD’s other technologies could take a number of years and involve the expenditure of significant resources. There can be no assurance that clearance will be granted on a timely basis, or at all.

Foreign Operations

PreMD’s wholly-owned subsidiary, PreMD International Inc., located in Switzerland, owns the non-North American rights to PREVU* Skin Cholesterol Test and will manage sales of product to McNeil in these territories.

Economic Dependence

In 2007, revenue from product sales was from multiple customers but license revenue was from one customer, AstraZeneca, pursuant to a license agreement dated July 13, 2007. Revenue earned by the Corporation in fiscal years 2005 to 2006 was from one customer, McNeil. This revenue was pursuant to a license agreement that was terminated on December 28, 2006. All amounts due to the Corporation from this customer had been collected prior to December 31, 2006.

Employees

PreMD currently employs 10 full-time people, five of whom are located at its head office in Toronto, Ontario and five at its research laboratory in Hamilton, Ontario. In addition, PreMD has contractual arrangements with a number of research scientists and organizations that provide staff and related services. These contracts provide flexible and directed research staff to PreMD on an as-needed basis.

C.	Organizational Structure

The Corporation’s operations are based in Canada. As at December 31, 2007, the Corporation had two wholly-owned subsidiaries: PreMD International Inc., a corporation incorporated under the laws of Switzerland; and 621178 Canada Inc., incorporated under the laws of Canada, to hold key man insurance coverage. PreMD International Inc. owns the non-North American rights to PREVU* Skin Cholesterol Test and to Colopath TM and will manage sales of product in these territories.

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

All assets are held in the name of the Corporation. The following table details the Corporation’s fixed assets as of December 31, 2007:

	Cost ($)	Accumulated Depreciation ($)	Net Book Value ($)
Moulds and manufacturing equipment	20,585	10,056	10,529
Computer equipment	164,428	138,507	25,921
Furniture and equipment	69,085	52,167	16,918
Laboratory equipment	66,760	34,475	32,285
Leasehold improvements	40,467	32,253	8,214

TOTAL	361,325	267,458	93,867

ITEM 4A.	Unresolved Staff Comments

Not Applicable.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2007, 2006 and 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. Some of the statements contained in this Management’s Discussion and Analysis of Financial Condition and Operating Results constitute forward-looking statements. These statements relate to future events or to PreMD’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause PreMD’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Additional information relating to the Corporation, including our annual information form and other statutory reports, are available on SEDAR at www.sedar.com.

Unless otherwise noted, all dollar amounts referenced herein are in Canadian dollars.

A.	Operating Results

Year Ended December 31, 2007 Compared With Year Ended December 31, 2006

Net Loss

The consolidated loss for the year ended December 31, 2007 was $6,316,000 or $(0.26) per share compared with a loss of $5,949,000 or $(0.27) per share for the year ended December 31, 2006, an increase of $367,000.

Revenue

Product sales of PREVU* Skin Cholesterol tests amounted to $41,000 in 2007 compared with $7,000 in 2006.

License revenue was $53,000 in 2007 compared to $3,329,000 in 2006, a decrease of $3,276,000. License revenue consists primarily of the upfront cash payments received in accordance with the respective licensing agreements, which have been deferred and recognized into income on a straight-line basis over the terms of the agreements. For 2007, the license revenue represents the amortization of the $533,000 (US$500,000) received upon signing of the license agreement with AstraZeneca on July 13, 2007. For 2006, the license revenue included milestone revenues and minimum sales revenue of $500,000 and $220,000, respectively, earned and received from our former licensee, McNeil Consumer Healthcare (“McNeil”). In addition, the up-front cash payments received from McNeil from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, had previously been deferred and were being recognized into income on a straight-line basis over the relative terms of the agreements (10 and 15 years, respectively). Upon termination of the agreements on December 28, 2006, the balance of the deferred revenues, representing the unamortized portion of the up-front payments received from the licensee, was recognized as license revenue. Thus, the amount of the up-front payments recognized in 2006 amounted to $2,609,000.

Cost of Product Sales

While product sales were $41,000 for 2007, cost of product sales amounted to $140,000, for a gross margin deficiency of $99,000. The deficiency resulted from a write-off and disposal of obsolete inventory and for label and software changes to inventory.

Research and Development

Research and development expenses for the year decreased by $1,996,000 to $2,778,000 from $4,774,000 in 2006.

The variance for the year reflects:

•	A decrease of $2,224,000 in spending on clinical trials for skin cholesterol and cancer to $347,000 from $2,571,000 in 2006, following the submission of the US FDA application;

•	An decrease of $103,000 in product liability insurance due which is related to the reduced number of clinical trials undertaken in 2007;

•	An increase of $175,000 in performance-based compensation expense resulting from achievement of milestones;

•

An increase of $88,000 in product development and subcontract research as related to the validation of subcontract manufacturers for the skin cholesterol kits and the second-generation color reader, as well as for general product improvements;

•	An increase of $37,000 in stock-based compensation, a non-cash expense, due to the vesting of options granted in prior years; and

•	Minor changes in other development costs during the period.

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees. The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents. PreMD filed a petition with the U.S. PTO for reinstatement of the patents. After several appeals, the U.S. PTO denied PreMD’s request for reinstatement. The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees. PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid. The claim for damages was outstanding at December 31, 2007.

General and Administration Expenses

General and administration expenses amounted to $3,213,000 compared with $3,025,000 in 2006, an increase of $188,000.

The increase for the year reflects:

•	An expense of nil in 2007 compared to $175,000 in 2006 for payments to amend the ColorectAlert License Agreement (see note 8[b][i] to the consolidated financial statements);

•	An increase of $25,000 in distribution expenses (nil in 2006) related to the third-party warehouse expenses for storage of inventory;

•	An increase of $178,000 in performance-based compensation expense resulting from achievement of milestones;

•	A loss of $125,000 related to disposal of obsolete fixed assets related to skin cholesterol clinical trials;

•	An increase of $57,000 in professional fees for legal, audit and consulting fees related to business development (including negotiation of the AstraZeneca agreement);

•

An increase of $17,000 in stock-based compensation for options and stock grants for administrative personnel and consultants resulting in a non-cash expense of $401,000 compared with $384,000 in 2006; and

•	Minor changes in other general and administration costs during the period.

Interest on Convertible Debentures

Interest on convertible debentures (issued on August 30, 2005) amounted to $663,000 in 2007 compared to $678,000 in 2006. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. In 2007, $543,000 of the interest expense was paid in stock, rather than cash, compared with $281,000 in 2006. Imputed interest of $1,002,000 (compared with $820,000 in 2006) represents the expense related to the accretion of the liability component at an effective interest rate of 15%. Due to a change in accounting policies on January 1, 2007, amortization of deferred financing fees is included in imputed interest in 2007, whereas it was reported as amortization expense in 2006.

Mark-to-Market Adjustment on Derivative

Due to a change in accounting policy on January 1, 2007, the Company recognized an expense of $18,000 as a result of valuing the derivative asset related to the convertible debenture on a mark-to-market basis.

Amortization

Amortization expenses for equipment and acquired technology for 2007 amounted to $166,000 compared with $180,000 in 2006. The reduction in 2007 reflects the reduced amortization on the disposal of equipment related to skin cholesterol clinical trials. Amortization of deferred financing fees amounted to $139,000 in 2006.

Gain (Loss) on Foreign Exchange

The gain on foreign exchange was $1,313,000 for 2007 compared to a loss of $98,000 in 2006. The major reason for the increase was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars. This resulted in an unrealized gain of $1,355,000 on the convertible debenture.

Investment Tax Credits

Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $140,000 for 2007 compared with $200,000 in 2006. The lower accrual is based on the reduced spending on clinical trials in 2007.

Interest Income

Interest income amounted to $117,000 for 2007, compared with $265,000 for 2006. The decrease resulted from the lower cash reserves available for investment in 2007.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for 2007 was $5,519,000 compared with $5,887,000 in 2006. The Company has adopted Financial Accounting Standards Board [“FASB”] FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109”. There was no material impact on the consolidated financial statements as a result of the Company adopting this pronouncement.

Other

The increase in prepaid expenses and other receivables of $188,000 includes additional deposits of $343,000 made to a contract manufacturer against future production of a new color reader for the skin cholesterol test. This is offset by reductions in interest receivable, prepaid insurance and prepaid clinical trial costs of $50,000, $43,000 and $62,000, respectively.

Accounts payable at December 31, 2007 amounted to $305,000, compared with $964,000 at December 31, 2006. The 2007 and 2006 amounts include nil and $316,000, respectively, for clinical trial expenses and $167,000 and $344,000, respectively, for legal fees. Accrued liabilities for 2007 decreased by $167,000 because the 2006 amount included $175,000 related to the settlement of litigation on a cancer license agreement which was concluded on January 5, 2007.

Deferred revenue and current portion of deferred revenue of $373,000 and $107,000, respectively, represent the upfront cash payment received upon signing of the license agreement with AstraZeneca on July 13, 2007. The payment is deferred and recognized into income on a straight-line basis over the term of the agreement. For 2006, upon termination of the McNeil agreements on December 28, 2006, the balance of the deferred revenues, representing the unamortized portion of the upfront payments, was recognized as license revenue.

Year Ended December 31, 2006 Compared With Year Ended December 31, 2005

Net Loss

The consolidated loss for the year ended December 31, 2006 was $5,948,000 or $(0.27) per share compared with a loss of $4,990,000 or $(0.23) per share for the year ended December 31, 2005, an increase of $958,000. Sales and license revenue increased by $1,756,000 but was offset by an increase in interest and imputed interest on convertible debentures of $1,013,000, an increase in research and development expenses of $1,653,000 and a litigation settlement of $175,000.

Revenue

Product sales of PREVU* Skin Cholesterol tests to our licensee amounted to $7,000 in 2006 compared with $426,000 in 2005. Throughout 2006, numerous pilot programs were conducted by the Company’s licensee, particularly in the retail pharmacy setting, utilizing inventory that had been purchased from the Company in 2005.

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

Research and Development

Research and development expenses for the year increased by $1,654,000 to $4,774,000 from $3,120,000 in 2005.

The variance for the year reflects:

•

An increase of $1,673,000 in spending on clinical trials for skin cholesterol and cancer to $2,571,000 from $898,000 in 2005. This increase is related to acceleration and completion of several large trials for skin cholesterol to lead to additional regulatory submissions and advancement of the lung cancer trial (the “I-ELCAP” study). PreMD currently has five clinical trials ongoing, compared with 15 in 2005;

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

•	A payment of $175,000 upon completion of an amendment to the ColorectAlert License Agreement on January 5, 2007 (see note 8[b][i] to the consolidated financial statements);

•	An increase in market research expenses of $46,000 and in travel of $58,000 relating to business development opportunities;

•	A reduction of $44,000 in expenses (from $44,000 to nil) relating to a prior year’s unsolicited offer to acquire the shares of another company;

•	A reduction in compensation of $105,000 reflecting lower incentive payments for 2006 for performance milestones and a personnel vacancy;

•	A reduction in investor relations expenses and annual report costs of $99,000 and $40,000, respectively; and

•	A reduction of $38,000 in stock-based compensation for options for administrative personnel and consultants resulting in a non-cash expense of $384,000 compared with $422,000 in 2005.

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

Investment Tax Credits

Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $200,000 for 2006 compared with $199,000 in 2005.

Interest Income

Interest income amounted to $265,000 for 2006, compared with $173,000 for 2005. The increase resulted from the investment of the proceeds on the convertible debentures in August 2005.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for 2006 was $5,887,000 compared with $4,904,000 in 2005.

Convertible Debentures

In August 2005, PreMD issued $9,828,000 (US$8,210,000) of unsecured convertible debentures. During 2006, $475,000 (US$430,000) was converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,000 of the liability, $140,000 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital. Additional financing expenses of $51,000 were incurred in 2006, of which $14,000 was allocated to the equity component of the convertible debenture and $7,000 was allocated to warrants based on their relative fair values.

B.	Liquidity and Capital Resources

As at December 31, 2007, PreMD had cash, cash equivalents and short-term investments totaling $1,190,000 ($3,276,000 as at December 31, 2006). We invest our funds in short-term financial instruments and marketable securities. Cash used in operating activities during the year amounted to $5,672,000 compared with $5,078,000 in 2006.

Effective December 28, 2006, the agreements with McNeil Consumer Healthcare to market and distribute the PREVU* skin cholesterol tests were terminated. The Company pursued several opportunities to continue the commercialization of these tests, including direct sales in certain markets, licensing the marketing rights to other multinational healthcare companies and negotiating distribution agreements in specific territories.

On July 13, 2007, the Company signed an agreement with AstraZeneca to market and distribute the Company’s skin cholesterol test in the United States. Under the financial terms of the agreement, the Company received an upfront payment of $533,000 (US$500,000) and is entitled to receive a series of additional payments of up to US$6.0 million upon attainment of various development and revenue targets. In addition, the Company will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of US $30 million per year. The agreement does not provide for a fixed termination date.

On March 27, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,635 common share purchase warrants for gross proceeds of $3,880,000. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share. On July 30, 2007, the Company filed a Form F-3 registration statement with the U.S. SEC to register the shares issued pursuant to the private placement.

To date, we have financed our activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial ITCs. The Company reported a loss of $6,316,000 for the year ended December 31, 2007, has a shareholders’ deficiency of $4,420,000 as at December 31, 2007 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows. The Company also is proceeding with its legal action and claim for damages against the law firm responsible for the abandonment of two of the Company’s U.S. patents, as previously discussed. It is not possible at this time to predict the outcome of these matters. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies. These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

On March 12, 2008, the Company issued, by way of private placement, $1,435,294 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of approximately $1,220,000. Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

C.	Research and Development and Patents and Licenses

In 2007, we spent $2,778,000 on PreMD-sponsored research and development activities, compared with $4,774,000 and $3,120,000 in 2006 and 2005, respectively. Below is a summary of our products and the related stages of development for each product in clinical development. The summary contains forward-looking statements regarding timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates produced in the table.

Product	Description/Indication	Phase of Development	Approx. % Completed	Collaborator	Estimate of Completion of Phase
Coronary Artery Disease (CAD) Risk Assessment Technology:

PREVU* POC Skin Cholesterol Test	Point of care skin cholesterol test that provides information about an individual’s risk of coronary artery disease	Regulatory clearance in Canada, and Europe; limited clearance in U.S.	100%	McNeil (until December 2006)	2006

		Expand regulatory claims in U.S.	90%	AstraZeneca	2008

PREVU* LT Skin Cholesterol Test	Lab-processed skin cholesterol test	Regulatory clearance in Canada, CE-marked in Europe; FDA 510(k) in US for screening life insurance applicants on hold	85%	Insurance companies	2008

		Commercial launch in select markets	Nil	N/A	2008

PREVU*PT Skin Cholesterol Test	Semi-quantitative consumer oriented test	Prototype development	50%	N/A	2009

Cancer Technologies:

ColorectAlert™ & Colopath™	Mucus tests for early detection of colorectal cancer	300 patients in EDRN clinical trial	50%	EDRN	2009

		2,500 patients tested in previous trials	100%	St. Michael’s Hospital	2004

LungAlert™	Sputum test for early detection of lung cancer	3,500 patients tested in clinical trials	80%	I-ELCAP	2008

Breast Cancer Test	Nipple aspirate test for early detection of breast cancer	Pivotal study completed; analyzing data	90%	University of Louisville	2008

The table below sets out the estimated costs incurred for each of the Corporation’s products for the years ended December 31, 2007, 2006, 2005 and 2004. In addition, an historical cumulative total of costs incurred since February 1997, per product, has been provided. Prior to February 1997, the Corporation did not track its costs by project.

Product	Fiscal Year Ended December 31, 2007 $	Fiscal Year Ended December 31, 2006 $	Fiscal Year Ended December 31, 2005 $	Fiscal Year Ended December 31, 2004 $	Historical Cumulative total since February 1, 1997 $
CAD Risk Assessment Technologies	1,498,000	3,103,000	2,025,000	1,476,000	13,168,000
ColorectAlert™ and ColoPath™	235,000	275,000	309,000	304,000	3,500,000
LungAlert™	269,000	659,000	309,000	225,000	2,066,000
Breast Cancer Test	110,000	79,000	66,000	42,000	342,000

The Corporation expects to start generating revenues from sales of PREVU* by the end of 2008. Subject to the outcome of the Corporation’s attempts to obtain U.S. FDA clearance for PREVU* POC, the Corporation anticipates that costs to complete the development of new formats and clinical trials of the coronary artery disease technologies will not exceed $1 million.

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

See “Information on the Corporation—Business Overview.”

E.	Off-Balance Sheet Arrangements

The Corporation has no material off balance sheet arrangements.

F.	Contractual Commitments

As at March 31, 2008, the Corporation had certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

	Total $	Less Than 1 Year $	1 – 2 Years $	2 – 5 Years $
Clinical Trials	90,000	90,000	nil	nil
Other	123,000	123,000	nil	nil
Total	213,000	213,000	nil	nil

As at December 31, 2007, the total contractual obligations and commitments amounted to $270,000. Certain other obligations, totaling up to $225,000, are only payable upon the achievement of specific events.

As at December 31, 2007, the balance outstanding of $7,712,000 (US$7,780,000) for the convertible debentures that were issued on August 30, 2005 is payable in U.S. dollars and is due in August 2009. Subsequent to the year end, on March 12, 2008, the Company issued by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009

ITEM 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management.

SENIOR MANAGEMENT

H.B. Brent Norton, MD, MBA, 47, President and CEO, Director

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

Tim Currie, BA, 44, Vice President, Corporate Development

Mr. Currie joined the Corporation on January 4, 2000 as Director, Business Development. On June 16, 2004, Mr. Currie was promoted to his current position. His career includes more than 16 years of experience in the pharmaceutical and health information fields in various senior sales and marketing positions for large multinational companies.

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

Michael Evelegh, Ph.D., 55, Executive Vice President, Clinical and Regulatory Affairs

Dr. Evelegh joined the Corporation on April 1, 1997 in the position he currently holds as the Corporation’s Executive Vice President, Clinical and Regulatory Affairs.

Dr. Evelegh has more than 20 years of experience researching and developing human diagnostics, including product development, clinical trials, regulatory submissions and manufacturing. Dr. Evelegh leads the Corporation’s scientific team at the Corporation’s laboratory located at McMaster University in Hamilton, Ontario. He is also chiefly responsible for evaluating the scientific potential of new technologies for the Corporation’s pipeline of products.

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

Ron Hosking, 63, Vice President, Finance and Chief Financial Officer

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

Mr. Hosking has been actively involved in industry and professional associations, including tenures as Chairman of the Board of Medical Devices Canada (MEDEC) and President of Financial Executives International (FEI) Toronto. He is currently a member of FEI.

DIRECTORS

Stephen A. Wilgar, BA, MBA, 70, Chairman of the Board

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

H.B. Brent Norton, MD, MBA, 47, Director

See description above under “Directors, Senior Management and Employees—Directors and Senior Management—Senior Management.”

Anthony F. Griffiths, BA, MBA, 78, Director

Mr. Griffiths has served as one of the Corporation’s directors since July 13, 1995. From 1997 to the present, Mr. Griffiths has served as Director and Chairman of Russel Metals Inc. Since 2002 to the present, he has served as Director and Chairman of Novadaq Technologies, Inc., which completed its initial public offering in June 2005. In addition, Mr. Griffiths is a Director of numerous companies, including Fairfax Financial Holdings Limited from 2002, Vitran Corporation Inc from 1987, Northbridge Financial Corporation from 2003, Odyssey Re Holdings Corp. from 2001, Jaguar Mining from 2004 to the present and AbitibiBowater Inc. from 2007 to the present.

From 1987 to 1993, Mr. Griffiths was Chairman of Mitel Corporation, also serving as President and Chief Executive Officer from 1991 to 1993. From 2004 to November 2005, Mr. Griffiths served as Director and Chairman of Leitch Technology Corporation (Director since 1994). From 1994 and 2000, respectively, to 2004, Mr. Griffiths served as Director and Chairman of Slater Steel Inc. and Brazilian Resources Inc. He was also a Director of ShawCor from 1980 to 2004, Teklogix International Inc. from December 1998 to September 2000, Calian Technology Ltd. from 1993 to 2004, Canadian Tire Corporation from 1988 to 1998, QLT Inc. from 1988 to 2002, Consumers Packaging Inc. from 2000 to 2002, Alliance Atlantis Communications Inc. from 1996 to 2007 and Hub International Limited from 1998 to 2007.

Ronald D. Henriksen, MBA, 69, Director

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

David Rosenkrantz, P. Eng., 50, resigned as a Director of the Corporation on January 23, 2008. Mr. Rosenkrantz had been a director since June 11, 1998.

Paul Davis, LL.B, 45, Director

Mr. Davis was appointed as a director of the Corporation on April 22, 2008. Mr. Davis has held senior executive positions in both public and private companies and in investment banking, and has served on several boards of directors. He is a graduate of the Faculty of Law, University of Toronto.

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

Dr. Norman Marcon, M.D., FRCP

Dr. Norman Marcon’s main clinical and research interests are therapeutic endoscopy and endoscopic oncology. He is the director of the therapeutic endoscopy training program and has a major commitment to endoscopic education. He directs an annual four-day, live video endoscopy course, which was initiated at the Wellesley Hospital, and which features a faculty of world experts who are involved in the demonstration of live endoscopic procedures relayed from the hospital to the conference centre. Dr. Marcon directs an active research program including the control of bleeding, the endoscopic treatment of cancer as well as novel optical devices to improve the diagnosis of GI dysplasia and early cancer.

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

The following table is a summary of the compensation paid by the Corporation to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; (iii) Vice President, Finance and Chief Financial Officer; and (iv) Vice President, Corporate Development (collectively, the “Named Executive Officers”) for the years ended December 31, 2007, 2006 and 2005.

Name and Position	Financial Year Ended	Annual Compensation					Long-term Compensation	All other Compensation ($)
		Salary ($)		Bonus ($)		Other Annual Compen- sation(1) ($)	Securities Under Option Granted (#)
Dr. Brent Norton President and Chief Executive Officer	Dec. 31, 2007 Dec. 31, 2006 Dec. 31, 2005	$ $	281,666 325,000 331,250	$ $ $	67,500 32,500 28,500	— — —	200,000 230,000 100,000	$ $ $	11,335 7,713 22,101
Ronald Hosking Vice President, Finance and Chief Financial Officer	Dec. 31, 2007 Dec. 31, 2006 Dec. 31, 2005	$ $ $	184,782 185,400 191,461	$ $	67,500 — 30,000	— — —	120,000 78,000 52,000	$ $	5,600 — 13,691
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	Dec. 31, 2007 Dec. 31, 2006 Dec. 31, 2005	$ $ $	230,976 231,750 244,125	$ $ $	82,500 23,175 22,500	— — —	140,000 150,000 65,000		— — —
Tim Currie Vice President, Corporate Development	Dec. 31, 2007 Dec. 31, 2006 Dec. 31, 2005	$ $ $	186,390 185,400 200,400	$ $ $	82,500 18,540 29,100	— — —	120,000 150,000 52,000	$ $	— 21,320 6,230

Note:

1)	Unless otherwise disclosed, the aggregate amount of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the salary and the bonus of each Named Executive Officer for the years ended December 31, 2007, 2006 and 2005.

2.	Long-term Incentive Plan Awards during the Year Ended December 31, 2007

No Long-term Incentive Plan Awards were made to the Named Executive Officers during the year ended December 31, 2007.

3.	Option Grants during the Year Ended December 31, 2007

During the year ended December 31, 2007, the following incentive stock options were granted to the Named Executive Officers:

Name and Position	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dr. Brent Norton President and Chief Executive Officer	200,000	22.0%	$1.70	$1.70	March 19, 2012
Ronald Hosking Vice President, Finance and Chief Financial Officer	120,000	13.2%	$1.70	$1.70	March 19, 2012
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	140,000	15.4%	$1.70	$1.70	March 19, 2012
Tim Currie Vice President, Corporate Development	120,000	13.2%	$1.70	$1.70	March 19, 2012

Notes:

(1)	These options will vest annually over a period of five years.

4.	Aggregated Option Exercises during the Year Ended December 31, 2006 and Financial Year-end Option Values

The following table sets out (i) the number of Common Shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2007 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2007:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at FY-End ($) Exercisable/ Unexercisable (3)
Dr. Brent Norton, President and Chief Executive Officer	—	—	600,000 (1) 180,000/420,000 (2)	nil/nil
Ronald Hosking, Vice President, Finance and Chief Financial Officer	—	—	335,000 (1) 142,800/192,200 (2)	nil/nil
Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	—	—	405,000 (1) 130,000/275,000 (2)	nil/nil
Tim Currie Vice President, Corporate Development	—	—	407,000 (1) 135,800/271,200 (2)	nil/nil

Notes:

(1)	These options will vest (i) annually over a pre-determined number of years; and/or (ii) upon the occurrence of certain performance-related milestones of the Corporation relating to the Corporation’s core technologies (e.g. FDA clearance, strategic relationships, new technologies).

(2)	These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.

(3)	Based upon a closing price of $1.21 for the Common Shares on the Toronto Stock Exchange on December 31, 2007, being the last trading day of the financial year ended December 31, 2007.

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

The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. As at April 30, 2008, the Corporation has issued an aggregate of 156,429 Common Shares under the Purchase Plan to its employees, officers and directors.

C.	Board Practices

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operations of the Corporation. The following table lists the directors of the Corporation, the positions they hold with the Corporation and the dates the directors were first elected or appointed:

Name	Position	Term
Dr. H.B. Brent Norton	President, Chief Executive Officer and Director	President, CEO: 1992–present Director: March 17, 1993–present
Stephen A. Wilgar	Director and Chairman	March 17, 1993–present
Anthony F. Griffiths Ronald D. Henriksen	Director Director	July 13, 1995–present June 16, 2004–present
David A. Rosenkrantz	Director	June 11, 1998–January 23, 2008
Paul Davis	Director	April 22, 2008– present

The Board of Directors was elected at the annual and special meeting of shareholders on May 24, 2007, and each director will serve until the next annual meeting of shareholders or until their resignation. During the year ended December 31, 2007, a total of $69,750 was paid to the directors of the Corporation in their capacity as directors. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation’s incentive stock option plan. During the financial year ended December 31, 2007, options to purchase an aggregate of 78,000 Common Shares were granted to the non-executive directors. (see “Directors, Senior Management and Employees—Share Ownership—Stock Option Plan”). None of the directors or executive officers of the Corporation have directors’ service contracts with the Corporation or its subsidiary providing for benefits upon termination of employment.

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

During the year ended December 31, 2007, the compensation and corporate governance committee was composed of Anthony F. Griffiths, Ron Henriksen and David A. Rosenkrantz. The compensation and corporate governance committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the compensation and corporate governance committee is to ensure that the compensation provided to the Named Executive Officers and the Corporation’s other senior officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the senior officers is matched with the financial interest of shareholders. They also ensure that the Named Executive Officers and the Corporation’s senior officers are paid fairly and commensurably with their contributions to furthering the Corporation’s strategic direction and objectives. The Corporation also grants stock options to its officers, directors and employees from time to time in accordance with the Corporation’s stock option plan.

During the year ended December 31, 2007, the audit committee of the Corporation, composed entirely of outside directors, was made up of Stephen A. Wilgar, Anthony F. Griffiths and David A. Rosenkrantz, each of whom meets the independence requirements of the listing standards of the American Stock Exchange. Mr. Rosenkrantz was the Chair of the audit committee. The audit committee has primary responsibility for ensuring the integrity of the Corporation’s financial reporting, risk management and internal controls. The audit committee has unrestricted access to the Corporation’s personnel and documents and has direct communication channels with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate. The audit committee receives and reviews the annual and financial statements of the Corporation and makes recommendations thereon to the Board of Directors prior to their approval by the Board of Directors. The audit committee also reviews the scope and planning of the external audit, the form of audit report, and any correspondence from or comments by the external auditors regarding financial reporting and internal controls. Moreover, the audit committee is responsible for correcting weaknesses identified by the external auditors with respect to the internal control systems and for ensuring that the recommended corrections have been implemented.

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

D. Employees

The Corporation currently employs 10 full-time employees, 5 of whom are located at its head office in Toronto, Ontario, Canada, and 5 at its research laboratory in Hamilton, Ontario, Canada. In addition, the Corporation has contractual arrangements with a number of research scientists and organizations that provide staff and related services that provide flexible and directed research staff to the Corporation on an as-needed basis.

E. Share Ownership

The following table shows the number of Common Shares and options to purchase Common Shares beneficially owned by each director and the Named Executive Officers as of April 30, 2008:

Name	Common Shares held directly and indirectly	% of Outstanding Common Shares as of April 30, 2008 *	Options outstanding **	Exercise price $	Expiration date
Dr. H.B. Brent Norton	2,199,448	8.4%	70,000	4.00	Dec. 5, 2008
			100,000	2.95	Feb. 6, 2010
			200,000	1.25	Feb. 16, 2011
			30,000	2.35	Oct. 28, 2011
			200,000	1.70	Mar. 19, 2012
			260,000	0.25	Mar. 12, 2013
Michael Evelegh, Ph.D	338,461	1.3%	50,000	4.00	Dec. 5, 2008
			65,000	2.95	Feb. 6, 2010
			120,000	1.25	Feb. 11, 2011
			30,000	2.35	Oct. 28, 2011
			140,000	1.70	Mar. 19, 2012
			180,000	0.25	Mar. 12, 2013
Ronald G. Hosking	301,778	1.2	50,000	2.85	Jun 27, 2008
			35,000	4.00	Dec. 5, 2008
			52,000	2.95	Feb. 6, 2010
			48,000	1.40	Feb. 28, 2011
			30,000	2.35	Oct. 28, 2011
			120,000	1.70	Mar. 19, 2012
			160,000	0.25	Mar. 12, 2013
Tim Currie	27,560	0.1	35,000	4.00	Feb. 23, 2009
			52,000	2.95	Feb. 6, 2010
			120,000	1.25	Feb. 16, 2011
			30,000	2.35	Oct. 28, 2011
			120,000	1.70	Mar. 19, 2012
			160,000	0.25	Mar. 12, 2013
Stephen A. Wilgar	290,571	1.1	30,000	4.00	Dec. 5, 2008
			30,000	4.09	Aug. 7, 2009
			30,000	3.41	June 25, 2010
			30,000	2.95	June 24, 2011
			30,000	1.10	June 24, 2012
			50,000	0.24	April 30, 2013

Name	Common Shares held directly and indirectly	% of Outstanding Common Shares as of April 30, 2008 *	Options outstanding **	Exercise price $	Expiration date
Anthony F. Griffiths	510,500	2.0	15,000	4.00	Dec. 5, 2008
			15,000	4.09	Aug. 7, 2009
			15,000	3.41	June 25, 2010
			15,000	2.95	June 24, 2011
			15,000	1.10	June 24, 2012
			28,000	0.24	April 30, 2013
Ronald Henriksen	3,000	0.0	15,000	3.50	Apr. 12, 2009
			15,000	3.41	June 25, 2010
			15,000	2.95	June 24, 2011
			15,000	1.10	June 24, 2012

Paul Davis	—	—	—

*	common shares only

**	vesting is as presented in Compensation section

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

At the annual and special meeting of Shareholders held on May 24, 2007, the Shareholders passed a resolution approving certain amendments to the Option Plan to increase the maximum number of Common Shares which may be issued upon the exercise of options granted pursuant to the Option Plan to all participants from 3,500,000 to 4,500,000. As at April 30, 2008, 3,396,000 Common Shares, being approximately 13.0% of the currently issued Common Shares, were issuable pursuant to unexercised options granted to such date under the Option Plan and options to purchase a further 831,787 Common Shares, being approximately 3.2% of the currently issued Common Shares, remained available for grant under the Option Plan as at such date.

In addition, in light of recent guidelines proposed by the Toronto Stock Exchange (“TSX”), the Shareholders also approved the following amendments to the terms of the Option Plan:

(i)	to provide that the expiration date of an option will be the later of the date fixed for expiration under the option grant and the date that is ten business days following the expiration of a “blackout period” imposed by the Corporation (as such term is contemplated in the Corporation’s insider trading policy, as may be amended from time to time), should the option expire during such blackout period or within nine business days following the end of such blackout period; and

(ii)	in accordance with TSX guidelines, to replace the general amending provision currently found in the Option Plan with a more detailed amending provision that sets out the circumstances where TSX and shareholder approval will be required (e.g. any amendment to the number of Common Shares issuable under the Option Plan, certain amendments to options held by Insiders, etc.) and those circumstances where TSX and shareholder approval will not be required (e.g. amendments of a housekeeping nature).

ITEM 7.	Major Shareholders and Related-Party Transactions.

A.	Major shareholders

To the knowledge of the directors and senior officers of the Corporation, as at the date of this Annual Report, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 5% of the voting rights of the total issued and outstanding shares of the Corporation is as follows:

	Number of Voting Securities Owned
Name	Common Shares	Percentage of Class
Dr. H.B. Brent Norton	2,199,448	8.4%
Midsummer Investment Ltd	2,464,133	9.4%

Dr. Norton does not have different voting rights from any other stockholder of the Corporation.

Based on information available from Equity Transfer & Trust Company, the Corporation’s registrar and transfer agent, as of April 30, 2008, there were 46 registered holders of record of the Common Shares in the United States representing 2,560,292 Common Shares, or 9.8% of the total Common Shares issued and outstanding. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where these beneficial holders are residents since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related-Party Transactions

Aside from the employment agreements, option grants and other compensation arrangements with management and the directors, as the case may be, all of which were made in the ordinary course of business and discussed above, there were no related party transactions during the year ended December 31, 2007., nor are any outstanding as at December 31, 2007.

Subsequent to the year end, on March 12, 2008, the Company issued by way of private placement $1,435,000 senior unsecured debentures maturing on September 12, 2009 for gross proceeds of approximately $1,220,000. Pursuant to this transaction, two members of management and one director participated in this financing, as follows:

Name	Amount
Dr. H.B. Brent Norton, President and CEO	$50,000
Anthony Griffiths, Director	$50,000
Ronald Hosking, Vice President Finance and CFO	$25,000

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information (Audited)

Refer to Item 18, which incorporates the following financial statements:

•	Consolidated Balance Sheets

•	Consolidated Statements of Loss, Comprehensive Loss and Deficit

•	Consolidated Statements of Cash Flows

•	Notes to Consolidated Financial Statements

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

B.	Significant Changes

None.

ITEM 9.	The Offer and Listing.

A.	Offer and Listing Details

1. - 3. Not Applicable.

4.	The following table sets forth information regarding the price history of the Common Shares on the Toronto Stock Exchange and the American Stock Exchange for the periods indicated.

(a)	for the five most recent full financial years: the annual high and low market prices:

Fiscal year ended:

	TSX		Amex
	High ($)	Low ($)	High ($US)	Low ($US)
Dec-07	2.10	0.89	2.00	0.94
Dec-06	3.36	1.19	3.00	1.02
Dec-05	4.14	1.32	3.50	1.05
Dec-04	4.70	2.60	3.40	1.88
Dec-03	4.89	2.41	3.65	2.84

(b)	for the most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

Quarter ended:

	TSX		Amex
	High ($)	Low ($)	High ($US)	Low ($US)
Q1/08 Jan – Mar	1.50	0.22	1.32	0.22
Q4/07 Oct-Dec	1.81	0.93	1.89	1.01
Q3/07 July-Sept	2.10	1.03	2.00	1.07
Q2/07 Apr-Jun	1.42	0.89	1.33	0.94
Q1/07 Jan-Mar	2.10	1.06	1.79	0.95
Q4/06 Oct-Dec	2.62	1.34	2.39	1.25
Q3/06 July-Sept	3.36	1.68	3.00	1.50
Q2/06 Apr-Jun	3.02	1.85	1.92	1.61
Q1/06 Jan-Mar	2.47	1.16	2.15	1.02

(c)	for the most recent six months: the high and low market prices for each month:

	TSX		AMEX
	High ($)	Low ($)	High ($US)	Low ($US)
Apr 08	0.28	0.12	0.29	0.12
Mar 08	1.50	0.22	0.50	0.22
Feb-08	0.31	0.25	0.32	0.24
Jan-08	1.30	0.28	1.32	0.28
Dec-07	1.55	0.93	1.59	1.01
Nov.-07	1.76	1.05	1.89	1.12

(d)	Not Applicable.

5. - 7. Not Applicable.

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Investment Canada Act

Under the Investment Canada Act, the acquisition of control by a “non-Canadian” of a Canadian business which carries on most types of business activities (including the business activity carried on by the Corporation) is subject to review in certain circumstances by the Investment Review Branch of Industry Canada (“Industry Canada”), a Canadian federal government department, and will not be allowed unless the investment is found by the Minister responsible for Industry Canada likely to be of “net benefit” to Canada. On the other hand, the acquisition of control by a non-Canadian of a Canadian business which carries on a specific type of business activity, as prescribed, that is related to Canada’s cultural heritage or national identity is subject to review in certain circumstances by the Department of Canadian Heritage.

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

These thresholds have been increased respecting the acquisition of control of a Canadian business (1) by investors which are ultimately controlled by nationals of countries which are members of the World Trade Organization (“WTO”), including Americans; or (2) which is a WTO member-controlled (other than Canadian-controlled) Canadian business (either, a “WTO transaction”). A direct acquisition in a WTO transaction is reviewable only if the transaction involves the direct acquisition of a Canadian business where the value of the assets is $295 million or more for transactions closing in 2008 (this figure is adjusted annually to reflect the increase in the Canadian nominal gross domestic product at market prices). Indirect acquisitions in WTO transactions are not reviewable.

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

Competition Act (Canada)

Under the Competition Act, certain transactions are subject to the notification requirements of the Competition Act whereby notice of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition by the parties to the transaction. A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days for a short-form filing or 42 days for a long-form filing. Where the parties elect to file a short-form notice, the Commissioner may require within the 14-day period a long-form notice, thereby restarting the clock once the parties submit their filing.

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

Finally, all merger transactions, regardless of whether they are subject to notice as aforesaid, are subject to the substantive merger provisions of the Competition Act, namely whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market in Canada.

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

•	hold Common Shares as capital assets for purposes of the Code and capital property for the purposes of the Income Tax Act;

•	deal at arm’s length with, and are not affiliated with, the Corporation for purposes of the Income Tax Act (“Unconnected U.S. Shareholders”); and

•	do not and will not use or hold the Common Shares in carrying on a business in Canada.

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

As a U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by the Corporation to the extent of the Corporation’s current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by the Corporation, see “Material Canadian Federal Income Tax Considerations”). You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. However, the availability of a U.S. foreign tax credit may be limited under applicable U.S. tax rules as described later in the disclosures. To the extent distributions paid by the Corporation on the Common Shares exceed the Corporation’s current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares. The Corporation expects to be a “qualified foreign corporation” for purposes of Section 1(h)(11) of the Code. If so, dividends paid by the Corporation to U.S. Shareholders who are individuals, estates, or trusts, on Common Shares held by such shareholder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” may be eligible to be taxed at the long-term capital gains rate. This preference is subject to certain limitations.

Dividends paid by the Corporation (as long as it does not have significant U.S. activities) generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer. Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

With effect through 2010, for individuals and other taxpayers subject to tax under Section 1 of the Code, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain Unconnected U.S. Shareholders). In order for dividends paid by a foreign corporation whose shares are publicly traded (such as the Corporation) to qualify for the reduced rates, (1) the foreign corporation must not be classified as a passive foreign investment company (as defined below) for United States federal income tax purposes either in the taxable year of the distribution or the preceding taxable year, and (2) the Unconnected U.S. Shareholder must hold the underlying shares for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by the Corporation on the Common Shares generally will not be eligible for the “dividend received” deduction. This deduction is only available to U.S. corporate shareholders.

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

The Corporation believes that it will not be a PFIC for the current fiscal year, that it has not been a PFIC for any prior fiscal year, and it does not expect to become a PFIC in future years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond its control and because the principles and methodology for determining the fair market values of its assets are unclear, there can be no assurance that the Corporation will not be a PFIC for such years or that the Corporation’s determination concerning its PFIC status will not be challenged by the Internal Revenue Service. You should be aware, however, that if the Corporation is or becomes a PFIC, the Corporation may not be able or willing to satisfy record-keeping requirements that would enable you to make a “qualified electing fund” election.

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

Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the American Stock Exchange, you will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the Common Shares unless you alone or together with persons with whom you did not deal at arm’s length owned 25% or more of the Corporation’s issued shares of any class at any time during the 60-month period before the actual or deemed disposition.

Dividends paid, credited or deemed to have been paid or credited on the Common Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of the Corporation’s voting shares, the rate of withholding tax on dividends generally is reduced to 5%. Under current law, United States limited liability companies (“LLCs”) will not be entitled to these reduced rates.

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

Quantitative and Qualitative Information about Market Risk

The Corporation is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services.

Changes in foreign exchange rates could also affect our ability to repay the convertible debentures since they are repayable in U.S. dollars on maturity in August 2009.

ITEM 12.	Description Of Securities Other Than Equity Securities.

Not Applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies.

The Corporation is not currently in a default or delinquent status.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

The Corporation has not made any material modifications to the rights of security holders.

ITEM 15T.	Controls and Procedures.

a)	Evaluation of Disclosure Controls and Procedures

Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective to ensure that material information relating to PreMD Inc. was made known to them by others, particularly during the period in which this Annual Report on Form 20-F was being prepared.

b)	Changes in Internal Controls

There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

c)	Management’s Report on Internal control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention of timely detection of unauthorized acquisition, use of disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projects of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or than the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2007.

A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected. Based on its assessment, management determined that, as of December 31, 2007, there were control deficiencies that constituted a material weakness over financial reporting. As is indicative of many small companies, the existence of full competencies in the complex areas of financial accounting were identified as areas where material weaknesses existed. Management did not identify appropriate transitional adjustments required in the adoption of new accounting polices. Specifically, management initially failed to identify and fair value a derivative embedded in a financial instrument. This error was corrected by management prior to the issuance of the Company’s December 31, 2007 consolidated financial statements.

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only a management’s report in this Annual report on Form 20-F.

ITEM 16A.	Audit Committee Financial Expert

The Corporation has identified a financial expert to serve as the Chair of the Audit Committee. Mr. Ronald Henriksen is an independent director of the Corporation. His relevant experience includes, but is not limited to, the following:

1.	Founder and CEO of an adult stem cell company; Chief Investment Officer of Twilight Venture Partners, which invests in early stage life science companies.

2.	Director of EndGenitor Technologies, Cytori Therapeutics, Semafore Pharmaceuticals, BioStorage Technologies, and ANGEL Learning, Inc.

3.	Formerly Vice President Finance of Eli Lilly International Division

4.	Formerly Chair of Audit Committee, Cytori Therapeutics, a NASDAQ company

ITEM 16B.	Code of Ethics/Code of Business Conduct

The Corporation adopted a Code of Business Conduct and has previously provided the disclosure on Form 20-F filed on June 23, 2004 (File No. 001-31360). The full text of the Code is available at the Corporation’s website, http://www.premdinc.com/investor_relations_govern.htm.The Corporation hereby incorporates that disclosure into this Annual Report by reference.

ITEM 16C.	Principal Accountant Fees and Services

Fees and Services

The table below summarizes the fees (expressed in Canadian dollars) paid by the Corporation and its consolidated subsidiaries during each of 2005 and 2006.

	2006		2007
	Amount	%	Amount	%
Audit Fees	$137,000	91.3	$149,000 -159,000	93.1 - 93.5
Audit-Related Fees	2,000	1.3	Nil	—
Tax Fees(1)	11,000	7.4	11,000	6.5 - 6.9

Total	$150,000	100.0	$160,000 -170,000	100.0

(1)	“Tax fees” are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions and tax consulting associated with international transfer prices.

Audit Committee’s pre-approval policies and procedures

The audit committee of the Corporation’s board of directors chooses and engages independent auditors to audit the Corporation’s financial statements. In 2003, the audit committee also adopted a policy requiring management to obtain the audit committee’s approval before engaging the independent auditors to provide any other audit or permitted non-audit services to the Corporation or its subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of the Corporation’s auditors, requires the audit committee to pre-approve audit and non-audit services that may be performed by the auditors.

On a quarterly basis, the Corporation informs the audit committee of the pre-approved services actually provided by the auditors. Services of a type that are not pre-approved by the audit committee require pre-approval by the audit committee’s chairman on a case-by-case basis. The chairman of the audit committee is not permitted to approve any engagement of the Corporation’s auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases

Not applicable.

PART III

ITEM 17.	Financial Statements.

See item 18.

ITEM 18.	Financial Statements.

The Corporation has previously filed its fiscal 2007 consolidated financial statements and notes to the consolidated financial statements under Form 6-K on March 28, 2008 (File No. 001-31360) and the financial statements included herein are unaltered from those supplied on the Form 6-K, except for the date of the auditors report. See pages F-1 through F-29 included herein.

The following financial statements, together with the report of Ernst & Young LLP thereon, are filed as part of this Annual Report on Form 20-F:

ITEM 19.	Exhibits.

1.1	Articles of Amalgamation of the Corporation. Previously filed as Exhibit 1.1 to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

1.2	By-laws of the Corporation. Previously filed as Exhibit 1.2 to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

1.3	Articles of Amendment of the Corporation to change the name of the Corporation from IMI International Medical Innovations Inc. to PreMD Inc. dated September 26, 2005. Previously filed as Exhibit 1.3 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

1.4	Certificate of Amendment of the Corporation to change the name of the Corporation from IMI International Medical Innovations Inc. to PreMD Inc. dated September 26, 2005. Previously filed as Exhibit 1.4 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

2.1	Certificate of 7% Convertible Debenture due August 30, 2009 and issued August 30, 2005. Previously filed as Exhibit 2.1 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

2.2	Certificate of Common Stock Purchase Warrant dated August 30, 2005. Previously filed as Exhibit 2.2 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

2.3	Securities Purchase Agreement by and between the Registrant and each purchaser identified on the signature pages thereto dated March 20, 2007. Previously furnished as Exhibit 99.2 to the Form 6-K on March 22, 2007 (File No. 001-31360).

2.4	Common Stock Purchase Warrant. Previously furnished as Exhibit 99.3 to the Form 6-K on March 22, 2007 (File No. 001-31360).

2.5	Registration Rights Agreement by and between the Registrant and each of the several purchasers signatory thereto dated March 20, 2007. Previously furnished as Exhibit 99.4 to the Form 6-K on March 22, 2007 (File No. 001-31360).

2.6	Securities Purchase Agreement by and between the Registrant and each purchaser identified on the signature pages thereto dated February 29, 2008.

2.7	Common Stock Purchase Warrant dated March 12, 2008

2.8	Certificate of Debenture due September 12, 2009 and issued March 12, 2008.

2.9	Subsidiary Guarantee (PreMD International Inc.), dated February 29, 2008

2.10	Subsidiary Guarantee (6211178 Canada Inc.), dated February 29, 2008

4.1*	Supply Agreement by and between the Registrant and Diagnostic Chemicals Limited dated June 19, 2001. Previously filed as Exhibit 4.1 to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

4.2*	Cholesterol 1,2,3—Skin Cholesterol Measurement System—Product Development, Manufacturing and Marketing and Sales Agreement by and between the Registrant and X-Rite, Inc. dated May 14, 1999. Previously filed as Exhibit 4.2 to the Corporation’s Registration Statement on Amendment No. 1 to the Form 20-F filed on October 28, 2002 (File No. 001-31360).

4.3	Employment Agreement by and between the Registrant and Ronald Hosking dated February 2, 2006. Previously filed as Exhibit 4.3 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

4.4	Employment Agreement by and between the Registrant and Tim Currie dated January 10, 2006. Previously filed as Exhibit 4.4 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

4.5	Employment Agreement by and between the Registrant and Dr. H.B. Brent Norton dated Jan. 1, 2001. Previously filed as Exhibit 4.4 to the Corporation’s Registration Statement on Form 20-F filed on June 18, 2002 (File No. 001-31360).

4.6	Employment Agreement by and between the Registrant and Michael Evelegh dated Jan 1, 2001. Previously filed as Exhibit 4.5 to the Corporation’s Registration Statement on Amendment No.1 to the Form 20-F filed on October 28, 2002 (File No. 001-31360).

4.7	Lease Agreement by and between the Registrant, and 448048 Ontario Inc. dated November 19, 2004. Previously filed as Exhibit 4.6 to the Corporation’s Annual Report on Form 20-F filed on June 30, 2005 (File No. 001-31360).

4.8	McMaster Bioscience Incubation Centre Host Agreement between McMaster University and the Registrant dated November 17, 2005. Previously filed as Exhibit 4.8 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

4.9*	License, Development and Supply Agreement between McNeil PDI Inc. and the Registrant dated May 9, 2002. Previously filed as Exhibit 4.8 to the Corporation’s Registration Statement on Amendment No. 4 to the Form 20-F filed on March 7, 2003 (File No. 001-31360).

4.10*	Amendment to License, Development and Supply Agreement by and between McNeil PDI Inc. and the Registrant dated December 20, 2002. Previously filed as Exhibit 4.9 to the Corporation’s Registration Statement on Amendment No. 4 to the Form 20-F filed on March 7, 2003 (File No. 001-31360).

4.11*	License, Development and Supply Agreement by and between McNeil PDI Inc., McNeil Consumer & Specialty Pharmaceuticals Division of McNeil-PPC, Inc., IMI International Medical Innovations Inc. (Switzerland) and the Registrant, dated May 28, 2004. Previously filed as Exhibit 99.1 to the Form 6-K on June 9, 2004 (File No. 001-31360).

4.12*	Amendment dated December 9, 2005 to the License, Development and Supply Agreement by and between McNeil PDI Inc. and the Registrant dated May 9, 2002 as amended December 20, 2002. Previously filed as Exhibit 4.12 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360).

4.13*	Amendment dated December 9, 2005 to the License, Development and Supply Agreement by and between McNeil PDI Inc., McNeil Consumer & Specialty Pharmaceuticals Division of McNeil-PPC, Inc., IMI International Medical Innovations Inc. (Switzerland) and the Registrant, dated May 28, 2004. Previously filed as Exhibit 4.13 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360)

4.14	Code of Ethics/Code of Business Conduct previously filed as Exhibit 4.11 to the Corporation’s Annual Report on Form 20-F filed on June 23, 2004 (File No. 001-31360)

4.15	Underwriting Agreement between Orion Securities Inc., Loewen, Ondaatje, McCutcheon Limited and the Registrant dated August 30, 2005. Previously filed as Exhibit 4.16 to the Corporation’s Annual Report on Form 20-F filed on May 12, 2006 (File No. 001-31360)

4.16	Manufacturing Services Agreement with Jabil Circuit Inc. dated March 30, 2007. Previously filed as Exhibit 4.16 to the Corporations Annual Report on Form 20-F filed on June 20, 2007 (File No. 001-31360)

4.17*	License, Development and Supply Agreement between the Registrant and AstraZeneca Pharmaceuticals LP, dated July 13, 2007. Previously furnished as Exhibit 99.1 to the Form 6-K on July 31, 2007 (File No. 001-31360)

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Independent Registered Public Accounting Firm

*	Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURE

PreMD Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PreMD Inc.

By:	/s/ RONALD HOSKING
Ronald Hosking
Its:	Vice President, Finance and Chief Financial Officer
(principal accounting and financial officer)

Dated: May, 14 2008

PreMD Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young LLP thereon, are filed as part of this Annual Report on Form 20-F:

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of PreMD Inc.

We have audited the consolidated balance sheets of PreMD Inc. (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PreMD Inc. as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2007 the Company changed its method of accounting for financial instruments.

Toronto, Canada,
March 12, 2008,

except as to Note 12, which is as of April 10, 2008.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 12, 2008, except as to Note 12, which is as of April 10, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Toronto, Canada,
March 12, 2008,
except for Note 12, which is as of April 10, 2008.

PreMD Inc.

Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS

[In Canadian dollars]

[See note 1 – Nature of Operations and Going Concern Uncertainty]

As at December 31

	2007 $	2006 $
ASSETS
Current
Cash and cash equivalents [note 2]	282,200	112,577
Short-term investments [note 2]	907,768	3,163,482
Accounts receivable [note 3]	8,292	11,221
Inventory	61,177	179,219
Prepaid expenses and other receivables	758,715	570,773
Investment tax credits receivable	340,000	200,000

Total current assets	2,358,152	4,237,272

Deferred financing fees, net of accumulated amortization of $174,863 in 2006 [notes 2 and 5]	––	347,589
Capital assets, net [note 4[a]]	93,867	312,410
Intangible assets, net of accumulated amortization of $991,473 [2006 – $915,027] [notes 4[b] and 8[a]]	305,783	382,229

	2,757,802	5,279,500

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable	305,333	963,990
Accrued liabilities	765,312	932,372
Current portion of deferred revenue [note 8[a]]	106,680	––

Total current liabilities	1,177,325	1,896,362

Convertible debentures [notes 2 and 5]	5,626,987	6,350,680
Deferred revenue [note 8[a]]	373,380	––

Total liabilities	7,177,692	8,247,042

Commitments [note 8]
Shareholders’ deficiency
Capital stock [note 6]	29,120,655	25,263,480
Contributed surplus [note 6]	3,098,928	2,521,915
Equity component of convertible debentures [note 5]	2,239,385	2,239,385
Warrants [notes 5, 6[c] and6[d]]	1,557,296	1,170,020
Deficit [note 2]	(40,436,154)	(34,162,342)

Total shareholders’ deficiency	(4,419,890)	(2,967,542)

	2,757,802	5,279,500

See accompanying notes

PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS

AND DEFICIT

[In Canadian dollars]

Years ended December 31

	2007 $	2006 $	2005 $
REVENUE
Product sales [note 3]	41,184	6,513	425,730
License revenue [note 3 and 8[a]]	53,340	3,328,827	1,153,308

	94,524	3,335,340	1,579,038
Cost of product sales, including amortization of nil [2006 – nil; 2005 - $3,456]	140,261	36,824	428,650

	(45,737)	3,298,516	1,150,388

EXPENSES
Research and development	2,777,651	4,773,762	3,120,276
General and administration	3,213,276	3,024,811	2,690,790
Interest on convertible debentures [notes 5 and 6]	663,418	677,723	228,481
Imputed interest on convertible debentures [note 5]	1,002,394	819,609	255,529
Mark-to-market adjustment on derivative [note 2]	18,000	––	––
Amortization [notes 2, 4[a], [b] and 5]	165,753	319,205	252,804
Loss (gain) on foreign exchange	(1,313,292)	97,746	(35,734)

	6,527,200	9,712,856	6,512,146

RECOVERIES AND OTHER INCOME
Investment tax credits	140,000	200,000	198,923
Interest	117,125	265,369	173,130

	257,125	465,369	372,053

Net loss and comprehensive loss for the year	(6,315,812)	(5,948,971)	(4,989,705)
Deficit, beginning of year Adjustment to opening deficit [note 2]	(34,162,342 42,000)	(28,213,371 ––)	(23,223,666 ––)

Deficit, end of year	(40,436,154)	(34,162,342)	(28,213,371)

Basic and diluted loss per share	$(0.26)	$(0.27)	$(0.23)

Weighted average number of common shares outstanding	24,326,078	21,663,698	21,487,008

See accompanying notes

PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[In Canadian dollars]

Years ended December 31

	2007 $	2006 $		2005 $
OPERATING ACTIVITIES
Net loss and comprehensive loss for the year	(6,315,812)	(5,948,971)		(4,989,705)
Add (deduct) items not involving cash Amortization	165,753	319,205		256,260
Stock-based compensation costs included in
Research and development expense	193,527	156,920		147,085
General and administration expense	400,821	383,767		421,812
Loss (gain) on sale of capital assets	139,669	(1,743)		—
Imputed interest on convertible debentures	1,002,394	819,609		255,529
Mark-to-market adjustment on derivative	18,000	—		—
Interest on convertible debentures paid in common shares	543,312	281,462		—
Loss (gain) on foreign exchange	(1,288,160)	97,748		(35,734)
Net change in non-cash working capital balances related to operations [note 9]	(1,011,237)	1,422,730		(1,061,397)
Increase (decrease) in deferred revenue	480,060	(2,609,315)		(301,885)

Cash used in operating activities	(5,671,673)	(5,078,588)		(5,308,035)

INVESTING ACTIVITIES Short-term investments Purchase of trademark [note 8[a]] Purchase of capital assets Proceeds from sale of capital assets	2,218,115 — (11,868 1,435)	4,589,356 (150,000 (24,965 3,000	) )	(3,065,568 — (130,310 —	) )

Cash provided by (used in) investing activities	2,207,682	4,417,391		(3,195,878)

FINANCING ACTIVITIES
Issuance of convertible debentures [note 5]	—	—		9,827,616
Financing fees [notes 2 and 5]	—	(51,399)		(861,328)
Issuance of capital stock, net of issue costs [note 6[c]]	3,683,804	—		198,400

Cash provided by (used in) financing activities	3,683,804	(51,399)		9,164,688

Effect of exchange rate changes on cash and cash equivalents	(50,190)	51,974		(127,034)

Net increase (decrease) in cash and cash equivalents during the year Cash and cash equivalents, beginning of year	169,623 112,577	(660,622 773,199)		533,741 239,458

Cash and cash equivalents, end of year	282,200	112,577		773,199

Represented by
Cash	164,776	112,577		773,199
Cash equivalents	117,424	—		—

	282,200	112,577		773,199

Supplemental cash flow information Cash paid during the year for interest [note 5]	120,106	396,261		228,481

See accompanying notes

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

PreMD Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with non-invasive or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company develops easy-to-use, accurate and cost-effective tests designed for use in a point of care setting, in a laboratory, in the life insurance industry, and, eventually, at home. The Company licenses the global sales and distribution rights to third parties.

The Company currently owns patents for a test used to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and breast cancer. In addition, the Company has patents and patents pending for color measurement in biological reactions.

The Company’s consolidated financial statements have been prepared on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company reported a loss of $6,315,812 for the year ended December 31, 2007, has a shareholders’ deficiency of $4,419,890 as at December 31, 2007 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows. It is not possible at this time to predict the outcome of these matters. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies. These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity. On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX. On February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

Subsequent to the year end, on January 15, 2008, the Company received a non-substantially equivalent (“NSE”) letter from the U.S. Food and Drug Administration (the “FDA”) regarding the 510(k) submission for an expanded regulatory claim on its point-of-care (“POC”) skin cholesterol test. The Company has filed a request for a second level review of the 510(k) submission and is fully exploring the issues raised by the FDA in order to achieve FDA clearance [Note 12].

On March 12, 2008, the Company issued by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of $1,220,000. Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

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

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

Changes in accounting policies

Canadian standards

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3251, “Equity”, Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments - Recognition and Measurement” and Section 3865, “Hedges” retroactively, without prior period restatement. These new Handbook Sections which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

[a]	Equity and comprehensive income

Section 3251 describes standards for the presentation of equity and changes in equity during the period. Section 1530 describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The Company had no significant “other comprehensive income” transactions during the year and the adoption of this standard had no significant impact on opening accumulated other comprehensive income or loss.

[b]	Financial instruments

Section 3855 describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

•	all financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;

•	all financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their amortized cost; and

•	all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adopting this section on January 1, 2007, the Company reclassified unamortized deferred financing fees relating to convertible debentures of $347,589 to convertible debentures. The deferred financing fees are being amortized using the effective interest method over the term of the related convertible debentures. This resulted in a decrease of $75,000 in the opening deficit and convertible debentures upon adoption. Also, amortization of deferred financing fees included in imputed interest for the current year was $14,000 less than it would have otherwise been prior to the new section.

In accordance with the new standard, the Company has classified cash and cash equivalents as held-for-trading, short-term investments as held-to maturity, accounts receivable and other receivables as loans and receivables and accounts payable, accrued liabilities and convertible debentures as other financial liabilities. The carrying values of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

The fair values of the equity and warrant components of the convertible debentures are recorded as “equity component of convertible debentures” and “warrants”, respectively, net of the allocated financing costs. The carrying value of the convertible debentures is recorded as a liability and is being accreted to its maturity value through charges to income for the imputed interest [note 5].

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

The standard also requires derivative instruments to be recorded as either assets or liabilities measured at their fair value, with changes in fair value recognized in earnings. Certain derivatives embedded within a host contract must also be measured at fair value. The Company has determined that the option to settle quarterly interest payments in common shares calculated based on a fixed exchange rate of $0.8209 [note 5] is a series of foreign exchange options that expire on each interest payment date. The fair value of the derivative asset upon issuance of the convertible debentures was $61,000 which resulted in a corresponding increase in convertible debentures.

Upon adoption of this standard, on January 1, 2007, the Company recorded a derivative asset of $18,000, an increase to the opening deficit of $33,000 and an increase in the convertible debentures of $51,000.

During fiscal 2007, the Company recognized an expense of $18,000 as a result of valuing the derivative asset on a mark-to-market basis as at December 31, 2007. In addition, as a result of adopting this standard, the imputed interest on the convertible debentures was $11,000 less than what it would have otherwise been prior to the new section.

[c]	Hedges

Section 3865 describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•	changes in the fair value of a hedged item and a hedging item; and

•	changes resulting from risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the consolidated statement of loss, comprehensive loss and deficit in the same period. The Company currently does not have any hedges.

U.S. standards

Income taxes

The Company has adopted Financial Accounting Standards Board [“FASB”] FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109”. There was no material impact on the consolidated financial statements as a result of the Company adopting this pronouncement.

Recently issued pronouncements

The following is an overview of accounting standard changes that the Company will be required to adopt in future years:

Canadian pronouncements

[a]	Capital disclosures and financial instruments – presentation and disclosure

The CICA issued three new accounting standards: Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Company will adopt them on January 1, 2008. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about a company’s capital and how it is managed. The purpose will be to enable users of the consolidated financial statements to evaluate the Company’s objectives, policies and processes for managing capital.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

Sections 3862 and 3863 will replace Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks.

[b]	Inventories

The CICA issued Section 3031, “Inventories”, which will replace Section 3030, “Inventories”. This new standard is effective for fiscal years beginning on or after January 1, 2008, and the Company will adopt this section on January 1, 2008. Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.

[c]	Goodwill and intangible assets

The CICA issued the new accounting standard Section 3064, “Goodwill and Intangible Assets” which will replace Section 3062, “Goodwill and Other Intangible Assets”. This new standard will be effective for fiscal years beginning on or after October 1, 2008 and the Company will adopt it on January 1, 2009. The objective of the changes is to reinforce a principle-based approach to the recognition of costs as assets and to clarify the application of the concept of matching revenue and expenses.

[d]	International financial reporting standards (“IFRS”)

The Canadian Accounting Standards Board (AcSB) has confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for those enterprises. These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. The Company is currently evaluating the impact of adopting IFRS.

U.S. pronouncements

[a]	Fair value measurements and fair value option for financial assets and liabilities

SFAS No. 157, “Fair Value Measurements”, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements which require or permit fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 applies to all entities with available-for-sale and held-for-trading securities. SFAS No. 159 is effective as at the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating the effects of adopting these two standards.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

[b]	Business combinations

Effective for fiscal years beginning after December 15, 2008, SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” will improve, simplify and converge internationally the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, “Business Combinations”. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented. The Company is evaluating the effects of adopting this standard.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PreMD International Inc., Berne, incorporated under the laws of Switzerland, and 6211178 Canada Inc., incorporated under the laws of Canada. All significant intercompany transactions and balances have been eliminated upon consolidation.

Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign operations are considered integrated and are translated into Canadian dollars using the temporal method. Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate for the year, except for amortization of capital assets which is translated at the same exchange rates as the assets to which they relate. Exchange gains or losses are included in the determination of net loss and comprehensive loss for the year.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from those estimates. F11

Significant areas requiring the use of management’s estimates include stock-based compensation, the evaluation of impairment of intangible assets, the amortization period for deferred revenue and the useful lives of definite life capital assets.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and highly liquid investments that are readily convertible into cash with maturities of less than 90 days when purchased. As at December 31, 2007, cash equivalents were comprised of funds with an average interest rate of 2.2%. There were no cash equivalents as at December 31, 2006.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

Short-term investments

Short-term investments are classified as held-to-maturity and are carried at amortized cost. Market value approximates amortized cost. Short-term investments as at December 31, 2007 were comprised of money market funds with interest rates of approximately 4.9% [2006 - 4.5%]. Short-term investments are comprised of highly liquid investments with maturity periods greater than 90 days but less than one year when purchased.

Inventory

Inventory of raw materials is valued at the lower of cost and replacement cost. Inventory of finished goods is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

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

The Company provides for amortization on the declining balance basis, unless otherwise indicated, at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Molds and manufacturing equipment	useful life on basis of units produced
Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

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

Indemnifications

Many of the Company’s agreements, specifically those related to financing, clinical trials, research and development and supply arrangements, include indemnification provisions where the Company agrees to indemnify and hold harmless the counterparty against possible claims by third parties. Potential payments under these provisions relate to personal injury resulting from clinical trials and from breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, consents to transfer, employment matters, litigation and other potential material liabilities. None of the indemnification provisions absorb the credit risk of the counterparties’ assets or liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. The Company also maintains product liability insurance to cover claims related to its clinical trials and sales of products. At December 31, 2007, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

Revenue recognition

In 2007, the Company earned 100% of its license revenue from one customer under the terms of one contract. In 2006 and 2005, the Company earned 100% of its revenue from a different customer under the terms of two contracts [note 8[a]]. These contracts outlined the terms for all products and services provided to the customer, and were considered multiple revenue arrangements. Under the terms of Emerging Issues Committee No. 142 - “Revenue Arrangements with Multiple Deliverables”, products and services under these contracts are separated into units of accounting for revenue recognition purposes.

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

Revenue from sales of products to licensees is recognized when the title passes to the customer and when the products are shipped.

Interest income is recognized as earned.

Research and development and related investment tax credits

Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trial costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Reimbursements for specific expenditures received through collaborative funding have been applied against research and development expenses.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable. The amounts are recorded as follows:

•	for capital assets - as a reduction of the cost of the related asset; and

•	for operating expenses - as a recovery within the consolidated statements of loss, comprehensive loss and deficit.

Stock-based compensation

The Company has two stock-based compensation plans for employees, directors and consultants, which are described in note 6[e]. Certain of the stock options granted vest over a fixed term and others vest based on performance upon the achievement of certain milestones.

Canadian GAAP requires that options issued be accounted for using the fair value method of accounting. Non-cash compensation expense for fixed-term options is recorded over the term of the vesting period, whereas compensation expense for performance options is recorded when it is determined that achievement of the milestone is likely. Prior to 2003, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method. On exercise of stock options and warrants, the proceeds together with the amount recorded in contributed surplus are recorded as capital stock.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

Shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as a non-cash compensation expense in the consolidated statements of loss and deficit [note 6[f]].

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

3. ECONOMIC DEPENDENCE AND CONCENTRATION OF CREDIT RISK

In 2007, revenue from product sales was from multiple customers but license revenue was from one customer pursuant to a license agreement dated July 13, 2007 [note 8[a]]. Revenue earned by the Company in fiscal years 2005 to 2006 was from one customer. This revenue was pursuant to a license agreement that was terminated on December 28, 2006 [note 8[a]]. All amounts due to the Company from this customer had been collected prior to December 31, 2006.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

4. CAPITAL AND INTANGIBLE ASSETS

[a]	Capital assets consist of the following:

	2007
	Cost $	Accumulated amortization $	Net book value $
Molds and manufacturing equipment	20,585	10,056	10,529
Computer equipment	164,428	138,507	25,921
Furniture and equipment	69,085	52,167	16,918
Laboratory equipment	66,760	34,475	32,285
Leasehold improvements	40,467	32,253	8,214

	361,325	267,458	93,867

	2006
	Cost $	Accumulated amortization $	Net Book Value $
Molds and manufacturing equipment	20,585	10,056	10,529
Computer equipment	299,947	218,529	81,418
Furniture and equipment	65,609	48,373	17,236
Research instrumentation	666,460	515,576	150,884
Laboratory equipment	61,437	24,023	37,414
Leasehold improvements	39,983	25,054	14,929

	1,154,021	841,611	312,410

Amortization expense on capital assets amounted to $89,307 in 2007 [2006 - $121,934; 2005 -$140,629].

[b]	Intangible assets consist of the following:

	2007
	Cost $	Accumulated amortization $	Net book value $
Patents and patent rights	1,147,256	961,473	185,783
Trademarks	150,000	30,000	120,000

	1,297,256	991,473	305,783

	2006
	Cost $	Accumulated amortization $	Net book Value $
Patents and patent rights	1,147,256	915,027	232,229
Trademarks	150,000	—	150,000

	1,297,256	915,027	382,229

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

Amortization expense on intangible assets amounted to $76,446 in 2007 [2006 - $58,057; 2005 -$72,572].

5. CONVERTIBLE DEBENTURES

On August 30, 2005, the Company completed a financing, by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 [U.S.$8,210,000] less issue fees and expenses of $913,000 [resulting in net proceeds of $8,915,000]. The unsecured debentures bear interest at an annual rate of 7% [effective rate of 15% on the liability component], payable quarterly in cash or common shares at the Company’s option. Interest payments made in cash amounted to $120,106 in 2007 [2006 - $396,261, 2005 - 228,481]. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date and is based on a fixed exchange rate of 0.8209 [note 6[b]]. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share [subject to adjustment]. If all the debentures were converted into common shares, it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per share [subject to adjustment]. At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder. On August 25, 2006, $475,441 [U.S.$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to capital stock.

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

	Equity component	Warrants
Expected volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

	Proceeds $	Deferred financing fees $	Net $
Issuance of convertible debentures	9,827,616	861,328	8,966,288
Equity component of convertible debentures	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)

Liability component of convertible debentures	5,917,209	520,784	5,396,425

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

The liability component is being accreted over the term of the convertible debentures by a charge to the consolidated statements of loss, comprehensive loss and deficit for imputed interest at an effective rate of 15% and, at maturity, will be equal to the face value of the debentures. All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from date of issue to December 31, 2007:

$
Issuance of convertible debentures, August 30, 2005	5,917,209
Changes in foreign exchange rates	(279,398)
Imputed interest	255,529

Balance, December 31, 2005	5,893,340
Conversion to common shares	(357,304)
Changes in foreign exchange rates	(4,965)
Imputed interest	819,609

Balance, December 31, 2006	6,350,680
Adjustment to opening balance [note 2]	(24,000)
Reclassification of deferred financing fees [note 2]	(347,589)
Changes in foreign exchange rates	(1,354,498)
Imputed interest	1,002,394

Balance, December 31, 2007	5,626,987

As a result of adopting Section 3855, amortization of deferred financing fees included in imputed interest on convertible debentures amounted to $117,496 in 2007. In 2006 and 2005, amortization of deferred financing fees of $139,214 and $43,059, respectively, was included in amortization expense.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

[a]	Authorized

The authorized capital stock of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

[b]	Issued and outstanding shares

Common shares	Number #	Stated value $	Contributed surplus $	Total $
Balance, December 31, 2004	21,313,595	24,192,321	1,328,187	25,520,508
Expiry of warrants [note 6[d]]	—	—	3,000	3,000
Stock-based compensation expense [note 6[e]]	—	—	509,792	509,792
Issued under share purchase plan [note 6[f]]	23,167	59,105	—	59,105
Issued on exercise of options [note 6[e]]	31,000	78,400	—	78,400
Repayment of share purchase loans	180,000	120,000	—	120,000

Balance, December 31, 2005	21,547,762	24,449,826	1,840,979	26,290,805
Expiry of warrants [note 8[b][i]]	—	—	197,000	197,000
Stock-based compensation expense [note 6[e]]	—	—	483,936	483,936
Issued under share purchase plan [note 6[f]]	25,910	56,751	—	56,751
Issued as payment for interest [note 5]	133,674	281,462	—	281,462
Issued on conversion of debenture [note 5]	150,877	475,441	—	475,441

Balance, December 31, 2006	21,858,223	25,263,480	2,521,915	27,785,395
Issued on exercise of options [note 6[e]]	3,000	4,600	(400)	4,200
Stock-based compensation expense [note 6[e]]	—	—	577,413	577,413
Issued under share purchase plan [note 6[f]]	12,000	16,935	—	16,935
Issued as payment for interest [note 5]	423,851	543,312	—	543,312
Issued pursuant to private placement [note 6[c]]	2,917,268	3,292,328	—	3,292,328

Balance, December 31, 2007	25,214,342	29,120,655	3,098,928	32,219,583

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

[c]	Private placement

On March 27, 2007, the Company issued, by way of private placement 2,917,268 common shares and 1,458,635 common share purchase warrants at $1.33 per unit for gross proceeds of $3,880,416, less issue expenses of $200,812 [resulting in net proceeds of $3,679,604]. The issue expenses were pro rated between the equity and the warrant components. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share. The fair value of the warrants at the date of grant was estimated as $387,276 [net of expenses of $21,142], determined using the Black-Scholes option pricing model.

[d]	Warrants

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

The status of warrants as at December 31, 2007, 2006 and 2005 and changes during the years ended on those dates is presented below:

	2007		2006		2005
	Number of warrants #	Weighted average exercise price $	Number of warrants #	Weighted average exercise price $	Number of warrants #	Weighted average exercise price $
Outstanding, beginning of year	1,288,970	3.57	1,388,970	3.60	110,000	4.05
Granted	1,458,635	1.66	—	—	1,288,970	3.57
Expired or forfeited	—	—	(100,000)	4.00	(10,000)	4.50

Outstanding, end of year	2,747,605	2.56	1,288,970	3.57	1,388,970	3.60

[e]	Options

Under the 1998 Stock Option Plan, the Company grants options to its employees, directors and consultants. The Company may issue options for up to 4,500,000 common shares. As at December 31, 2007, 3,225,017 options had been issued, of which 2,952,804 remain outstanding under this plan, and the remaining 1,274,983 are eligible to be issued. The exercise price of each option granted may not be less than the market price of the Company’s stock on the date of the grant and no option may have a term exceeding 10 years.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

Certain of the options vest over a fixed term and others vest based on performance upon the achievement of certain milestones. A summary of the status of the two types of options is presented below:

Fixed stock options

Fixed stock options vest on an annual basis over a period of up to five years. The status of fixed stock options as at December 31, 2007, 2006 and 2005 and changes during the years ended on those dates is presented below:

	2007		2006		2005
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $
Outstanding, beginning of year	2,739,304	2.83	2,297,785	3.41	1,954,285	3.54
Granted	877,000	1.55	896,500	1.48	549,500	3.02
Exercised	(3,000)	1.40	—	—	(31,000)	2.53
Expired or forfeited	(813,500)	3.31	(454,981)	3.08	(175,000)	3.79

Outstanding, end of year	2,799,804	2.29	2,739,304	2.83	2,297,785	3.41

Options exercisable, end of year	1,159,644	3.00	1,461,783	3.47	1,458,114	3.49

The following table presents information about fixed stock options outstanding at December 31, 2007:

Range of exercise prices $	Number outstanding #	Weighted average remaining life [in years]	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
1.10 - 1.70	1,542,500	3.81	1.44	222,500	1.24
2.20 - 2.95	679,304	1.78	2.89	411,844	2.87
3.20 - 3.97	218,000	1.77	3.58	186,300	3.52
4.00 - 4.09	360,000	1.06	4.02	339,000	4.02

	2,799,804	2.80	2.29	1,159,644	3.00

The assumptions used to calculate the fair value of stock-based compensation expense using the Black-Scholes option pricing model are approximately as follows:

	2007	2006	2005
Expected volatility	46.6%	43.9%	42.2%
Risk-free interest rate	4.24%	3.97%	3.66%
Expected life	5 years	5 years	5 years

Dividend yield assumption used for all years presented was nil.

The Black-Scholes option pricing model was used by the Company to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

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

The status of performance stock options as at December 31, 2007, 2006 and 2005 and changes during the years ended on those dates is presented below:

	2007		2006		2005
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $	Number Of options #	Weighted average exercise price $
Outstanding, beginning of year	181,000	2.91	176,000	3.46	176,000	3.46
Granted	33,000	1.15	120,000	2.35	—	—
Expired or forfeited	(61,000)	4.00	(115,000)	3.17	—	—

Outstanding, end of year	153,000	2.09	181,000	2.91	176,000	3.46

Options exercisable, end of year	123,000	2.32	34,700	4.00	85,825	3.29

The following table presents information about performance stock options outstanding at December 31, 2007:

Range of exercise prices $	Number outstanding #	Weighted average remaining life [in years]	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
1.12 – 1.17	33,000	4.46	1.15	3,000	1.15
2.35	120,000	3.83	2.35	120,000	2.35

	153,000	3.96	2.09	123,000	2.32

Performance stock-based compensation of $128,820 was expensed in 2007 [2006 – nil, 2005 -nil].

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

Pro forma impact of stock-based compensation

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	2007 $	2006 $	2005 $
Net loss and comprehensive loss for the year	(6,315,812)	(5,948,971)	(4,989,705)
Estimated stock-based compensation expense	(6,000)	(50,610)	(116,286)

Pro forma net loss	(6,321,812)	(5,999,581)	(5,105,991)

Pro forma basic and diluted loss per common share	$(0.26)	$(0.28)	$(0.24)

The assumptions used to calculate the fair value of stock-based compensation expense using the Black-Scholes option pricing model are approximately as follows: expected volatility of 54.3%; risk-free interest rate of 4.06%; dividend yield of nil; and expected life of the options of five years.

[f]	Share purchase plan

The Company implemented a share purchase plan effective March 22, 1999, as amended on May 25, 2005. Pursuant to the terms of the plan, the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares, up to a maximum value of the lesser of 50% of the maximum allowable annual contribution for registered retirement savings plans [being $9,500 as at December 31, 2007 or 9% of the employee’s annual salary]. The maximum number of common shares which may be issued by the Company pursuant to the share purchase plan is 350,000. Under the plan, the Company issued 12,000 common shares to employees and directors during the year ended December 31, 2007 and 25,910 and 23,167 common shares during the years ended December 31, 2006 and 2005, respectively.

7. INCOME TAXES

[a]	Significant components of the Company’s future tax assets are as follows:

	2007 $	2006 $
Future tax assets
Federal tax loss carryforwards	2,680,000	3,045,000
Ontario tax loss carryforwards	2,501,000	2,170,000
Investment tax credits	2,521,000	2,061,000
Financing and share issue costs	251,000	194,000
Scientific research and experimental development	3,575,000	3,684,000
Capital assets	163,000	95,000
Deferred revenue	139,000	—
Unrealized gain on foreign exchange	(187,000)	—

Future tax assets before valuation allowance	11,643,000	11,249,000
Valuation allowance	11,643,000	11,249,000

Net future tax assets	—	—

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

No net future tax assets have been recognized in the consolidated financial statements as the realization of the net future tax assets does not meet the more likely than not recognition criteria.

[b]	The Company has accumulated tax losses for federal and provincial purposes in Canada. The Company also has unclaimed federal scientific research investment tax credits. The losses and investment tax credits can be used to offset future years’ Canadian taxable income, the benefit of which has not been recorded in the accounts.

The approximate tax losses and investment tax credits expire as follows:

	Federal $	Ontario $	Investment tax credits $
2008	1,562,000	1,562,000	—
2009	2,887,000	2,887,000	18,000
2010	2,018,000	2,018,000	247,000
2011	—	—	337,000
2012	—	—	297,000
2013	—	—	397,000
2014	494,000	494,000	423,000
2015	2,160,000	2,160,000	466,000
2026	4,836,000	4,836,000	454,000
2027	3,911,000	3,911,000	327,000

	17,868,000	17,868,000	2,966,000

[c]	The Company has available scientific research and experimental development [“SR&ED”] expenditures for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. The total of such expenditures accumulated to December 31, 2007 was approximately $12,326,000. The potential income tax benefits associated with these expenditures have not been recorded in the accounts.

[d]	The Company is entitled to receive provincial investment tax credits relating to SR&ED expenditures incurred, the benefits of which have been accrued in the accounts.

[e]	The following is a reconciliation of the provision for (recovery of) income taxes between those that are expected, based on substantively enacted rates, to those currently reported:

	2007		2006		2005
	$	%	$	%	$	%
Loss before income taxes	(6,315,812)		(5,948,971)		(4,989,705)

Expected recovery of income taxes	(2,281,271)	(36.1)	(2,148,768)	(36.1)	(1,802,281)	(36.1)
Permanent differences	353,375	5.6	526,482	8.8	299,044	6.0
Change in valuation allowance	1,927,896	30.5	1,622,286	27.3	1,503,237	30.1

	—	—	—	—	—	—

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

8. COMMITMENTS

[a]	Commercialization agreements

On July 13, 2007, the Company signed an agreement with AstraZeneca Pharmaceuticals LP [“AstraZeneca”] to market and distribute the Company’s skin cholesterol test in the U.S. Under the financial terms of the agreement, the Company received an upfront payment of US$500,000 and can receive a series of additional payments of up to US$6,000,000 upon attainment of various development and revenue targets. The upfront payment was deferred and is being recognized as license revenue on a straight-line basis over five years which is the expected performance period whereby both parties believe they will be able to successfully market and distribute the Company’s skin cholesterol test in the U.S. In addition, the Company will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of US$30,000,000 per year. The agreement does not provide for a fixed termination date.

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

The Company has entered into agreements with various clinical sites to conduct clinical trials on its technologies. The Company is committed, upon the progressive completion of the trials, to make further payments of approximately $112,000.

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

[i]

Pursuant to agreements [the “ColorectAlertTM License Agreements”] dated March 27, 1998, May 1, 1998, and October 23, 2001 between the Company and Dr. A.K.M. Shamsuddin [the “ColorectAlertTM Inventor”], the Company acquired a license, including the three existing United States and Japanese patents, for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions [“ColorectAlertTM”]. Pursuant to the terms of the agreements, the Company is required to make payments upon achieving certain research and development milestones as well as royalty payments based on revenue from sales of this technology. As at December 31, 2007, the Company had made milestone payments under the ColorectAlertTM License Agreements of approximately $328,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $120,000. In addition, the Company granted warrants to purchase up to 100,000 common shares at exercise prices ranging from $3.50 to $4.50 per share to the ColorectAlertTM Inventor. These warrants expired unexercised on October 19, 2006, and the fair value of $197,000 was reclassified from warrants to contributed surplus [note 6[b]].

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

On January 5, 2007, the Company settled litigation relating to the ColorectAlertTM License Agreements. Under the terms of the settlement with Dr. Shamsuddin and Med-11 AG [“Med-11”], the Company agreed to pay $175,000 to Med-11 and amended the agreements to replace Dr. Shamsuddin with Med-11 as the licensor. This amount was expensed in 2006 as general and administration expense. The amendment also reduced the royalty payable by the Company from 10% to 7.5% on its revenue from products utilizing the patents and eliminated all future milestone payments that the Company may have been required to pay under the initial agreements.

[ii]

The Company entered into an agreement [the “Procyon License Agreement”] with Ambrilia Biopharma, Inc. [formerly, Procyon Biopharma Inc.] [“Procyon”] dated March 19, 2001, as amended, whereby the Company has the right to complete the development, clinical trials and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPathTM technology exclusively on a global basis. Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by the Company. Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucus-based colorectal cancer tests. As at December 31, 2007, the Company had made milestone payments under the Procyon License Agreement of $125,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $225,000. The Procyon License Agreement does not have a fixed termination date and it may be terminated upon written agreement of the parties, if the Company has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlertTM or ColoPathTM or met minimum levels of sales of these products.

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

The Company has contractual commitments and future minimum annual lease payments under operating leases for its office premises and laboratory facilities as follows:

$
2008	138,000
2009	20,000
2010 and thereafter	—

158,000

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

	2007 $	2006 $	2005 $
Accounts receivable	2,929	870,670	(659,543)
Inventory	118,042	(142,913)	231,194
Prepaid expenses and other receivables	(187,942)	(253,509)	(180,249)
Investment tax credits receivable	(140,000)	—	189,000
Accounts payable and accrued liabilities	(804,266)	948,482	(641,799)

	(1,011,237)	1,422,730	(1,061,397)

The Company did not pay any amounts for income taxes from 2005 to 2007.

10. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:

	2007 $	2006 $	2005 $
Net loss for the year [Canadian GAAP]	(6,315,812)	(5,948,971)	(4,989,705)
Adjustments
Amortization of intangible assets [a]	46,446	58,057	72,572
Mark-to-market adjustment on derivative [b]	820,286	54,088	28,807
Amortization of deferred financing fees [c]	(69,613)	(50,043)	(15,798)

Net loss and comprehensive loss for the year [U.S. GAAP] [e]	(5,518,693)	(5,886,869)	(4,904,124)

Basic and diluted loss per share [U.S. GAAP]	$(0.23)	$(0.27)	$(0.23)

Weighted average number of common shares outstanding, basic and diluted	24,326,078	21,663,698	21,487,008

Basic loss per common share is determined using the weighted average number of common shares outstanding during the years. As a result of the net losses for the years ended December 31, 2007, 2006 and 2005, the potential dilutive effect of the exercise of stock options and warrants was anti-dilutive, and therefore, it was not included in the calculation of diluted loss per share.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

Consolidated balance sheet items, which would differ under U.S. GAAP, are as follows:

	2007 $	2006 $
ASSETS
Intangible assets, net [a]	120,000	150,000
Deferred financing fees [c]	288,742	493,851

	2,860,761	5,185,639

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Convertible debentures [b][c]	5,932,080	6,368,680

Derivative liability [b]	1,556,851	2,402,244

	9,039,636	10,667,286

Shareholders’ deficiency
Capital stock	33,838,892	29,981,717
Additional paid-in capital [d]	6,132,141	5,167,851
Deficit [a] [b] [c]	(46,149,908)	(40,631,215)

	(6,178,875)	(5,481,647)

	2,860,761	5,185,639

[a]	Intangible assets

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

The Company determined that the conversion feature of the convertible debentures met the definition of a derivative under FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, and should be recorded on the consolidated balance sheets as a derivative liability with subsequent changes in value recorded through earnings.

In accordance with Accounting Principles Board [“APB”] Opinion No. 14, a value is assigned to the warrants when they are detachable from the convertible debentures. As a result, there is no difference in the value assigned to warrants under Canadian and U.S. GAAP.

On August 25, 2006, $461,235 [U.S.$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability component of the convertible debentures, $136,298 of the derivative liability and $32,367 of the deferred financing fees to capital stock. These amounts differ slightly from the amounts reported under Canadian GAAP described in note 5.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

[c]	Deferred financing fees

Under U.S. GAAP, financing fees relating to the issue of convertible debentures are pro-rated between the liability [exclusive of the fair value assigned to the conversion feature] and the warrant components of the debentures. Under Canadian GAAP, the financing fees are allocated between the liability, the equity and the warrant components. The expenses related to the liability component are deferred and amortized over the term of the debentures using the effective interest method whereas the expenses related to the equity and warrant components are netted against their respective fair values. The resulting difference is that the financing fees allocated to the liability component under U.S. GAAP are higher than under Canadian GAAP, and therefore, additional amortization expense is recorded.

Effective January 1, 2007, under Canadian GAAP, the Company reclassified the unamortized deferred financing fees to convertible debentures to adopt Section 3855. Therefore, the reported amount of deferred financing fees and convertible debentures is presented net under Canadian GAAP but gross under U.S. GAAP.

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

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period. For the years presented, the Company did not have any material transactions that would otherwise have had an impact on comprehensive loss. As such, net loss for the year under U.S. GAAP is equal to comprehensive loss.

[f]	SFAS 123 pro forma disclosures

SFAS 123 requires pro forma disclosures of net loss and loss per share as if the fair value method, as opposed to the intrinsic value-based method, of accounting for employee stock options had been applied for performance stock options granted prior to January 1, 2003.

PreMD Inc.

Notes to Consolidated Financial Statements

[In Canadian dollars, unless otherwise stated]

December 31, 2007

The following tables present the Company’s net loss and loss per share on a pro forma basis using the fair value method as determined by the Black-Scholes option pricing model:

	2007 $	2006 $	2005 $
Net loss for the year
U.S. GAAP – as reported	(5,518,693)	(5,886,869)	(4,904,124)
Pro forma stock-based compensation expense [d]	(6,000)	(45,888)	(225,923)

Net loss under U.S. GAAP – pro forma	(5,524,693)	(5,932,757)	(5,130,047)

Basic and diluted loss per share [U.S. GAAP]
As reported	$(0.23)	$(0.27)	$(0.23)
Pro forma	$(0.23)	$(0.27)	$(0.24)

Weighted average number of common shares outstanding, basic and diluted	24,326,078	21,663,698	21,487,008

The assumptions used to calculate the fair value of stock-based compensation expense for performance stock options granted in the respective years prior to 2003 using the Black-Scholes option pricing model are as follows:

	High	Low
Expected volatility	62.3%	55.5%
Risk-free interest rate	6.19%	4.56%
Expected life	5 years	5 years
Dividend yield	nil	nil

[g]	Additional consolidated balance sheet information

Accounts payable and accrued liabilities consisted primarily of amounts owing to trade creditors of $459,695 [2006—$1,208,702; 2005 - $573,818] and accruals related to clinical trials of $294,716 [2006 - $512,660; 2005 - $372,420] and a litigation settlement of nil [2006 - $175,000; 2005 - nil].

11.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements for the years ended December 31, 2006 and 2005 have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

12. SUBSEQUENT EVENT

Subsequent to the year end, on January 15, 2008, the Corporation received an NSE letter from the U.S. FDA regarding the 510(k) submission for an expanded regulatory claim on its POC skin cholesterol test. On April 10, 2008, the FDA denied the Company’s appeal, but the Corporation is continuing to explore several avenues to obtain FDA clearance for this product.